Form 10KSB40, Exhibit 13
period 1998-12-31
FIRST NILES FINANCIAL INC
filed 1999-03-26
CIK 1065823

--------------------------------------------------------------------------------
1998 ANNUAL REPORT
--------------------------------------------------------------------------------







                                     [LOGO]








                           FIRST NILES FINANCIAL, INC.
                                   NILES, OHIO

TABLE OF CONTENTS






                                                                        Page No.
                                                                        --------

President's Message......................................................     1
Selected Consolidated Financial Information..............................     2
Management's Discussion and Analysis of Financial
  Condition and Results of Operation.....................................     4
Consolidated Financial Statements.........................................   17
Shareholder Information...................................................   45
Corporate Information.....................................................   46

                    [FIRST NILES FINANCIAL, INC. LETTERHEAD]








                                                         March 17, 1999


To Our Shareholders:

         It is my distinct pleasure to present to you our first Annual Report to Shareholders of First Niles Financial, Inc. The past year has been one of the most, if not the most, significant year in the 102 year history of the Home Federal Savings and Loan Association of Niles, our wholly-owned operating subsidiary.

         Home Federal converted from mutual to stock form of ownership in October 1998. First Niles, upon completion of Home Federal's conversion to stock form, simultaneously acquired all of the common stock of Home Federal and issued First Niles common stock to the public, raising over $16.9 million. At December 31, 1998, total shareholders' equity equaled approximately $29.9 million.

         Your Board and management are committed to building shareholder value. We will continue to be an organization which is committed to our customers and to the community we serve. We are dedicated to making your investment in First Niles a rewarding one.

         I would also like to take this time to thank all of our loyal customers and new constituents, our shareholders, for their past support and faith in our future.

                                       Sincerely,



                                       WILLIAM L.  STEPHENS
                                       CHAIRMAN OF THE BOARD, PRESIDENT AND CEO


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION



                                                                      December 31,
                                                       ---------------------------------------
                                                        1998            1997            1996
                                                       -------        --------         -------
Selected Financial Condition Data:                             (In Thousands)
----------------------------------
Total assets.......................................... $86,724         $72,497         $71,213
Loans receivable, net.................................  36,132          36,744          33,183
Mortgage-backed and related securities................  12,432          12,359          12,900
Investment securities.................................  20,068          17,741          22,098
Deposits..............................................  54,837          57,854          57,673
Total borrowings......................................     300             400             500
Shareholders' equity..................................  29,923          13,163          12,163



                                                                Years Ended December 31,
                                                       ---------------------------------------
                                                         1998            1997            1996
                                                       -------         -------         -------
                                                               (In Thousands)
Selected Operations Data:
-------------------------

Total interest income................................. $ 5,221         $ 5,002         $ 4,780
Total interest expense................................   2,435           2,476           2,402
                                                       -------         -------         -------
   Net interest income................................   2,786           2,526           2,378
Provision (recovery) for loan losses..................    (103)            700              40
                                                       -------         -------         -------
  Net interest income after provision for loan losses.   2,889           1,826           2,338
Fees and service charges..............................      19              18              17
Gain on sales of investment securities................     461               4              --
Other non-interest income.............................       7               5               6
                                                       -------         -------         -------
Total non-interest income.............................     487              27              23
Total non-interest expense............................   2,290           1,380           1,751
                                                       -------         -------         -------
  Income before taxes and extraordinary item..........   1,086             473             610
Income tax provision..................................     276              87             184
                                                       -------         -------         -------
  Net income.......................................... $   810         $   386         $   426
                                                       =======         =======         =======

Earnings per share....................................      NM              NA              NA
Dividends per share...................................      --              NA              NA

---------------------------------------------------
NM - Not meaningful.
NA - Not applicable.

                                                                         Years Ended December 31,
                                                                  ---------------------------------------
                                                                   1998            1997            1996
                                                                  -------         -------         -------
Selected Financial Ratios and Other Data:
-----------------------------------------
PERFORMANCE RATIOS:
  Return on assets (ratio of net income to
    average total assets)........................................   1.06%           0.54%           0.60%
  Return on equity (ratio of net income to
    average equity)..............................................   4.99            3.05            3.58
  Interest rate spread:
    Average during year..........................................   2.68            2.78            2.63
    End of year..................................................   2.54            2.82            2.85
  Net interest margin (net interest income divided
     by average interest-earning assets).........................   3.68            3.56            3.39
  Ratio of operating expense to average total assets.............   2.94            1.86            2.42
  Ratio of average interest-earning assets to average
    interest-bearing liabilities.................................   1.31            1.22            1.22

QUALITY RATIOS:
  Non-performing assets to total assets at end of year...........   1.10            2.29            1.37
  Non-performing loans to loans receivable, net,
    end of year..................................................   2.64            4.52            2.94
  Allowance for loan losses to non-performing loans,
    end of year..................................................  82.09           51.38           30.90
  Allowance for loan losses to loans receivable, net,
    end of year..................................................   2.17            2.32            0.91

CAPITAL RATIOS:
  Equity to total assets at end of year..........................  34.50           18.16           17.08
  Average equity to average assets...............................  21.30           17.72           16.78

OTHER DATA:
  Book value per common share outstanding........................ $17.06            NA              NA
  Dividends declared per share...................................     --            NA              NA
  Dividend payout ratio(1).......................................     --            NA              NA
  Number of full-service offices.................................  1                 1              1


(1) Dividends per share divided by earnings per common share and common share equivalent.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The most significant event of the last fiscal year was the October 26, 1998 conversion of Home Federal Savings and Loan Association of Niles from the mutual to stock form of ownership. On that date, First Niles Financial, Inc. issued 1,754,411 shares of common stock at $10.00 per share, raising $15.5 million, net of shares acquired by the newly formed Employee Stock Ownership Plan (the "ESOP") and net of the costs of the Conversion. Concurrent with the issuance of the shares, Home Federal converted from the mutual to stock form of organization, and First Niles acquired 100% of the stock of Home Federal. First Niles has no significant operations outside those of Home Federal. All references to First Niles prior to October 26, 1998, except where otherwise indicated, are to Home Federal. References in this Annual Report to "we", "us", and "our" refer to First Niles and/or Home Federal as the context requires.

         Home Federal was established in Niles, Ohio in 1897. We are a community-oriented financial institution serving primarily the Niles, Ohio area through our one office located in Niles. We provide financial services to individuals, families and small businesses. Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent and construction loans secured by first mortgages on one- to four-family residences. We also originate permanent and construction loans secured by first mortgages on commercial and multi-family real estate. To a much lesser extent, we originate consumer and commercial business loans. Competition from other financial institutions has, however, limited the volume of loans we have been able to originate and place in our portfolio. As a result, our excess funds are invested in short-term, lower-yielding investment and mortgage-backed and related securities.

         Proceeds received from our public offering were initially invested in interest-bearing deposits. We intend to invest these proceeds in the origination of loans and the purchase of investment and mortgage-backed and related securities, subject to market conditions. However, the level of financial competition in our market area is strong and dominated by commercial banks, with financial institutions of varying sizes and characteristics. In addition, Home Federal operates a single office in the city of Niles, which is projected to experience a continuing decrease in population and no meaningful increase in households over the next several years. Niles and Trumbull County have per capita income and median household income significantly lower than Ohio and the United States and in December 1998, Trumbull County also had an unemployment rate higher than Ohio and the United States. These economic conditions and strong competition have resulted in reduced loan demand which, in turn, has resulted in a high concentration of investment securities and mortgage-backed and related securities in our portfolio compared to typical savings institutions. In the event current economic and market conditions persist or worsen, and loan demand remains weak, we can not give any assurances that we will be able to maintain or increase our mortgage loan portfolio, which could adversely affect our operations and financial results.

FINANCIAL CONDITION

         Assets totaled $86.7 million at December 31, 1998, an increase of $14.2 million, or 19.6%, from assets of $72.5 million at December 31, 1997. Assets increased as a result of the $15.5 million received from the sale of First Niles' common stock to the public in October 1998. These funds were invested in cash equivalents which increased $12.2 million, or 251%, with the balance used to fund a $2.4 million, or 8.0%, increase in mortgage-backed and investment securities.

         The loan portfolio decreased $612,000, or 1.7%, to $36.1 million at December 31, 1998, compared to the prior year. This decline occurred because of the prevailing low interest rate environment and strong competition for loans in the area, which resulted in loan customers refinancing existing loans elsewhere. During the year total real estate loans decreased by $1.7 million. Specifically, loans secured by one to four-family and multi-family properties decreased by a total of $3.0 million during the year ended December 31, 1998, partially offset by a $1.3 million increase in loans secured by commercial real estate and for construction and development.

         Deposits totaled $54.8 million at December 31, 1998, compared to $57.8 million at December 31, 1997, representing a $3.0 million or 5.2% decrease in deposits. During the year ended December 31, 1998, certificates of deposit decreased $1.4 million. Passbook, statement savings accounts and money market deposit accounts decreased by a collective $1.9 million, while NOW accounts increased $251,000 during the year ended December 31, 1998. The decrease in deposits experienced in every account category, except NOW accounts, is primarily attributable to deposit funds that were used by customers to purchase stock in our public offering.

         Accounts payable and other liabilities increased by $438,000, or 54.9%, to $1.2 million at December 31, 1998 from $798,000 at December 31, 1997. This increase was primarily due to a $384,000 accrual to executive deferred compensation plans, which were terminated as of August 31, 1998.

         Net proceeds of $15.5 million from the sale of our common stock, combined with net income of $810,000 accounted for substantially all of the net increase in shareholders' equity.

RESULTS OF OPERATIONS

         GENERAL. Our results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest we earn on interest-earning assets, consisting primarily of mortgage loans, collateralized mortgage obligations and other investments, and the rates we pay on interest-bearing liabilities, consisting primarily of deposits and borrowings, and (ii) the relative amounts of our interest-earning assets and interest-bearing liabilities. The level of non-interest income, such as fees received from customer deposit account service charges and gains on sales of investments, and the level of non-interest expense, such as federal deposit insurance premiums, salaries and benefits, office occupancy costs, and data processing costs, also affect our results of operations. Finally, our results of operations may also be affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond our control.

         NET INCOME. We recorded net income of $810,000 for the year ended December 31, 1998, an increase of $424,000 or 110% from the year ended December 31, 1997. The increase in net income was primarily due to a $260,000 increase in net interest income, a $803,000 reduction in the provision for loan losses and a $461,000 gain on sales of investment securities. These gains were partially offset by a $910,000 increase in non-interest expense and a $189,000 increase in federal income tax expense.

         Our return on assets was 1.06% for the year ended 1998, compared to .54% for the year ended 1997. Return on equity was 4.99% for 1998, compared to
3.05% for 1997. Average equity to average assets was 21.30% for the year ended 1998, compared to 17.72% for the year ended 1997. We did not declare or pay any dividends during 1998.

         NET INTEREST INCOME. Net interest income increased $260,000, or 10.3%, from last year to $2.8 million for the year ended December 31, 1998. The increase in net interest income was generated primarily by a $4.9 million increase in average interest-earning assets resulting from the proceeds we received in our public offering in October 1998. In addition, the average outstanding balance in our loan portfolio increased $1.4 million, while the overall average balance of the investment and mortgage-backed securities portfolio remained relatively constant.

         Total interest expense decreased $41,000, or 1.7%, from last year to $2.4 million for the year ended December 31, 1998. An overall decline in the rate paid on deposits at Home Federal was the primary reason for the decrease in interest expense. The rate paid on our certificate of deposit accounts exhibited the largest decline, declining to 5.32% for the year ended December 31, 1998 from 5.45% for the same period in 1997. The balance of average interest-bearing liabilities remained relatively constant during 1998 and 1997.

         See the tables below captioned "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis of Net Interest Income" for more detailed information regarding our net interest income.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are computed using monthly average balances.

                                                                                    Year Ended December 31,
                                                      ---------------------------------------------------------------------------

                                                                       1998                                      1997
                                                      --------------------------------------    ---------------------------------

                                                        Average       Interest                    Average      Interest
                                                      Outstanding     Earned/        Yield/     Outstanding     Earned/    Yield/
                                                        Balance         Paid          Rate        Balance        Paid       Rate
                                                      --------------------------------------    ---------------------------------
                                                                                       (Dollars in Thousands)
INTEREST-EARNING ASSETS:
 Loans receivable(1).................................   $37,317        $3,074          8.24%      $35,946       $2,959      8.23%
 Mortgage-backed and related securities..............    12,467           767          6.15        11,677          665      5.70
 Investment securities...............................    17,908           941          5.25        19,210        1,150      5.99
 FHLB stock..........................................       306            22          7.19           283           20      7.07
 Interest-bearing deposits...........................     7,761           417          5.37         3,791          208      5.49
                                                        -------       -------                     -------      -------
  TOTAL INTEREST-EARNING ASSETS(1)...................   $75,759         5,221          6.89       $70,907        5,002      7.05
                                                        =======       -------                     =======      -------

INTEREST-BEARING LIABILITIES:
 Savings deposits....................................   $25,858           787          3.04       $26,340          806      3.06%
 Demand and NOW deposits.............................     3,069            93          3.03         2,885           88      3.05
 Certificate accounts................................    28,545         1,520          5.32        28,231        1,539      5.45
 Borrowings..........................................       385            35          9.09           488           43      8.81
                                                        -------       -------                     -------      -------
  TOTAL INTEREST-BEARING LIABILITIES.................   $57,857         2,435          4.21       $57,944        2,476      4.27
                                                        =======       -------                     =======      -------

NET INTEREST INCOME..................................                  $2,786                                   $2,526
                                                                       ======                                   ======

NET INTEREST RATE SPREAD.............................                                  2.68%                                2.78%
                                                                                       ====                                 ====
NET EARNING ASSETS...................................   $17,902                                   $12,963
                                                        =======                                   =======
NET YIELD ON AVERAGE INTEREST-EARNING ASSETS.........                                  3.68%                                3.56%
                                                                                       ====                                 ====
AVERAGE INTEREST-EARNING ASSETS TO AVERAGE INTEREST-
BEARING LIABILITIES..................................                   1.31x                                    1.22x
                                                                        ====                                     ====

-----------------
(1) Calculated net of deferred loan fees, loan discounts and loans in process. Includes non-accrual loans.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

         The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                      Years Ended December 31,
                                                            1998 VS. 1997
                                                 --------------------------------------
                                                 Increase/(decrease)
                                                        Due to                 Total
                                                 ---------------------        Increase
                                                 Volume          Rate        (Decrease)
                                                 ------         ------       ----------
                                                          (Dollars in Thousands)

Interest-earning assets:
  Loans receivable .....................         $ 113          $   2          $ 115
  Mortgage-backed and related securities            46             56            102
  Investment securities ................           (75)          (134)          (209)
  Interest-bearing deposits and other ..           215             (4)           211
                                                 -----          -----          -----
    Total interest-earning assets ......         $ 299          $ (80)           219
                                                 =====          =====          -----

Interest-bearing liabilities:
  Savings deposits .....................         $ (15)         $  (4)           (19)
  Demand and NOW deposits ..............             6             (1)             5
  Borrowings ...........................            (9)             1             (8)
  Certificate accounts .................            17            (36)           (19)
                                                 -----          -----          -----
    Total interest-bearing  liabilities          $  (1)         $ (40)           (41)
                                                 =====          =====          -----

Net interest income.....................                                       $ 260
                                                                               =====

         PROVISION FOR LOAN LOSSES. The net provision for loan losses was ($103,000) for the year ended December 31, 1998 compared to $700,000 for the year ended December 31, 1997. The significant decrease in the net provision for loan losses of $803,000 from year to year was primarily due to an improvement in the general credit quality of the overall loan portfolio. Our level of nonperforming loans, consisting of nonaccruing loans and loans delinquent more than 90 days, decreased by $707,000 to $955,000 at December 31, 1998 from $1.7 million at December 31, 1997. Our nonperforming loans totaled 2.6% of net loans receivable at December 31, 1998, compared to 4.5% of net loans receivable at December 31, 1997. Our allowance for loan losses was $784,000 at December 31, 1998, representing 82.1% of non-performing loans and 2.2% of net loans receivable. At December 31, 1997 the allowance for loan losses was $853,000, representing 51.4% of non-performing loans and 2.3% of net loans receivable. We did not have any real estate owned or other non-performing assets on our books at December 31, 1998 and 1997.

         It is our policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current and anticipated economic conditions in our market area. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing assets.

         We will continue to monitor our allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although we maintain our allowance for loan losses at a level which we consider to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, our determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation, as part of their examination process, which may result in the establishment of an additional allowance.

         NON-INTEREST INCOME. Non-interest income increased $460,000 to $487,000 for the year ended December 31, 1998 compared to $27,000 the prior year. This $460,000 increase was the result of the sale of 9,728 shares of Freddie Mac common stock during 1998.

         NON-INTEREST EXPENSE. Non-interest expense increased $910,000, or 65.9%, for the year ended December 31, 1998 compared to the same period in 1997. Compensation and benefits, our largest non-interest expense, increased $858,000, or 103%, in 1998 as compared to 1997. This increase was primarily attributable to bonuses totaling $435,000 paid to Home Federal employees in April 1998, and a $288,000 lump-sum contribution to executive deferred compensation plans in exchange for the suspension of further annual contributions to the executives under such plans. Compensation and benefits also increased as a result of contributions to the ESOP formed in connection with our conversion to the stock form of organization and simultaneous public offering of First Niles common stock.

          FEDERAL INCOME TAXES. The provision for federal income taxes totaled $276,000 for the year ended December 31, 1998, an increase of $189,000, or 217% from the $87,000 provision for 1997. The increase in the provision for federal income taxes was due to significantly higher pre-tax income. Pre-tax income was $613,000 higher in 1998 than in 1997. The effective tax rate increased to 25.4% in the current one-year period compared to 18.4% in the same period one year prior.

ASSET AND LIABILITY MANAGEMENT; MARKET RISK ANALYSIS

         As stated above, we derive our income primarily from the excess of interest collected over interest paid. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of many financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is Home Federal's most significant market risk.

         Our operations are also affected by our level of income and expenses. Non-interest income includes service charges and fees and gain on sale of investments. Non-interest expenses primarily include compensation and benefits, occupancy and equipment expenses, deposit insurance premiums and data processing expenses. Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation and monetary and fiscal policy.

         In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Home Federal's interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more rapidly or to a greater extent than our liabilities, then the market value of our portfolio equity and our net interest income would tend to increase during periods of rising interest rates and decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, then the market value of our portfolio equity and our net interest income would tend to decrease during periods of rising interest rates and increase during periods of falling interest rates. Our policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates. We believe that our liquidity position and capital levels, which are well in excess of regulatory requirements, assist us in reasonably limiting the effects of our interest rate risk exposure.

         Our Board of Directors is responsible for reviewing our asset and liability position. The Board meets quarterly to review interest rate risk and trends, liquidity and capital ratios and related regulatory requirements. In addition, the Board reviews simulations of the effect of interest rates on Home Federal's capital, net interest income and net income under various interest rate scenarios. Management of Home Federal is responsible for implementing the policies and decisions of the Board of Directors with respect to our asset and liability goals and strategies.

         To manage the interest rate risk, we attempt to originate adjustable-rate loans; however, due to the low interest rate environment over the past several years, customer demand for fixed-rate loans has been strong. At December 31, 1998, adjustable-rate mortgage loans totaled $19.0 million or 49.9% of our total gross loan portfolio. We also maintain a large portfolio of liquid assets which includes investment securities. Maintaining liquid assets, however, tends to reduce potential net income because liquid assets usually provide a lower yield than other interest-earning assets. Despite these strategies we are still more vulnerable to increases in interest rates than to decreases in interest rates given current market interest rate levels, as illustrated in the table on the following page.

         In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision adopted a rule incorporating an interest rate risk component into the risk-based capital rules. This procedure for measuring interest rate risk was developed by the Office of Thrift Supervision to replace the "gap" analysis, which is the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement.

         The following table sets forth the change in Home Federal's net portfolio value at December 31, 1998, based on internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.


                                December 31, 1998
          -------------------------------------------------------------------
                                                    Net Portfolio Value as % of
                     Net Portfolio Value          Portfolio Value of Total Asset
          --------------------------------------  ------------------------------
Change
in Rate   $ Amount      $ Change        % Change     NPV Ratio      BP Change
-------   --------      --------        --------     ---------      ---------
                          (Dollars in Thousands)

+300      $20,455       $(3,336)         (14.0)%       27.08%          (238)
+200       21,861        (1,930)          (8.1)        28.18           (128)
+100       22,956          (835)          (3.5)        28.94            (52)
  --       23,791            --             --         29.46             --
-100       24,563           772            3.2         29.92             46
-200       25,209         1,418            6.0         30.28             82
-300       25,666         1,875            7.9         30.51            105

         In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of net portfolio value at each basis point increment. The third and fourth columns present Home Federal's actual position in dollar change and percentage change in net portfolio value at each basis point increment. The remaining columns present Home Federal's percentage change and basis point change in its net portfolio value as a percentage of portfolio value of total assets.

         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including interest rates, loan prepayments, deposit decay rates, and the market values of certain assets under the various interest rate scenarios and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in the method of analysis presented in the computation of net portfolio value. Although certain assets and liabilities may have similar maturities or periods within which they reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above.

LIQUIDITY AND COMMITMENTS

         Home Federal's primary sources of funds are deposits, repayments and prepayments of loans and securities and interest income. Although maturity and scheduled amortization of loans and securities are relatively predictable sources of funds, deposit flows and prepayments on loans and securities are influenced significantly by general interest rates, economic conditions and competition. Historically, we have been able to generate sufficient cash through our deposits and have only utilized borrowings to a limited degree.

         Liquidity management is an ongoing and long-term function of our asset/liability management strategy. Excess funds generally are invested in interest-bearing overnight deposits at other financial institutions and in short-term investment securities. If we require funds beyond our ability to generate deposits, additional sources of funds are available. Our most liquid assets are cash and cash equivalents. At December 31, 1998, cash and cash equivalents totaled $17.1 million compared to $4.9 million at December 31, 1997. We monitor and review liquidity regularly and maintain a $2.0 million line of credit with a commercial bank which can be accessed immediately.

         At December 31, 1998, the total loan origination commitments outstanding amounted to $2.1 million. At the same date, the unadvanced portion of construction loans was $1.1 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1998, totaled $22.7 million.
Investment and mortgage-related securities scheduled to mature in one year or less at December 31, 1998 totaled $1.3 million. Based on historical experience, we believe that a significant portion of maturing deposits will remain with us. We believe, based on our current balance sheet structure and our ability to acquire funds from the Federal Home Loan Bank of Cincinnati and other sources, that our liquidity is adequate.

CAPITAL

         Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $29.9 million at December 31, 1998, or 34.5% of total assets on that date. As of December 31, 1998, we exceeded all capital requirements of the Office of Thrift Supervision. Our regulatory capital ratios at December 31, 1998 were as follows: Tier I (leverage) capital, 27.0%; Tier I risk-based capital, 51.4%; and Total risk-based capital, 55.3%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0%, and 10.0%, respectively.

YEAR 2000 ISSUES

         The approaching millennium is causing organizations of all types to review their computer systems for the ability to properly accommodate the year 2000. When computer systems were first developed, two digits were used to designate the year in date calculations and "19" was assumed for the century. As a result, there is significant concern about the integrity of date sensitive calculations when the calendar rolls over to January 1, 2000. An older system could interpret 01/01/00 as January 1, 1900 potentially causing major problems calculating interest, payment, delinquency or maturity dates. An internal committee comprised of two officers and an outside director, has been formed to address the potential risk that the year 2000 poses for Home Federal.

         Financial institution regulators recently have increased their focus upon year 2000 compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council has issued several interagency statements on Year 2000 Project Management Awareness. These statements require financial institutions to, among other things, examine the year 2000 issue with respect to their customers, suppliers and borrowers. These statements also require each federally insured financial institution to survey its exposure, measure its risk and prepare a plan to address the year 2000 issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions to assure resolution of any year 2000 problems. The federal banking agencies have asserted that year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory exams and that an institution's failure to address appropriately the year 2000 issue could result in supervisory action, including the reduction of the institution's supervisory ratings, the denial of applications for approval of mergers or acquisitions, or the imposition of civil money penalties.

         Accurate data processing is essential to our operations and a lack of accurate processing by our vendors or us could have a significant adverse impact on our financial condition and results of operations. We have been assured by our data processing service bureau that their computer services will function properly on and after January 1, 2000. A contingency plan, however, has been developed by Home Federal in the unlikely event that our data processing service does not function properly on or after January 1, 2000. This plan focuses on conducting operations in a manual mode, including the recording of transactions on ledger cards.

         We have also received year 2000 updates from most of our material, non-information system providers, including but not limited to security cameras, credit card and ATM card processors, the vault alarm, check printers, telephone systems, participation loan servicers, and institutions we invest through or with. Based on these updates, we do not anticipate any significant year 2000 issues. We expect software upgrades and new personal computers to be installed by our data processing servicer during March 1999. Our anticipated expenditure on this equipment is approximately $17,000.

         In addition to expenses related to our own systems, we could incur losses if loan payments are delayed due to year 2000 problems affecting any of our significant borrowers or impairing the payroll systems of large employers in our market area. We have been communicating with our vendors to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. We have also sent year 2000 readiness request letters to certain borrowers. These borrowers were selected based on the aggregate amounts owed to Home Federal, the type of loans outstanding, and the perceived year 2000 risk based on our knowledge of the loan customers and their operations. To date, we have not been advised by such parties that they do not have plans in place to address and correct the issues associated with the year 2000 problem; however, no assurance can be given as to the adequacy of these plans or to the timeliness of their implementation. Currently, due to the types of borrowers doing business with Home Federal and the nature of our loans with these borrowers, we do not consider the year 2000 issue as part of our underwriting criteria.

RECENT ACCOUNTING PRONOUNCEMENTS

         FASB STATEMENT ON REPORTING COMPREHENSIVE INCOME. In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130. SFAS No. 130 will require First Niles to classify items of other comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of equity. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of this standard did not have a material impact on First Niles' consolidated financial statements.

         FASB STATEMENT ON EARNINGS PER SHARE. In March 1997, FASB issued SFAS No. 128. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board ("APB") Opinion No. 15, Earnings per Share ("EPS"), and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and the denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. SFAS No. 128 supersedes Opinion 15 and AICPA Accounting Interpretation 1-102 of Opinion 15. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The adoption of this standard did not have a material impact on First Niles' consolidated financial statements.

         FASB STATEMENT ON DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE. In February 1997, the FASB issued SFAS No. 129. SFAS No. 129 incorporates the disclosure requirements of APB Opinion No. 15, Earnings per Share, and makes them applicable to all public and nonpublic entities that have issued securities addressed by the Statement. APB Opinion No. 15 requires disclosure of descriptive information about securities that is not necessarily related to the computation of earnings per share. This statement continues the previous requirements to disclose certain information about an entity's capital structure found in APB Opinions No. 10, Omnibus Opinion- 1966, and No. 15, Earnings per Share, and FASB Statement No. 47, Disclosure of Long-Term Obligations, for entities that were subject to the requirements of those standards. SFAS No. 129 eliminates the exemption of nonpublic entities from certain disclosure requirements of Opinion 15 as provided by FASB Statement No. 21, Suspension of the Reporting of Earnings per Share and Segment Information by Nonpublic Enterprises. It supersedes specific disclosure requirements of Opinions No. 10 and No. 15 and FASB Statement No. 47 and consolidates them in this Statement for ease of retrieval and for greater visibility to nonpublic entities. FASB No. 129 is effective for financial statements for periods ending after December 15, 1997. The adoption of this standard did not have a material impact on First Niles' consolidated financial statements.

         FASB STATEMENT ON DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. In June 1997, the FASB issued SFAS No. 131. SFAS No. 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The adoption of this standard did not have a material impact on First Niles' consolidated financial statements.

         FASB STATEMENT ON EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS. In February 1998, the FASB issued SFAS No. 132. SFAS NO. 132 revises employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans and is effective for fiscal years beginning after December 15, 1997. The adoption of this standard did not have a material impact on First Niles' consolidated financial statements.

         FASB STATEMENT ON ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. In June 1998, the FASB issued SFAS No. 133. SFAS NO. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 requires that any entity recognize all derivatives as either asset or liabilities in the statement of financial position and measure those instruments at fair value and is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. First Niles intends to adopt SFAS No. 133 on its effective date. The adoption of this standard is not expected to have a material impact on First Niles' consolidated financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         First Niles and Home Federal may from time to time make written or oral "forward-looking statements." These forward-looking statements may be contained in this Annual Report to Shareholders, in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB and the exhibits thereto, and in other communications by us, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation

Reform Act of 1995. The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements.

         Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

         o the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;
         o the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
         o      inflation, interest rate, market and monetary fluctuations;
         o the timely development of and acceptance of new products and services of Home Federal and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
         o the willingness of users to substitute competitors' products and services for our products and services;
         o the success of Home Federal in gaining regulatory approval of its products and services, when required;
         o the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);
         o      the impact of technological changes;
         o      acquisitions;
         o      changes in consumer spending and saving habits; and
         o      our success at managing the risks involved in the foregoing.

         The foregoing list of important factors is not exclusive. We incorporate by reference those risk factors included in First Niles' Registration Statement on Form SB-2 (Reg. No. 333-58883) filed with the Securities and Exchange Commission under the Securities Act of 1933. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of First Niles or Home Federal.

ANNESS GERLACH & WILLIAMS                            1275 BOARDMAN-CANFIELD ROAD
CERTIFIED PUBLIC ACCOUNTANTS                                       P.O. Box 3827
(A PROFESSIONAL CORPORATION)                              YOUNGSTOWN, OHIO 44513
                                                                  (330) 758-5716
                                                              FAX (330) 758-0703


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
First Niles Financial, Inc.
Niles, Ohio


         We have audited the consolidated statements of financial condition of First Niles Financial, Inc. (formerly Home Federal Savings and Loan Association of Niles) as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Niles Financial, Inc. as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                             /s/ Anness Gerlach & Williams


Youngstown, Ohio
January 20, 1999


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                        (In thousands, except share data)

                                                                                     DECEMBER 31
                                                                                 --------------------
                                                                                   1998        1997
                                                                                 --------    --------
         ASSETS

Cash and cash equivalents:
  Noninterest bearing                                                            $    995    $    819
  Interest bearing                                                                 16,129       4,057
                                                                                 --------    --------
         Total cash and cash equivalents                                           17,124       4,876

Securities available for sale - at market                                          19,751      17,447
Securities to be held to maturity - at cost                                        12,432      12,359
Loans receivable                                                                   36,132      36,744
Accrued interest receivable                                                           282           1
Federal Home Loan Bank stock, at cost                                                 317         294
Real estate investment-limited partnership, at equity                                 383         426
Prepaid expenses and other assets                                                      47          36
Prepaid federal income taxes                                                           --          20
Premises and equipment, at cost less accumulated depreciation                         256         294
                                                                                 --------    --------
              TOTAL ASSETS                                                       $ 86,724    $ 72,497
                                                                                 ========    ========
         LIABILITIES

Deposits                                                                         $ 54,837    $ 57,854
Accrued interest payable                                                              110         127
Accounts payable and other liabilities                                              1,236         798
Note payable                                                                          300         400
Federal income tax payable                                                             46          --
Deferred federal income tax liability                                                 272         155
                                                                                 --------    --------
              TOTAL LIABILITIES                                                    56,801      59,334

         STOCKHOLDERS' EQUITY

Stockholders' equity:
  Preferred stock, $.01 par value, authorized 500,000 shares; none outstanding         --          --
  Common stock, $.01 par value, authorized 6,000,000 shares;
    1,754,411 shares issued and outstanding                                            18          --
  Additional paid-in capital                                                       16,897          --
  Retained earnings, substantially restricted                                      12,709      11,899
  Accumulated other comprehensive income:
    Net unrealized gains on securities available for sale, net of related tax
      effects of $817 in 1998 and $651 in 1997                                      1,586       1,264
  Common stock purchased by the Employee Stock Ownership Plan                      (1,287)         --
                                                                                 --------    --------

              TOTAL STOCKHOLDERS' EQUITY                                           29,923      13,163
                                                                                 --------    --------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $ 86,724    $ 72,497
                                                                                 ========    ========

THE  ACCOMPANYING NOTES ARE AN INTEGRAL PART
 OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                        CONSOLIDATED STATEMENTS OF INCOME

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                                 (In thousands)

                                              YEAR ENDED DECEMBER 31
                                              ----------------------
                                                 1998          1997
                                              --------       -------

Interest income:
  Loans receivable:
    First mortgage loans                       $ 2,967       $ 2,851
    Consumer and other loans                       107           108
  Mortgage-backed and related securities           767           665
  Investments                                      963         1,170
  Interest-bearing deposits                        417           208
                                               -------       -------
         TOTAL INTEREST INCOME                   5,221         5,002

Interest expense:
  Deposits                                       2,400         2,433
  Borrowings                                        35            43
                                               -------       -------
         TOTAL INTEREST EXPENSE                  2,435         2,476
                                               -------       -------

         NET INTEREST INCOME                     2,786         2,526

Provision for (recoveries of) loan losses         (103)          700
                                               -------       -------

         NET INTEREST INCOME AFTER
         PROVISION FOR LOAN LOSSES               2,889         1,826

Noninterest income:
  Gain on sale of  securities                      461            --
  Service fees and other                            26            27
                                               -------       -------
         TOTAL NONINTEREST INCOME                  487            27

Noninterest expense:
  Equity in loss of limited partnership             43            38
  General and administrative:
    Compensation and benefits                    1,689           831
    Occupancy and equipment                         89            81
    Federal deposit insurance premiums              35            30
    Other operating expense                        434           400
                                               -------       -------
         TOTAL NONINTEREST EXPENSE               2,290         1,380
                                               -------       -------

         INCOME BEFORE INCOME TAXES              1,086           473

Federal income taxes                               276            87
                                               -------       -------

         NET INCOME                            $   810       $   386
                                               =======       =======

         EARNINGS PER SHARE                        N/A           N/A
                                               =======       =======


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
 OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                                 (In thousands)


                                                          Year Ended December 31
                                                          ----------------------
                                                              1998      1997
                                                            -------   -------

Net income                                                  $   810   $   386
Other comprehensive income:
   Unrealized gains on securities:
      Unrealized gains arising for year                         948       930
      Related income tax                                       (322)     (316)
                                                            -------   -------
                                                                626       614
    Reclassification adjustment:
      Gain included in net income, net of $157 income tax      (304)       --
                                                            -------   -------
Other comprehensive income                                      322       614
                                                            -------   -------

              COMPREHENSIVE INCOME                          $ 1,132   $ 1,000
                                                            =======   =======



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997

                        (In thousands, except share data)

                                                                                              Net  Common Stock
                                           Common Stock                                Unrealized  Purchased by
                                      ----------------------                             Gains On      Employee
                                           Number               Additional             Securities         Stock
                                        of Shares                  Paid-in    Retained  Available     Ownership
                                      Outstanding     Amount       Capital    Earnings   for Sale          Plan      Total
                                      -----------     ------    ----------    --------   --------   -----------      -----
Balance at January 1, 1997                     --   $      --   $      --   $  11,513   $     650    $      --    $  12,163

Net income for the year                        --          --          --         386          --           --          386
Change in unrealized gains in
  securities available for sale                --          --          --          --         614           --          614
                                        ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance at December 31, 1997                   --          --          --      11,899       1,264           --       13,163

Reorganization to common
  stock form and issuance of
  1,754,411 shares                      1,754,411          18      16,884          --          --       (1,404)      15,498
Net income for the year                        --          --          --         810          --           --          810
Change in unrealized gains in
  securities available for sale                --          --          --          --         626           --          626
Less reclassification adjustment
   for gain realized                           --          --          --          --        (304)          --         (304)
Amortization of ESOP expense                   --          --          --          --          --          117          117
Difference between average fair value
  and cost per share of ESOP shares
  committed to be released                     --          --          13          --          --           --           13
                                        ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance at December 31, 1998            1,754,411   $      18   $  16,897   $  12,709   $   1,586    $  (1,287)   $  29,923
                                        =========   =========   =========   =========   =========    =========    =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
 OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                                 (In thousands)

                                                                         YEAR ENDED DECEMBER 31
                                                                        ------------------------
                                                                          1998            1997
                                                                        --------        --------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                            $    810        $    386
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
       Deferred income taxes                                                 (49)           (268)
       Depreciation                                                           49              50
       Amortization of discounts and premiums on investments and
         mortgage-backed and related securities                              (22)            (32)
       Gain on sale of securities                                           (461)             (4)
       ESOP shares committed to be released                                  130              --
       Equity in loss of limited partnership                                  43              38
       Provision for (recoveries of) loan losses                            (103)            700
       Income reinvested from  asset mutual funds                             --            (510)
       Federal Home Loan Bank stock dividends                                (23)            (20)
       Net (increase) decrease in accrued interest receivable and
         prepaid expenses and other assets                                  (272)             22
       Net increase in accrued interest, accounts payable and
         other liabilities                                                   467             154
                                                                        --------        --------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                           569             516

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of securities available for sale                        471           4,821
  Purchase of securities available for sale                               (1,827)             --
  Proceeds from maturities of held to maturity securities                     --           1,000
  Proceeds from principal payments on mortgage-backed
    and related securities                                                 9,490           8,445
  Purchase of mortgage-backed and related securities                      (9,540)         (7,872)
  Net increase in interest-bearing deposits with banks                   (12,072)         (2,480)
  Net (increase) decrease in loans                                           715          (4,260)
  Additions to premises and equipment                                        (11)            (88)
                                                                        --------        --------
         NET CASH USED IN INVESTING ACTIVITIES                           (12,774)           (434)

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock - net                                          15,498              --
  Net decrease in savings accounts                                        (1,609)           (653)
  Net increase (decrease) in certificates of deposit                      (1,408)            834
  Repayment of note payable                                                 (100)           (100)
                                                                        --------        --------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                        12,381              81
                                                                        --------        --------

         NET INCREASE IN CASH                                                176             163
CASH AT BEGINNING OF YEAR                                                    819             656
                                                                        --------        --------

         CASH AT END OF YEAR                                            $    995        $    819
                                                                        ========        ========

Cash paid during the period for:
  Interest on deposits                                                  $  2,416        $  2,419

  Income taxes                                                          $    259        $    351

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
 OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         On July 6, 1998, the Board of Directors of Home Federal Savings and Loan Association of Niles (the "Association") adopted a Plan of Conversion (the "Plan") whereby the Association would convert to the stock form of ownership, followed by the issuance of all of the Association's outstanding stock to a newly formed holding company, First Niles Financial, Inc. (the "Company").
Pursuant to the Plan, the Company offered common shares for sale to certain depositors of the Association and members of the community. The conversion was completed on October 26, 1998, and resulted in the issuance of 1,754,411 common shares of the Company which, after consideration of offering expenses totaling approximately $643,000, and share purchases by the Employee Stock Ownership Plan ("ESOP") totaling $1,404,000, resulted in net equity proceeds of $15.5 million. Condensed financial statements of the Company are presented in Note M. Future references are made either to the Company or the Association as applicable.

         The Company is a savings and loan holding company whose activities are primarily limited to holding the stock of the Association. The Association conducts a general banking business in Niles, Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

         The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

         The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

Principles of Consolidation:

         The consolidated financial statements include the accounts of the Company and the Association at December 31, 1998 and for the period October 26, 1998 through December 31, 1998. Prior to October 26, 1998, the consolidated financial statements are those of the Association.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities and Mortgage-Backed and Related Securities:

         The Company accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading or available for sale. Securities classified as held-to- maturity are carried at cost only if the Association has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or equity, respectively. At December 31, 1998 and 1997, the Company's equity accounts reflected net unrealized gains of $1,586,000 and $1,264,000, respectively, on securities designated as available for sale. Realized gains or losses on sales of securities are recognized using the specific identification method.

Loans Receivable:

         Loans held in portfolio are stated at the principal amount outstanding, adjusted for the allowance for loan losses and unearned income. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

         Loans held for sale are identified at origination and carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At December 31, 1998 and 1997, there were no loans identified as held for sale.

Loan Origination Fees and Costs:

         The Association accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs
Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Losses on Loans:

         It is the Association's policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Association records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

         The Association accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

         A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Association's investment in commercial real estate loans, and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

         Loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

         The Association identified one loan at December 31, 1998, with a carrying value of $648,000 and three loans at December 31, 1997 with a carrying value of $1,062,000, which were considered impaired due to delinquent payments. Accrual of interest on these loans has been suspended.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment:

         Premises and equipment are recorded at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line and accelerated methods over the estimated useful lives of the assets, estimated to be forty to fifty years for buildings and three to ten years for furniture and equipment.

Federal Income Taxes:

         The Association accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Association's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

         Deferral of income taxes results primarily from deferred compensation accruals, Federal Home Loan Bank stock dividends, and book/tax differences in the allowance for loan losses.

Cash and Cash Equivalents:

         For purposes of reporting cash flows, cash includes noninterest bearing cash which includes cash on hand and amounts due from correspondent banks.

Earnings Per Share:

         Basic earnings per share is computed based upon the weighted-average shares outstanding during the year less weighted-average shares in the ESOP that are unallocated and not committed to be released.

         Earnings per share is not presented for 1998 and 1997 as the Company completed its conversion to stock form in October 1998.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income:

         The Company adopted SFAS No. 130, "Reporting Comprehensive Income," for reporting periods as of January 1, 1997. The Statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify terms of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. Financial statements for earlier periods have been reclassified for comparative purposes.

Recent Accounting Standards:

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that any entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure of variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency- denominated forecasted transaction.

         This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this Statement should be as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of the Statement. This Statement should not be applied retroactively to financial statements of prior periods. Management does not believe that adoption of this statement will have a material impact on the Company's financial condition and results of operations.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE  B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

         The amortized cost and estimated fair values of investment securities are summarized as follows:

                                                       December 31
                                    --------------------------------------------------
                                              1998                        1997
                                    -----------------------    -----------------------
                                                 Estimated                   Estimated
                                    Amortized         Fair     Amortized          Fair
                                         Cost        Value          Cost         Value
                                    ---------    ---------     ---------     ---------
                                                       (In thousands)
Available for sale securities:
  FHLMC Common Stock                 $    39       $ 2,577       $    48       $ 2,085
  Asset Management Funds:
    Income Trust                       5,668         5,624         5,668         5,602
    ARMS                               4,006         3,872         4,006         3,928
    GNMA Trust                         5,795         5,837         5,795         5,817
  Corporate Bonds:
    Due within one year                1,271         1,271            --            --
    Due after one to ten years           555           555            --            --
  Other                                   15            15            15            15
                                     -------       -------       -------       -------

              TOTALS                 $17,349       $19,751       $15,532       $17,447
                                     =======       =======       =======       =======

         The amortized cost, gross unrelated gains, gross unrealized losses and estimated fair values for mortgage-backed and related securities held to maturity are summarized as follows:


                                                                    December 31, 1998
                                                 ---------------------------------------------------
                                                                   Gross        Gross      Estimated
                                                 Amortized    Unrealized   Unrealized           Fair
                                                      Cost         Gains       Losses          Value
                                                 ---------    ----------   ----------      ---------
                                                                       (In thousands)
Held to maturity securities:
  Mortgage-backed and related securities:
    Government National Mortgage Association
       participation certificates                  $    27       $    --       $     1       $    26
    Federal National Mortgage Association
      collateralized mortgage obligations            6,292             9            22         6,279
    Federal Home Loan Mortgage Corporation:
       Participation certificates                       60             1             7            54
      Collateralized mortgage obligations            6,053            21            19         6,055
                                                   -------       -------       -------       -------

              TOTALS                               $12,432       $    31       $    49       $12,414
                                                   =======       =======       =======       =======

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (CONTINUED)


                                                                    December 31, 1997
                                                 ---------------------------------------------------
                                                                   Gross        Gross      Estimated
                                                 Amortized    Unrealized   Unrealized           Fair
                                                      Cost         Gains       Losses          Value
                                                 ---------    ----------   ----------      ---------
                                                                       (In thousands)
Held to maturity securities:
  Mortgage-backed  and related securities:
     Government National Mortgage Association
        participation certificates                 $    48       $    --       $    --       $    48
     Federal National Mortgage Association
        collateralized mortgage obligations          8,482             6            12         8,476
     Federal Home Loan Mortgage Corporation:
        Participation certificates                      92            --             2            90
        Collateralized mortgage obligations          3,737             9            25         3,721
                                                   -------       -------       -------       -------

                   TOTALS                          $12,359       $    15       $    39       $12,335
                                                   =======       =======       =======       =======


NOTE C - LOANS RECEIVABLE

         The composition of the loan portfolio is as follows:

                                                     December 31
                                             -------------------------
                                                1998            1997
                                             ---------        --------
                                                    (In thousands)

Real estate mortgage (primarily one- to
  four-family residential)                    $ 26,772        $ 29,777
Construction and development                     5,104           4,231
Commercial real estate                           5,042           4,603
Consumer and other                               1,128           1,181
Loans on deposits                                   82              84
Loans in progress                               (1,212)         (2,278)
                                              --------        --------
                                                36,916          37,598
Less allowance for loan losses                     784             854
                                              --------        --------

          TOTALS                              $ 36,132        $ 36,744
                                              ========        ========

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE C - LOANS RECEIVABLE (CONTINUED)

         In the ordinary course of business, the Association has granted loans to some of the officers, directors and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1.2 million and $1.1 million at December 31, 1998 and 1997, respectively. During the year ended December 31, 1998, loans of $159,000 were made to officers, directors and their related interests while principal repayments of approximately $39,000 were received from related parties.

         The Association's lending efforts have historically focused on one-to-four-family residential real estate loans and construction loans, which comprise approximately $26.8 million, or 73%, of the total loan portfolio at December 31, 1998, and $29.8 million, or 79% of the total portfolio at December 31, 1997. Historically, such loans have been conservatively underwritten with cash down payments sufficient to provide the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Association's primary lending areas are presently stable.


         The activity in the allowance for loan losses is summarized as follows:

                                                    December 31
                                                 -----------------
                                                1998         1997
                                               ------       ------
                                                  (In thousands)

Balance at beginning of  year                  $ 854        $ 301
Provision charged to operations (credit)        (103)         700
Less loans charged off                           (21)        (147)
Recovery                                          54           --
                                               -----        -----

         BALANCE AT END OF YEAR                $ 784        $ 854
                                               =====        =====

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE D - REAL ESTATE INVESTMENT - LIMITED PARTNERSHIP

         In 1996, the Association acquired an interest in a limited partnership formed to construct and operate multi-family housing units. Due to the ability to exercise significant control over operations, the Association accounts for the investment in the limited partnership using the equity method. Under the terms of the limited partnership agreement, the Association has a total capital contribution of $500,000 and is allocated tax losses and affordable housing federal income tax credits based upon that investment.

         The Association funded its partnership capital contribution through the proceeds of a $500,000 term note payable to a bank in five annual installments of $100,000 beginning November 15, 1997. The interest is payable semiannually beginning May 15, 1997 and ending November 15, 2001, at a fixed rate of 8.875%. The note payable is collateralized by ten membership shares of the limited partnership.

         Condensed   financial   information  for  the  entire   partnership  is
summarized as of and for the years ended December 31, 1998 and 1997 as follows:

                                   1998         1997
                                  ------       ------
                                     (In thousands)

Balance Sheet:
  Investment in real estate       $4,945       $5,154
  Total assets                     5,086        5,274
  Mortgage payable                 2,874        2,891
  Partners' equity                 1,927        2,149

Operations:
  Rental income                      512          502
  Net loss                           222          235

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE E - PREMISES AND EQUIPMENT

         Premises and equipment are summarized as follows:

                                                 December 31
                                             --------------------
                                             1998            1997
                                             ----            ----
                                                 (In thousands)

Land                                         $ 32            $ 32
Buildings                                     359             359
Furniture, equipment and vehicles             381             370
                                             ----            ----
                                              772             761
Less accumulated depreciation                 516             467
                                             ----            ----

          TOTALS                             $256            $294
                                             ====            ====


NOTE F - DEPOSITS

    A comparative summary of deposits is as follows:

                                                                                     December 31
                                                                 ---------------------------------------------------
                                        Weighted Average                 1998                         1997
                                               Rate              ---------------------        ----------------------
                                       At December 31, 1998      Amount        Percent        Amount         Percent
                                                                 ------        -------        ------         -------
                                                                                   (In thousands)
Savings:
  Statement savings accounts                 2.50%               $   194             -%       $   303             1%
  Passbook savings accounts                  2.50%                20,563            37%        21,980            38%
  Christmas club                             0.00%                     6             -%             6             -%
  Negotiable order of
    withdrawal accounts                      2.50%                 3,081             6%         2,830             5%
  Money market
    deposit accounts                         2.55%                 3,811             7%         4,145             7%
                                                                 -------       -------        -------       -------
          Total savings                                           27,655            50%        29,264            51%

Certificates of deposit:
  Less than 1 year,
    3.05% to 4.70%                           4.40%                 6,448            12%         8,784            15%
  One to two years,
    4.40% to 5.91%                           5.17%                11,887            22%        12,877            22%
  Over two years,
    4.70% to 6.00%                           5.66%                 2,453             4%         2,767             5%
  Jumbo - over $100,000                      5.41%                 3,284             6%         1,049             2%
  IRA accounts, six months to
    three years, 4.35% to 6.00%              5.34%                 3,110             6%         3,113             5%
                                                                 -------       -------        -------       -------
         Total certificates of deposit                            27,182            50%        28,590            49%
                                                                 -------       -------        -------       -------

                 TOTAL DEPOSITS                                  $54,837           100%       $57,854           100%
                                                                 =======       =======        =======       =======

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE F - DEPOSITS (CONTINUED)

Deposits in excess of $100,000 are not federally insured.

Scheduled maturities of certificates of deposit are as follows:

                                     December 31
                              ---------------------------
                                1998               1997
                              -------            --------
                                    (In thousands)

Within one year               $22,649            $24,276
One to two years                3,841              2,941
Two to three years                692              1,373
                              -------            -------

          TOTALS              $27,182            $28,590
                              =======            =======

Interest expense on deposits is summarized as follows:

                                                    Year Ended December 31
                                                   ------------------------
                                                    1998              1997
                                                   ------            ------
                                                        (In thousands)

Passbook savings accounts                          $  658            $  663
Statement savings                                       8                10
Negotiable order of withdrawal accounts                92                88
Money market deposit accounts                         121               133
Certificates of deposit                             1,521             1,539
                                                   ------            ------

          TOTALS                                   $2,400            $2,433
                                                   ======            ======


NOTE G - FEDERAL INCOME TAXES

Income tax expense is summarized as follows:

                             Year Ended December 31
                            ------------------------
                             1998              1997
                            ------            ------
                                (In thousands)

Federal:
  Current                   $ 325             $ 355
  Deferred                    (49)             (268)
                            -----             -----

          TOTALS            $ 276             $  87
                            =====             =====

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE G - FEDERAL INCOME TAXES (CONTINUED)

         The provision for federal income taxes on earnings differ from that computed at the statutory rate of 34% is as follows:

                                                     Year Ended December 31
                                                    -------------------------
                                                     1998               1997
                                                    ------             ------
                                                           (In thousands)

Federal taxes computed at statutory rate            $ 369              $ 161
Decrease resulting from:
  Limited partnership tax credits                     (89)               (70)
  Dividends received deduction                         (4)                (4)
                                                    -----              -----

          FEDERAL INCOME TAX PROVISION              $ 276              $  87
                                                    =====              =====

Effective federal income tax rate                    25.4%              18.4%
                                                    =====              =====

         The composition of the Company's net deferred tax liability is as follows:

                                                                 December 31
                                                              -----------------
                                                               1998       1997
                                                              ------     ------
                                                                (In thousands)
Taxes (payable) refundable on temporary differences
  at the expected statutory rate:
     Deferred tax liabilities:
        Federal Home Loan Bank stock dividends                $ (72)     $ (64)
        Unrealized gains on securities available for sale      (817)      (651)
                                                              -----      -----
               TOTAL DEFERRED TAX LIABILITIES                  (889)      (715)

     Deferred tax assets:
        Deferred compensation                                   351        220
        Allowance for loan losses                               266        340
                                                              -----      -----
               TOTAL DEFERRED TAX ASSETS                        617        560
                                                              -----      -----

          NET DEFERRED FEDERAL INCOME TAX LIABILITY           $(272)     $(155)
                                                              =====      =====

         Prior to 1996, the Association was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. The Association was subject to such limitations during the year ended December 31, 1995, and, therefore, was precluded from utilizing the percentage of earnings bad debt deduction. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE G - FEDERAL INCOME TAXES (CONTINUED)

bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 1998, includes approximately $2.5 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $863,000 at December 31, 1998. See Note L for additional information regarding the Association's future bad debt deductions.


NOTE H - EMPLOYEE RETIREMENT AND DEFERRED COMPENSATION PLANS

          In conjunction with its reorganization to stock form in 1998, the Company implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Company accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled $130,000 for 1998.

          The Association has a noncontributory defined benefit pension plan covering all eligible employees. Benefits are based on years of service and the highest consecutive five-year average earnings preceding normal retirement date. Plan assets consist of fully-insured retirement income life insurance policies and cash deposit accounts. At plan years ended August 31, 1998 and 1997, the plan asset values were $1,049,000 and $954,000, respectively, which approximates the actuarially computed value of vested and nonvested benefits. The Association's policy is to fund pension costs accrued. Pension costs totaled approximately $33,000 for the years ended December 31, 1998 and 1997. In November, 1998, the Board of Directors voted to terminate this plan effective January 31, 1999 with all participants becoming 100% vested in the benefits accrued. The termination will not result in further liability to the Association.

          The Directors of the Association had approved a non-qualified deferred compensation plan for certain officers which provided for monthly retirement benefits of specified amounts for each executive. The agreements had been subject to annual renewal, however, the Directors elected to terminate this agreement at the conclusion of the plan year ended August 31, 1998. In conjunction with the termination, the officers were provided with an additional twenty-four months of vesting, the cost of which has been included in 1998 operations. Accrued deferred compensation amounts are payable in a lump sum upon the executive's death, disability, voluntary resignation, or termination by the Association without cause. Deferred compensation expense was $384,000 and $144,000 for the years ended December 31, 1998 and 1997, respectively.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE I - COMMITMENTS AND CONTINGENCIES

          The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of the commitments reflect the extent of the Association's involvement in such financial instruments.

          The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

          At December 31, 1998, the Association had outstanding commitments of approximately $2.1 million to originate fixed and variable rate residential real estate loans. The average interest rate of loan commitments was 7.28% at December 31, 1998. In the opinion of management, the outstanding loan commitments equaled or exceeded prevalent market interest rates and such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity.

          From time to time, and in the ordinary course of business, the Association becomes a party to matters of litigation. In the opinion of the Association's counsel, there are no claims, asserted or unasserted, the resolution of which would have a material affect on the Association's consolidated financial statements.


NOTE J - FAIR VALUES OF FINANCIAL INSTRUMENTS

         The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 1998 and 1997. Items which are not financial instruments are not included.



                                                                 December 31
                                          -----------------------------------------------------
                                                    1998                          1997
                                          -----------------------       -----------------------

                                                        Estimated          Fair       Estimated
                                          Carrying           Fair       Carrying           Fair
                                           Amounts          Value        Amounts          Value
                                          --------      ---------       --------      ---------
                                                                (In thousands)
Cash and equivalents                      $ 17,124       $ 17,124       $  4,876       $  4,876
Securities:
  Available for sale                        19,751         19,751         17,447         17,447
  Held to maturity                          12,432         12,414         12,359         12,335
  Federal Home Loan Bank stock                 317            317            294            294
Loans                                       36,132         36,479         36,744         36,957
Accrued interest receivable                    282            282              1              1
Deposits:
  Checking, savings and money market       (27,655)       (27,655)       (29,264)       (29,264)
  Certificates of deposit                  (27,182)       (27,254)       (28,590)       (28,984)
Accrued interest payable                      (110)          (110)          (127)          (127)
Note payable                                  (300)          (300)          (400)          (400)

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE J - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

           For purposes of the above disclosures of estimated fair value, the following assumptions were used: the estimated fair value for cash and equivalents, accrued interest and note payable was considered to approximate cost; the estimated fair value for securities was based on quoted market values for the individual securities or for equivalent securities; the estimated fair value for loans was based on estimates of the rate the Association would charge for similar loans at December 31, 1998 and 1997, respectively, applied over estimated payment periods; the estimated fair value for demand and savings deposits was based on their carrying value; the estimated fair value for certificates of deposit was based on estimates of the rate the Company would pay on such obligations at December 31, 1998 and 1997, respectively, applied for the time period until maturity; and the estimated fair value of commitments was not material. It was not practicable to estimate the fair value of a 17% partnership interest in a non-traded real estate investment; that investment is carried at equity of $383,000 and $426,000 at December 31, 1998 and 1997, respectively.

           While these estimates of fair values are based on management's judgment of appropriate factors, there is no assurance that, if the Company had disposed of such items at December 31, 1998 or 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1998 and 1997, should not necessarily be considered to apply at subsequent dates.

           In addition, other assets and liabilities of the Company that are not defined as financial instruments were not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements (but which may have value) were not included in the above disclosures. These include, among other items, the estimated earning power of core deposit accounts, the value of a trained work force, customer goodwill, and similar items.


NOTE K - REGULATORY CAPITAL

           The Association is subject to the regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE K - REGULATORY CAPITAL (CONTINUED)

           The OTS has adopted risk-based capital ratio guidelines to which the Association is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

           These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Savings associations are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The OTS may, however, set higher capital requirements when particular circumstances warrant. Savings associations experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible OTS capital positions, well above the minimum levels.

           In addition, the OTS established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for savings associations that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

           As of December 31, 1998 and 1997, management believes that the Association met all capital adequacy requirements to which the Association was subject.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE K - REGULATORY CAPITAL (CONTINUED)


                                                                           As of December 31, 1998
                                               ------------------------------------------------------------------------------------
                                                                                                                  To be "well-
                                                                                                               capitalized" under
                                                                                  For capital                  prompt corrective
                                                      Actual                   adequacy purposes               action provisions
                                               ------------------           ----------------------           ----------------------
                                                Amount      Ratio              Amount     Ratio                  Amount     Ratio
                                                ------      -----              ------     -----                  ------     -----
                                                                            (Dollars in thousands)
Total capital
  (to risk-weighted assets)                    $22,758      55.3%            >=$3,291     >=8.0%              >=$ 4,114     >=10.0%

Tier 1 capital
  (to risk-weighted assets)                    $21,159      51.4%                   *        *                >=$ 2,468     >= 6.0%

Core (Tier 1) capital
  (to adjusted total assets)                   $21,159      27.0%            >=$2,354     >=3.0%              >=$ 3,923     >= 5.0%

Tangible capital
  (to adjusted total assets)                   $21,159      27.0%            >=$1,177     >=1.5%                      *         *

*  Ratio not required under regulations.



                                                                           As of December 31, 1997
                                               ------------------------------------------------------------------------------------
                                                                                                                  To be "well-
                                                                                                               capitalized" under
                                                                                  For capital                  prompt corrective
                                                      Actual                   adequacy purposes               action provisions
                                               ------------------           ----------------------           ----------------------
                                                Amount      Ratio              Amount     Ratio                  Amount     Ratio
                                                ------      -----              ------     -----                  ------     -----
                                                                            (Dollars in thousands)
Total capital
  (to risk-weighted assets)                    $12,392      31.4%            >=$3,158     >=8.0%               >=$3,948     >=10.0%

Tier 1 capital
  (to risk-weighted assets)                    $11,899      30.1%                   *        *                 >=$2,369     >= 6.0%

Core (Tier 1) capital
  (to adjusted total assets)                   $11,899      16.7%            >=$2,137     >=3.0%               >=$3,561     >= 5.0%

Tangible capital
  (to adjusted total assets)                   $11,899      16.7%            >=$1,068     >=1.5%                      *         *

*  Ratio not required under regulations.


                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE K - REGULATORY CAPITAL (CONTINUED)

           The  following  is  a  reconciliation  of  the  Association's  equity reported in the consolidated financial statements under generally accepted accounting principles to regulatory capital, as determined under OTS, requirements.


                                                                                Core
                                                             Tangible        (Tier 1)     Risk-based
                                                              Capital        Capital         Capital
                                                              -------        -------         -------
                                                                         (In thousands)
December 31, 1998:
   Total equity of the Association                           $ 22,745       $ 22,745       $ 22,745
   General allowance for loan losses                               --             --            518
   Limitation on gross unrealized gain on available
     for sale securities                                           --             --           (505)
   Net unrealized gain on available for sale securities        (1,586)        (1,586)            --
                                                             --------       --------       --------

   Regulatory Capital                                        $ 21,159       $ 21,159       $ 22,758
                                                             ========       ========       ========

December 31, 1997:
   Total equity  of the Association                          $ 13,163       $ 13,163       $ 13,163
   General allowance for loan losses                               --             --            493
   Net unrealized gain on available for sale securities        (1,264)        (1,264)        (1,264)
                                                             --------       --------       --------

 Regulatory Capital                                          $ 11,899       $ 11,899       $ 12,392
                                                             ========       ========       ========

           The Company may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements. At December 31, 1998, approximately $9.3 million of the Company's retained earnings was available to pay dividends to stockholders or to be used for other corporate purposes.


NOTE L - LEGISLATIVE MATTERS

           The deposit accounts of the Association and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund are used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May, 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE L - LEGISLATIVE MATTERS (CONTINUED)

           During 1996, legislation was enacted to recapitalize the SAIF which provided for a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995. The Association had $58.0 million in deposits at March 31, 1995, resulting in an assessment of $378,000, or $249,000 after-tax, which was recorded during 1996.

           A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 2000, assuming the elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. This legislation would require the Association to be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such restrictions would not materially affect the Association's operations.

           Under separate legislation related to the recapitalization plan, the Association is required to recapture as taxable income any additions to its bad debt reserve which were added after 1987 and is unable to utilize the percentage of earnings method to compute its reserve in the future. However, the Association has not made any additions to its bad debt reserve post-1987.


NOTE M - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.

           The following condensed financial statements summarize the financial position of First Niles Financial, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period October 26, 1998 (date operations commenced) through December 31, 1998.

                           First Niles Financial, Inc.
                        STATEMENT OF FINANCIAL CONDITION
                                December 31, 1998
                                 (In thousands)

ASSETS

Cash and cash equivalents:
  Noninterest bearing                             $    15
  Interest bearing                                  5,404
                                                  -------
                                                    5,419

Securities available for sale                       1,826
Investment in Home Federal Savings and
  Loan Association of Niles                        22,745
Accrued interest and prepaid expense                   20
                                                  -------


          TOTALS ASSETS                           $30,010
                                                  =======

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE M - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
 (CONTINUED)


LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable to Home Federal Savings and
   Loan Association of Niles                                       $     82
Accrued tax                                                               5
                                                                   --------
          TOTAL LIABILITIES                                              87
Stockholders' equity:
  Common Stock                                                           18
  Additional Paid-in Capital                                         16,897
  Retained Earnings                                                  12,709
  Net unrealized gains on securities available for sale               1,586
  Common stock purchased by the Employee Stock
    Ownership Plan                                                   (1,287)
                                                                   --------
            TOTAL STOCKHOLDERS' EQUITY                               29,923
                                                                   --------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 30,010
                                                                   ========


                           First Niles Financial, Inc.
                          CONDENSED STATEMENT OF INCOME
                         For the period October 26, 1998
                            through December 31, 1998
                                 (In thousands)

Revenue:
  Equity in earnings of subsidiary                      $272
  Interest income                                         61
                                                        ----
          TOTAL REVENUE                                  333

General and administrative expenses                       60
                                                        ----

          INCOME BEFORE INCOME TAXES                     273

Income taxes                                              --
                                                        ----
          NET INCOME                                    $273
                                                        ====

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE M - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
 (CONTINUED)


                           First Niles Financial, Inc.
                        CONDENSED STATEMENT OF CASH FLOWS
                         For the period October 26, 1998
                            through December 31, 1998
                                 (In thousands)

Cash flows provided by operating activities:
  Net income for the period                                            $    273
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Undistributed income of consolidated subsidiary                      (272)
      Amortization of premium on securities available for sale                1
      Increase in accrued interest and prepaid expenses                     (20)
      Increase in accounts payable and accrued tax                           87
                                                                       --------
           NET CASH PROVIDED BY OPERATING ACTIVITIES                         69

Cash flows used in investing activities:
  Investment in subsidiary                                               (8,451)
  Purchase of securities designated as available for sale                (1,827)
  Interest bearing cash account                                          (5,404)
                                                                       --------
           NET CASH USED IN INVESTING ACTIVITIES                        (15,682)

 Cash flows provided by financing activities:
   Net  proceeds from issuance of common stock                           15,498
   Proceeds from subsidiary for Employee Stock
   Ownership Plan shares                                                    130
                                                                        -------
           NET CASH PROVIDED BY  FINANCING ACTIVITIES                    15,628

           NET INCREASE IN CASH                                              15

Cash and cash equivalents at beginning of period                             --
                                                                       --------

           CASH AND CASH EQUIVALENTS AT END OF PERIOD                  $     15
                                                                       ========

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1998 and 1997


NOTE N - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

           On July 6, 1998, the Association's Board of Directors adopted a Plan of Conversion whereby the Association would convert to the stock form of ownership, followed by the issuance of all of the Association's outstanding common stock to a newly formed holding company, First Niles Financial, Inc.

           On October 26, 1998, the Association completed its conversion to the stock form of ownership, and issued all of the Association's outstanding common shares to the Company.

           In connection with the conversion, the Company sold 1,754,411 shares at a price of $10.00 per share which, after consideration of offering expenses totaling approximately $643,000, and shares purchased by the ESOP totaling $1,404,000, resulted in net equity proceeds of approximately $15.5 million.

           At the date of the conversion, the Association established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Association after conversion. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of such retained earnings. The Association may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for SAIF insured institutions.

                           FIRST NILES FINANCIAL, INC.
                             SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

ANNUAL MEETING

The annual meeting of shareholders will be held at 2:00 P.M. local time, WEDNESDAY, APRIL 21, 1999, at the main office of First Niles, located at 55 North Main Street, Niles, Ohio.

COMMON STOCK AND DIVIDENDS

First Niles Financial, Inc.'s common stock trades on The Nasdaq SmallCap Market under the symbol "FNFI". At December 31, 1998, there were 1,754,411 shares of common stock issued and outstanding and 572 shareholders of record.

The table below presents the quarterly range of high and low bid prices of First Niles' common stock since becoming a public company on October 26, 1998. The price information set forth in the table below was provided by the Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and therefore may not represent actual transactions.


                                                               1998
                                                       ---------------------
                                                         HIGH         LOW

Fourth Quarter  (since October 26, 1998).............   $12.00       $9.00

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. At December 31, 1998, First Niles had not paid any dividends to date. On February 22, 1999, First Niles Financial, Inc. declared a $.07 cash dividend payable on March 26, 1999 to shareholders of record on March 12, 1999. Restrictions on dividend payments are described in Note K of the Notes to Consolidated Financial Statements included in this Annual Report.


SHAREHOLDER AND GENERAL INQUIRIES               TRANSFER AGENT

Lawrence Safarek, Vice President               Fifth Third Bank
First Niles Financial, Inc.                    Corporate Trust Services
55 North Main Street                           Mail Drop 10AT66
Niles, Ohio 44446                              38 Fountain Square Plaza
(330) 652-2539                                 Cincinnati, Ohio 45263
                                               (800) 837-2755 (toll free)
                                               (513) 579-5320 (local)

ANNUAL AND OTHER REPORTS

You may obtain First Niles' Annual Report on Form 10-KSB and other information by writing or calling: First Niles Financial, Inc. Investor Relations, Attn:
Lawrence Safarek, Vice President and Treasurer, 55 North Main Street, Niles, Ohio 44446: (330) 652-2539.

                                          FIRST NILES FINANCIAL, INC.
                                             CORPORATE INFORMATION
--------------------------------------------------------------------------------------------------------------



COMPANY AND BANK ADDRESS

55 North Main Street                                             Telephone:        (330) 652-2539
Niles, Ohio  44446                                               Fax:              (330) 652-0911

BOARD OF DIRECTORS                                               EXECUTIVE OFFICERS

WILLIAM L. STEPHENS                                              WILLIAM L. STEPHENS
  CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE                          CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
  OFFICER OF FIRST NILES FINANCIAL, INC. AND                       OFFICER OF FIRST NILES FINANCIAL, INC. AND
  HOME FEDERAL SAVINGS AND LOAN                                    HOME FEDERAL SAVINGS AND LOAN
  ASSOCIATION OF NILES                                             ASSOCIATION OF NILES

GEORGE J. SWIFT                                                  GEORGE J. SWIFT
  VICE PRESIDENT AND SECRETARY OF FIRST NILES                      VICE PRESIDENT AND SECRETARY OF FIRST NILES
  FINANCIAL, INC. AND HOME FEDERAL SAVINGS                         FINANCIAL, INC. AND HOME FEDERAL SAVINGS
  AND LOAN ASSOCIATION OF NILES                                    AND LOAN ASSOCIATION OF NILES

P. JAMES KRAMER                                                  LAWRENCE SAFAREK
  PRESIDENT, WILLIAM KRAMER & SON                                  VICE PRESIDENT AND TREASURER OF FIRST NILES
                                                                   FINANCIAL, INC. AND HOME FEDERAL SAVINGS
HORACE L. MCLEAN                                                   AND LOAN ASSOCIATION OF NILES
  PRESIDENT, MCLEAN ENGINEERING, INC.

RALPH A. ZUZOLO, SR.
  PARTNER, LAW FIRM OF ZUZOLO, ZUZOLO
  & ZUZOLO


INDEPENDENT AUDITORS                                             SPECIAL COUNSEL

ANNESS, GERLACH & WILLIAMS,                                      SILVER, FREEDMAN & TAFF, L.L.P.
  a Professional Corporation                                     1100 New York Avenue, N.W.
Certified Public Accountants                                     Seventh Floor, East Tower
1275 Boardman-Canfield Road                                      Washington, D.C.  20005
Youngstown, Ohio 44513
