Form 10KSB40, Exhibit 13
period 1999-12-31
FIRST NILES FINANCIAL INC
filed 2000-03-27
CIK 1065823

--------------------------------------------------------------------------------
1999 ANNUAL REPORT
--------------------------------------------------------------------------------
















                           FIRST NILES FINANCIAL, INC.
                                   NILES, OHIO

TABLE OF CONTENTS






                                                                        Page No.
                                                                        --------

President's Message......................................................  1
Selected Consolidated Financial Information..............................  2
Management's Discussion and Analysis of Financial
  Condition and Results of Operation.....................................  4
Disclosure Regarding Forward-Looking Statements.......................... 13
Consolidated Financial Statements........................................ 15
Stockholder Information.................................................. 43
Corporate Information.................................................... 44

                    [FIRST NILES FINANCIAL, INC. LETTERHEAD]








                                            March 15, 2000


To Our Stockholders:

     It is my pleasure to present the Annual Report to Stockholders of First Niles Financial, Inc. The past year has once again been one of significant challenge. The approach of the new millennium kept us and the industry occupied and challenged for much of 1999 as we went through extensive preparation to ensure the integrity of our data processing systems. Our staff worked hard in assuring uninterrupted service to our customers during this past year.

     Providing value to our stockholders was a new, but welcome challenge in 1999, our first complete year as a public company. We feel this challenge was met with full dedication and attention. During the spring of 1999 we announced the repurchase of up to 5.0% of our outstanding shares in the open market. This repurchase, totaling 87,720 shares, was completed during the fourth quarter of 1999. During 1999 we paid quarterly dividends to stockholders totaling $0.37 per share for the year. In addition shortly after one year since the date of becoming a public company, we also paid a special capital distribution to stockholders in the amount of $6.00 per share. All of the dividends and distributions paid by the Company to our stockholders to date have been accounted for by the Company as a return of capital, rather than as taxable dividends. Our company's strong financial condition provided us with this tremendous opportunity and still leaves First Niles with ample capital. At December 31, 1999, stockholders' equity totaled approximately $18.5 million, or 23.0% of total assets.

     Your Board, management and employees are committed to building stockholder value, while continuing our commitment to the customers and community we serve. As always, we are dedicated to making your investment in First Niles a rewarding one. Thank you for your past support and faith in our future.


                                       Sincerely,

                                       /s/ William L. Stephens

                                       WILLIAM L.  STEPHENS
                                       CHAIRMAN OF THE BOARD, PRESIDENT AND CEO

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION



                                                                                      December 31,
                                                                         ----------------------------------------
                                                                           1999           1998            1997
                                                                           ----           ----            ----
Selected Financial Condition Data:                                                   (In Thousands)
----------------------------------
Total assets ........................................................    $80,418        $86,724          $72,497
Loans receivable, net ...............................................     36,863         36,132           36,744
Securities - held to maturity .......................................     17,255         12,432           12,359
Securities - available for sale and FHLB stock ......................     16,855         20,068           17,741
Deposits ............................................................     54,545         54,837           57,854
Total borrowings ....................................................      6,000            300              400
Stockholders' equity ................................................     18,510         29,923           13,163


                                                                                        Years Ended December 31,
                                                                             ------------------------------------------
                                                                              1999               1998             1997
                                                                              ----               ----             ----
                                                                                            (In Thousands)
Selected Operations Data:
-------------------------
Total interest income .................................................      $ 5,425           $ 5,221          $ 5,002
Total interest expense ................................................        1,999             2,435            2,476
                                                                             -------           -------          -------
   Net interest income ................................................        3,426             2,786            2,526
Provision (recovery) for loan losses ..................................           65              (103)             700
                                                                             -------           -------          -------
  Net interest income after provision for loan losses .................        3,361             2,889            1,826
Fees and service charges ..............................................           26                19               18
Gain on sales of investment securities ................................          116               461                4
Other non-interest income .............................................            6                 7                5
                                                                             -------           -------          -------
Total non-interest income .............................................          148               487               27
Total non-interest expense ............................................        2,086             2,290            1,380
                                                                             -------           -------          -------
  Income before taxes and extraordinary item ..........................        1,423             1,086              473
Income tax provision ..................................................          411               276               87
                                                                             -------           -------          -------
  Net income ..........................................................      $ 1,012           $   810          $   386
                                                                             =======           =======          =======

Earnings per share - basic and diluted ................................      $  0.63                NM               NA
Dividends per share ...................................................      $  0.37(1)             --               NA

---------------------------------------------------

(1) Does not reflect the $6.00 per share capital distribution paid by the Company to stockholders on the common stock during the quarter ended December 31, 1999.

NM - Not meaningful.
NA - Not applicable.

                                                                                     Years Ended December 31,
                                                                             -------------------------------------
                                                                              1999             1998           1997
                                                                              ----             ----           ----
SELECTED FINANCIAL RATIOS AND OTHER DATA:
-----------------------------------------

PERFORMANCE RATIOS:
  Return on assets (ratio of net income to
    average total assets) ...............................................     1.19%            1.06%          0.54%
  Return on equity (ratio of net income to
    average equity) .....................................................     3.60             4.99           3.05
  Interest rate spread:
    Average during year .................................................     2.85             2.68           2.78
    End of year .........................................................     2.61             2.54           2.82
  Net interest margin (net interest income divided
     by average interest-earning assets) ................................     4.10             3.68           3.56
  Ratio of operating expense to average total assets ....................     2.40             2.94           1.86
  Ratio of average interest-earning assets to average
    interest-bearing liabilities ........................................     1.53             1.31           1.22

QUALITY RATIOS:
  Non-performing assets to total assets at end of year ..................     1.03%            1.10%          2.29%
  Non-performing loans to loans receivable, net,
    end of year .........................................................     2.24             2.64           4.52
  Allowance for loan losses to non-performing loans,
    end of year .........................................................    66.46            82.09          51.38
  Allowance for loan losses to loans receivable, net,
    end of year .........................................................     1.49             2.17           2.32

CAPITAL RATIOS:
  Equity to total assets at end of year .................................    23.02%(1)        34.50%         18.16%
  Average equity to average assets ......................................    33.08            21.30          17.72

OTHER DATA:
  Book value per common share outstanding ...............................   $10.70(1)        $17.06             NA
  Dividends declared per share ..........................................   $ 0.37(2)            --             NA
  Dividend payout ratio(3) ..............................................    58.73%(2)           --             NA
  Number of full-service offices ........................................        1                1             1

---------------------------------------

(1) Reflects the effect of the special capital distribution paid by the Company to stockholders in the amount of $6.00 per share during December 1999.

(2) Does not reflect the special capital distribution paid by the Company to stockholders in the amount of $6.00 per share during December 1999.

(3) Dividends per share divided by earnings per common share and common share equivalent.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

GENERAL

     On October 26, 1998, Home Federal Savings and Loan Association of Niles converted from the mutual to stock form of ownership, and First Niles acquired 100% of the stock of Home Federal. First Niles has no significant operations outside those of Home Federal. All references to First Niles prior to October 26, 1998, except where otherwise indicated, are to Home Federal. References in this Annual Report to "we", "us", and "our" refer to First Niles and/or Home Federal as the context requires.

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

     The level of financial competition in our market area is strong and dominated by commercial banks, with financial institutions of varying sizes and characteristics. In addition, Home Federal operates a single office in the city of Niles, which is projected to experience a continuing decrease in population and no meaningful increase in households over the next several years. Niles and Trumbull County have per capita income and median household income significantly lower than that of the State of Ohio and the United States averages and in December 1999, Trumbull County also had an unemployment rate higher than that of the State of Ohio and the United States. These economic conditions and strong competition have resulted in reduced loan demand which, in turn, has resulted in a high concentration of investment securities and mortgage-backed and related securities in our portfolio compared to typical savings institutions. In the event current economic and market conditions persist or worsen, and loan demand remains weak, we can not give any assurances that we will be able to maintain or increase our mortgage loan portfolio, which could adversely affect our operations and financial results.

FINANCIAL CONDITION

     Assets totaled $80.4 million at December 31, 1999, a decrease of $6.3 million, or 7.3%, from total assets of $86.7 million at December 31, 1998. Cash and cash equivalents decreased $9.2 million, or 53.6%, which is reflected in a $1.6 million increase in mortgage-backed and related securities and investment securities, a $731,000 increase in net loans receivable, and a $292,000 decrease in total deposits. The remaining decrease in cash and cash equivalents was primarily attributable to an $11.4 million reduction in total equity, including a $10.1 million return of capital distribution to stockholders in December, 1999. The reduction in cash and cash equivalents, as well as total equity, was also affected by share repurchases and cash dividends. An increase in borrowings of $5.7 million also contributed funds to the capital management transactions just described.

     The loan portfolio increased $731,000, or 2.0%, to $36.9 million at December 31, 1999, compared to the prior year. The increase, though modest, occurred despite a rising interest rate environment. During the year, real estate loans increased by $294,000. Specifically, loans secured by residential properties increased $1.1 million, commercial real estate loans increased $590,000, partially offset by a $1.5 million decrease in loans for construction or development.

     Deposits totaled $54.5 million at December 31, 1999, compared to $54.8 million at December 31, 1998, representing a $292,000, or 0.5% decrease in deposits. During the year ended December 31, 1999, certificates of deposit decreased $754,000. Passbook, statement savings accounts and money market deposit accounts increased by a collective $134,000, while NOW accounts increased $328,000 during the year ended December 31, 1999. The decrease in deposits, though modest, was primarily attributable to strong competition from local financial institutions and the strength in the equity markets.

     Accounts payable and other liabilities remained unchanged at $1.2 million at December 31, 1999 as compared to December 31, 1998. Notes payable increased to $6.0 million at December 31, 1999 from $300,000 at December 31, 1998. A loan in the amount of $6.0 million was obtained from another financial institution during the last quarter of 1999 as a means of facilitating the $10.1 million return of capital paid to stockholders during the last quarter of 1999. The $300,000 note payable at December 31, 1998 was paid off during 1999.

     Total equity at December 31, 1999 was $18.5 million, or 23.0% of total assets. This compares to total equity of $29.9 million, or 34.5% of total assets at December 31, 1998. A return of capital distribution in the amount of $10.1 million, a $434,000 increase in shares acquired by stock benefit plans, a $319,000 increase in treasury shares and a $930,000 decrease in net unrealized gains on securities available for sale, partially offset by a $425,000 increase in retained earnings, account for the change in total stockholders' equity.

RESULTS OF OPERATIONS

     GENERAL. Our results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest we earn on interest-earning assets, consisting primarily of mortgage loans, mortgage-backed and related securities and other investments, and the rates we pay on interest-bearing liabilities, consisting primarily of deposits and borrowings, and (ii) the relative amounts of our interest-earning assets and interest-bearing liabilities. The level of non-interest income, such as fees received from customer deposit account service charges and gains on sales of investments, and the level of non-interest expense, such as federal deposit insurance premiums, salaries and benefits, office occupancy costs, and data processing costs, also affect our results of operations. Finally, our results of operations may also be affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond our control.

     NET INCOME. We recorded net income of $1,012,000 for the year ended December 31, 1999, an increase of $202,000 or 24.9% from the year ended December 31, 1998. The increase in net income was primarily due to a $640,000 increase in net interest income, and a $204,000 reduction in non-interest expense, partially offset by a $168,000 increase in the provision for loan losses, a decrease of $345,000 in gain on sales of investment securities, and a $135,000 increase in the provision for income taxes.

     Our return on assets was 1.19% for the year ended 1999, compared to 1.06% for the year ended 1998. Return on equity was 3.60% for 1999, compared to 4.99% for 1998. Average equity to average assets was 33.08% for the year ended 1999, compared to 21.30% for the year ended 1998, reflecting the effect of becoming a stock company during late 1998. During 1999 we paid regular quarterly cash dividends on common stock totaling $587,000, or $0.37 per share, representing a dividend payout ratio, dividends declared per share divided by net income per share, of approximately 58.7%. Additionally, during the fourth quarter of 1999, we paid a return of capital distribution of $10.1 million, or $6.00 per share. The $0.37 per share and the $6.00 per share distributions paid by the Company to stockholders during 1999 were accounted for by the Company as a return of capital, rather than as taxable dividends. We did not declare or pay any dividends, or make any capital distributions during 1998.

     NET INTEREST INCOME. Net interest income increased $640,000, or 23.0%, from $2.8 million last year to $3.4 million for the year ended December 31, 1999. Total interest income increased $204,000, or 3.9%, from $5.2 million to $5.4 million. Most of this increase is attributable to a $7.9 million increase in the overall average balance of the investment and mortgage-backed and related securities portfolio resulting from the investment of the conversion proceeds received during October 1998.

     Total interest expense decreased $436,000, or 17.9%, from $2.4 million last year to $2.0 million for the year ended December 31, 1999. An overall decline in the rate paid on deposits and a slight decline in the aggregate balance of deposits at Home Federal were the primary reasons for the decrease in interest expense. The rate paid on our certificate of deposit accounts exhibited the largest decline, declining to a 4.72% average rate for the year ended December 31, 1999 from 5.32% for the same period in 1998. Additionally, the average rate on savings deposits and NOW accounts declined 52 basis points and 54 basis points, respectively. Our overall cost of funds declined to 3.65% during 1999 from 4.21% during 1998.

     Our net interest rate spread during 1999 was 2.85%, a 17 basis point increase from 1998. Net interest margin increased to 4.10% during 1999 from 3.68% in 1998, an increase of 42 basis points. The primary reasons for the increase in interest rate spread and net interest margin during 1999 as compared to 1998 was an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 1.53x from 1.31x and the decrease in the cost of funds as mentioned above.

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

                                                                              Year Ended December 31,
                                                    ---------------------------------------------------------------------------
                                                                   1999                                     1998
                                                    -------------------------------------    ----------------------------------

                                                      Average       Interest                   Average       Interest
                                                    Outstanding      Earned/      Yield/     Outstanding     Earned/     Yield/
                                                      Balance         Paid         Rate        Balance         Paid       Rate
                                                    -----------     --------      ------     -----------     --------    ------
                                                                              (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable(1).........................       $37,562         $2,855         7.60%      $37,317        $3,074      8.24%
  Mortgage-backed and related securities......        15,391            993         6.45        12,467           767      6.15
  Investment securities.......................        22,858          1,190         5.20        17,908           941      5.25
  FHLB stock..................................           326             23         7.06           306            22      7.19
  Interest-bearing deposits...................         7,320            364         4.97         7,761           417      5.37
                                                     -------         ------                    -------        ------
    Total interest-earning assets(1)..........        83,457          5,425         6.50        75,759         5,221      6.89
                                                                                                              ------

Non-interest earnings assets..................         2,252                                     1,372
Allowance for loan losses.....................          (720)                                     (854)
                                                     -------                                   -------
    Total Assets .............................       $84,989                                   $76,277
                                                     =======                                   =======

Interest-Bearing Liabilities:
  Savings deposits............................       $24,324            613         2.52%      $25,858           787      3.04%
  Demand and NOW deposits.....................         3,143             78         2.49         3,069            93      3.03
  Certificate accounts........................        26,550          1,254         4.72        28,545         1,520      5.32
  Borrowings..................................           690             54         7.78           385            35      9.09
                                                     -------         ------                    -------        ------
    Total interest-bearing liabilities........        54,707          1,999         3.65        57,857         2,435      4.21
                                                                     ------                                   ------

Non-interest-bearing liabilities..............         2,167                                     2,171
                                                     -------                                   -------
    Total Liabilities.........................        56,874                                    60,028
Stockholders' equity..........................        28,115                                    16,249
                                                     -------                                   -------
    Total Liabilities and
        Stockholders' Equity..................       $84,989                                   $76,277
                                                     =======                                   =======

Net interest income...........................                       $3,426                                   $2,786
                                                                     ======                                   ======
Net interest rate spread .....................                                      2.85%                                 2.68%
Net earning assets............................       $28,750                                   $17,902
                                                     =======                                   =======
Net yield on average interest-earning
  assets......................................                                      4.10%                                 3.68%
Average interest-earning assets to average
  interest-bearing liabilities................                        1.53x                                    1.31x


--------------------------------------------------------

(1) Calculated net of deferred loan fees, loan discounts and loans in process. Includes non-accrual loans.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

     The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                           Years Ended December 31,
                                                                                1999 vs. 1998
                                                              ----------------------------------------------
                                                                  Increase/(Decrease)
                                                                        Due to                       Total
                                                              --------------------------           Increase
                                                              Volume              Rate            (Decrease)
                                                                  (Dollars in Thousands)
Interest-earning assets:
  Loans receivable.........................................   $   20              $(239)             $(219)
  Mortgage-backed and related securities...................      187                 39                226
  Investment securities and FHLB stock.....................      259                 (9)               250
  Interest-bearing deposits and other......................      (21)               (32)               (53)
                                                              ------             ------             ------

    Total interest-earning assets..........................    $ 445              $(241)             $ 204
                                                               =====              =====               -----

Interest-bearing liabilities:
  Savings deposits.........................................   $  (45)             $(129)             $(174)
  Demand and NOW deposits..................................        2                (17)               (15)
  Borrowings...............................................       23                 (4)                19
  Certificate accounts.....................................     (102)              (164)              (266)
                                                              ------             ------             ------
    Total interest-bearing  liabilities....................    $(122)             $(314)             $(436)
                                                               =====              =====              -----

Net interest income........................................                                          $ 640
                                                                                                      =====

     PROVISION FOR LOAN LOSSES. The net provision for loan losses was $65,000 for the year ended December 31, 1999 compared to a net credit to operations of $103,000 for the year ended December 31, 1998. The increase in the net provision for loan losses of $168,000 from year to year was primarily related to a significant increase in charge-offs in 1999 as compared to 1998. During 1999 we charged off $300,000, with $291,000 attributable to the bankruptcy of one borrower, whose loans were collateralized by residential rental real estate. The properties collateralizing these loans were disposed of through bankruptcy auction. During 1998, we experienced a net recovery of $33,000. Our level of nonperforming loans, consisting of nonaccruing loans and loans delinquent more than 90 days, decreased by $129,000 to $826,000 at December 31, 1999 from $955,000 at December 31, 1998. Our nonperforming loans totaled 2.2% of net loans receivable at December 31, 1999, compared to 2.6% of net loans receivable at December 31, 1998. Our allowance for loan losses was $549,000 at December 31, 1999, representing 66.5% of non-performing loans and 1.5% of net loans receivable. At December 31, 1998, the allowance for loan losses was $784,000, representing 82.1% of non-performing loans and 2.2% of net loans receivable. We did not have any real estate owned or other non-performing assets on our books at December 31, 1999 and 1998.

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

     NON-INTEREST INCOME. Non-interest income decreased $339,000 to $148,000 for the year ended December 31, 1999, compared to $487,000 the prior year. Gain on sale of investments was the primary contributor to non-interest income in each period. During 1999, gain on sale of investments totaled $116,000, compared to $461,000 in 1998. This decrease was the result of a difference in the number of shares of Freddie Mac stock sold in each period and the average price realized from the sales. During 1999, the company sold 2,000 shares of Freddie Mac common stock at an average price of $59.45, resulting in a gain per share of $58.47. During 1998, the company sold 9,728 shares of Freddie Mac common stock at an average price of $48.37 per share, resulting in a gain per share of $47.39. The cost basis per share of Freddie Mac stock in both periods was $0.98 per share. Service fees and other non-interest income totaled $32,000 in 1999, $6,000 higher than in 1998.

     NON-INTEREST EXPENSE. Non-interest expense decreased $204,000, or 8.9%, for the year ended December 31, 1999 compared to the same period in 1998. Compensation and benefits, our largest non-interest expense, decreased $411,000, or 24.3%, in 1999 as compared to 1998. This decrease was primarily attributable to special bonuses totaling $435,000 paid to Home Federal employees in 1998, and a $288,000 lump-sum contribution to executive deferred compensation plans in exchange for the suspension of further annual contributions to the executives under such plans. Partially offsetting these special compensation items in 1998 was $263,000 in compensation expense attributable to the establishment of the Company's Recognition and Retention Plan during 1999. Legal and audit fees increased to $194,000 in 1999 from $27,000 in 1998, a difference of $167,000, or 627%. The increase in legal and audit fees was attributable to the costs of regulatory reporting associated with being a public company, fees associated with the $10.1 million special return of capital distribution paid to stockholders and the establishment of the Company's stock-based, incentive compensation plans.

     FEDERAL INCOME TAXES. The provision for federal income taxes totaled $411,000 for the year ended December 31, 1999, an increase of $135,000, or 48.9% from the $276,000 provision for 1998. The increase in the provision for federal income taxes was primarily due to pre-tax income being $337,000 higher in 1999 than in 1998. Additionally, the effective tax rate increased to 28.9% for 1999 compared to 25.4% for 1998.

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

     To manage the interest rate risk, we attempt to originate adjustable-rate loans; however, due to the low interest rate environment over the past several years, customer demand for fixed-rate loans has been strong. At December 31, 1999, adjustable-rate mortgage loans totaled $19.3 million or 49.9% of our total gross loan portfolio. We also maintain a large portfolio of liquid assets which includes investment securities. Maintaining liquid assets, however, tends to reduce potential net income because liquid assets usually provide a lower yield than other interest-earning assets. Despite these strategies we are still more vulnerable to increases in interest rates than to decreases in interest rates given current market interest rate levels, as illustrated in the table below.

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

     The following table sets forth the change in Home Federal's net portfolio value at December 31, 1999, based on internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.


                                      December 31, 1999
          ---------------------------------------------------------------------
                                                  Net Portfolio Value as % of
                  Net Portfolio Value            Portfolio Value of Total Asset
          -------------------------------------  ------------------------------
 Change                              Percentage
in Rate    Amount         Change       Change      NPV Ratio      BP Change
-------   --------      ---------    ----------    ---------      ---------
             (Dollars in Thousands)

 +300     $18,859       $(3,199)       (14.5)%       25.69%         (241)
 +200      20,173        (1,885)        (8.5)        26.77          (133)
 +100      21,215          (843)        (3.8)        27.54           (56)
  ---      22,058           ---          ---         28.10           ---
 -100      22,831           773          3.5         28.60            50
 -200      23,453         1,395          6.3         28.97            87
 -300      24,048         1,990          9.0         29.33           123

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

     Liquidity   management  is  an  ongoing  and  long-term   function  of  our
asset/liability management strategy. Excess funds generally are invested in interest-bearing overnight deposits at other financial institutions and in short-term investment securities. If we require funds beyond our ability to generate deposits, additional sources of funds are available. Our most liquid assets are cash and cash equivalents. At December 31, 1999, cash and cash equivalents totaled $7.9 million compared to $17.1 million at December 31, 1998. We monitor and review liquidity regularly and maintain a $2.0 million line of credit with a commercial bank which can be accessed immediately.

     At December 31, 1999, the total loan origination commitments outstanding amounted to $914,000. At the same date, the unadvanced portion of construction loans was $1.4 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1999, totaled $22.3 million. We had no investment and mortgage-related securities scheduled to mature in one year or less at December 31, 1999. Based on historical experience, we believe that a significant portion of maturing deposits will remain with us. We believe, based on our current balance sheet structure and our ability to acquire funds from the Federal Home Loan Bank of Cincinnati and other sources, that our liquidity is adequate.

CAPITAL

     Total equity was $18.5 million at December 31, 1999, or 23.0% of total assets on that date. Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. As of December 31, 1999, Home Federal exceeded all capital requirements of the Office of Thrift Supervision. Our regulatory capital ratios at December 31, 1999 were as follows:
Tier I (leverage) capital, 28.2%; Tier I risk-based capital, 54.8%; and Total risk-based capital, 57.1%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0%, and 10.0%, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

     SFAS NO. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, AS AMENDED BY SFAS NO. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - Deferral of the Effective Date of FASB Statement No. 133 requires derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to used to hedge various risks and sets forth specific criteria to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. This statement, as amended, is effective for quarterly and annual reporting beginning January 1, 2001. Management does not believe that adoption of this statement will have a material impact on the Company's financial condition and results of operations.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including information incorporated by reference, contains, and future filings by the Company on Form 10-KSB, Form 10-QSB and Form 8-K and future oral and written statements by the Company and its management may contain, forward-looking statements about First Niles and its subsidiary which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by the Company and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

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

                   [LETTERHEAD OF ANNESS GERLACH & WILLIAMS]

               Report of Independent Certified Public Accountants



Board of Directors
First Niles Financial, Inc.
Niles, Ohio


     We have audited the consolidated statements of financial condition of First Niles Financial, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Niles Financial, Inc. and subsidiary as of December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                              /s/ Anness, Gerlach & Williams



Youngstown, Ohio
January 24, 2000

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                        (In thousands, except share data)

                                                                                      December 31
                                                                                      -----------
                                                                                    1999        1998
                                                                                    ----        ----
                                        ASSETS
Cash and cash equivalents:
  Noninterest bearing                                                             $  1,610    $    995
  Interest bearing                                                                   6,338      16,129
                                                                                  --------    --------
                                                TOTAL CASH AND CASH EQUIVALENTS      7,948      17,124
Securities:
  Available for sale - at market                                                    16,515      19,751
  Held to maturity - at cost                                                        17,255      12,432
Loans receivable                                                                    36,863      36,132
Accrued interest receivable                                                            356         282
Federal Home Loan Bank stock, at cost                                                  340         317
Real estate investment-limited partnership, at equity                                  340         383
Prepaid expenses and other assets                                                      163          47
Prepaid federal income taxes                                                           222          --
Deferred income tax benefit                                                            171          --
Premises and equipment, at cost less accumulated depreciation                          245         256
                                                                                  --------    --------

                                                                   TOTAL ASSETS   $ 80,418    $ 86,724
                                                                                  ========    ========

                                    LIABILITIES
Deposits                                                                          $ 54,545    $ 54,837
Accrued interest payable                                                               129         110
Accounts payable and other liabilities                                               1,234       1,236
Note payable                                                                         6,000         300
Federal income tax payable                                                              --          46
Deferred federal income tax liability                                                   --         272
                                                                                  --------    --------
                                                              TOTAL LIABILITIES     61,908      56,801

                              STOCKHOLDERS' EQUITY
Stockholders' equity:
  Preferred stock, $.01 par value, authorized 500,000 shares; none outstanding          --          --
  Common stock, $.01 par value, authorized 6,000,000 shares;
    1,754,411 shares issued                                                             18          18
  Additional paid-in capital                                                         6,708      16,897
  Retained earnings, substantially restricted                                       13,134      12,709
  Accumulated other comprehensive income:
    Net unrealized gains on securities available for sale, net of related tax
      effects of $338 in 1999 and $817 in 1998                                         656       1,586
  Common stock purchased by the Employee Stock Ownership Plan                       (1,159)     (1,287)
  Unearned compensation                                                               (528)         --
  Treasury stock - 24,563 shares - at cost                                            (319)         --
                                                                                  --------    --------
                                                     TOTAL STOCKHOLDERS' EQUITY     18,510      29,923

                                     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $ 80,418    $ 86,724
                                                                                  ========    ========

THE  ACCOMPANYING NOTES ARE AN INTEGRAL PART
 OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                                 (In thousands)

                                                                           Year Ended December 31
                                                                           ----------------------
                                                                             1999          1998
                                                                             ----          ----
Interest income:
  Loans receivable:
    First mortgage loans                                                   $ 2,745        $ 2,967
    Consumer and other loans                                                   110            107
  Mortgage-backed and related securities                                       993            767
  Investments                                                                1,213            963
  Interest-bearing deposits                                                    364            417
                                                                           -------        -------
                                              TOTAL INTEREST INCOME          5,425          5,221

Interest expense:
  Deposits                                                                   1,945          2,400
  Borrowings                                                                    54             35
                                                                           -------        -------
                                             TOTAL INTEREST EXPENSE          1,999          2,435
                                                                           -------        -------
                                                NET INTEREST INCOME          3,426          2,786

Provision for (recoveries of) loan losses                                       65           (103)
                                                                           -------        -------
                                          NET INTEREST INCOME AFTER
                                          PROVISION FOR LOAN LOSSES          3,361          2,889

Noninterest income:
  Gain on sale of  securities                                                  116            461
  Service fees and other                                                        32             26
                                                                           -------        -------
                                           TOTAL NONINTEREST INCOME            148            487

Noninterest expense:
  Equity in loss of limited partnership                                         43             43
  General and administrative:
    Compensation and benefits                                                1,278          1,689
    Occupancy and equipment                                                     86             89
    Federal deposit insurance premiums                                          33             35
    Other operating expense                                                    646            434
                                                                           -------        -------
                                          TOTAL NONINTEREST EXPENSE          2,086          2,290
                                                                           -------        -------

                                         INCOME BEFORE INCOME TAXES          1,423          1,086

Federal income taxes                                                           411            276
                                                                           -------        -------

                                                         NET INCOME        $ 1,012        $   810
                                                                           =======        =======
                             EARNINGS PER SHARE - BASIC AND DILUTED        $   .63            N/A
                                                                           =======        =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                 For the years ended December 31, 1999 and 1998

                                 (In thousands)

                                                                                Net     Common Stock
                                                                             Unrealized  Purchased
                                                                              Gains on  by Employees
              `                                         Additional           Securities    Stock
                                               Common    Paid-in   Retained   Available   Ownership  Unearned   Treasury
                                                Stock    Capital   Earnings   for Sale      Plan   Compensation   Stock    Total
                                                -----    -------   --------   --------      ----   ------------   -----    -----
Balance, January 1, 1998                     $     --  $     --   $ 11,899   $  1,264   $     --   $     --   $     --   $ 13,163

Reorganization to common stock form
   and issuance of 1,754,411  shares               18    16,884         --         --     (1,404)        --         --     15,498

Comprehensive income:
    Net income                                     --        --        810         --         --         --         --        810
    Other comprehensive income, net
      of tax:
        Change in unrealized gains and
          losses on securities of $626,
          net of reclassification
          adjustment for gains included
          in net income of $304                    --        --         --        322         _-         --         --        322
                                             --------  --------   --------   --------   --------   --------   --------   --------
   Total comprehensive income                      --        --        810        322         --         --         --      1,132
ESOP shares allocated to employees                 --        13         --         --        117         --         --        130
                                             --------  --------   --------   --------   --------   --------   --------   --------

Balance, December 31, 1998                         18    16,897     12,709      1,586     (1,287)        --         --     29,923

Comprehensive income:
    Net income                                     --        --      1,012         --         --         --         --      1,012
    Other comprehensive income, net
      of tax:
        Change in unrealized gains and
          losses on securities of $1,007,
          net of reclassification
          adjustment for gains included
          in net income of $77                     --        --         --       (930)        --         --         --       (930)
                                             --------  --------   --------   --------   --------   --------   --------   --------
  Total comprehensive income                       --        --      1,012       (930)        --         --         --         82
Cash dividends - $.37 per share                    --        --       (587)        --         --         --         --       (587)
Return of capital distribution - $6
    per share                                      --   (10,131)        --         --         --         --         --    (10,131)
ESOP shares allocated to employees                 --        43         --         --        128         --         --        171
Purchase of shares for  treasury                   --        --         --         --         --         --     (1,211)    (1,211)
Shares issued for recognition and
    retention plan                                 --      (101)        --         --         --       (528)       892        263
                                             --------  --------   --------   --------   --------   --------   --------   --------

BALANCE DECEMBER 31, 1999                    $     18  $  6,708   $ 13,134   $    656   ($ 1,159)  ($   528)  ($   319)  $ 18,510
                                             ========  ========   ========   ========   ========   ========   ========   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                                 (In thousands)
                                                                                     Year Ended December 31
                                                                                     ----------------------
                                                                                        1999         1998
                                                                                        ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                        $  1,012      $    810
   Adjustments to reconcile net income to net cash provided by
      (used in) operating activities:
        Deferred income taxes                                                              36           (49)
        Depreciation                                                                       43            49
        Amortization of deferred loan fees and costs                                        1            --
        Amortization of discounts and premiums on investments and
          mortgage-backed and related securities,  net                                     (7)          (22)
        Recognition and Retention Plan shares                                             263            --
        Gain on sale of securities                                                       (116)         (461)
        ESOP shares allocated                                                             170           130
        Equity in loss of limited partnership                                              43            43
        Provision for (recoveries of) loan losses                                          65          (103)
        Federal Home Loan Bank stock dividends                                            (23)          (23)
        Net increase in accrued interest receivable and
           prepaid expenses and other assets                                             (411)         (272)
        Net increase (decrease)  in accrued interest, accounts payable
           and other liabilities                                                          (29)          467
                                                                                     --------      --------
                                       NET CASH PROVIDED BY OPERATING ACTIVITIES        1,047           569

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of securities available for sale                                  5,908           471
   Purchase of securities available for sale                                           (3,984)       (1,827)
   Proceeds from principal payments on mortgage-backed
      and related securities                                                            6,121         9,490
   Purchase of mortgage-backed and related securities                                 (10,918)       (9,540)
   Net (increase) decrease  in interest-bearing deposits with banks                     9,791       (12,072)
   Net (increase) decrease in loans                                                      (797)          715
   Additions to premises and equipment                                                    (32)          (11)
                                                                                     --------      --------
                                                            NET CASH PROVIDED BY
                                                  (USED IN) INVESTING ACTIVITIES        6,089       (12,774)

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock - net                                                          --        15,498
   Return of capital distribution                                                     (10,131)           --
   Purchase of treasury stock                                                          (1,211)           --
   Dividends paid                                                                        (587)           --
   Net increase (decrease)  in savings accounts                                           461        (1,609)
   Net decrease in certificates of deposit                                               (753)       (1,408)
   Proceeds of note payable                                                             6,000            --
   Repayment of note payable                                                             (300)         (100)
                                                                                     --------      --------
                                                            NET CASH PROVIDED BY
                                                   (USED IN)FINANCING ACTIVITIES       (6,521)       12,381
                                                                                     --------      --------

                                                            NET INCREASE IN CASH          615           176
CASH AT BEGINNING OF YEAR                                                                 995           819
                                                                                     --------      --------

                                                            CASH AT END OF YEAR      $  1,610      $    995
                                                                                     ========      ========
Cash paid during the period for:
   Interest                                                                          $  1,980      $  2,451
   Income taxes                                                                      $    642      $    259


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     On July 6, 1998,  the Board of Directors  of Home Federal  Savings and Loan
Association of Niles (the "Association") adopted a Plan of Conversion (the "Plan") whereby the Association would convert to the stock form of ownership, followed by the issuance of all of the Association's outstanding stock to a newly formed holding company, First Niles Financial, Inc. (the "Company").
Pursuant to the Plan, the Company offered common shares for sale to certain depositors of the Association and members of the community. The conversion was completed on October 26, 1998, and resulted in the issuance of 1,754,411 common shares of the Company which, after consideration of offering expenses totaling approximately $643,000, and share purchases by the Employee Stock Ownership Plan ("ESOP") totaling $1,404,000, resulted in net equity proceeds of $15.5 million. Condensed financial statements of the Company are presented in Note N. Future references are made either to the Company or the Association as applicable.

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

     The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

     The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

Principles of Consolidation:

     The consolidated financial statements include the accounts of the Company and the Association at December 31, 1999 and 1998, for the year 1999 and for the period October 26, 1998 through December 31, 1998. Prior to October 26, 1998, the consolidated financial statements are those of the Association.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities and Mortgage-Backed and Related Securities:

     The Company accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading or available for sale. Securities classified as held-to-maturity are carried at cost only if the Association has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or equity, respectively. At December 31, 1999 and 1998, the Company's equity accounts reflected net unrealized gains of $656,000 and $1,586,000, respectively, on securities designated as available for sale. Realized gains or losses on sales of securities are recognized using the specific identification method.

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

     Loans held for sale are identified at origination and carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At December 31, 1999 and 1998, there were no loans identified as held for sale.

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

                           December 31, 1999 and 1998


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

     A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Association's investment in commercial real estate loans, and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

     Loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

     At December 31, 1999 and 1998, the Association identified one loan with a carrying value of $263,000 and $648,000, respectively, which was considered impaired due to delinquent payments. Accrual of interest on this loan has been suspended. All payments received are applied to principal. Contractual interest not recognized for 1999 and 1998 was $63,000 and $75,000, respectively. No portion of the allowance for losses of loans is attributable to the impaired loan.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


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

Federal Income Taxes:

     The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Association's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

     Deferral of income taxes results primarily from deferred compensation accruals, Federal Home Loan Bank stock dividends, and book/tax differences in the allowance for loan losses.

Cash and Cash Equivalents:

     For purposes of reporting cash flows, cash includes noninterest bearing cash which includes cash on hand and amounts due from correspondent banks.

Earnings Per Share:

     Basic earnings per share is computed based upon the weighted-average shares outstanding during the year less weighted-average shares in the ESOP that are unallocated and not committed to be released. Diluted earnings per share is computed taking into consideration common shares outstanding and potential dilutive common shares to be issued under the Corporation's stock option plan.

     Earnings per share is not presented for 1998 as the Company completed its conversion to stock form in October 1998.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis for 1999 is as follows:

     Basic weighted-average shares                1,600,492

     Effective of diluted shares:
         Stock options                                  127
                                                  ---------
     Diluted weighted-average shares              1,600,619
                                                  =========

     Subsequent to December 31, 1999, the Company has acquired 69,100 shares of stock for the treasury at a cost of $740,000.

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

Recent Accounting Pronouncements:

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," requires derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. This statement, as amended, is effective for quarterly and annual reporting beginning January 1, 2001. Management does not believe that adoption of this statement will have a material impact on the Company's financial condition and results of operations.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


NOTE  B - INVESTMENTS SECURITIES

     The amortized cost and estimated fair values of investment securities are summarized as follows:

                                                                 December 31
                                           -----------------------------------------------------
                                                     1999                        1998
                                           -----------------------      ------------------------
                                                        Estimated                     Estimated
                                           Amortized       Fair         Amortized        Fair
                                             Cost          Value           Cost          Value
                                           ---------    ---------       ---------     ---------
                                                                (In thousands)
Available for sale securities:
  FHLMC common stock                       $    36        $ 1,788        $    39        $ 2,577
  Asset management funds:
    Income Trust                             5,668          5,342          5,668          5,624
    ARMS                                     4,006          3,840          4,006          3,872
    GNMA Trust                               5,795          5,530          5,795          5,837
  Corporate bonds:
    Due within one year                         --             --          1,271          1,271
    Due after one to ten years                  --             --            555            555
  Other                                         15             15             15             15
                                           -------        -------        -------        -------

                             TOTALS        $15,520        $16,515        $17,349        $19,751
                                           =======        =======        =======        =======

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for securities held to maturity are summarized as follows:

                                                                      December 31, 1999
                                                   ------------------------------------------------------
                                                                     Gross         Gross        Estimated
                                                   Amortized      Unrealized     Unrealized       Fair
                                                      Cost           Gains          Loss          Value
                                                      ----           -----          ----          -----
                                                                         (In thousands)
Held to maturity securities:
  Mortgage-backed and related securities:
    Government National Mortgage Association
       participation certificates                   $    12        $    --        $    --        $    12
    Federal National Mortgage Association
      collateralized mortgage obligations             9,900             --            248          9,652
    Federal Home Loan Mortgage Corporation:
       Participation certificates                        34              2              6             30
       Collateralized mortgage obligations            6,309             --            221          6,088
  Federal Home Loan Bank bond - due
         March, 2001                                  1,000             --             14            986
                                                    -------        -------        -------        -------

                             TOTALS                 $17,255        $     2        $   489        $16,768
                                                    =======        =======        =======        =======


                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


NOTE B - INVESTMENTS  SECURITIES (CONTINUED)

                                                                         December 31, 1998
                                                    -----------------------------------------------------
                                                                     Gross          Gross       Estimated
                                                    Amortized      Unrealized    Unrealized       Fair
                                                      Cost           Gains          Loss          Value
                                                      ----           -----          ----          -----
                                                                         (In thousands)
Held to maturity securities:
  Mortgage-backed and related securities:
    Government National Mortgage Association
       participation certificates                   $    27        $    --        $     1        $    26
    Federal National Mortgage Association
      collateralized mortgage obligations             6,292              9             22          6,279
    Federal Home Loan Mortgage Corporation:
       Participation certificates                        60              1              7             54
       Collateralized mortgage obligations            6,053             21             19          6,055
                                                    -------        -------        -------        -------

                             TOTALS                 $12,432        $    31        $    49        $12,414
                                                    =======        =======        =======        =======

NOTE C - LOANS RECEIVABLE

         The composition of the loan portfolio is as follows:

                                                           December 31
                                                   ---------------------------
                                                     1999               1998
                                                     ----               ----
                                                         (In thousands)
Real estate mortgage (primarily one-to
  four-family residential)                         $27,879             $26,735
Construction and development                         2,490               3,930
Commercial real estate                               5,631               5,041
Consumer and other                                   1,336               1,128
Loans on deposits                                       76                  82
                                                   -------             -------
                                                    37,412              36,916
Less allowance for loan losses                         549                 784
                                                   -------             -------

                             TOTALS                $36,863             $36,132
                                                   =======             =======

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE C - LOANS RECEIVABLE (CONTINUED)

     In the ordinary course of business, the Association has granted loans to some of the officers, directors and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1.2 million at December 31, 1999 and 1998. During the year ended December 31, 1999, loans of $27,000 were made to officers, directors and their related interests while principal repayments of approximately $47,000 were received from related parties.

     The Association's lending efforts have historically focused on one-to-four-family residential real estate loans and construction loans, which comprise approximately $27.9 million, or 75%, of the total loan portfolio at December 31, 1999, and $26.7 million, or 72% of the total portfolio at December 31, 1998. Historically, such loans have been conservatively underwritten with cash down payments sufficient to provide the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Association's primary lending areas are presently stable.


     The activity in the allowance for loan losses is summarized as follows:

                                                         December 31
                                                   ---------------------
                                                    1999           1998
                                                    ----           ----
                                                       (In thousands)

Balance at beginning of  year                      $ 784          $ 854
Provision (credit) reflected in operations            65           (103)
Less loans charged off                              (300)           (21)
Recovery                                              --             54
                                                   -----          -----

Balance at end of year                             $ 549          $ 784
                                                   =====          =====

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE D - REAL ESTATE INVESTMENT - LIMITED PARTNERSHIP

     The Association holds an interest in a limited partnership formed to construct and operate multi-family housing units. Due to the ability to exercise significant control over operations, the Association accounts for the investment in the limited partnership using the equity method. Under the terms of the limited partnership agreement, the Association has a total capital contribution of $500,000 and is allocated tax losses and affordable housing federal income tax credits based upon that investment.

     The Association funded its partnership capital contribution through the proceeds of a $500,000 term note payable to a bank in five annual installments of $100,000 beginning November, 1997. The interest is payable semiannually through November, 2001, at a fixed rate of 8.875%. The note payable is collateralized by ten membership shares of the limited partnership. The note balance of $300,000 was paid in full in November, 1999.

     Condensed financial information for the entire partnership is summarized as of and for the years ended December 31, 1999 and 1998 as follows:

                                      1999          1998
                                      ----          ----
                                        (In thousands)
Balance Sheet:
  Investment in real estate         $4,747         $4,945
  Total assets                       4,858          5,086
  Mortgage payable                   2,851          2,874
  Partners' equity                   1,552          1,927

Operations:
  Rental income                        439            512
  Net loss                             357            222

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE E - PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows:

                                               December 31
                                            -----------------
                                            1999         1998
                                            ----         ----
                                              (In thousands)

Land                                        $ 32         $ 32
Buildings                                    359          359
Furniture, equipment and vehicles            373          381
                                            ----         ----
                                             764          772
Less accumulated depreciation                519          516
                                            ----         ----

                             TOTALS         $245         $256
                                            ====         ====


NOTE F - DEPOSITS

     Substantially all deposit amounts are interest bearing. The type of deposit accounts are summarized as follows:

                                                   December 31
                                            ------------------------
                                              1999            1998
                                              ----            ----
                                                  (In thousands)

Savings and transaction accounts            $28,116         $27,655
Certificates of deposit                      26,429          27,182
                                            -------         -------

                             TOTALS         $54,545         $54,837
                                            =======         =======

     Deposits in excess of $100,000 are not federally insured. At December 31, 1999 and 1998, the aggregate amount of individual deposits in excess of $100,000 was $8,067,000 and $6,318,000, respectively.

     Scheduled maturities of certificates of deposit are as follows:

                                          December 31
                                   -----------------------
                                     1999            1998
                                     ----            ----
                                        (In thousands)

Within one year                    $22,582         $22,649
One to two years                     3,387           3,841
Two to three years                     460             692
                                   -------         -------

                    TOTALS         $26,429         $27,182
                                   =======         =======

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


NOTE G - FEDERAL INCOME TAXES
                                                     Year Ended December 31
                                                     ----------------------
                                                      1999          1998
                                                      ----          ----
                                                         (In thousands)
Income tax expense is summarized as follows:
     Federal:
        Current                                      $ 375         $ 325
        Deferred                                        36           (49)
                                                     -----         -----

                             TOTALS                  $ 411         $ 276
                                                     =====         =====

     The provision for federal income taxes on earnings differ from that computed at the statutory rate of 34% is as follows:

                                                 Year Ended December 31
                                                 ----------------------
                                                   1999           1998
                                                   ----           ----
                                                      (In thousands)

Federal taxes computed at statutory rate         $ 483          $ 369
Increase (decrease) resulting from:
  Limited partnership tax credits                  (86)           (89)
  Dividends received deduction                      (5)            (4)
  Other                                             19             --
                                                 -----          -----

       FEDERAL INCOME TAX PROVISION              $ 411          $ 276
                                                 =====          =====

Effective federal income tax rate                 28.9%          25.4%
                                                  ====           ====

     The composition of the Company's net deferred tax liability is as follows:

                                                                      December 31
                                                                  ---------------------
                                                                   1999           1998
                                                                   ----           ----
                                                                      (In thousands)
Taxes (payable) refundable on temporary differences
  at the expected statutory rate:
     Deferred tax liabilities:
        Federal Home Loan Bank stock dividends                    ($ 79)         ($ 72)
        Unrealized gains on securities available for sale          (338)          (817)
                                                                  -----          -----
     TOTAL DEFERRED TAX LIABILITIES                                (417)          (889)
     Deferred tax assets:
        Deferred compensation                                       351            351
        Allowance for loan losses                                   186            266
        Imputed loan interest                                        46             --
        Other                                                         5             --
                                                                  -----          -----
          TOTAL DEFERRED TAX ASSETS                                 588            617
                                                                  -----          -----

     NET DEFERRED FEDERAL
     INCOME TAX BENEFIT (LIABILITY)                               $ 171          ($272)
                                                                  =====          =====

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE G - FEDERAL INCOME TAXES (CONTINUED)

     The Association was previously allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 1999, includes approximately $2.5 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $863,000 at December 31, 1999.


NOTE H - NOTE PAYABLE

     In conjunction with the payment of the $10.1 million return of capital distribution to stockholders, the Company borrowed $6.0 million from another financial institution in December, 1999. The note bears interest at 7.50%, requires interest payable monthly and principal payments of $1,177,000 and $2,250,000 during the first and second quarters of 2000, respectively. The remaining principal balance of $2,573,000 is scheduled to be repaid at $857,667 per year on January 15, 2001, 2002 and 2003. The lending agreement contains covenants pertaining to compliance with various financial ratios and limitation on the redemption of its stock beyond existing commitments. At December 31, 1999, management believes the Company is in compliance with all loan covenants. The Company's borrowings at December 31, 1998 were comprised of a note payable related to the Company's investment in a limited partnership (see Note D).


NOTE I - STOCKHOLDERS' EQUITY

     In April 1999, the Board of Directors authorized the repurchase of up to 87,720 shares of its common stock in the open market or private transaction. The repurchased shares are to be held in the treasury and used for general corporate purposes including use in the Company's benefit plans. During 1999 the Company purchased 87,720 shares at a total cost of $1,211,000.

     In December, 1999, the stockholders approved various plans providing for common stock-based awards to employees and non-employee directors. The plans permit the granting of stock options, stock appreciation rights and stock awards. Awards were granted to recognize prior service and retain future services. The purchase price of stock options is set at the market price on the date of the grant and expire in ten years for qualified options and 15 years for non-qualified options from the date of the grant.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE I - STOCKHOLDERS' EQUITY (CONTINUED)

Recognition and Retention Plan:

     On December 15, 1999 the Company issued 63,157 shares of its treasury stock to satisfy the award to officers, directors and employees under the Recognition and Retention Plan. Approximately one-third of the shares awarded vested with plan participants in 1999 resulting in an annual charge of $263,000. The remaining shares are presented as unearned compensation in stockholders' equity.

Stock Option Plan:

     The Board of Directors adopted a Stock Option Plan that provided for the issuance of 175,440 shares of authorized, but unissued shares of common stock at fair value at the date of grant. During 1999, the Corporation granted options to purchase 157,896 shares at an exercise price of $12.53 per share.

     The Company accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 has been applied as discussed below.

                                                                  1999
                                                                  ----

  Net earnings (in thousands)             As reported            $1,012
                                                                 ======
                                          Pro forma              $  838
                                                                 ======
  Earnings per share:
      Basic                               As reported            $  .63
                                                                 ======
                                          Pro forma              $  .52
                                                                 ======

      Diluted                             As reported            $  .63
                                                                 ======
                                          Pro forma              $  .52
                                                                 ======

     The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1999: dividend yield of 3.0%, expected volatility of 20.0%, a risk-free interest rate of 7.0% and expected lives of ten and fifteen years.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


NOTE I - STOCKHOLDERS' EQUITY (CONTINUED)

     A summary of the status of the Company's stock option plan as of December 31, 1999 and changes during the period is as follows:

                                                          Weighted-Average
                                               Shares      Exercise Price
                                               ------      --------------

   Outstanding at beginning of year                --         $   --
   Granted                                    157,896          12.53
   Exercised                                       --             --
   Forfeited                                       --             --
                                              -------         ------

   Outstanding at end of year                 157,896         $12.53
                                              =======         ======

   Options exercisable at year-end             52,632         $12.53
                                              =======         ======
   Weighted average fair value of
      options granted during the year                         $ 3.86
                                                              ======

         The following information applies to options outstanding at December 31, 1999:

   Number outstanding                                     157,896
   Weighted-average exercise price                        $12.53
   Weighted-average remaining contractual life             11.89 years


NOTE J  -  EMPLOYEE RETIREMENT AND DEFERRED COMPENSATION PLANS

     In conjunction with its reorganization to stock form in 1998, the Company implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Company accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The ESOP borrowed $1,403,000 from the Company to acquire the shares to be allocated to the participants. SOP 93-6 requires the measure of compensation expense recorded by employers to equal the average fair value of ESOP shares allocated to participants during a fiscal year. The shares released to participant accounts are based upon the principal and interest payments of the underlying debt. As shares are committed to be released, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computation. The expense recognized for ESOP contribution totaled $170,000 and $130,000 for years 1999 and 1998, respectively. Dividends paid on unallocated shares are used to pay debt service. During 1999, the ESOP purchased 65,618 shares on the open market using the $6 per share return of capital payment. The shares purchased with unallocated share funds were added to the original unallocated shares and are being released with the original shares. At December 31, 1999, the ESOP held 170,173 unallocated shares with a fair market value of $2,212,000 and 31,412 allocated shares. The cost of the original unallocated shares at December 31, 1999 and 1998 is $1,159,000 and $1,287,000, respectively, which is presented as common stock purchased by the Employee Stock Ownership Plan in stockholders' equity.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE J - EMPLOYEE RETIREMENT AND DEFERRED COMPENSATION PLANS
   (CONTINUED)

     The Directors of the Association had approved a non-qualified deferred compensation plan for certain officers which provided for monthly retirement benefits of specified amounts for each executive. The agreements had been subject to annual renewal, however, the Directors elected to terminate this agreement at the conclusion of the plan year ended August 31, 1998. In conjunction with the termination, the officers were provided with an additional twenty-four months of vesting, the cost of which was included in 1998 operations. Accrued deferred compensation amounts are payable in a lump sum upon the executive's death, disability, voluntary resignation, or termination by the Association without cause. Deferred compensation expense was $384,000 for the year ended December 31, 1998.

     In November 1998, the Board of Directors voted to terminate a noncontributory defined benefit pension plan covering all eligible employees. The termination was effective January 31, 1999 and all participants became 100% vested in the benefits accrued. The termination did not result in further liability to the Company. Plan assets consisted of fully-insured retirement income life insurance policies and cash deposit accounts. At plan year ended August 31, 1998, the plan asset values were $1,049,000, which approximated the actuarially computed value of vested and nonvested benefits. Pension cost totaled $33,000 for the year ended December 31, 1998.


NOTE K - COMMITMENTS AND CONTINGENCIES

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

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

     At December 31, 1998, the Association had outstanding commitments of approximately $2.3 million to originate fixed and variable rate residential real estate loans. The average interest rate of loan commitments was 7.9% at December 31, 1999. In the opinion of management, the outstanding loan commitments equaled or exceeded prevalent market interest rates and such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity.

     From time to time, and in the ordinary course of business, the Association becomes a party to matters of litigation. In the opinion of the Association's counsel, there are no claims, asserted or unasserted, the resolution of which would have a material affect on the Association's consolidated financial statements.


NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 1999 and 1998. Items which are not financial instruments are not included.


                                                              December 31
                                         --------------------------------------------------
                                                   1999                       1998
                                         -----------------------     ----------------------
                                                       Estimated                  Estimated
                                          Carrying       Fair        Carrying        Fair
                                          Amounts        Value        Amounts        Value
                                          -------        -----        -------        -----
                                                           (In thousands)
Cash and equivalents                     $  7,948      $  7,948      $ 17,124      $ 17,124
Securities:
  Available for sale                       16,515        16,515        19,751        19,751
  Held to maturity                         17,255        16,768        12,432        12,414
  Federal Home Loan Bank stock                340           340           317           317
Loans                                      36,863        36,504        36,132        36,479
Accrued interest receivable                   356           356           282           282
Deposits:
  Checking, savings and money market      (28,116)      (28,116)      (27,655)      (27,655)
  Certificates of deposit                 (26,429)      (26,409)      (27,182)      (27,254)
Accrued interest payable                     (129)         (129)         (110)         (110)
Note payable                               (6,000)       (5,909)         (300)         (300)


                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

     For purposes of the above disclosures of estimated fair value, the following assumptions were used: the estimated fair value for cash and equivalents, accrued interest and note payable (1998) was considered to approximate cost; the estimated fair value for securities was based on quoted market values for the individual securities or for equivalent securities; the estimated fair value for loans was based on estimates of the rate the Association would charge for similar loans at December 31, 1999 and 1998, respectively, applied over estimated payment periods; the estimated fair value for demand and savings deposits was based on their carrying value; the estimated fair value for certificates of deposit was based on estimates of the rate the Company would pay on such obligations at December 31, 1999 and 1998, respectively, applied for the time period until maturity; the fair value of the note payable at December, 1999 was determined with reference to rates in effect for similar lending arrangements; and the estimated fair value of commitments was not material. It was not practicable to estimate the fair value of a 17% partnership interest in a non-traded real estate investment; that investment is carried at equity of $340,000 and $383,000 at December 31, 1999 and 1998, respectively.

     While these estimates of fair values are based on management's judgment of appropriate factors, there is no assurance that, if the Company had disposed of such items at December 31, 1999 or 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1999 and 1998, should not necessarily be considered to apply at subsequent dates.


NOTE M - REGULATORY CAPITAL

     The Association is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE M - REGULATORY CAPITAL (CONTINUED)

     The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to four-family residential loans carry a risk-weighted factor of 50%.

     During the calendar year 1999, the Association was notified by its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Association must maintain minimum capital ratios as set forth in the following table.

     As of December 31, 1999 and 1998, management believes that the Association met all capital adequacy requirements to which it was subject.


1999:                                                                                To be "well-
                                                                                  capitalized" under
                                                         For capital               prompt corrective
                                 Actual                 adequacy purposes         action provisions
                          -------------------        ----------------------       ------------------
                           Amount       Ratio          Amount      Ratio           Amount      Ratio
                           ------       -----          ------      -----           ------      -----
                                                     (Dollars in thousands)
Tangible capital          $22,207       28.2%        =>$1,181      =>1.5%         =>$3,932     => 5.0%

Core capital              $22,207       28.2%        =>$3,150      =>4.0%         =>$4,725     => 6.0%

Risk-based capital        $23,161       57.1%        =>$3,243      =>8.0%         =>$4,053     =>10.0%


1998:                                                                                To be "well-
                                                                                  capitalized" under
                                                         For capital               prompt corrective
                                 Actual                 adequacy purposes         action provisions
                          -------------------        ----------------------       ------------------
                           Amount       Ratio          Amount      Ratio           Amount      Ratio
                           ------       -----          ------      -----           ------      -----
                                                     (Dollars in thousands)
Tangible capital           $21,159      27.0%         =>$1,177     =>1.5%          =>$3,923     => 5.0%

Core capital               $21,159      27.0%         =>$3,139     =>4.0%          =>$4,708     => 6.0%

Risk-based capital         $22,758      55.3%         =>$3,291     =>8.0%          =>$4,115     =>10.0%


                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE M - REGULATORY CAPITAL (CONTINUED)

     The Association's management believes that, under the current regulatory capital regulations, the Association will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Association, such as increased interest rates or a downturn in the economy in the primary market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

     The Association is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Company. Generally, the Association's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES, FINANCIAL,  INC.

     The following condensed financial statements summarize the financial position of First Niles Financial, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the year 1999 and the period October 26, 1998 (date operations commenced) through December 31, 1998.


                           First Niles Financial, Inc.
                        STATEMENT OF FINANCIAL CONDITION
                           December 31, 1999 and 1998
                                 (In thousands)

                                                       1999           1998
                                                       ----           ----

ASSETS

Cash and cash equivalents:
  Noninterest bearing                                $     3         $    15
  Interest bearing                                     1,438           5,404
                                                     -------         -------
                                                       1,441           5,419
Account receivable from Home Federal Savings
   and Loan Association of Niles                         263              --
Securities available for sale                             --           1,826
Investment in Home Federal Savings and
  Loan Association of Niles                           22,863          22,745
Accrued interest and prepaid expense                      20              20
                                                     -------         -------

                             TOTAL ASSETS            $24,587         $30,010
                                                     =======         =======
LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable to Home Federal Savings and
  Loan Association of Niles                          $    --         $    82
Accrued expense                                           77               5
Note payable                                           6,000              --
                                                     -------         -------
                        TOTAL LIABILITIES              6,077              87

Stockholders' equity                                  18,510          29,923
                                                     -------         -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $24,587         $30,010
                                                     =======         =======

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
  (CONTINUED)


                           First Niles Financial, Inc.
                          CONDENSED STATEMENT OF INCOME
               For the year ended December 31, 1999 and the period
     October 26, 1998 (date operations commenced) through December 31, 1998
                                 (In thousands)

                                                1999            1998
                                                ----            ----
Revenue:
  Interest income                            $   321          $    61
                                             -------          -------
                       TOTAL REVENUE             321               61

General and administrative expenses              375               60
                                             -------          -------
     INCOME (LOSS) BEFORE INCOME TAX
AND EQUITY IN EARNINGS OF SUBSIDIARY             (54)               1

Income tax                                        18               --
                                             -------          -------
         INCOME (LOSS) BEFORE EQUITY
           IN EARNINGS OF SUBSIDIARY             (36)               1

Equity in earnings of subsidiary               1,048              272
                                             -------          -------

                          NET INCOME         $ 1,012          $   273
                                             =======          =======

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
    (continued)

                           First Niles Financial, Inc.
                        CONDENSED STATEMENT OF CASH FLOWS
              For the year ended December 31, 1999 and the period
     October 26, 1998 (date operations commenced) through December 31, 1998
                                 (In thousands)

                                                                          1999              1998
                                                                          ----              ----
Cash flows provided by (used in) operating activities:
  Net income for the period                                            $  1,012          $    273
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Undistributed income of consolidated subsidiary                    (1,048)             (272)
      Amortization of premium on securities available for sale               20                 1
      Net (increase) decrease in due from subsidiary, accrued
         interest and prepaid expenses                                       89               (20)
      Increase in accounts payable and accrued expense                       72                87
                                                                       --------          --------
               NET CASH PROVIDED BY OPERATING ACTIVITIES                    145                69

Cash flows provided by (used in) investing activities:
  Investment in subsidiary                                                   --            (8,451)
  Purchase of securities available for sale                              (3,984)           (1,827)
  Proceeds for sale of securities available for sale                      5,790                --
  Net (increase) decrease in interest bearing deposits                    3,966            (5,404)
                                                                       --------          --------
               NET CASH PROVIDED BY
               (USED IN) INVESTING ACTIVITIES                             5,772           (15,682)

 Cash flows provided by (used in) financing activities:
   Dividends paid                                                          (587)               --
   Return of capital distribution                                       (10,131)               --
   Purchase of treasury stock                                            (1,211)               --
   Proceeds of note payable                                               6,000                --
   Issuance of common stock - net                                            --            15,498
   Proceeds from subsidiary for Employee Stock
      Ownership Plan shares                                                  --               130
                                                                       --------          --------
               NET CASH PROVIDED BY
               (USED IN) FINANCING ACTIVITIES                            (5,929)           15,628
                                                                       --------          --------

               NET INCREASE IN CASH                                          12                15

Cash and cash equivalents at beginning of period                             15                --
                                                                       --------          --------

               CASH AND CASH EQUIVALENTS AT END OF PERIOD              $      3          $     15
                                                                       ========          ========

Noncash transaction:
    Employee stock benefit plan transactions                           $    434          $     --
                                                                       ========          ========

                   FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998



NOTE O - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

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

     At the date of the conversion, the Association established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Association after conversion. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of such retained earnings. The Association may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for Savings Association Insurance Fund (SAIF) insured institutions.

                           FIRST NILES FINANCIAL, INC.
                             STOCKHOLDER INFORMATION
================================================================================


ANNUAL MEETING

The annual meeting of stockholders will be held at 2:00 P.M. local time, WEDNESDAY, APRIL 19, 2000, at the main office of First Niles, located at 55 North Main Street, Niles, Ohio.

COMMON STOCK AND DIVIDENDS

First Niles Financial, Inc.'s common stock trades on The Nasdaq SmallCap Market under the symbol "FNFI". At December 31, 1999, there were 1,754,411 shares of common stock issued, 1,729,849 shares of common stock outstanding and 502 stockholders of record.

The table below presents the quarterly range of high and low sales of First Niles' common stock since becoming a public company on October 26, 1998, as well as the amount of cash distributions declared during the stated periods. The price information set forth in the table below was provided by the Nasdaq Stock Market. A $6.00 per share return of capital distribution was paid on the common stock during the quarter ended December 31, 1999. The $6.00 capital distribution and the dividends paid by the Company to date have been accounted for by the Company as a return of capital.


                                               High        Low    Dividends Paid
                                               ----        ---    --------------
Fourth Quarter (since October 26, 1998)      $12.000    $  9.750        $ ---
First Quarter (ended March 31, 1999)         $11.250     $10.250        $0.07
Second Quarter (ended June 30, 1999)         $13.875     $10.750        $0.10
Third Quarter (ended September 30, 1999)     $15.750     $13.250        $0.10
Fourth Quarter (ended December 31, 1999)     $21.000     $11.750        $6.10

Dividend payment decisions are made after considering a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note M of the Notes to Consolidated Financial Statements included in this Annual Report.


 STOCKHOLDER AND GENERAL INQUIRIES              TRANSFER AGENT

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

ANNUAL REPORT ON FORM 10-KSB

Copies of the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission can be obtained, without cost, by writing or calling:
First Niles Financial, Inc. Investor Relations, Attn: Lawrence Safarek, Vice President and Treasurer, 55 North Main Street, Niles, Ohio 44446; (330) 652-2539.

                           FIRST NILES FINANCIAL, INC.
                              CORPORATE INFORMATION
================================================================================



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
