Form 10KSB, Exhibit 13
period 2000-12-31
FIRST NILES FINANCIAL INC
filed 2001-03-30
CIK 1065823

2000 ANNUAL REPORT

FIRST NILES FINANCIAL, INC.

Niles, Ohio

Table of Contents

President's Message

First Niles Financial, Inc.
55 North Main Street
P.O. Box 311
Niles, Ohio    44446-0311

Ph. (330) 652-2539 ~ Fax: (330) 652-0911

March 16, 2001

To Our Stockholders:

            It is my pleasure to present the Annual Report to Stockholders of First Niles Financial, Inc. The past year once again has been one of significant change and challenge. Perhaps the economic event with the most significance during the past year was the targeted increasing of short-term interest rates by the Federal Reserve Board's Open Market Committee. These actions placed pressure on net interest margins throughout the industry. Fortunately, through careful planning and the continued implementation of various balance sheet strategies, and the payoff of a large nonaccrual loan, we were able to weather this turmoil and actually experienced a 29 basis point increase in our net interest margin during the year.

            Besides dealing with the economic events that influence our industry, providing value to our stockholders was the continued focus of our attention during 2000. During the past year we paid dividends on our common stock of $0.41 per share, an increase of 10.8% from the $0.37 per share paid in 1999. During the first quarter of 2000 we announced and completed the repurchase of 69,100 shares, or the equivalent of 4.0% of our outstanding shares in the open market. Additionally, during the third quarter of 2000 we announced the repurchase of up to 5.0% of our outstanding shares in the open market. This repurchase program is still in progress. Our company's strong financial condition provides flexibility concerning the management of our capital, while still leaving ample capital for future growth, including new product implementations. At December 31, 2000, total stockholders' equity totaled approximately $18.8 million, or 24.2% of total assets.

            During the past year we introduced several new products designed to provide our customers more flexibility and greater convenience when using our various transaction accounts. In 2001, we are introducing a new home equity line of credit product that we believe is as, if not more, competitive than any similar product offered in our marketplace.

            As always, your Board, management and employees are committed to building stockholder value, while continuing the commitment to serve our customers and community in the best way possible. We are dedicated to making your investment in First Niles a rewarding one. Thank you for your past support and faith in our future.

Sincerely,

/s/ William L. Stephens

WILLIAM L. STEPHENS
Chairman of the Board, President and CEO

Next Page

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	December 31,
	2000	1999	1998
	(In Thousands)
Selected Financial Condition Data:

Total assets	$77,554	$80,418	$86,724
Loans receivable, net	35,740	36,863	36,132
Securities - held to maturity	13,901	17,255	12,432
Securities - available for sale and FHLB stock	23,043	16,855	20,068
Deposits	52,194	54,545	54,837
Total borrowings	5,000	6,000	300
Stockholders' equity	18,758	18,510	29,923

	Years Ended December 31,
	2000	1999	1998
	(In Thousands Except Per Share Amounts)
Selected Operations Data:

Total interest income	$5,372	$5,425	$5,221
Total interest expense	2,186	1,999	2,435
Net interest income	3,186	3,426	2,786
Provision (recovery) for loan losses	30	65	(103)
Net interest income after provision for loan losses	3,156	3,361	2,889
Fees and service charges	32	26	19
Gain on sales of investment securities	8	116	461
Other non-interest income	16	6	7
Total non-interest income	56	148	487
Total non-interest expense	2,118	2,086	2,290
Income before taxes and extraordinary item	1,094	1,423	1,086
Income tax provision	287	411	276
Net income	$ 807	$1,012	$ 810

Earnings per share - basic and diluted	$0.54	$0.63	NM
Dividends per share	$0.41	$0.37(1)	-
___________________________________________________
(1)	Does not reflect the $6.00 per share capital distribution paid by the Company to stockholders on the common stock during the quarter ended December 31, 1999.
NM -	Not meaningful.

Next Page

	Years Ended December 31,
	2000	1999	1998
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	1.09%	1.19%	1.06%
Return on equity (ratio of net income to average equity)	4.47	3.60	4.99
Interest rate spread:
Average during year	3.41	2.85	2.68
End of year	2.73	2.61	2.54
Net interest margin (net interest income divided by average interest-earning assets)	4.39	4.10	3.68
Ratio of operating expense to average total assets	2.75	2.40	2.94
Ratio of average interest-earning assets to average interest-bearing liabilities	1.32	1.53	1.31

Quality Ratios:
Non-performing assets to total assets at end of year	1.00%	1.03%	1.10%
Non-performing loans to loans receivable, net, end of year	2.17	2.24	2.64
Allowance for loan losses to non-performing loans, end of year	76.49	66.46	82.09
Allowance for loan losses to loans receivable, net, end of year	1.66	1.49	2.17

Capital Ratios:
Equity to total assets at end of year	24.19%	23.02%(1)	34.50%
Average equity to average assets	24.30	33.08	21.30

Other Data:
Book value per common share outstanding	$ 11.57	$ 10.70(1)	$ 17.06
Dividends declared per share	$ 0.41	$ 0.37(2)	-
Dividend payout ratio(3)	75.93%	58.73%(2)	-
Number of full-service offices	1	1	1

_______________________________________
(1)	Reflects the effect of the special capital distribution paid by the Company to stockholders in the amount of $6.00 per share during December 1999.
(2)	Does not reflect the special capital distribution paid by the Company to stockholders in the amount of $6.00 per share during December 1999.
(3)	Dividends per share divided by earnings per common share and common share equivalent.

Next Page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

            On October 26, 1998, Home Federal Savings and Loan Association of Niles converted from the mutual to stock form of ownership, and First Niles Financial, Inc. acquired 100% of the stock of Home Federal. First Niles has no significant operations outside those of Home Federal. All references to First Niles prior to October 26, 1998, except where otherwise indicated, are to Home Federal. References in this Annual Report to "we", "us", and "our" refer to First Niles and/or Home Federal as the context requires.

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

            The level of financial competition in our market area is strong and dominated by commercial banks, with financial institutions of varying sizes and characteristics. In addition, the city of Niles, where we operate our sole office, is projected to experience a continuing decrease in population and no meaningful increase in households over the next several years. Niles and Trumbull County have per capita income and median household income lower than Ohio and the United States and in December 2000, Trumbull County also had an unemployment rate higher than Ohio and the United States. These economic conditions and strong competition have resulted in reduced loan demand which, in turn, has resulted in a high concentration of investment securities and mortgage-backed and related securities in our portfolio compared to typical savings institutions. In the event current economic and market conditions persist or worsen, and loan demand remains weak, we cannot give any assurances that we will be able to maintain or increase our mortgage loan portfolio, which could adversely affect our operations and financial results.

Financial Condition

            Assets totaled $77.6 million at December 31, 2000, a decrease of $2.8 million, or 3.6%, from total assets of $80.4 million at December 31, 1999. Cash and cash equivalents decreased $4.1 million and net loans receivable decreased $1.1 million during 2000. These decreases are generally reflected in a $2.4 million decrease in total deposits, a $1.0 million net decrease in notes payable and FHLB advances, and a $2.8 million increase in total securities.

Next Page

            The loan portfolio decreased $1.1 million, or 3.0%, to $35.7 million at December 31, 2000, as compared to December 31, 1999. During the year, real estate loans decreased by $1.4 million. Specifically, loans secured by residential properties decreased $582,000 and loans for construction or development decreased $1.3 million, partially offset by a $436,000 increase in commercial real estate loans.

            Deposits totaled $52.2 million at December 31, 2000, compared to $54.5 million at December 31, 1999, representing a 4.3% decrease. During the year ended December 31, 2000, certificates of deposit increased $1.5 million. Passbook, statement savings accounts and money market deposit accounts decreased by a collective $3.2 million, while NOW accounts decreased $610,000 during the year ended December 31, 2000. The overall decrease in deposits was primarily attributable to strong competition from local financial institutions.

            Accounts payable and other liabilities remained unchanged at $1.2 million at December 31, 2000 as compared to December 31, 1999. A loan in the amount of $6.0 million was obtained from another financial institution during the last quarter of 1999 as a means of facilitating the $10.1 million return of capital paid to stockholders during the last quarter of 1999, and represented the notes payable at December 31, 1999. This loan was paid off during 2000, and we had no notes payable at December 31, 2000, as compared to $6.0 million at December 31, 1999. Advances from the FHLB of Cincinnati were obtained during the last quarter of 2000 and totaled $5.0 million at December 31, 2000. FHLB advances were used to purchase investment securities at a positive spread.

            Total equity at December 31, 2000 was $18.8 million, or 24.2% of total assets. This compares to total equity of $18.5 million, or 23.0% of total assets at December 31, 1999. A $773,000 increase in net unrealized gains on securities available for sale, a $371,000 increase in shares acquired by stock benefit plans, and a $240,000 increase in retained earnings and paid in capital, partially offset by a $1.1 million in treasury shares repurchased account for the change in total stockholders' equity.

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

Next Page

             Net Income. We recorded net income of $807,000 for the year ended December 31, 2000, a decrease of $205,000 or 20.3% from the year ended December 31, 1999. The decrease in net income was primarily due to a $240,000 decrease in net interest income, a decrease of $92,000 in noninterest income, and a $32,000 increase in non-interest expense, partially offset by a $35,000 decrease in the provision for loan losses, and a $124,000 decrease in the provision for income taxes.

            Our return on average assets was 1.09% for the year ended 2000, compared to 1.19% for the year ended 1999. Return on average equity was 4.47% for 2000, compared to 3.60% for 1999. Average equity to average assets was 24.30% for the year ended 2000, compared to 33.08% for the year ended 1999, reflecting the return of capital paid to stockholders during late 1999. During 2000 we paid, in the aggregate, regular quarterly dividends on common stock totaling $607,000, or $0.41 per share, representing a dividend payout ratio of 75.93%. During 1999 we paid dividends of $587,000 in aggregate on common stock, or $0.37 per share, representing a dividend payout ratio of 58.73%, not including the $6.00 per share special capital distribution paid by the Company in December 1999.

             Net Interest Income. Net interest income decreased $240,000, or 7.0%, from $3.4 million last year to $3.2 million for the year ended December 31, 2000. Total interest income decreased $53,000, or 1.0%, during 2000 as compared to the year prior. Average earning assets declined from $83.5 million in 1999 to $72.6 during 2000, a decrease of $10.9 million, or 13.0%. Most of this decline was attributable to a $10.1 million return of capital distribution paid to stockholders during the fourth quarter of 1999. Much of the net interest income decline that could be expected from such a large percentage decline in earning assets was offset by an increase in the yield on earning assets from 6.50% in 1999 to 7.40% in 2000.

            Total interest expense increased $187,000, or 9.4%, from $2.0 million last year to $2.2 million for the year ended December 31, 2000. An increase in the rate paid on deposits, which was commensurate with a general rise in market interest rates, more than offset the $2.4 million decline in funds on deposit and was the primary reason for the increase in interest expense. To a lesser extent, we experienced a shifting of deposits from lower yielding transaction accounts to higher yielding certificates of deposit. The average rate paid on our certificate of deposit accounts exhibited the largest increase, rising from a 4.72% average rate for the year ended December 31, 1999 to 5.29% for the year ended December 31, 2000. Our overall cost of funds increased 34 basis points to 3.99% during 2000 from 3.65% during 1999.

            Our net interest spread during 2000 was 3.41%, a 56 basis point increase from 1999. Net interest margin increased to 4.39% during 2000 from 4.10% in 1999, an increase of 29 basis points. The primary reasons for the increase in interest rate spread and net interest margin during 2000 as compared to 1999 was a 90 basis point increase in the yield on our interest earning assets versus only a 34 basis point increase in the cost of our interest-bearing liabilities. The yield on loans receivable exhibited the largest year to year increase, rising 109 basis points. However, a payoff of a large nonaccrual loan contributed approximately $305,000, or 82 basis points to the yield on loans receivable during 2000. Without the payoff of the nonaccrual loan, the yield on interest earning assets would have increased 48 basis points in 2000 as compared to 1999.

Next Page

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

	Year Ended December 31,
	2000			1999
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable(1)	$37,171	$3,231	8.69%	$37,562	$2,855	7.60%
Mortgage-backed and related securities	14,562	893	6.13	15,391	993	6.45
Investment securities	17,135	1,005	5.87	22,858	1,190	5.20
FHLB stock	350	26	7.43	326	23	7.06
Interest-bearing deposits	3,353	217	6.47	7,320	364	4.97
Total interest-earning assets(1)	72,571	5,372	7.40	83,457	5,425	6.50
Noninterest earnings assets	2,300			2,252
Allowance for loan losses	(574)			(720)
Total Assets	$74,297			$84,989
Interest-Bearing Liabilities:
Savings deposits	$23,321	586	2.51%	$24,324	613	2.52%
Demand and NOW deposits	3,123	78	2.50	3,143	78	2.49
Certificate accounts	27,471	1,454	5.29	26,550	1,254	4.72
Borrowings	923	68	7.37	690	54	7.78
Total interest-bearing liabilities	54,838	2,186	3.99	54,707	1,999	3.65
Noninterest-bearing liabilities	1,401			2,167
Total Liabilities	56,239			56,874
Equity	18,058			28,115
Total Liabilities and Equity	$74,297			$84,989
Net interest income		$3,186			$3,426
Net interest rate spread			3.41%			2.85%
Net earning assets	$17,733			$28,750
Net yield on average interest-earning assets			4.39%			4.10%
Average interest-earning assets to average interest-bearing liabilities		1.32x			1.53x
_________________
(1)	Calculated net of deferred loan fees, loan discounts and loans in process. Includes non-accrual loans.

Next Page

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

	Years Ended December 31, 2000 vs. 1999
	Increase/(Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable	$ (29)	$405	$ 376
Mortgage-backed and related securities	(52)	(48)	(100)
Investment securities	(373)	191	(182)
Interest-bearing deposits and other	(331)	184	(147)
Total interest-earning assets	$(785)	$732	(53)

Interest-bearing liabilities:
Savings deposits	$(25)	$(2)	(27)
Demand and NOW deposits	-	-	-

Borrowings	17	(3)	14
Certificate accounts	45	155	200
Total interest-bearing liabilities	$37	$150	187
Net interest income			$(240)

            Provision for Loan Losses. The net provision for loan losses was $30,000 for the year ended December 31, 2000 compared to $65,000 for the year ended December 31, 1999. The decrease in the net provision for loan losses of $35,000 from year to year was primarily related to a general, but modest increase in the asset quality of the loan portfolio during 2000. Our level of nonperforming loans, consisting of nonaccruing loans and loans delinquent more than 90 days, decreased by $52,000 to $774,000 at December 31, 2000 from $826,000 at December 31, 1999. Our nonperforming loans totaled 2.2% of net loans receivable at December 31, 2000, essentially unchanged from December 31, 1999. Our allowance for loan losses was $592,000 at December 31, 2000, representing 76.5% of non-performing loans and 1.7% of net loans receivable. At December 31, 1999, the allowance for loan losses was $549,000, representing 66.4% of non-performing loans

Next Page

and 1.5% of net loans receivable. We did not have any real estate owned or other non-performing assets on our books at December 31, 2000 and 1999.

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

             Non-interest Income. Non-interest income decreased $92,000 to $56,000 for the year ended December 31, 2000, compared to $148,000 the prior year. Service fees and other non-interest income totaled $48,000 in 2000 and comprised most of the non-interest income for the period. Service fees and other non-interest income increased by $16,000, which was 50.0% higher in 2000 than in 1999. Gain on sale of investments was the primary contributor to non-interest income in 1999, contributing $116,000 of the total.

            Non-interest Expense. Non-interest expense increased $32,000, or 1.5%, for the year ended December 31, 2000 compared to the same period in 1999. Ohio franchise taxes increased $111,000 in 2000 as compared to 1999 because of the higher capital levels as of the effective year ends. The increase in franchise taxes was partially offset by reductions in several other areas of non-interest expense. Compensation and benefits, our largest non-interest expense, decreased $7,000, or 0.5%, in 2000 as compared to 1999. Federal deposit insurance premiums decreased $22,000 during 2000 as compared to the previous year, as premium assessments were generally reduced industrywide. Legal and audit fees exhibited the largest decrease among categories of non-interest expense, declining $72,000 on a year to year basis. Several nonrecurring events, including a return of capital to stockholders and the establishment of the Company's stock-based, incentive compensation plans, resulted in the increased legal and audit expense during 1999.

            Federal Income Taxes. The provision for federal income taxes totaled $287,000 for the year ended December 31, 2000, a decrease of $124,000, or 30.2% from the $411,000 provision for 1999. The decrease in the provision for federal income taxes was primarily due to pre-tax income being $329,000 lower in 2000 than in 1999. Additionally, the effective tax rate decreased to 26.2% for 2000 compared to 28.9% for 1999. The above effective tax rates differ from the statutory rate of 34% primarily due to our ownership interest in a low income housing tax credit program. The tax credits from this program are expected to last through 2006.

Next Page

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

            Our operations are also affected by our level of income and expenses. Non-interest income includes service charges and fees and gain on sale of investments. Non-interest expenses primarily include compensation and benefits, occupancy and equipment expenses, deposit insurance premiums and data processing expenses. Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government regulation and monetary and fiscal policy.

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

Next Page

            To manage the interest rate risk, we attempt to originate adjustable-rate loans; however, due to the low interest rate environment over the past several years, customer demand for fixed-rate loans has been strong. At December 31, 2000, adjustable-rate mortgage loans totaled $18.6 million or 49.8% of our total gross loan portfolio. We also maintain a large portfolio of liquid assets which includes investment securities. Maintaining liquid assets, however, tends to reduce potential net income because liquid assets usually provide a lower yield than other interest-earning assets. Despite these strategies we are still more vulnerable to increases in interest rates than to decreases in interest rates given current market interest rate levels, as illustrated in the table below.

            In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision adopted a rule incorporating an interest rate risk component into the risk-based capital rules. This procedure for measuring interest rate risk was developed by the Office of Thrift Supervision to replace the "gap" analysis, which is the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The analysis assesses the change in value of market risk sensitive instruments in the event of sudden and sustained increases and decreases in market interest rates of 100 to 300 basis points, with no effect given to any steps that management might take to counteract the effect of the interest rate movement.

            The following table sets forth the change in Home Federal's net portfolio value at December 31, 2000, based on internal assumptions set forth herein.

	December 31, 2000
	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Total Asset
Change in Rate	Amount	Change	% Change	NPV Ratio	BP Change
(Dollars in Thousands)

+300	$13,655	$(4,664)	(25.5)%	19.31%	(437)
+200	15,479	(2,840)	(15.5)	21.14	(254)
+100	17,007	(1,312)	(7.2)	22.55	(113)
-	18,319	-	-	23.68	-
-100	19,042	723	4.0	24.19	51
-200	19,651	1,332	7.3	24.61	93
-300	20,032	1,713	9.4	24.83	115

            In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of net portfolio value at each basis point increment. The third and fourth columns present Home Federal's actual position in dollar change and percentage change in net portfolio value at each basis point increment. The remaining columns present Home Federal's percentage change and basis point change in its net portfolio value as a percentage of portfolio value of total assets. At December 31, 2000, Home Federal was well within interest rate risk policy limits as established by its board of directors.

Next Page

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

            Liquidity management is an ongoing and long-term function of our asset/liability management strategy. Excess funds generally are invested in interest-bearing overnight deposits at other financial institutions and in short-term investment securities. If we require funds beyond our ability to generate deposits, additional sources of funds are available. Our most liquid assets are cash and cash equivalents. At December 31, 2000, cash and cash equivalents totaled $3.8 million compared to $7.9 million at December 31, 1999. Preparing for possible Year 2000 related problems was partly responsible for the greater level of cash and cash equivalents at December 31, 1999. We monitor and review liquidity regularly and maintain a $2.0 million line of credit with a commercial bank which can be accessed immediately. Additionally, we have the ability to borrow funds from the FHLB of Cincinnati. At December 31, 2000, based on FHLB stock already owned, we had unused borrowing capacity of $2.3 million from the FHLB of Cincinnati.

            At December 31, 2000, we did not have any loan origination commitments outstanding. At the same date, the unadvanced portion of construction and other loans was $920,000. Certificates of deposit scheduled to mature in one year or less at December 31, 2000, totaled $23.6 million. We had $1.0 million of investment and mortgage-related securities scheduled to mature in one year or less at December 31, 2000. Based on historical experience, we believe that a significant portion of maturing deposits will remain with us. We believe, based on our current balance sheet structure and our ability to acquire funds from the Federal Home Loan Bank of Cincinnati and other sources, that our liquidity is adequate.

Next Page

Capital

            Total equity was $18.8 million at December 31, 2000, or 24.2% of total assets on that date. Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. As of December 31, 2000, Home Federal exceeded all capital requirements of the Office of Thrift Supervision. Our regulatory capital ratios at December 31, 2000 were as follows: Tier I (leverage) capital, 22.0%; Tier I risk-based capital, 48.2%; and Total risk-based capital, 52.2%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0%, and 10.0%, respectively.

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

            Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 140") - In September 2000, the FASB issued SFAS No. 140, which replaces SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). It revises the standards for accounting for securitization and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. Management does not believe that adoption of this statement will have a material impact on the Company's financial condition and results of operations.

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

Next Page

Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Disclosure Regarding Forward-Looking Statements

            First Niles and Home Federal may from time to time make written or oral "forward-looking statements." These forward-looking statements may be contained in this Annual Report to Stockholders, in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB and the exhibits thereto, and in other communications by us, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words or phrases "will likely result", "are expected to", "is anticipated", "believe", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements.

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

  inflation, interest rate, market and monetary fluctuations;

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

  the impact of technological changes;

  acquisitions;

  changes in consumer spending and saving habits; and

  our success at managing the risks involved in the foregoing.
            The foregoing list of important factors is not exclusive. We do not undertake and specifically disclaim any obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of First Niles or Home Federal.

Report of Independent Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Niles Financial, Inc.
Niles, Ohio

            We have audited the consolidated statements of financial condition of First Niles Financial, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Niles Financial, Inc. and subsidiary as of December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Anness, Gerlach & Williams

Youngstown, Ohio
January 23, 2001

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
(In thousands, except share data)
	2000	1999
ASSETS
Cash and cash equivalents:
Noninterest bearing	$ 969	$1,610
Interest bearing	2,864	6,338
TOTAL CASH AND CASH EQUIVALENTS	3,833	7,948
Securities:
Available for sale - at market	22,677	16,515
Held to maturity - at cost	13,901	17,255
Loans receivable	35,740	36,863
Accrued interest receivable	343	356
Federal Home Loan Bank stock, at cost	366	340
Real estate investment - limited partnership, at equity	263	340
Prepaid expenses and other assets	30	163
Prepaid federal income taxes	60	222
Deferred income tax benefit	-	171
Premises and equipment, at cost less accumulated depreciation	341	245
TOTAL ASSETS	$77,554	$80,418

LIABILITIES
Deposits	$52,194	$54,545
Accrued interest payable	120	129
Accounts payable and other liabilities	1,236	1,234
Federal Home Loan Bank advances	5,000	-
Note payable	-	6,000
Deferred federal income tax liability	246	-
TOTAL LIABILITIES	58,796	61,908

STOCKHOLDERS' EQUITY
Stockholders' equity:
Preferred stock, $.01 par value, authorized 500,000 shares, none outstanding	-	-
Common stock, $.01 par value, authorized 6,000,000 shares; issued 1,754,411 shares;	18	18
Additional paid-in capital	6,748	6,708
Retained earnings	13,334	13,134
Accumulated other comprehensive income:
Net unrealized gains on securities available for sale, net of related tax effects of $736 in 2000 and $338 in 1999	1,429	656
Common stock purchased by the Employee Stock Ownership Plan	(1,052)	(1,159)
Unearned compensation	(264)	(528)
Treasury stock - 132,663 shares in 2000 and 24,563 shares in 1999 at cost	(1,455)	(319)
TOTAL STOCKHOLDERS' EQUITY	18,758	18,510
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$77,554	$80,418
The accompanying notes are an integral part of these consolidated financial statements.

Next Page

CONSOLIDATED STATEMENTS OF INCOME
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
(In thousands)
	Year Ended December 31
	2000	1999
Interest income:
Loans receivable:
First mortgage loans	$3,118	$2,745
Consumer and other loans	113	110
Mortgage-backed and related securities	893	993
Investments	1,031	1,213
Interest-bearing deposits	217	364
TOTAL INTEREST INCOME	5,372	5,425

Interest expense:
Deposits	2,118	1,945
Borrowings	68	54
TOTAL INTEREST EXPENSE	2,186	1,999

NET INTEREST INCOME	3,186	3,426

Provision for loan losses	30	65
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,156	3,361

Noninterest income:
Gain on sale of securities	8	116
Service fees and other	48	32
TOTAL NONINTEREST INCOME	56	148

Noninterest expense:
Equity in loss of limited partnership	77	43
General and administrative:
Compensation and benefits	1,271	1,278
Occupancy and equipment	83	86
Federal deposit insurance premiums	11	33
Other operating expense	676	646
TOTAL NONINTEREST EXPENSE	2,118	2,086

INCOME BEFORE INCOME TAXES	1,094	1,423

Federal income taxes	287	411
NET INCOME	$807	$1,012
EARNINGS PER SHARE - BASIC AND DILUTED	$0.54	$0.63
The accompanying notes are an integral part of these consolidated financial statements.

Next Page

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
For the years ended December 31, 2000 and 1999
(In thousands)
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gains on Securities Abailable for Sale	Common Stock Purchased by the Employee Stock Ownership Plan	Unearned Compen- sation	Treasury Stock	Total

Balance, January 1, 1999	$18	$16,897	$12,709	$1,586	$(1,287)	$ -	$ -	$29,923

Comprehensive income:
Net income	-	-	1,012	-	-	-	-	1,012
Other comprehensive income, net of tax:
Change in unrealized gains and losses on securities of $1,007, net of reclassification adjustment for gains included in net income of $77	-	-	-	(930)	-	-	-	(930)
Total comprehensive income	-	-	1,012	(930)	-	-	-	82

Cash dividends - $.37 per share	-	-	(587)	-	-	-	-	(587)
Return of capital distribution - $6 per share	-	(10,131)	-	-	-	-	-	(10,131)

ESOP shares allocated to employees	-	43	-	-	128	-	-	171
Purchase of shares for treasury	-	-	-	-	-	-	(1,211)	(1,211)
Shares issued for recognition and retention plan	-	(101)	-	-	-	(528)	892	263
BALANCE DECEMBER 31, 1999	18	6,708	13,134	656	(1,159)	(528)	(319)	18,510

Comprehensive income:
Net income	-	-	807	-	-	-	-	807
Other comprehensive income, net of tax:
Change in unrealized gains and losses on securities of $778, net of reclassification adjustment for gains included in net income of $5	-	-	-	773	-	-	-	773
Total comprehensive income	-	-	807	773	-	-	-	1,580

Cash dividends - $.41 per share	-	-	(607)	-	-	-	-	(607)

ESOP shares allocated to employees	-	40	-	-	107	-	-	147
Purchase of shares for treasury	-	-	-	-	-	-	(1,136)	(1,136)

Shares issued for recognition and retention plan	-	-	-	-	-	264	-	264
BALANCE DECEMBER 31, 2000	$18	$6,748	$13,334	$1,429	$(1,052)	$(264)	$(1,455)	$18,758

The accompanying notes are an integral part of these consolidated financial statements.

Next Page

CONSOLIDATED STATEMENTS OF CASH FLOWS
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
(In thousands)
	Year Ended December 31
	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 807	$1,012
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	19	36
Depreciation	39	43
Amortization of deferred loan fees and costs	(3)	1
Amortization of discounts and premiums on investments and mortgage-backed and related securities, net	(30)	(7)
Recognition and Retention Plan shares	264	263
Gain on sale of securities	(8)	(116)
ESOP shares allocated	147	170
Equity in loss of limited partnership	77	43
Provision for loan losses	30	65
Federal Home Loan Bank stock dividends	(26)	(23)
	1,316	1,487
Net (increase) decrease in accrued interest receivable and prepaid expenses and other assets	307	(411)
Net decrease in accrued interest, accounts payable and other liabilities	(8)	(29)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,615	1,047

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of securities available for sale	4,876	5,908
Purchase of securities available for sale	(9,860)	(3,984)
Proceeds from principal payments on mortgage-backed and related securities	3,385	6,121
Purchase of mortgage-backed and related securities	-	(10,918)
Net decrease in interest-bearing deposits with banks	3,474	9,791
Net (increase) decrease in loans	1,097	(797)
Additions to premises and equipment	(135)	(32)
NET CASH PROVIDED BY INVESTING ACTIVITIES	2,837	6,089

CASH FLOWS FROM FINANCING ACTIVITIES
Purchases of treasury stock	(1,136)	(1,211)
Dividends paid	(607)	(587)
Net increase (decrease) in savings accounts	(3,855)	461
Net increase (decrease) in certificates of deposit	1,505	(753)
Proceeds of Federal Home Loan Bank advances	5,000	-
Proceeds of note payable	-	6,000
Repayment of note payable	(6,000)	(300)
Return of capital distribution	-	(10,131)
NET CASH USED IN FINANCING ACTIVITIES	(5,093)	(6,521)

NET INCREASE (DECREASE) IN CASH	(641)	615

CASH AT BEGINNING OF YEAR	1,610	995
CASH AT END OF YEAR	$969	$1,610
Cash paid during the period for:
Interest	$ 2,195	$1,980
Income taxes	$125	$642

The accompanying notes are an integral part of these consolidated financial statements.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            First Niles Financial, Inc. (the "Company") is a savings and loan holding company whose activities are primarily limited to holding the stock of the Home Federal Savings and Loan Association of Niles (the "Association"). The Association conducts a general banking business in Niles, Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

Principles of Consolidation:

            The consolidated financial statements include the accounts of the Company and the Association at December 31, 2000 and 1999, and for the years 2000 and 1999. All material intercompany balances and transactions have been eliminated in consolidation.

Investment Securities and Mortgage-Backed and Related Securities:

            The Company accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading or available for sale. Securities classified as held-to-maturity

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

are carried at cost, adjusted for amortization of premiums and accretion of discount using methods that approximate the interest method over the remaining period to contractual maturity, adjusted for anticipated pre-payments, only if the Association has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or equity, respectively. At December 31, 2000 and 1999, the Company's equity accounts reflected net unrealized gains of $1,429,000 and $656,000, respectively, on securities designated as available for sale. Realized gains or losses on sales of securities are recognized using the specific identification method.

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

            Loans held for sale are identified at origination and carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At December 31, 2000 and 1999, there were no loans identified as held for sale.

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

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

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

            At December 31, 2000, the Association identified three loans with a carrying value of $270,000 as impaired due to delinquent payments. Accrual of interest on these loans has been suspended. Contractual interest not recognized for 2000 was $9,000.

            At December 31, 1999, the Association identified one loan with a carrying value of $263,000 as impaired due to delinquent payments. Accrual of interest on this loan was suspended. Contractual interest not recognized for 1999 was $63,000. During 2000 the loan principal and all accrued interest was collected. Interest collection of $274,000 relating to periods prior to 2000 is included in interest income.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

            No portion of the allowance for losses on loans is attributable to impaired loans. All payments received on impaired loans are applied to principal.

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

Federal Income Taxes:

            The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

            Deferral of income taxes results primarily from deferred compensation accruals, Federal Home Loan Bank stock dividends, and book/tax differences in the allowance for loan losses.

Cash and Cash Equivalents:

            For purposes of reporting cash flows, cash includes noninterest bearing cash which includes cash on hand and amounts due from correspondent banks.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share:

            Basic earnings per share is computed based upon the weighted-average shares outstanding during the year less weighted-average shares in the ESOP that are unallocated and not committed to be released. Diluted earnings per share is computed taking into consideration common shares outstanding and potential dilutive common shares to be issued under the Company's stock option plan.

            A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis for 2000 and 1999 is as follows:
	2000	1999
Basic weighted-average shares	1,501,955	1,600,492
Effect of diluted shares: Stock options	-	127
Diluted weighted-average shares	1,501,955	1,600,619

            Options to purchase 105,264 shares of common stock at an exercise price of $12.53 were outstanding at December 31, 2000, but were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

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

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

            In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140") which replaces SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration.

NOTE B - INVESTMENTS SECURITIES

            The amortized cost and estimated fair values of investment securities are summarized as follows:

	December 31,
	2000		1999
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
Available for sale securities:
FHLMC common stock	$ 34	$2,411	$ 36	$ 1,788
Asset management funds:
Income Trust	5,668	5,526	5,668	5,342
ARMS	-	-	4,006	3,840
GNMA Trust	5,795	5,735	5,795	5,530
U.S. Agencies:
Due within one year	-	-	-	-
Due after one year to five years	1,000	1,000	-	-
Due after five to ten years	8,000	7,990	-	-
Other	15	15	15	15
TOTALS	$20,512	$22,677	$15,520	$16,515

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE B - INVESTMENTS SECURITIES (continued)

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for securities held to maturity are summarized as follows:
	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Held to maturity securities:
Mortgage-backed and related securities:
Government National Mortgage Association participation certificates	$ 2	$ -	$ -	$ 2
Federal National Mortgage Association collateralized mortgage obligations	8,107	15	74	8,048
Federal Home Loan Mortgage Corporation:
Participation certificates	16	2	3	15
Collateralized mortgage obligations	4,776	2	77	4,701
Federal Home Loan Bank bond - due March 2001	1,000	-	2	998
TOTALS	$13,901	$19	$156	$13,764

	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Held to maturity securities:
Mortgage-backed and related securities:
Government National Mortgage Association participation certificates	$ 12	$ -	$ -	$ 12
Federal National Mortgage Association collateralized mortgage obligations	9,900	-	248	9,652
Federal Home Loan Mortgage Corporation:
Participation certificates	34	2	6	30
Collateralized mortgage obligations	6,309	-	221	6,088
Federal Home Loan Bank bond - due March 2001	1,000	-	14	986
TOTALS	$17,255	$2	$489	$16,768

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE B - INVESTMENT SECURITIES (continued)

            During 2000, the Association sold available-for-sale securities for total proceeds of $4,876,000 resulting in gross realized gains of $182,000 and gross realized losses of $174,000. During 1999, the Association sold available-for-sale securities for total proceeds of $5,908,000 resulting in a gross realized gain of $116,000.

NOTE C - LOANS RECEIVABLE

            The composition of the loan portfolio is as follows:
	December 31
	2000	1999
	(In thousands)
Real estate mortgage (primarily one-to four-family residential)	$27,279	$27,879
Construction and development	1,440	2,490
Commercial real estate	6,302	5,631
Consumer and other	1,216	1,336
Loans on deposits	95	76
	36,332	37,412
Less allowance for loan losses	592	549
TOTALS	$35,740	$36,863

            In the ordinary course of business, the Association has granted loans to some of its officers, directors and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1.2 million at December 31, 2000 and 1999. During the year ended December 31, 1999, loans of $27,000 were made to officers, directors and their related interests, while principal repayments of approximately $52,000 and $47,000 were received from related parties during 2000 and 1999.

            The Association's lending efforts have historically focused on one-to-four-family residential real estate loans and construction loans, which comprise approximately $27.3 million, or 75%, of the total loan portfolio at December 31, 2000, and $27.9 million, or 75% of the total portfolio at December 31, 1999. Historically, such loans have been conservatively underwritten with cash down payments sufficient to provide the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE C - LOANS RECEIVABLE (continued)

            The activity in the allowance for loan losses is summarized as follows:
	December 31
	2000	1999
	(In thousands)
Balance at beginning of year	$549	$784
Provision reflected in operations	30	65
Less loans charged off	-	(300)
Recovery	13	-
Balance at end of year	$592	$549

NOTE D - REAL ESTATE INVESTMENT - LIMITED PARTNERSHIP

            The Association holds an interest in a limited partnership formed to construct and operate multi-family housing units. Due to the ability to exercise significant control over operations, the Association accounts for the investment in the limited partnership using the equity method. Under the terms of the limited partnership agreement, the Association made a capital contribution of $500,000 and is allocated tax losses and affordable housing federal income tax credits based upon that investment.

            The Association funded its partnership capital contribution through the proceeds of a $500,000 term note payable to a bank in five annual installments of $100,000 beginning November, 1997. The interest was scheduled to be paid semiannually through November, 2001, at a fixed rate of 8.875%. The note payable was collateralized by ten membership shares of the limited partnership. The note balance of $300,000 was paid in full in November, 1999.

            Condensed financial information for the entire partnership is summarized as of and for the years ended December 31, 2000 and 1999 as follows:

	2000	1999
Balance Sheet:
Investment in real estate	$4,542	$4,747
Total assets	4,875	4,858
Mortgage payable	2,827	2,851
Partners' equity	1,374	1,552

Operations:
Rental income	609	439
Net loss	178	357

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE E - PREMISES AND EQUIPMENT

            Premises and equipment are summarized as follows:
	December 31
	2000	1999
	(In thousands)
Land	$32	$32
Building and building improvements	493	359
Furniture, equipment and vehicles	374	373
	899	764
Less accumulated depreciation	558	519
TOTALS	$341	$245
NOTE F - DEPOSITS

            Substantially all deposits are interest bearing. The type of deposit accounts are summarized as follows:
	December 31
	2000	1999
	(In thousands)
Savings and transaction accounts	$ 24,261	$ 28,116
Certificates of deposit	27,933	26,429
TOTALS	$52,194	$54,545

            Deposits in excess of $100,000 are not federally insured. At December 31, 2000 and 1999, the aggregate amount of individual deposits in excess of $100,000 was $7,842,000 and $8,067,000, respectively.

            Scheduled maturities of certificates of deposit are as follows:
	December 31
	2000	1999
	(In thousands)
Within one year	$23,618	$22,582
One to two years	3,090	3,387
Two to three years	1,225	460
TOTALS	$27,933	$26,429

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE G - FEDERAL INCOME TAXES
	Year Ended December 31
	2000	1999
	(In thousands)
Income tax expense is summarized as follows:
Federal:
Current	$268	$375
Deferred	19	36
TOTALS	$287	$411

            The provision for federal income taxes on earnings differ from that computed at the statutory rate of 34% as follows:
	Year Ended December 31
	2000	1999
	(In thousands)
Federal taxes computed at statutory rate	$372	$483
Increase (decrease) resulting from:
Limited partnership tax credits	(78)	(86)
Dividends received deduction	(6)	(5)
Other	(1)	19
FEDERAL INCOME TAX PROVISION	$287	$411

Effective federal income tax rate	26.2%	28.9%

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE G - FEDERAL INCOME TAXES (CONTINUED)

            The components of the net deferred tax asset (liability) are as follows:

	December 31
	2000	1999
	(In thousands)
Deferred tax liabilities:
Federal Home Loan Bank stock dividends	$ (88)	$ (79)
Unrealized gains on securities available for sale	(736)	(338)
TOTAL DEFERRED TAX LIABILITIES	(824)	(417)
Deferred tax assets:
Deferred compensation	351	351
Allowance for loan losses	201	186
Imputed loan interest	4	46
Other	22	5
TOTAL DEFERRED TAX ASSETS	578	588
NET DEFERRED FEDERAL INCOME TAX ASSET (LIABILITY)	$(246)	$171

            The Association was previously allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2000, includes approximately $2.5 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $863,000 at December 31, 2000.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE H - FEDERAL HOME LOAN BANK ADVANCES

            Federal Home Loan Bank advances, collateralized at December 31, 2000 by pledge of all 1 to 4 family residential mortgage loans, are summarized as follows:

Interest Rate	Maturity	Convertible to Variable Rate	Amount (in thousands)

5.01%	December, 2010	December, 2001	$3,000
5.20%	December, 2010	December, 2003	2,000

Weighted-average 5.09%			$5,000

NOTE I - NOTE PAYABLE

            In conjunction with the payment of the $10.1 million return of capital distribution to stockholders, the Company borrowed $6.0 million from another financial institution in December, 1999. The note bore interest at 7.50%, required interest payable monthly and principal payments of $1,177,000 and $2,250,000 during the first and second quarters of 2000, respectively. The remaining principal balance of $2,573,000 was scheduled to be repaid at $858,000 per year. The loan was paid in full during 2000.

NOTE J - STOCKHOLDERS' EQUITY

            During 2000 and 1999, the Board of Directors authorized the repurchase of up to 152,231 and 87,720 shares, respectively, of its common stock in the open market or private transaction. The repurchased shares are to be held in the treasury and used for general corporate purposes including use in the Company's benefit plans. During 2000 and 1999, the Company purchased 108,100 and 87,720 shares at a cost of $1,136,000 and $1,211,000, respectively.

            In December 1999, the stockholders approved various plans providing for common stock-based awards to employees and non-employee directors. The plans permit the granting of stock options, stock appreciation rights and stock awards. Awards were granted to recognize prior service and retain future services. The purchase price of stock options is set at the market price on the date of the grant and expire in ten years for qualified options and 15 years for non-qualified options from the date of the grant.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE J - STOCKHOLDERS' EQUITY (continued)

Recognition and Retention Plan:

            On December 15, 1999, the Company issued 63,157 shares of its treasury stock to satisfy the award to officers, directors and employees under the Recognition and Retention Plan. Approximately one-third of the shares awarded vested with plan participants in 2000 and in 1999 resulting in an annual charge of $263,000 in each year. At December 31, 2000, the remaining shares that will vest in 2001 are presented as unearned compensation in stockholders' equity.

Stock Option Plan:

            The Board of Directors adopted a Stock Option Plan that provided for the issuance of 175,440 shares of authorized, but unissued shares of common stock at fair value at the date of grant. During 1999, the Corporation granted options to purchase 157,896 shares at an exercise price of $12.53 per share.

            The Company accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE J - STOCKHOLDERS' EQUITY (continued)

            The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have resulted in the pro forma amounts indicated below:

		2000	1999
Net earnings (in thousands)	As reported	$807	$1,012
	Pro forma	$807	$ 838
Earnings per share:
Basic	As reported	$.54	$.63
	Pro forma	$.54	$.52
Diluted	As reported	$.54	$.63
	Pro forma	$.54	$.52

            The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1999: dividend yield of 3.0%, expected volatility of 20.0%, a risk-free interest rate of 7.0% and expected lives of ten and fifteen years. No options were granted during the 2000 fiscal year.

            A summary of the status of the Company's stock option plan as of December 31, 2000 and 1999 and changes during the period on those dates is presented below:

	2000		1999
	Shares	Weighted- Average Excercise Price	Shares	Weighted- Average Excercise Price
Outstanding at beginning of year	157,896	$12.53	-	$ -
Granted	-	-	157,896	12.53
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	157,896	$12.53	157,896	$12.53
Options exercisable at year-end	105,264	$12.53	52,632	$12.53
Weighted average fair value of options granted during the year				$3.86

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE J - STOCKHOLDERS' EQUITY (continued)

      The following information applies to options outstanding at December 31, 2000:

Number outstanding	157,896
Weighted-average exercise price	$12.53
Weighted-average remaining contractual life	10.89 years

NOTE K - EMPLOYEE RETIREMENT AND DEFERRED COMPENSATION PLANS

            In conjunction with its reorganization to stock form in 1998, the Company implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Company accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The ESOP borrowed $1,403,000 from the Company to acquire the shares to be allocated to the participants. SOP 93-6 requires the measure of compensation expense recorded by employers to equal the average fair value of ESOP shares allocated to participants during a fiscal year. The shares released to participant accounts are based upon the principal and interest payments of the underlying debt. As shares are committed to be released, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computation. The expense recognized for ESOP contribution totaled $146,000 and $170,000 for years 2000 and 1999, respectively. Dividends paid on unallocated shares are used to pay debt service. During 1999, the ESOP purchased 65,618 shares on the open market using the $6 per share return of capital payment. The shares purchased with unallocated share funds were added to the original unallocated shares and are being released with the original shares. At December 31, 2000 and 1999, the ESOP held 149,295 and 170,173 unallocated shares with a fair market value of $1,707,000 and $2,212,000, respectively. Allocated shares at December 31, 2000 and 1999 were 52,289 and 31,411, respectively. The cost of the original unallocated shares at December 31, 2000 and 1999 is $1,052,000 and $1,159,000, respectively, which is presented as common stock purchased by the Employee Stock Ownership Plan in stockholders' equity.

            The Directors of the Association had approved a non-qualified deferred compensation plan for certain officers which provided for retirement benefits of specified amounts for each executive. The agreements had been subject to annual renewal, however, the Directors elected to terminate this agreement at the conclusion of the plan year ended August 31, 1998. Accrued deferred compensation amounts of $1,032,000 are payable in a lump sum upon the executives' death, disability, voluntary resignation, or termination by the Association without cause.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE L - COMMITMENTS AND CONTINGENCIES

            The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association's involvement in such financial instruments.

            The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

            At December 31, 2000, the Association had outstanding commitments of approximately $920,000 to originate fixed and variable rate residential real estate loans. The average interest rate of loan commitments was 8.7% at December 31, 2000. In the opinion of management, the outstanding loan commitments equaled or exceeded prevalent market interest rates and such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity.

            From time to time, and in the ordinary course of business, the Association becomes a party to matters of litigation. In the opinion of the Association's counsel, there are no claims, asserted or unasserted, the resolution of which would have a material affect on the Association's consolidated financial statements.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

            The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 2000 and 1999.

	December 31
	2000		1999
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
	(In thousands)
Cash and equivalents	$ 3,833	$ 3,833	$ 7,948	$ 7,948
Securities:
Available for sale	22,677	22,677	16,515	16,515
Held to maturity	13,901	13,764	17,255	16,768
Federal Home Loan Bank stock	366	366	340	340
Loans	35,740	36,083	36,863	36,504
Accrued interest receivable	343	343	356	356
Deposits:
Checking, savings and money market	(24,262)	(24,262)	(28,116)	(28,116)
Certificates of deposit	(27,932)	(27,864)	(26,429)	(26,409)
Accrued interest payable	(120)	(120)	(129)	(129)
Federal Home Loan Bank advances	(5,000)	(5,000)	-	-
Note payable	-	-	(6,000)	(5,909)

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

            For purposes of the above disclosures of estimated fair value, the following assumptions were used: the estimated fair value for cash and equivalents, accrued interest and note payable was considered to approximate cost; the estimated fair value for securities was based on quoted market values for the individual securities or for equivalent securities; the estimated fair value for loans was based on estimates of the rate the Association would charge for similar loans at December 31, 2000 and 1999, respectively, applied over estimated payment periods; the estimated fair value for demand and savings deposits was based on their carrying value; the estimated fair value for certificates of deposit was based on estimates of the rate the Company would pay on such obligations at December 31, 2000 and 1999, respectively, applied for the time period until maturity; the fair value of the note payable at December, 2000 was determined with reference to rates in effect for similar lending arrangements; and the estimated fair value of commitments was not material. It was not practicable to estimate the fair value of a 17% partnership interest in a non-traded real estate investment; that investment is carried at equity of $263,000 and $340,000 at December 31, 2000 and 1999, respectively.

            While these estimates of fair values are based on management's judgment of appropriate factors, there is no assurance that, if the Company had disposed of such items at December 31, 2000 or 1999, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2000, should not be considered to apply at any subsequent date.

NOTE N - REGULATORY CAPITAL

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

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE N - REGULATORY CAPITAL (continued)

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

            As of December 31, 2000 and 1999, management believes that the Association met all capital adequacy requirements to which it was subject.

2000:
	Actual		For Capital Adequacy Purposes		To be "Well-Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$16,706	22.0%	≥$1,138	≥1.5%	≥$3,794	≥ 5.0%
Core capital	$16,706	22.0%	≥$3,035	≥4.0%	≥$4,553	≥ 6.0%
Risk-based capital	$18,115	52.2%	≥$2,775	≥8.0%	≥$3,468	≥10.0%

1999:

	Actual		For Capital Adequacy Purposes		To be "Well-Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$22,207	28.2%	≥$1,181	≥1.5%	≥$3,932	≥ 5.0%
Core capital	$22,207	28.2%	≥$3,150	≥4.0%	≥$4,725	≥ 6.0%
Risk-based capital	$23,161	57.1%	≥$3,243	≥8.0%	≥$4,053	≥10.0%

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE N - REGULATORY CAPITAL (CONTINUED)

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

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE O - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.

            The following condensed financial statements summarize the financial position of First Niles Financial, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended.

First Niles Financial, Inc.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2000 and 1999
(In thousands)

	2000	1999
ASSETS

Cash and cash equivalents:
Noninterest bearing	$ 152	$ 3
Interest bearing	33	1,438
	185	1,441
Account receivable from Home Federal Savings and Loan Association of Niles	360	263
Investment in Home Federal Savings and Loan Association of Niles	18,134	22,863
Accrued interest and prepaid expense	118	20
TOTAL ASSETS	$18,797	$24,587

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expense	$39	$77
Note payable	-	6,000
TOTAL LIABILITIES	39	6,077
Stockholders' equity	18,758	18,510

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,797	$24,587

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE O - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
   (CONTINUED)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2000 and 1999
(In thousands)

	2000	1999

Revenue:
Interest income	$ 34	$ 321
TOTAL REVENUE	34	321
General and administrative expenses	323	375
LOSS BEFORE INCOME TAX AND EQUITY IN EARNINGS OF SUBSIDIARY	(289)	(54)

Income tax credit	(98)	(18)
LOSS BEFORE EQUITY IN EARNINGS SUBSIDIARY	(191)	(36)
Equity in earnings of subsidiary	998	1,048
NET INCOME	$807	$1,012

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE O - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
      (CONTINUED)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2000 and 1999
(In thousands)
	2000	1999
Cash flows from operating activities:
Net income for the period	$ 807	$ 1,012
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed income of consolidated subsidiary	(998)	(1,048)
Amortization of premium on securities available for sale	-	20
Net decrease in due from subsidiary, accrued interest and prepaid expenses	216	89
Increase (decrease) in accounts payable and accrued expense	(38)	72
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(13)	145

Cash flows from investing activities:
Purchase of securities available for sale	(880)	(3,984)
Proceeds from sale of securities available for sale	880	5,790
Net decrease in interest bearing deposits	1,405	3,966
NET CASH PROVIDED BY INVESTING ACTIVITIES	1,405	5,772

Cash flows from investing activities:
Dividends paid	(607)	(587)
Dividends received from subsidiary	6,500	-
Purchase of treasury stock	(1,136)	(1,211)
Proceeds of note payable	-	6,000
Payment of note payable	(6,000)	-
Return of capital distribution	-	(10,131)
NET CASH USED IN FINANCING ACTIVITIES	(1,243)	(5,929)

NET INCREASE (DECREASE) IN CASH	149	(12)
Cash and cash equivalents at beginning of period	3	15
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$152	$3
Noncash transaction:
Employee stock benefit plan transactions	$411	$434

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
December 31, 2000 and 1999

NOTE P - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

            In July 1998, the Association's Board of Directors adopted a Plan of Conversion whereby the Association would convert to the stock form of ownership, followed by the issuance of all of the Association's outstanding common stock to a newly formed holding company, First Niles Financial, Inc.
            In October 1998, the Association completed its conversion to the stock form of ownership, and issued all of the Association's outstanding common shares to the Company.

            In connection with the conversion, the Company sold 1,754,411 shares at a price of $10.00 per share which, after consideration of offering expenses totaling approximately $643,000, and shares purchased by the ESOP totaling $1.4 million, resulted in net equity proceeds of approximately $15.5 million.

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

Next Page

FIRST NILES FINANCIAL, INC.
STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 2:00 p.m. local time, Wednesday, April 18, 2001, at the main office of First Niles, located at 55 North Main Street, Niles, Ohio.

COMMON STOCK AND DIVIDENDS

First Niles Financial, Inc.'s common stock trades on The Nasdaq SmallCap Market under the symbol "FNFI". At December 31, 2000, there were 1,754,411 shares of common stock issued, 1,621,749 shares of common stock outstanding and 484 stockholders of record.

The table below presents the quarterly range of high and low sales prices of First Niles' common stock for 1999 and 2000, as well as the amount of cash distributions declared during the stated periods. The price information set forth in the table below was provided by the Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and therefore may not represent actual transactions.
	HIGH	LOW	CASH DISTRIBUTIONS DECLARED

First Quarter (ended March 31, 1999)	$11.250	$10.250	$0.07
Second Quarter (ended June 30, 1999)	13.875	10.750	0.10
Third Quarter (ended September 30, 1999)	15.750	13.250	0.10
Fourth Quarter (ended December 31, 1999)	21.000	11.750	6.10

First Quarter (ended March 31, 2000)	12.750	10.125	0.10
Second Quarter (ended June 30, 2000)	10.438	8.250	0.10
Third Quarter (ended September 30, 2000)	10.438	8.688	0.10
Fourth Quarter (ended December 31, 2000)	11.750	10.000	0.11

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note N of the Notes to Consolidated Financial Statements included in this Annual Report.

STOCKHOLDER AND GENERAL INQUIRIES	TRANSFER AGENT

Lawrence Safarek, Vice President First Niles Financial, Inc. 55 North Main Street Niles, Ohio 44446 (330) 652-2539	Fifth Third Bank Corporate Trust Services Mail Drop 10AT66 38 Fountain Square Plaza Cincinnati, Ohio 45263 (800) 837-2755 (toll free) (513) 579-5320 (local)

ANNUAL AND OTHER REPORTS

Copies of the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission, without cost, by writing or calling: First Niles Financial, Inc. Investor Relations, Attn: Lawrence Safarek, Vice President and Treasurer, 55 North Main Street, Niles, Ohio 44446: (330) 652-2539.

Next Page

FIRST NILES FINANCIAL, INC.
CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

55 North Main Street Niles, Ohio 44446	Telephone: (330) 652-2539 Fax: (330) 652-0911

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William L. Stephens Chairman, President and Chief Executive Officer of First Niles Financial, Inc. and Home Federal Savings and Loan Association of Niles	William L. Stephens Chairman, President and Chief Executive Officer of First Niles Financial, Inc. and Home Federal Savings and Loan Association of Niles
George J. Swift Vice President and Secretary of First Niles Financial, Inc. and Home Federal Savings and Loan Association of Niles	George J. Swift Vice President and Secretary of First Niles Financial, Inc. and Home Federal Savings and Loan Association of Niles
P. James Kramer President, William Kramer & Son Horace L. Mclean President, McLean Engineering, Inc. Ralph A. Zuzolo, Sr. Partner, Law Firm of Zuzolo, Zuzolo & Zuzolo	Lawrence Safarek Vice President and Treasurer of First Niles Financial, Inc. and Home Federal Savings and Loan Association of Niles

INDEPENDENT AUDITORS	SPECIAL COUNSEL

Anness, Gerlach & Williams, a Professional Corporation Certified Public Accountants 1275 Boardman-Canfield Road Youngstown, Ohio 44513	Silver, Freedman & Taff, L.L.P. 1100 New York Avenue, N.W. Seventh Floor, East Tower Washington, D.C. 20005

END