Form 10KSB, Exhibit 13
period 2001-12-31
FIRST NILES FINANCIAL INC
filed 2002-03-29
CIK 1065823

2001 ANNUAL REPORT

[LOGO]

FIRST NILES FINANCIAL, INC.
Niles, Ohio

Next Page

Next Page

[FIRST NILES FINANCIAL, INC. LETTERHEAD]

March 15, 2002

To Our Stockholders:

               As always, it is a pleasure to present the Annual Report to Stockholders of First Niles Financial, Inc. This past year has been one of significant events and related challenges to the nation, its financial industry and our Company. For the first time in more than a decade the United States has found itself in the midst of an economic recession. Interest rates have fallen dramatically throughout the marketplace; in some instances hitting historical lows. Exacerbating the economic decline and undoubtedly, the event with the most specific significance during the past year, both economically and otherwise, was the terrorist attacks of September 11th. But as always, the United States will emerge from the current downturn, it always has and always will. Such resiliency is inherent to the largest and most diverse economy in the world.

               Besides dealing with the events that influence and effect the economy and financial industry, providing value to our stockholders was the continued focus of our attention during 2001. During the past year we paid dividends on our common stock of $0.46 per share, an increase of 12.2% from the $0.41 per share paid in 2000. During the second quarter of 2001 we announced a program to repurchase up to 78,887 shares, or 5.0% of our outstanding shares in the open market. This repurchase program is still in progress. Combined with shares from a previously announced repurchase program, we repurchased 105,681 of our shares during 2001. Our company's strong financial condition provides flexibility concerning the management of our capital, while still leaving ample capital for future growth, including new product implementations. At December 31, 2001, total stockholders' equity totaled approximately $18.0 million, or 18.7% of total assets.

               During the past year, our total assets increased by $18.6 million. This growth was fueled by the greater use of wholesale funds, reinvested at favorable interest rate spreads and an aggressive deposit pricing policy designed towards the long term retention of new deposit customers. This past year we also introduced a home equity line of credit, designed to provide our customers more flexibility and greater convenience. We believe that this home equity line of credit is as, if not more, competitive than any similar product offered in our marketplace.

               As always, your Board, management and employees are committed to building stockholder value, while continuing the commitment to serve our customers and community in the best way possible. We are dedicated to making your investment in First Niles a rewarding one. Thank you for your past support and continued faith in our future.

Sincerely,

WILLIAM L. STEPHENS Chairman of the Board, President and Chief Executive Officer

Next Page

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	December 31,
	2001	2000	1999
Selected Financial Condition Data:	(In thousands)

Total assets	$96,107	$77,554	$80,418
Loans receivable, net	39,508	35,740	36,863
Securities - held to maturity	8,866	13,901	17,255
Securities - available for sale and FHLB stock	40,085	23,043	16,855
Deposits	57,061	52,194	54,545
Total borrowings	19,500	5,000	6,000
Shareholders' equity	17,966	18,758	18,510

	Years Ended December 31,
	2001	2000	1999
	(In thousands, except share amounts)
Selected Operations Data:
Total interest income	$5,915	$5,372	$5,425
Total interest expense	2,893	2,186	1,999
Net interest income	3,022	3,186	3,426
Provision for loan losses	120	30	65
Net interest income after provision for loan losses	2,902	3,156	3,361
Fees and service charges	32	32	26
Gain on sales of investment securities	277	8	116
Other non-interest income	6	16	6
Total non-interest income	315	56	148
Total non-interest expense	2,081	2,118	2,086
Income before taxes and extraordinary item	1,136	1,094	1,423
Income tax provision	315	287	411
Net income	$ 821	$ 807	$1,012

Earnings per share - basic and diluted	$0.57	$0.54	$0.63

Next Page

	Years Ended December 31,
	2001	2000	1999
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to
average total assets)	0.91%	1.09%	1.19%
Return on equity (ratio of net income to
average equity)	4.45	4.47	3.60
Interest rate spread:
Average during year	2.55	3.41	2.85
End of year	2.60	2.73	2.61
Net interest margin (net interest income divided
by average interest-earning assets)	3.41	4.39	4.10
Ratio of operating expense to average total assets	2.25	2.75	2.40
Ratio of average interest-earning assets to average
interest-bearing liabilities	1.26	1.32	1.53

Quality Ratios:
Non-performing assets to total assets at end of year	1.50%	1.00%	1.03%
Non-performing loans to loans receivable, net,
end of year	3.55	2.17	2.24
Allowance for loan losses to non-performing loans,
end of year	48.15	76.49	66.46
Allowance for loan losses to loans receivable, net,
end of year	1.71	1.66	1.49

Capital Ratios:
Equity to total assets at end of year	18.69%	24.19%	23.02%(1)
Average equity to average assets	20.48	24.30	33.08

Other Data:
Book value per common share outstanding	$11.85	$11.57	$10.70(1)
Dividends declared per share	$ 0.46	$ 0.41	$ 0.37(2)
Dividend payout ratio(3)	80.70%	75.93%	58.73%(2)
Number of full-service offices	1	1	1

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

Next Page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

               On October 26, 1998, Home Federal Savings and Loan Association of Niles converted from the mutual to stock form of ownership, and First Niles Financial acquired 100% of the stock of Home Federal. First Niles has no significant operations outside those of Home Federal. All references to First Niles prior to October 26, 1998, except where otherwise indicated, are to Home Federal. References in this Annual Report to "we", "us", and "our" refer to First Niles and/or Home Federal as the context requires.

               Home Federal was established in Niles, Ohio in 1897. We are a community-oriented financial institution serving primarily the Niles, Ohio area through our main office located in Niles. We provide financial services to individuals, families and small businesses. Our principal business consists of attracting retail deposits from the general public and investing those funds in permanent and construction loans secured by first mortgages on one- to four-family residences. We also originate permanent and construction loans secured by first mortgages on commercial and multi-family real estate. To a much lesser extent, we originate consumer and commercial business loans. Competition from other financial institutions has, however, limited the volume of loans we have been able to originate and place in our portfolio. As a result, our excess funds are invested in short-term, lower-yielding investment and mortgage-backed and related securities. Additionally, we borrow funds from the FHLB and reinvest the proceeds in investment securities at favorable interest rate spreads.

               The level of financial competition in our market area is strong and dominated by commercial banks, with financial institutions of varying sizes and characteristics. In addition, Home Federal operates a single office in the city of Niles, which is projected to experience a continuing decrease in population and no meaningful increase in households over the next several years. Niles and Trumbull County have per capita income and median household income lower than Ohio and the United States and in December 2001, Trumbull County had an unemployment rate higher than Ohio, but lower than the United States. These economic conditions and strong competition have resulted in reduced loan demand which, in turn, has resulted in a high concentration of investment securities and mortgage-backed and related securities in our portfolio compared to typical savings institutions. In the event current economic and market conditions persist or worsen, and loan demand remains weak, we can not give any assurances that we will be able to maintain or increase our mortgage loan portfolio, which could adversely affect our operations and financial results.

               To stay competitive, during 2001, we introduced a home equity line of credit and implemented an aggressive pricing policy on new deposits aimed at long-term deposit retention. Additionally, we also increased our use of wholesale borrowings in order to increase our investment securities portfolio. These borrowings were only obtained when favorable interest rate spreads on the investment securities could be obtained.

Financial Condition

               Assets totaled $96.1 million at December 31, 2001, an increase of $18.6 million, or 23.9%, from total assets of $77.6 million at December 31, 2000. Cash and cash equivalents increased $2.4 million, total securities increased $11.4 million and net loans receivable increased $3.8 million during 2001. These increases are generally reflected on the liability side of the balance sheet by a $4.9 million increase in total deposits and a $14.5 million increase in FHLB advances.

Next Page

               The loan portfolio increased $3.8 million, or 10.5%, to $39.5 million at December 31, 2001, as compared to $35.7 million at December 31, 2000. During the year, real estate loans increased by $4.3 million. Specifically, loans secured by residential properties increased $640,000 and loans for construction or development increased $2.3 million. These increases were partially offset by a $286,000 decrease in commercial real estate loans. Home equity lines of credit, which were introduced during 2001, ended the year with a balance of $1.6 million. Consumer and other loans decreased $500,000 during the year ended December 31, 2001.

               Deposits totaled $57.1 million at December 31, 2001, compared to $52.2 million at December 31, 2000, representing a 9.3% increase. During the year ended December 31, 2001, certificates of deposit increased $3.6 million. Passbook, statement savings accounts, NOW accounts and money market deposit accounts increased by a collective $1.3 million. The overall increase in deposits was primarily attributable to an aggressive pricing policy by management and weakness in the equity sector of the financial markets.

               Accounts payable and other liabilities were $1.2 million at December 31, 2001, essentially unchanged from December 31, 2000. FHLB advances increased to $19.5 million at December 31, 2000 from $5.0 million at December 31, 2000. These advances were comprised of 11 different contracts, all with initial fixed rates, followed by variable rate conversion options, exercisable by the FHLB. The FHLB advances mature beginning in December 2010 through August 2011. However, upon conversion to variable rate contracts, and quarterly thereafter, the advances can be prepaid without penalty. The advances from the FHLB were used to purchase investment securities at a favorable interest rate spread.

               Total equity at December 31, 2001 was $18.0 million, or 18.7% of total assets. This compares to total equity of $18.8 million, or 24.2% of total assets at December 31, 2000. A total of $1.3 million in shares repurchased and a $92,000 decrease in net unrealized gains on securities available for sale, partially offset by a $381,000 increase in shares acquired by stock benefit plans, and a $221,000 increase in retained earnings and paid in capital, comprise the decrease in total shareholders' equity.

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

               Net Income. We recorded net income of $821,000 for the year ended December 31, 2001, an increase of $14,000 or 1.7% from the $807,000 recorded for the year ended December 31, 2000. The increase in  net income was primarily due to a $259,000 increase in noninterest income, and a $37,000 decrease in noninterest expense, which was offset, in part, by a $164,000 decrease in net interest income, a $90,000 increase in the provision for loan losses, and a $28,000 increase in the provision for income taxes.

Next Page

               Our return on average assets was 0.91% for the year ended 2001, compared to 1.09% for the year ended 2000. Return on average equity was 4.45% for 2001, compared to 4.47% for 2000. Average equity to average assets was 20.48% for the year ended 2001, compared to 24.30% for the year ended 2000, reflecting the 23.9% increase in assets that occurred year to year. During 2001 we paid aggregate, regular quarterly dividends on common stock totaling $649,000, or $0.46 per share. During 2000 we paid $607,000 in aggregate dividends on common stock, or $0.41 per share.

               Net Interest Income. Net interest income decreased $164,000, or 5.1%, from $3.2 million last year to $3.0 million for the year ended December 31, 2001. Total interest income increased $543,000, or 10.1% during 2001 as compared to the year prior. Average earning assets increased from $72.6 million in 2000 to $88.5 during 2001, an increase of $15.9 million, or 22.0%. Most of this increase was comprised of investment securities. The average balance of investment securities increased $13.9 million from year-end 2000 to year-end 2001. The increase in investment securities was primarily funded by a $14.5 million increase in FHLB Advances. Despite the increase in average assets, net interest income experienced a decline, primarily because of a 72 basis point decrease in the yield on interest-earning assets from 7.40% in 2000 to 6.68% in 2001. The decline in asset yield was primarily related to a strong decline in market interest rates during 2001. Declining market interest rates resulted in lower interest rates on originations of fixed rate loans and adjustable rate loans repricing at lower interest rates. Adjustable rate loans comprised approximately 47.4% of our gross loan portfolio at December 31, 2001. From year-end 2000 to year-end 2001 the prime rate dropped 475 basis points, from 9.50% to 4.75% and the federal funds rate dropped 492 basis points, from 6.44% to 1.52%.

               Total interest expense increased $707,000, or 32.3%, from $2.2 million last year to $2.9 million for the year ended December 31, 2001. A significant increase in FHLB Advances, and a moderate increase in deposits were the primary reasons for the increase in interest expense. Overall, despite a falling interest rate environment, our cost of funds increased 14 basis points from 3.99% during 2000 to 4.13% during 2001. This increase was primarily attributable to a greater use of FHLB Advances. At December 31, 2001 the weighted average interest rate of these FHLB advances was 4.58%. Additionally, our cost of deposits also increased slightly from 3.93% during 2000 to 3.99% during 2001. The increase in the cost of deposits was primarily due to a shifting of funds by customers from lower yielding passbook and transaction accounts to higher yielding certificates of deposit and an aggressive deposit pricing policy implemented by management. The primary purpose of this pricing strategy was to increase market share at a time of low interest rates. The ultimate goal is the long-term retention of these new deposits, which is designed to enhance profitability over a long-term time horizon. The average rate paid on our certificate of deposit accounts, our largest category of deposit accounts, declined from a 5.29% average rate for the year ended December 31, 2000 to 5.24% for the year ended December 31, 2001.

               Our net interest spread during 2001 was 2.55%, an 86 basis point decrease from 3.41% during 2000. Net interest margin decreased to 3.41% during 2001 from 4.39% in 2000, a decrease of 98 basis points. Our net interest spread and net interest margin in 2000 were positively impacted by the payoff of a large nonaccrual loan. This payoff contributed approximately $305,000 to our net interest income during 2000 and approximately 42 basis points to our net interest spread and net interest margin.

               See the tables below captioned "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis of Net Interest Income" for more detailed information regarding our net interest income.

Next Page

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
	Year Ended December 31,
	2001			2000
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)
Interest-Earning Assets:
Loans receivable(1)	$37,386	$2,853	7.60%	$37,171	$3,231	8.69%
Mortgage-backed and related securities	11,958	735	6.15	14,562	893	6.13
Investment securities	33,618	2,078	6.18	17,135	1,005	5.87
FHLB stock	797	53	6.65	350	26	7.43
Interest-bearing deposits	4,746	196	4.13	3,353	217	6.47
Total interest-earning assets(1)	88,505	5,915	6.68	72,571	5,372	7.54
Noninterest earnings assets	2,285			2,300
Allowance for Loan Losses	(645)			(574)
Total Assets	$90,145			$74,297

Interest-Bearing Liabilities:
Savings deposits	$21,217	529	2.49%	$23,321	586	2.51%
Demand and NOW deposits	3,479	85	2.44	3,123	78	2.50
Certificate accounts	29,563	1,549	5.24	27,471	1,454	5.29
Borrowings	15,758	730	4.63	923	68	7.37
Total interest-bearing liabilities	70,017	2,893	4.13	54,838	2,186	3.99
Noninterest-bearing liabilities	1,665			1,401
Total Liabilities	71,682			56,239
Equity	18,463			18,058
Total Liabilities & Equity	$90,145			$74,297

Net interest income		$3,022			$3,186
Net interest rate spread			2.55%			3.41%
Net earning assets	$18,488			$17,733
Net yield on average interest-earning assets			3.41%			4.39%
Average interest-earning assets to average interest-bearing liabilities		1.26x			1.32x
_________________
(1) Calculated net of deferred loan fees, loan discounts and loans in process. Includes non-accrual loans.

Next Page

Rate/Volume Analysis of Net Interest Income

               The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume/ multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31, 2001 vs. 2000
	Increase/(Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable	$ 19	$(397)	$ (378)
Mortgage-backed and related securities	(149)	(9)	(158)
Investment securities	1,011	62	1,073
Interest-bearing deposits and other	(134)	140	6
Total interest-earning assets	747	(204)	543

Interest-bearing liabilities:
Savings deposits	(52)	(5)	(57)
Demand and NOW deposits	9	(2)	7
Borrowings	678	(16)	662
Certificate accounts	109	(14)	95

Total interest-bearing liabilities	744	(37)	707

Net interest income	$ 3	$(167)	$(164)

               Provision for Loan Losses. The net provision for loan losses was $120,000 for the year ended December 31, 2001 compared to $30,000 for the year ended December 31, 2000. The increase in the provision for loan losses of $90,000 from year to year was primarily related to a general decrease in the asset quality of the loan portfolio during 2001. Our level of nonperforming loans, consisting of nonaccruing loans and loans delinquent more than 90 days, increased by $630,000 to $1.4 million at December 31, 2001 from $774,000 at December 31, 2000. Most of this increase was attributable to one loan secured by a commercial property that had a balance of $461,000 at December 31, 2001. Our nonperforming loans totaled 3.6% of net loans receivable at December 31, 2001, compared to 2.2% of net loans receivable at December 31, 2000. Our allowance for loan losses was $676,000 at December 31, 2001, representing 48.1% of non-performing loans and 1.7% of net loans receivable. At December 31, 2000 the allowance for loan losses was $592,000, representing 76.5% of non-performing loans and 1.7% of net loans receivable. At December 31, 2001 we had $53,000 in real estate owned, which was comprised of two residential properties. We did not have any real estate owned or other non-performing assets on our books at December 31, 2000.

Next Page

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

               Non-interest Income. Non-interest income increased $259,000 to $315,000 for the year ended December 31, 2001, compared to $56,000 the prior year. Service fee and other income totaled $38,000 in 2001, as compared to $48,000 in 2001. Gain on sale of investments was the primary contributor to non-interest income in 2001, contributing $277,000 to the total. During 2000, gain on sale of investments was only $8,000.

               Non-interest Expense. Non-interest expense decreased $37,000, or 1.7%, for the year ended December 31, 2001 as compared to the same period in 2000. Franchise taxes decreased $68,000 in 2001 as compared to 2000 because of lower capital levels at the subsidiary. Equity in loss of limited partnership declined $22,000 in 2001 as compared to 2000. Legal and audit fees decreased $20,000 on a year to year basis. The decreases were partially offset by increases in other areas of non-interest expense, most notably, compensation and benefits. This item, our largest category of non-interest expense, increased $62,000, or 4.9%, in 2001 as compared to 2000. This increase was due to normal cost-of-living salary adjustments and higher staffing levels.

               Federal Income Taxes. The provision for federal income taxes totaled $315,000 for the year ended December 31, 2001, an increase of $28,000, or 9.7% from the $287,000 provision for 2000. The increase in the provision for federal income taxes was primarily due to pre-tax income being $42,000 higher in 2001 than in 2000. Additionally, the effective tax rate increased to 27.7% for 2001 as compared to 26.2% for 2000. The above effective tax rates differ from the statutory rate of 34% primarily due to our ownership interest in a low income housing tax credit program. The tax credits from this program are expected to last through 2006.

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

               Our operations are also affected by our level of income and expenses. Non-interest income includes service charges and fees and gain on sale of investments. Non-interest expenses primarily include compensation and

Next Page

benefits, occupancy and equipment expenses, state franchise taxes, deposit insurance premiums and data processing expenses. Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation and monetary and fiscal policy.

               In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Home Federal's interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams, interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

               An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more rapidly or to a greater extent than our liabilities, then the market value of our portfolio equity and our net interest income would tend to increase during periods of rising interest rates and decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, then the market value of our portfolio equity and our net interest income would tend to decrease during periods of rising interest rates and increase during periods of falling interest rates. Our policy has been to address the interest rate risk inherent in our business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates. We believe that our liquidity position and capital levels, which are well in excess of regulatory requirements, assist us in reasonably limiting the effects of our interest rate risk exposure.

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

               To manage the interest rate risk, we attempt to originate adjustable-rate loans; however, due to the low interest rate environment over the past several years, customer demand for fixed-rate loans has been strong. At December 31, 2001, adjustable-rate mortgage loans totaled $18.6 million or 46.3% of our total gross loan portfolio. We also maintain a large portfolio of liquid assets which includes investment securities. Maintaining liquid assets, however, tends to reduce potential net income because liquid assets usually provide a lower yield than other interest-earning assets. Despite these strategies we are still more vulnerable to increases in interest rates than to decreases in interest rates given current market interest rate levels, as illustrated in the table on the following page.

               In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision adopted a rule incorporating an interest rate risk component into the risk-based capital rules. This procedure for measuring interest rate risk was developed by the Office of Thrift Supervision to replace the "gap" analysis, which is the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points.

               The following table sets forth the change in Home Federal's net portfolio value at December 31, 2001, based on Office of Thrift Supervision models, and to a lesser extent, internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

Next Page

	December 31, 2001
	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Total Asset
Change in Rate	Amount	Change	% Change	NPV Ratio	BP Change
(Dollars in thousands)

+300	$ 8,149	$(8,296)	(50.4)%	9.46%	(769)
+200	13,681	(4,763)	(29.0)	12.97	(418)
+100	15,139	(1,306)	(7.0)	16.10	(105)
---	16,445	---	---	17.15	---
-100	17,170	726	4.4	17.63	48
-200	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)
-300	n/m(1)	n/m(1)	n/m(1)	n/m(1)	n/m(1)
_________________
(1)    Not meaningful because some market rates would compute to a rate less than 0.

               In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of net portfolio value at each basis point increment. The third and fourth columns present Home Federal's projected position in dollar change and percentage change in net portfolio value at each basis point increment. The remaining columns present Home Federal's percentage change and basis point change in its net portfolio value as a percentage of portfolio value of total assets. At December 31, 2001, the Association was within interest rate risk policy limits established by its board of directors.

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

Liquidity and Commitments

               Home Federal's primary sources of funds are deposits, repayments and prepayments of loans and securities and interest income. Although maturity and scheduled amortization of loans and securities are relatively predictable sources of funds, deposit flows and prepayments on loans and securities are influenced significantly by general interest rates, economic conditions and competition. Historically, we have been able to generate sufficient cash through our deposits and have only utilized borrowings to a limited degree. The increase in borrowings during the past year resulted from an opportunity to reinvest the proceeds at favorable interest rate spreads and was not related to liquidity needs.

               Liquidity management is an ongoing and long-term function of our asset/liability management strategy. Excess funds generally are invested in interest-bearing overnight deposits at other financial institutions and in short-term investment securities. If we require funds beyond our ability to generate deposits, additional sources of funds are available. Our most liquid assets are cash and cash equivalents. At December 31, 2001, cash and cash

Next Page

equivalents totaled $6.2 million compared to $3.8 million at December 31, 2000. We monitor and review liquidity regularly and maintain a $2.0 million line of credit with a commercial bank which can be accessed immediately. Additionally, we have the ability to borrow funds from the FHLB of Cincinnati. However, at December 31, 2001, due to existing outstanding advances, we had no unused borrowing capacity from the FHLB of Cincinnati.

               At December 31, 2001, we did not have any loan origination commitments outstanding. At the same date, the unadvanced portion of construction and other loans was $1.7 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2001, totaled $26.6 million. We did not have any investment or mortgage-related securities scheduled to mature in one year or less at December 31, 2001. Based on historical experience, we believe that a significant portion of maturing deposits will remain with us. We believe, based on our current balance sheet structure and our ability to acquire funds from various sources, that our liquidity is adequate.

Capital

              Total equity was $18.0 million at December 31, 2001, or 18.7% of total assets on that date. Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. As of December 31, 2001, Home Federal exceeded all capital requirements of the Office of Thrift Supervision. Our regulatory capital ratios at December 31, 2001 were as follows: Tier I (leverage) capital, 14.5%; Tier I risk-based capital, 31.6%; and Total risk-based capital, 35.0%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0%, and 10.0%, respectively.

Recent Accounting Pronouncements

               In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before July 1, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations initiated after June 30, 2001, as required, without effect on the Company's financial position or results of operations.

               In June 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of goodwill's carrying value over its implied fair value. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

               SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company does not have any goodwill as an asset at December 31, 2001 and, accordingly, management does not believe that the adoption of SFAS No. 142 will have an impact on the Company's financial condition and results of operations.

Next Page

               In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity should recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flow to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective January 1, 2002, as required, without material effect on the Company's financial condition or results of operations.

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

Next Page

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

Next Page

[LETTERHEAD OF ANNESS, GERLACH & WILLIAMS]

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Niles Financial, Inc.
Niles, Ohio

               We have audited the consolidated statements of financial condition of First Niles Financial, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

               In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Niles Financial, Inc. and subsidiary as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ ANNESS, GERLACH & WILLIAMS

Youngstown, Ohio
January 25, 2002

Next Page

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
(In thousands, except share data)

	December 31,
	2001	2000
ASSETS
Cash and cash equivalents:
Noninterest bearing	$ 1,167	$ 969
Interest bearing	5,080	2,864
TOTAL CASH AND CASH EQUIVALENTS	6,247	3,833
Securities:
Available-for-sale - at market	39,080	22,677
Held-to-maturity - at cost	8,866	13,901
Loans receivable	39,508	35,740
Accrued interest receivable	735	343
Federal Home Loan Bank stock, at cost	1,005	366
Real estate investment - limited partnership, at equity	208	263
Prepaid expenses and other assets	108	30
Prepaid federal income taxes	2	60
Premises and equipment, at cost less accumulated depreciation	348	341

TOTAL ASSETS	$96,107	$77,554
LIABILITIES
Deposits	$57,061	$52,194
Accrued interest payable	173	120
Accounts payable and other liabilities	1,240	1,236
Federal Home Loan Bank advances	19,500	5,000
Deferred federal income tax liability	167	246
TOTAL LIABILITIES	78,141	58,796

STOCKHOLDERS' EQUITY
Stockholders' equity:
Preferred stock, $.01 par value, authorized 500,000 shares, none outstanding	-	-
Common stock, $.01 par value, authorized 6,000,000 shares; issued 1,754,411 shares	18	18
Additional paid-in capital	6,797	6,748
Retained earnings	13,506	13,334
Accumulated other comprehensive income:
Net unrealized gains on securities available for sale, net of related tax
effects of $689 in 2001 and $736 in 2000	1,337	1,429
Common stock purchased by the Employee Stock Ownership Plan	(935)	(1,052)
Unearned compensation	-	(264)
Treasury stock - 238,343 shares in 2001 and 132,663 shares in 2000 at cost	(2,757)	(1,455)
TOTAL STOCKHOLDERS' EQUITY	17,966	18,758

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$96,107	$77,554

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Next Page

CONSOLIDATED STATEMENTS OF INCOME
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
(In thousands, except share data)

	Year Ended December 31,
	2001	2000
Interest income:
Loans receivable:
First mortgage loans	$ 2,716	$ 3,118
Consumer and other loans	137	113
Mortgage-backed and related securities	735	893
Investments	2,131	1,031
Interest-bearing deposits	196	217
TOTAL INTEREST INCOME	5,915	5,372
Interest expense:
Deposits	2,163	2,118
Borrowings	730	68
TOTAL INTEREST EXPENSE	2,893	2,186

NET INTEREST INCOME	3,022	3,186

Provision for loan losses	120	30
NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	2,902	3,156

Noninterest income:
Gain on sale of securities	277	8
Service fees and other	38	48
TOTAL NONINTEREST INCOME	315	56
Noninterest expense:
Equity in loss of limited partnership	55	77
General and administrative:
Compensation and benefits	1,333	1,271
Occupancy and equipment	81	83
Federal deposit insurance premiums	10	11
State franchise taxes	236	304
Other operating expense	366	372
TOTAL NONINTEREST EXPENSE	2,081	2,118

INCOME BEFORE INCOME TAXES	1,136	1,094

Federal income taxes	315	287

NET INCOME	$ 821	$ 807

EARNINGS PER SHARE - BASIC AND DILUTED	$ 0.57	$ 0.54

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Next Page

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
For the years ended December 31, 2001 and 2000
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gains on Securities Available for Sale	Common Stock Purchased by the Employee Stock Ownership Plan	Unearned Compensation	Treasury Stock	Total

Balance, January 1, 2000	$ 18	$ 6,708	$ 13,134	$ 656	$ (1,159)	$ (528)	$ (319)	$ 18,510

Comprehensive income:
Net income	-	-	807	-	-	-	-	807
Other comprehensive
income, net of tax:
Change in unrealized
gains on securities
of $788, net of
reclassification
adjustment for gains
included in net
income of $5	-	-	-	773	-	-	-	773
Total comprehensive income	-	-	807	773	-	-	-	1,580

Cash dividends - $.41 per share	-	-	(607)	-	-	-	-	(607)
ESOP shares allocated to
employees	-	40	-	-	107	-	-	147
Purchase of shares for treasury	-	-	-	-	-	-	(1,136)	(1,136)
Shares issued for recognition
and retention plan	-	-	-	-	-	264	-	264
BALANCE
DECEMBER 31, 2000	18	6,748	13,334	1,429	(1,052)	(264)	(1,455)	18,758
Comprehensive income:
Net income	-	-	821	-	-	-	-	821
Other comprehensive
income, net of tax:
Change in unrealized
gains on securities of
$(275), net of
reclassification
adjustment for gains
included in net
income of $183	-	-	-	(92)	-	-	-	(92)
Total comprehensive income	-	-	821	(92)	-	-	-	729

Cash dividends - $.46 per share	-	-	(649)	-	-	-	-	(649)
ESOP shares allocated to
employees	-	49	-	-	117	-	-	166
Purchase of shares for treasury	-	-	-	-	-	-	(1,302)	(1,302)
Shares issued for recognition
and retention plan	-	-	-	-	-	264	-	264
BALANCE
DECEMBER 31, 2001	$ 18	$ 6,797	$ 13,506	$ 1,337	$ (935)	$ -	$(2,757)	$ 17,966

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Next Page

CONSOLIDATED STATEMENTS OF CASH FLOWS
FIRST NILES FINANCIAL, INC. AND SUBSIDIARY
(In thousands)

	Year Ended December 31,
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 821	$ 807
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(32)	19
Depreciation	30	39
Amortization of deferred loan fees and costs	(24)	(3)
Amortization of discounts and premiums on investments and
mortgage-backed and related securities, net	(22)	(30)
Recognition and Retention Plan shares	264	264
Gain on sale of securities	(277)	(8)
ESOP shares allocated	166	147
Equity in loss of limited partnership	55	77
Provision for loan losses	120	30
Federal Home Loan Bank stock dividends	(53)	(26)
	1,048	1,316

(Increase) decrease in accrued interest receivable and prepaid expenses and other assets	(410)	307
Increase (decrease) in accrued interest, accounts payable and other liabilities	57	(8)
NET CASH PROVIDED BY OPERATING ACTIVITIES	695	1,615

CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available-for-sale securities:
Sales	8,576	4,876
Maturities, prepayments and calls	13,193	-
Purchases	(36,973)	(9,860)
Activity in held-to-maturity securities:
Maturities, prepayments and calls	3,994	3,385
Purchase of Federal Home Loan Bank stock	(586)	-
(Increase) decrease in interest-bearing deposits with banks	(2,216)	3,474
(Increase) decrease in loans	(3,864)	1,097
Additions to premises and equipment	(37)	(135)
NET CASH PROVIDED BY
(USED IN) INVESTING ACTIVITIES	(17,913)	2,837

CASH FLOWS FROM FINANCING ACTIVITIES
Purchases of treasury stock	(1,302)	(1,136)
Dividends paid	(649)	(607)
Increase (decrease) in savings accounts	1,238	(3,855)
Increase in certificates of deposit	3,629	1,505
Proceeds of Federal Home Loan Bank advances	14,500	5,000
Repayment of note payable	-	(6,000)
NET CASH PROVIDED BY
(USED IN) FINANCING ACTIVITIES	17,416	(5,093)

NET INCREASE (DECREASE) IN CASH	198	(641)
CASH AT BEGINNING OF YEAR	969	1,610

CASH AT END OF YEAR	$1,167	$ 969
Cash paid during the period for:
Interest	$2,840	$2,195
Income taxes	$ 289	$ 125

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               First Niles Financial, Inc. (the "Company") is a savings and loan holding company whose activities are primarily limited to holding the stock of the Home Federal Savings and Loan Association of Niles (the "Association"). The Association conducts a general banking business in Niles, Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

               The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

               The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

Principles of Consolidation:

               The consolidated financial statements include the accounts of the Company and the Association. All significant intercompany balances and transactions have been eliminated in consolidation.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities and Mortgage-Backed and Related Securities:

               The Company accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading or available-for-sale. Securities classified as held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discount using methods that approximate the interest method over the remaining period to contractual maturity, adjusted for anticipated pre-payments, only if the Association has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or equity, respectively. At December 31, 2001 and 2000, the Company's equity accounts reflected net unrealized gains of $1.3 million and $1.4 million, respectively, on securities designated as available for sale. Realized gains or losses on sales of securities are recognized using the specific identification method.

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

December 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Losses on Loans:

               It is the Association's policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful the Association records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

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

               Loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. The Association evaluates each impaired loan as to its circumstances to determine if interest recognition is appropriate when payments are received.

               At December 31, 2001, the Association identified four loans with a carrying value of $647,000 as impaired due to uncertain conditions and delinquent payments. Accrual of interest on these loans has been suspended. Contractual interest not recognized for 2001 was $45,000. The portion of the allowance for loan loss relating to these loans is $157,000. The average recorded investment in these loans for 2001 was $546,000.

               At December 31, 2000, the Association identified three loans with a carrying value of $270,000 as impaired due to delinquent payments. Accrual of interest on these loans has been suspended. Contractual interest not recognized for 2000 was $9,000. The portion of the allowance for loan loss relating to these loans is $40,000.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

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

December 31, 2001 and 2000

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

               A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis for 2001 and 2000 is as follows:

	2001	2000
Basic weighted-average shares	1,430,473	1,501,955
Diluted weighted-average shares	1,430,473	1,501,955

               Options to purchase 157,896 shares of common stock at an exercise price of $12.53 were outstanding at December 31, 2001 and 2000, but were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

Recent Accounting Pronouncements:

               In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before July 1, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations initiated after June 30, 2001, as required, without effect on the Company's financial position or results of operations.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

               In June 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of goodwill's carrying value over its implied fair value. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

               SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company does not have any goodwill as an asset at December 31, 2001 and, accordingly, management does not believe that the adoption of SFAS No. 142 will have an impact on the Company's financial condition and results of operations.

               In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity should recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flow to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective January 1, 2002, as required, without material effect on the Company's financial condition or results of operations.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE B - INVESTMENT SECURITIES

Available-for-Sale:

               The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for available-for-sale securities are summarized as follows:

	December 31, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
FHLMC common stock	$ 30	$1,997	$ -	$2,027
Asset management funds:
Income Trust	5,168	-	45	5,123
Federal National Mortgage Association:
Participation certificate	995	-	19	976
Federal Home Loan Mortgage Corporation:
Participation certificate	944	8	-	952
Collateralized mortgage obligation	927	-	35	892
U.S. Agencies - callable:
Due after five to ten years	9,000	140	-	9,140
Due after ten years	19,975	194	214	19,955
Other	15	-	-	15

TOTALS	$37,054	$2,339	$313	$39,080

	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
FHLMC common stock	$ 34	$2,377	$ -	$ 2,411
Asset management funds:
Income Trust	5,668	-	142	5,526
GNMA Trust	5,795	-	60	5,735
U.S. Agencies - callable:
Due after one year to five years	1,000	-	-	1,000
Due after five to ten years	8,000	-	10	7,990
Other	15	-	-	15

TOTALS	$20,512	$2,377	$212	$22,677

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE B - INVESTMENT SECURITIES (CONTINUED)

Held-to-Maturity:

               The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for securities held-to-maturity are summarized as follows:

	December 31, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Mortgage-backed and related securities:
Federal National Mortgage Association
collateralized mortgage obligations	$5,501	$101	$ -	$5,602
Federal Home Loan Mortgage Corporation:
Participation certificates	5	-	3	2
Collateralized mortgage obligations	3,360	51	4	3,407

TOTALS	$8,866	$152	$7	$9,011

	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Mortgage-backed and related securities:
Government National Mortgage Association
participation certificates	$ 2	$ -	$ -	$ 2
Federal National Mortgage Association
collateralized mortgage obligations	8,107	15	74	8,048
Federal Home Loan Mortgage Corporation:
Participation certificates	16	2	3	15
Collateralized mortgage obligations	4,776	2	77	4,701
Federal Home Loan Bank bond - due
March 2001	1,000	-	2	998

TOTALS	$13,901	$19	$156	$13,764

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE B - INVESTMENT SECURITIES (CONTINUED)

               During 2001, the Association sold available-for-sale securities for total proceeds of $8.6 million resulting in a gross realized gain of $282,000 and gross realized losses of $5,000. During 2000, the Association sold available-for-sale securities for total proceeds of $4.9 million resulting in gross realized gains of $182,000 and gross realized losses of $174,000.

NOTE C - LOANS RECEIVABLE

               The composition of the loan portfolio is as follows:

	December 31
	2001	2000
	(In thousands)
Real estate mortgage (primarily one-to-four
family residential)	$27,919	$27,279
Construction and development	3,713	1,440
Commercial real estate	6,016	6,302
Consumer and other	716	1,216
Home equity lines of credit	1,641	-
Loans on deposits	179	95
	40,184	36,332
Less allowance for loan losses	676	592

TOTALS	$39,508	$35,740

               In the ordinary course of business, the Association has granted loans to some of its officers, directors and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than a normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1.3 million and $1.2 million at December 31, 2001 and 2000, respectively. During the year ended December 31, 2001, loans of $347,000 were made to officers, directors and their related interests, while principal repayments of approximately $243,000 and $52,000 were received from related parties during 2001 and 2000, respectively.

               The Association's lending efforts have historically focused on one-to-four family residential real estate loans and construction loans, which comprised approximately $27.8 million, or 69%, of the total loan portfolio at December 31, 2001, and $27.3 million, or 75% of the total portfolio at December 31, 2000. Historically, such loans have been conservatively underwritten with cash down payments sufficient to provide the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE C - LOANS RECEIVABLE (CONTINUED)

               The activity in the allowance for loan losses is summarized as follows:

	December 31
	2001	2000
	(In thousands)

Balance at beginning of year	$592	$549
Provision reflected in operations	120	30
Less loans charged off	(37)	-
Recovery	1	13

Balance at end of year	$676	$592

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

               Condensed financial information extracted from preliminary accounting information for year 2001 and audited information for year 2000 for the entire partnership is summarized as of and for the years ended December 31, 2001 and 2000 as follows:

	2001	2000
	(In thousands)
Balance Sheet:
Investment in real estate	$4,344	$4,549
Total assets	4,412	4,672
Mortgage payable	2,802	2,827
Partners' equity	937	1,273

Operations:
Rental income	526	599
Net loss	325	237

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE E - PREMISES AND EQUIPMENT

               Premises and equipment are summarized as follows:

	December 31
	2001	2000
	(In thousands)

Land	$ 32	$ 32
Building and building improvements	508	493
Furniture, equipment and vehicles	380	374
	920	899
Less accumulated depreciation	572	558
TOTALS	$348	$341

NOTE F - DEPOSITS

               Substantially all deposits are interest bearing. The type of deposit accounts are summarized as follows:

	December 31
	2001	2000
	(In thousands)

Savings and transaction accounts	$25,499	$24,261
Certificates of deposit	31,562	27,933

TOTALS	$57,061	$52,194

               Deposits in excess of $100,000 are not federally insured. At December 31, 2001 and 2000, the aggregate amount of individual deposits in excess of $100,000 was $10.8 million and $7.8 million, respectively.

               Scheduled maturities of certificates of deposit are as follows:

	December 31
	2001	2000
	(In thousands)

Within one year	$26,648	$23,618
One to two years	4,044	3,090
Two to three years	870	1,225

TOTALS	$31,562	$27,933

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE G - FEDERAL INCOME TAXES

	Year Ended December 31
	2001	2000
	(In thousands)
Income tax expense is summarized as follows:
Federal:
Current	$347	$268
Deferred	(32)	19
TOTALS	$315	$287

               The provision for federal income taxes on earnings differ from that computed at the statutory rate of 34% as follows:
	Year Ended December 31
	2001	2000
	(In thousands)

Federal taxes computed at statutory rate	$386	$372
Increase (decrease) resulting from:
Limited partnership tax credits	(78)	(78)
Dividends received deduction	(6)	(6)
Other	13	(1)

FEDERAL INCOME TAX PROVISION	$315	$287

Effective federal income tax rate	27.7%	26.2%

               The components of the net deferred tax asset (liability) are as follows:
	December 31
	2001	2000
	(In thousands)
Deferred tax liabilities:
Federal Home Loan Bank stock dividends	$(106)	$ (88)
Unrealized gains on securities available for sale	(689)	(736)
TOTAL DEFERRED TAX LIABILITIES	(795)	(824)
Deferred tax assets:
Deferred compensation	351	351
Allowance for loan losses	230	201
Imputed loan interest	15	4
ESOP	18	12
Loan fees	14	10
TOTAL DEFERRED TAX ASSETS	628	578

NET DEFERRED FEDERAL
INCOME TAX LIABILITY	$(167)	$(246)

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE G - FEDERAL INCOME TAXES (CONTINUED)

               The Association was previously allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2001, includes approximately $2.5 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $863,000 at December 31, 2001.

               The Association's tax credits arise from an investment in a qualified low-income housing limited partnership. The credit is subject to partial recapture in the event the project fails to comply with regulations pertaining to qualifying basis. At December 31, 2001, the partnership had maintained its qualifying basis. In the event of recapture, the Association would have to repay $141,000 of credits used plus nondeductible interest.

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

               Federal Home Loan Bank (FHLB) advances, collateralized at December 31, 2001 by pledge of all qualifying one-to-four family residential and multi-family mortgage loans and $1.0 million of interest-bearing time deposits, are issued by FHLB at a fixed rate of interest for an initial period until a quarterly option exercisable by the FHLB may convert the issue to a variable rate. The following table summarizes the advances.

Interest Rate	Maturity	Convertible to Variable Rate	Amount (in thousands)

5.01%	December, 2010	March, 2002	$ 3,000
5.20%	December, 2010	December, 2003	2,000
4.60%	January, 2011	January, 2002	2,000
4.93%	February, 2011	February, 2004	2,000
4.71%	February, 2011	February, 2002	1,000
5.20%	March, 2011	March, 2006	1,000
3.78%	March, 2011	June, 2001	2,000
4.08%	April, 2011	April, 2002	2,000
4.16%	May, 2011	May, 2002	2,000
4.09%	May, 2011	May, 2002	1,000
4.52%	August, 2011	August, 2004	1,500
Weighted -
average 4.58%			$19,500

               At December 31, 2000, the outstanding advances to FHLB were $5.0 million at a weighted-average of 5.09%.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT
(CONTINUED)

               In conjunction with the payment of the $10.1 million return of capital distribution to stockholders, the Company borrowed $6.0 million from another financial institution in December, 1999. The entire balance of $6.0 million was paid off during 2000.

               The Association maintains a $2.0 million unsecured line of credit with another financial institution. At December 31, 2001 and 2000, the line of credit was not used and fully available.

NOTE I - EMPLOYEE BENEFIT PLANS

Stock Option Plan:

               The Board of Directors adopted a Stock Option Plan that provided for the issuance of 175,440 shares of authorized, but unissued shares of common stock at fair value at the date of grant. During 1999, the Corporation granted options to purchase 157,896 shares at an exercise price of $12.53 per share.

               A summary of the status of the Company's stock option plan as of December 31, 2001 and 2000 and changes during the period on those dates is presented below:

	2001		2000
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	157,896	$12.53	157,896	$12.53
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	157,896	$12.53	157,896	$12.53

Options exercisable at year-end	157,896	$12.53	105,264	$12.53

               The following information applies to options outstanding at December 31, 2001:

Number outstanding	157,896
Weighted-average exercise price	$12.53
Weighted-average remaining contractual life	9.89 years

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE I - EMPLOYEE BENEFIT PLANS (CONTINUED)

Pro Forma Disclosure of the Effect of Stock-Based Compensation:

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

		2001	2000

Net earnings (in thousands)	As reported	$821	$807
	Pro forma	$647	$633
Earnings per share:
Basic	As reported	$.57	$.54
	Pro forma	$.45	$.42

Diluted	As reported	$.57	$.54
	Pro forma	$.45	$.42

              The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for the grants made: dividend yield of 3.0%, expected volatility of 20.0%, a risk-free interest rate of 7.0% and expected lives of ten and fifteen years. No options were granted during the 2000 and 2001 fiscal years.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE I - EMPLOYEE BENEFIT PLANS (CONTINUED)

Recognition and Retention Plan:

               On December 15, 1999, the Company issued 63,157 shares of its treasury stock to satisfy the award to officers, directors and employees under the Recognition and Retention Plan. Approximately one-third of the shares awarded vested with plan participants in 2001 and in 2000 resulting in an annual charge of $264,000 in each year. At December 31, 2000, the remaining shares that vested in 2001 were presented as unearned compensation in stockholders' equity.

Employee Stock Ownership Plan:

               The Company has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Company accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the average fair value of ESOP shares allocated to participants during a given fiscal year. The shares released to participant accounts are based upon the principal and interest payments of the underlying debt. As shares are committed to be released, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computation. The expense related to the ESOP totaled $167,000 and $146,000 for years 2001 and 2000, respectively. Dividends paid on unallocated shares are used to pay debt service. At December 31, 2001 and 2000, the ESOP held 129,248 and 149,295 unallocated shares with a fair market value of $1.7 million for each year. Allocated shares at December 31, 2001 and 2000 were 72,337 and 52,289, respectively. The remaining unpaid cost of the original unallocated shares at December 31, 2001 and 2000 is $935,000 and $1,052,000, respectively, which is presented as common stock purchased by the Employee Stock Ownership Plan in stockholders' equity.

Nonqualified Deferred Compensation Plan:

               The Directors of the Association had approved a nonqualified deferred compensation plan for certain officers which provided for retirement benefits of specified amounts for each executive. The agreements had been subject to annual renewal, however, the Directors elected to terminate this agreement at the conclusion of the plan year ended August 31, 1998. Accrued deferred compensation amounts of $1,032,000 are payable in a lump sum upon the executives' death, disability, voluntary resignation, or termination by the Association without cause.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE J - TREASURY STOCK

               During 2001 and 2000, the Board of Directors authorized the repurchase of up to 78,887 and 152,231 shares, respectively, of its common stock in the open market or private transaction. The repurchased shares are to be held in the treasury and used for general corporate purposes including use in the Company's benefit plans. During 2001 and 2000, the Company purchased 105,681 and 108,100 shares at a cost of $1.3 million and $1.1 million, respectively.

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

               The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance sheet instruments.

               At December 31, 2001, the Association had outstanding commitments of approximately $2.5 million to originate fixed and variable rate residential real estate loans and $2.2 million of variable rate home equity lines of credit. The average interest rate of loan commitments and home equity lines of credit was 7% and 6% at December 31, 2001, respectively. In the opinion of management, the outstanding loan commitments equaled or exceeded prevalent market interest rates and such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity.

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

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS

               The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 2001 and 2000.

	December 31
	2001		2000
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
	(In thousands)

Cash and equivalents	$ 6,247	$ 6,247	$ 3,833	$ 3,833
Securities:
Available-for-sale	39,080	39,080	22,677	22,677
Held-to-maturity	8,866	9,014	13,901	13,764
Federal Home Loan Bank stock	1,005	1,005	366	366
Loans	39,508	39,876	35,740	36,083
Accrued interest receivable	735	735	343	343
Deposits:
Checking, savings and money market	(25,499)	(25,499)	(24,261)	(24,261)
Certificates of deposit	(31,562)	(31,799)	(27,933)	(27,864)
Accrued interest payable	(173)	(173)	(120)	(120)
Federal Home Loan Bank advances	(19,500)	(20,160)	(5,000)	(5,000)

               For purposes of the above disclosures of estimated fair value, the following assumptions were used: the estimated fair value for cash and equivalents and accrued interest was considered to approximate cost; the estimated fair value for securities was based on quoted market values for the individual securities or for equivalent securities; the estimated fair value for loans was based on estimates of the rate the Association would charge for similar loans at December 31, 2001 and 2000, respectively, applied over estimated payment periods; the estimated fair value for demand and savings deposits was based on their carrying value; the estimated fair value for certificates of deposit was based on estimates of the rate the Company would pay on such obligations at December 31, 2001 and 2000, respectively, applied for the time period until maturity; the fair value of the advances at December 31, 2001 and December 31, 2000 was determined with reference to rates in effect for similar lending arrangements; and the estimated fair value of commitments was not material. It was not practicable to estimate the fair value of a 17% partnership interest in a non-traded real estate investment; that investment is carried at equity of $208,000 and $263,000 at December 31, 2001 and 2000, respectively.

               While these estimates of fair values are based on management's judgment of appropriate factors, there is no assurance that, if the Company had disposed of such items at December 31, 2001 or 2000, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2001, should not be considered to apply at any subsequent date.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE M - REGULATORY CAPITAL

               The Association is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the tier 1 core capital requirement and the total risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The tier 1 core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk.

               The total risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to four-family residential loans carry a risk-weighted factor of 50%.

               During the year 2001, the Association was notified by the OTS that it was categorized as "well capitalized" under the framework for prompt corrective action. To be categorized as "well capitalized," the Association must maintain capital ratios as set forth in the following schedule.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE M - REGULATORY CAPITAL (CONTINUED)

               As of December 31, 2001 and 2000, management believes that the Association met all capital adequacy requirements to which it was subject.

2001:
	Actual		For Capital Adequacy Purposes		To be "Well- Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Tangible capital	$13,177	14.5%	≥$1,366	≥1.5%	*	*

Tier 1 core capital	$13,177	14.5%	≥$2,732	≥3.0%	≥$4,533	≥5.0%

Tier 1 risk-based capital	$13,177	31.6%	*	*	≥$5,463	≥6.0%

Total risk-based capital	$14,612	35.0%	≥$3,334	≥8.0%	≥$4,167	≥10.0%

2000:
	Actual		For Capital Adequacy Purposes		To be "Well- Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Tangible capital	$16,706	22.0%	≥$1,138	≥1.5%	*	*

Tier 1 core capital	$16,706	22.0%	≥$3,035	≥4.0%	≥$3,794	≥5.0%

Tier 1 risk-based capital	$16,706	48.2%	*	*	≥$4,553	≥6.0%

Total risk-based capital	$18,115	52.2%	≥$2,775	≥8.0%	≥$3,468	≥10.0%

* Ratio is not required under regulations.

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

December 31, 2001 and 2000

NOTE M - REGULATORY CAPITAL (CONTINUED)

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

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.

               The following condensed financial statements summarize the financial position of First Niles Financial, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended.

First Niles Financial, Inc.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000
(In thousands)

	2001	2000
ASSETS

Cash and cash equivalents:
Noninterest bearing	$ 20	$ 152
Interest bearing	3,009	33
	3,029	185
Account receivable from Home Federal Savings
and Loan Association of Niles	268	360
Investment in Home Federal Savings and
Loan Association of Niles	14,514	18,134
Accrued interest and prepaid expense	195	118
TOTAL ASSETS	$18,006	$18,797

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expense	$ 40	$ 39
TOTAL LIABILITIES	40	39

Stockholders' equity	17,966	18,758

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,006	$18,797

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
(CONTINUED)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2001 and 2000
(In thousands)

	2001	2000

Revenue:
Interest income	$ 16	$ 34
TOTAL REVENUE	16	34

General and administrative expenses	243	323
LOSS BEFORE INCOME TAX AND
EQUITY IN EARNINGS OF SUBSIDIARY	(227)	(289)

Income tax credit	(77)	(98)
LOSS BEFORE EQUITY IN
EARNINGS OF SUBSIDIARY	(150)	(191)

Equity in earnings of subsidiary	971	998

NET INCOME	$ 821	$ 807

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
              (continued)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2001 and 2000
(In thousands)

	2001	2000
Cash flows from operating activities:
Net income for the period	$ 821	$ 807
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Undistributed income of consolidated subsidiary	(971)	(998)
Net decrease in due from subsidiary, accrued interest
and prepaid expenses	443	216
Increase (decrease) in accounts payable and accrued expense	2	(38)
NET CASH PROVIDED BY
(USED IN) OPERATING ACTIVITIES	295	(13)

Cash flows from investing activities:
Purchase of securities available for sale	-	(880)
Proceeds from sale of securities available-for-sale	-	880
Net (increase) decrease in interest bearing deposits	(2,976)	1,405
NET CASH PROVIDED BY
(USED IN) INVESTING ACTIVITIES	(2,976)	1,405

Cash flows from financing activities:
Dividends paid	(649)	(607)
Dividends received from subsidiary	4,500	6,500
Purchase of treasury stock	(1,302)	(1,136)
Payment of note payable	-	(6,000)
NET CASH PROVIDED BY
(USED IN) FINANCING ACTIVITIES	2,549	(1,243)

NET INCREASE (DECREASE) IN CASH	(132)	149

Cash and cash equivalents at beginning of period	152	3

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 20	$ 152

Noncash transaction:
Employee stock benefit plan transactions	$ 430	$ 411

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2001 and 2000

NOTE O - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

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

               At the date of the conversion, the Association established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Association after conversion. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of such retained earnings. The Association may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for Savings Association Insurance Fund (SAIF) insured institutions. At December 31, 2001, the liquidation account balance was $5.9 million. During 2001 dividends of $4.5 million were approved and paid to the holding company.

Next Page

FIRST NILES FINANCIAL, INC.
STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 2:00 p.m. local time, Wednesday, April 17, 2002, at the main office of First Niles, located at 55 North Main Street, Niles, Ohio.

COMMON STOCK AND DIVIDENDS

First Niles Financial, Inc.'s common stock trades on The Nasdaq SmallCap Market under the symbol "FNFI". At December 31, 2001, there were 1,754,411 shares of common stock issued, 1,516,068 shares of common stock outstanding and 467 stockholders of record.

The table below presents the quarterly range of high and low sales prices of First Niles' common stock for 2000 and 2001, as well as the amount of cash distributions declared during the stated periods. The price information set forth in the table below was provided by the Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and therefore may not represent actual transactions.

	HIGH	LOW	CASH DISTRIBUTIONS DECLARED
First Quarter (ended March 31, 2000)	$12.75	$10.13	$0.10
Second Quarter (ended June 30, 2000)	$10.44	$ 8.25	$0.10
Third Quarter (ended September 30, 2000)	$10.44	$ 8.69	$0.10
Fourth Quarter (ended December 31, 2000)	$11.75	$10.00	$0.11

First Quarter (ended March 31, 2001)	$12.88	$10.88	$0.11
Second Quarter (ended June 30, 2001)	$13.00	$10.50	$0.11
Third Quarter (ended September 30, 2001)	$13.31	$11.75	$0.12
Fourth Quarter (ended December 31, 2001)	$13.20	$11.01	$0.12

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note M of the Notes to Consolidated Financial Statements included in this Annual Report.

STOCKHOLDER AND GENERAL INQUIRIES	TRANSFER AGENT

Lawrence Safarek, Vice President First Niles Financial, Inc. 55 North Main Street Niles, Ohio 44446 (330) 652-2539	Fifth Third Bank Corporate Trust Services Mail Drop 10AT66 38 Fountain Square Plaza Cincinnati, Ohio 45202 (800) 837-2755 (toll free) (513) 579-5320 (local)
ANNUAL AND OTHER REPORTS

Copies of the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission may be obtained, without cost, by writing or calling: First Niles Financial, Inc. Investor Relations, Attn: Lawrence Safarek, Vice President and Treasurer, 55 North Main Street, Niles, Ohio 44446: (330) 652-2539.

Next Page

FIRST NILES FINANCIAL, INC.
CORPORATE INFORMATION

COMPANY AND BANK ADDRESS
55 North Main Street Niles, Ohio 44446	Telephone: (330) 652-2539 Fax: (330) 652-0911

BOARD OF DIRECTORS

WILLIAM L. STEPHENS
Chairman, President and Chief Executive
Officer of First Niles Financial, Inc. and
Home Federal Savings and Loan
Association of Niles

GEORGE J. SWIFT
Vice President and Secretary of First
Niles Financial, Inc. and Home Federal
Savings and Loan Association of Niles

P. JAMES KRAMER
President, William Kramer & Son

WILLIAM S. EDDY
President, Clinic of Osteopathic Medicine, Inc.

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
and Loan Association of Niles

INDEPENDENT AUDITORS ANNESS, GERLACH & WILLIAMS, a Professional Corporation Certified Public Accountants 1275 Boardman-Canfield Road Youngstown, Ohio 44513	SPECIAL COUNSEL SILVER, FREEDMAN & TAFF, L.L.P. 1700 Wisconsin Avenue, N.W. Washington, D.C. 20007

End.