Form 10KSB, Exhibit 13
period 2002-12-31
FIRST NILES FINANCIAL INC
filed 2003-03-28
CIK 1065823

2002 ANNUAL REPORT

FIRST NILES FINANCIAL, INC.
Niles, Ohio

Next Page

Next Page

First Niles Financial, Inc.
55 North Main Street
P.O. Box 311
Niles, Ohio 44446-0311

Ph. (330) 652-2539 - Fax: (330) 652-0911

March 15, 2003

To Our Stockholders:

             It is a pleasure to present the Annual Report to Stockholders of First Niles Financial, Inc. This past year has been one of slow economic growth and continued low interest rates. Fortunately, this low interest rate environment has been beneficial to the earnings of our industry and our Company.

             Providing value to our stockholders was, as always, the continued focus of our attention during 2002. During the past year we paid dividends on our common stock of $0.53 per share, an increase of 15.2% from the $0.46 per share paid in 2001. During the third quarter of 2002 we announced a program to repurchase up to 75,382 shares, or 5.0% of our outstanding shares in the open market. This repurchase program is still in progress. Combined with shares from a previously announced repurchase program, we repurchased 59,070 of our shares during 2002. Our company's strong financial condition provides flexibility concerning the management of our capital, while still leaving ample capital for future growth. At December 31, 2002, stockholders' equity totaled approximately $18.3 million, or 18.2% of total assets.

             During the past year, our assets increased by $4.5 million, allowing us to exceed the $100 million level for the first time in our Company's history. This growth was fueled by an aggressive deposit pricing policy implemented during 2001 and designed towards the long term retention of new deposit customers. Over the past two years, this strategy has helped our deposits to increase by over $8.7 million, including $3.8 million this past year.

             George J. Swift, Vice President-Secretary, has announced his retirement effective April 30, 2003. The Directors, officers and fellow employees wish to thank George for his 51 years of dedication and service. We wish he and his wife Marilyn good health and prosperity in his retirement.

             As always, your Board of Directors, management and employees are committed to building shareholder value, while continuing the commitment to serve our customers and community in the best way possible. We are dedicated to making your investment in First Niles a rewarding one. Thank you for your past support and continued faith in our future.

Sincerely, /s/ William L. Stephens WILLIAM L. STEPHENS Chairman of the Board, President and Chief Executive Officer

Next Page

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	December 31,
	2002	2001	2000
Selected Financial Condition Data:	(In thousands)

Total assets	$100,635	$96,107	$77,554
Loans receivable, net	40,205	39,508	35,740
Securities - held to maturity	3,349	8,866	13,901
Securities - available for sale and FHLB stock	45,787	40,085	23,043
Deposits	60,895	57,061	52,194
Total borrowings	19,500	19,500	5,000
Shareholders' equity	18,333	17,966	18,758

	Years Ended December 31,
	2002	2001	2000
	(In thousands, except per share amounts)
Selected Operations Data:
Total interest income	$5,754	$5,915	$5,372
Total interest expense	2,592	2,893	2,186
Net interest income	3,162	3,022	3,186
Provision (recovery) for loan losses	78	120	30
Net interest income after provision for loan losses	3,084	2,902	3,156
Fees and service charges	30	32	32
Gain on sales of investment securities	165	277	8
Other non-interest income	21	6	16
Total non-interest income	216	315	56
Total non-interest expense	1,908	2,081	2,118
Income before taxes and extraordinary item	1,392	1,136	1,094
Income tax provision	410	315	287
Net income	$ 982	$ 821	$ 807

Earnings per share - basic and diluted	$ 0.71	$ 0.57	$ 0.54
Dividends per share	$ 0.53	$ 0.46	$ 0.41

Next Page

	Years Ended December 31,
	2002	2001	2000
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	1.01%	0.91%	1.09%
Return on equity (ratio of net income to average equity)	5.54	4.45	4.47
Interest rate spread:
Average during year	2.73	2.55	3.41
End of year	2.73	2.60	2.73
Net interest margin (net interest income divided by average interest-earning assets)	3.33	3.41	4.39
Ratio of operating expense to average total assets	1.91	2.25	2.75
Ratio of average interest-earning assets to average interest-bearing liabilities	1.22	1.26	1.32

Quality Ratios:
Non-performing assets to total assets at end of year	1.51%	1.50%	1.00%
Non-performing loans to loans receivable, net, end of year	3.78	3.55	2.17
Allowance for loan losses to non-performing loans, end of year	50.18	48.15	76.49
Allowance for loan losses to loans receivable, net, end of year	1.90	1.71	1.66

Capital Ratios:
Equity to total assets at end of year	18.21%	18.69%	24.19%
Average equity to average assets	18.21	20.48	24.30

Other Data:
Book value per common share outstanding	$12.51	$11.85	$11.57
Dividend payout ratio(1)	74.65%	80.70%	75.93%
Number of full-service offices	1	1	1

_______________________
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

             The level of competition in our market area is strong and dominated by commercial banks, with financial institutions of varying sizes and characteristics. In addition, our market area is projected to experience a continuing decrease in population and no meaningful increase in households over the next several years. Niles and Trumbull County have per capita income and median household income lower than Ohio and the United States and in December 2002, Trumbull County also had an unemployment rate higher than Ohio, but lower than the United States. These economic conditions and strong competition have resulted in reduced loan demand which, in turn, has resulted in a high concentration of investment securities and mortgage-backed and related securities in our portfolio compared to typical savings institutions. In the event current economic and market conditions persist or worsen, and loan demand remains weak, we cannot give any assurances that we will be able to maintain or increase our mortgage loan portfolio, which could adversely affect our operations and financial results.

             To stay competitive, during 2002, we continued our aggressive pricing policy on deposits, which was aimed at long-term deposit retention. Additionally, we also maintained our level of wholesale borrowings in order to maintain our investment securities portfolio and provide added income. These borrowings were all obtained before 2002 and were only obtained when favorable interest rate spreads on investment securities could also be obtained.

Next Page

Financial Condition

             Assets totaled $100.6 million at December 31, 2002, an increase of $4.5 million, or 4.7%, from total assets of $96.1 million at December 31, 2001. Cash and cash equivalents increased $3.7 million and net loans receivable increased $697,000 during 2002. These increases were primarily funded through increased deposits of $3.8 million.

             The loan portfolio increased $697,000, or 1.8%, to $40.2 million at December 31, 2002, as compared to $39.5 million at December 31, 2001. During the year, real estate loans increased by $1.1 million. Specifically, loans secured by residential properties increased $1.8 million and commercial real estate loans increased $1.0 million, ending the year with balances of $29.7 million and $7.1 million, respectively. Home equity lines of credit ended the year at $2.2 million, $513,000 higher than at December 31, 2001. These increases were partially offset by a $2.3 million decrease in loans for construction or development, which ended the year with a balance of $1.4 million. Consumer and other loans decreased $185,000 during the year ended December 31, 2002 and had a balance of $531,000.

             Deposits totaled $60.9 million at December 31, 2002, compared to $57.1 million at December 31, 2001, representing a 6.7% increase. During the year ended December 31, 2002, passbook, statement savings accounts, NOW accounts and money market deposit accounts increased by a collective $3.1 million. Additionally, certificates of deposit increased $701,000 during this time period. The overall increase in deposits was primarily attributable to an aggressive pricing policy by management. In addition, continued weakness in the equity sector of the financial markets has led to increased deposit levels as depositors have moved funds out of stocks.

             Accounts payable and other liabilities were $1.3 million at December 31, 2002, as compared to $1.2 million at December 31, 2001. FHLB advances were unchanged during the year at $19.5 million. These advances were comprised of 11 different contracts, all with initial fixed rates, followed by variable rate conversion options, exercisable by the FHLB. Maturities of the advances range from December 2010 through August 2011. At any conversion date, and quarterly thereafter, the advances can be prepaid without penalty. The advances from the FHLB were used to purchase investment securities at a favorable interest rate spread.

             Total equity at December 31, 2002 was $18.3 million, or 18.2% of total assets. This compares to total equity of $18.0 million, or 18.7% of total assets at December 31, 2001. The increase in total equity was attributable to a $676,000 increase in net unrealized gains on securities available for sale, a $351,000 increase in retained earnings and paid in capital, and a $116,000 increase in common stock purchased by the Employee Stock Ownership Plan, partially offset by a $776,000 repurchase of our common stock.

Next Page

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

             Net Income. We recorded net income of $982,000 for the year ended December 31, 2002, an increase of $161,000 or 19.6% from the $821,000 recorded for the year ended December 31, 2001. The increase in net income was primarily due to a $173,000 decrease in noninterest expense, a $140,000 increase in net interest income, and a $42,000 decrease in the provision for loan losses, partially offset by a $99,000 decrease in noninterest income and a $95,000 increase in the provision for income taxes.

             Our return on average assets was 1.01% for the year ended 2002, compared to 0.91% for the year ended 2001. Return on average equity was 5.54% for 2002, compared to 4.45% for 2001. Average equity to average assets was 18.21% for the year ended 2002, compared to 20.48% for the year ended 2001. During 2002 we paid aggregate, regular quarterly dividends on common stock totaling $722,000, or $0.53 per share. During 2001 we paid $649,000 in aggregate dividends on common stock, or $0.46 per share.

             Net Interest Income. Net interest income for the year-ended December 31, 2002 was $3.2 million, a $140,000 increase from net interest income of $3.0 million for the year-ended December 31, 2001. Our net interest spread during 2002 was 2.73%, an 18 basis point increase from the 2.55% realized during 2001. Net interest margin decreased to 3.33% during 2002 from 3.41% in 2001, a decrease of 8 basis points.

             The decrease in net interest margin resulted from a decrease in total interest income of $161,000, or 2.7% during 2002 as compared to 2001. Average interest-earning assets increased from $88.5 million in 2001 to $94.9 million during 2002, an increase of $6.4 million, or 7.2%. Most of the increase in interest-earning assets was comprised of an increase in loans receivable, interest-bearing deposits and investment securities. The average balance of loans receivable increased $3.2 million on a year to year basis. The average balance of interest bearing deposits and investment securities increased $2.1 million and $1.7 million, respectively, from 2001 to 2002. Despite the increase in average earning assets, total interest income declined from year to year, primarily because of a 62 basis point decrease in the yield on earning assets from 6.68% in 2001 to 6.06% in 2002. The

Next Page

decline in asset yield was primarily related to a decline in market interest rates during 2002. Declining market rates resulted in lower interest rates on originations of fixed rate loans and adjustable rate loans repricing at lower interest rates. Adjustable rate loans comprised approximately 44.5% of our gross loan portfolio at December 31, 2002. Additionally, the yields on the purchase of new investments securities and mortgage-backed and related securities were significantly lower in 2002 than in 2001.

             The increase in interest-earnings assets was funded by a $4.1 million increase in average deposits and $3.7 million increase in average borrowings. Total interest expense decreased $301,000, or 10.4%, from $2.9 million last year to $2.6 million for the year ended December 31, 2002. A significant decrease in market interest rates, partially offset by a moderate increase in deposits was the primary reason for the decrease in interest expense. Overall, our cost of funds decreased 80 basis points from 4.13% during 2001 to 3.33% during 2002. During 2002 the weighted average interest rate of our FHLB advances was 4.58%, five basis points lower than during 2001. Additionally, our cost of deposits decreased 108 basis points, from 3.99% during 2001 to 2.91% during 2002. The average rate paid on our certificate of deposit accounts, our largest category of deposit accounts, declined from a 5.24% average rate for the year ended December 31, 2001 to 3.71% for the year ended December 31, 2002.

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

	Year Ended December 31,
	2002			2001
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)

Interest-Earning Assets:
Loans receivable(1)	$40,616	$2,807	6.91%	$37,386	$2,853	7.60%
Mortgage-backed and related securities	11,108	589	5.30	11,958	735	6.15
Investment securities	35,324	2,194	6.21	33,618	2,078	6.18
FHLB stock	1,023	47	4.59	797	53	6.65
Interest-bearing deposits	6,803	117	1.72	4,746	196	4.13
Total interest-earning assets(1)	94,874	5,754	6.06	88,505	5,915	6.68
Noninterest earnings assets	3,124			2,285
Allowance for Loan Losses	(726)			(645)
Total Assets	$97,272			$90,145

Interest-Bearing Liabilities:
Savings deposits	$23,000	470	2.04%	$21,217	529	2.49%
Demand and NOW deposits	4,248	75	1.77	3,479	85	2.44
Certificate accounts	31,115	1,154	3.71	29,563	1,549	5.24
Borrowings	19,500	893	4.58	15,758	730	4.63
Total interest-bearing liabilities	77,863	2,592	3.33	70,017	2,893	4.13
Noninterest-bearing liabilities	1,692			1,665
Total Liabilities	79,555			71,682
Equity	17,717			18,463
Total Liabilities & Equity	$97,272			$90,145

Net interest income		$3,162			$3,022
Net interest rate spread			2.73%			2.55%
Net earning assets	$17,011			$18,488
Net yield on average interest-earning assets			3.33%			3.41%
Average interest-earning assets to average interest-bearing liabilities		1.22x			1.26x

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

	Years Ended December 31,
	2002 vs. 2001
	Increase/(Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable	$499	$ (545)	$ (46)
Mortgage-backed and related securities .	(50)	(96)	(146)
Investment securities and FHLB stock	172	(62)	110
Interest-bearing deposits and other	228	(307)	(79)
Total interest-earning assets	849	(1,010)	(161)

Interest-bearing liabilities:
Savings deposits	51	(110)	(59)
Demand and NOW deposits	39	(49)	10
Certificate accounts	87	(482)	(395)
Borrowings	171	(8)	163
Total interest-bearing liabilities	348	(649)	(301)

Net interest income	$501	$ (361)	$ 140

             Provision for Loan Losses. The net provision for loan losses was $78,000 for the year ended December 31, 2002 compared to $120,000 for the year ended December 31, 2001. The decrease in the provision for loan losses of $42,000 from year to year was primarily related to the overall level of the allowance for loan losses. Our level of nonperforming loans, consisting of nonaccruing loans and loans delinquent more than 90 days, increased by $104,000 to $1.5 million at December 31, 2002 from $1.4 million at December 31, 2001. Our nonperforming loans totaled 3.8% of net loans receivable at December 31, 2002, compared to 3.6% of net loans receivable at December 31, 2001. Our allowance for loan losses was $762,000 at December 31, 2002, representing 50.2% of non-performing loans and 1.9% of net loans receivable. At December 31, 2001 the allowance for loan losses was $676,000, representing 48.1% of non-performing loans and 1.7% of net loans receivable. At December 31, 2002 we did not have any real estate owned or other non-performing assets. At December 31, 2001 we had $53,000 in real estate owned, which was comprised of two residential properties.

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

             Non-interest Income. Non-interest income decreased $99,000 to $216,000 for the year ended December 31, 2002. However, service fee and other income totaled $51,000 in 2002, as compared to $38,000 in 2001, an increase of $13,000, or 34.2%. Gain on sale of investments was the primary contributor to non-interest income in 2002 and 2001, contributing $165,000 and $277,000 to non-interest income in each respective year. This $112,000 decline was mostly attributable to the amount of Freddie Mac shares sold in the respective periods. During 2002, we sold 500 shares of Freddie Mac stock, contributing $33,000 to gain on sale of investments. During 2001, we sold 4,000 shares of Freddie Mac stock, contributing $261,000 to gain on sale of investments. As of December 31, 2002 we owned 30,500 shares of Freddie Mac stock, with an aggregate market value of $1.8 million.

             Non-interest Expense. Non-interest expense decreased $173,000, or 8.3%, for the year ended December 31, 2002 as compared to the same period in 2001. Compensation experienced the largest decline of any non-interest expense item, decreasing $198,000 on a comparative year to year basis. This decrease was primarily attributable to a $280,000 expense incurred during 2001 as a result of the vesting of restricted stock awards granted to officers, directors and employees pursuant to the Company's Recognition and Retention Plan. There was no comparable expense during 2002. However, this reduction was partially offset by higher Employee Stock Ownership Plan costs and higher health insurance premiums during 2002. Franchise taxes decreased $66,000 in 2002 as compared to 2001 because of lower capital levels at the subsidiary. Other operating expenses increased primarily as a result of an increase in legal and audit fees associated with compliance procedures related to Sarbanes-Oxley and new accounting standards.

             Federal Income Taxes. The provision for federal income taxes totaled $410,000 for the year ended December 31, 2002, an increase of $95,000, or 30.2% from the $315,000 provision for 2001. The increase in the provision for federal income taxes was primarily due to pre-tax income being $256,000 higher in 2002 than in 2001. Additionally, the effective tax rate increased to 29.5% for 2002 as compared to 27.7% for 2001. The above effective tax rates differ from the statutory rate of 34% primarily due to our ownership interest in a low income housing tax credit program. The tax credits from this program are expected to last through 2006.

Next Page

Asset and Liability Management; Market Risk Analysis

             As stated above, we derive our income primarily from the excess of interest collected over interest paid. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. However, market interest rates change over time and our results of operations, like those of many financial institutions, are impacted by these changes and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is Home Federal's most significant market risk.

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

             An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more rapidly or to a greater extent than our liabilities, then the market value of our portfolio equity and our net interest income would tend to increase during periods of rising interest rates and decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, then the market value of our portfolio equity and our net interest income would tend to decrease during periods of rising interest rates and increase during periods of falling interest rates. Our policy has been to address the interest rate risk inherent in our core business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates. We believe that our liquidity position and capital levels, which are well in excess of regulatory requirements, assist us in reasonably limiting the effects of our interest rate risk exposure.

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

             To manage the interest rate risk, we attempt to originate adjustable-rate loans; however, due to the low interest rate environment over the past several years, customer demand for fixed-rate loans has been strong. At December 31, 2002, adjustable-rate mortgage loans totaled $18.7 million or

Next Page

44.2% of our total gross loan portfolio. We also maintain a large portfolio of liquid assets which includes investment securities. Maintaining liquid assets, however, tends to reduce potential net income because liquid assets usually provide a lower yield than other interest-earning assets. Despite these strategies we are still more vulnerable to increases in interest rates than to decreases in interest rates given current market interest rate levels, as illustrated in the table on the following page. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement.

             The following table sets forth the change in Home Federal's net portfolio value at December 31, 2002, based on Office of Thrift Supervision models, and to a lesser extent, internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

	December 31, 2002
	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Total Asset
Change in Rate	Amount	Change	% Change	NPV Ratio	BP Change
(Dollars in Thousands)

+300	$10,336	$(4,951)	(32.4)%	11.13%	(416)
+200	12,968	(2,319)	(15.2)	13.49	(179)
+100	14,959	(328)	(2.2)	15.14	(14)
---	15,287	---	---	15.29	---
-100	14,500	(787)	(5.2)	14.45	(83)
-200	nm(1)	nm(1)	nm(1)	nm(1)	nm(1)
-300	nm(1)	nm(1)	nm(1)	nm(1)	nm(1)

(1)    Not meaningful because some market interest rates would compute to a rate less than zero.

             In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of net portfolio value at each basis point increment. The third and fourth columns present Home Federal's actual position in dollar change and percentage change in net portfolio value at each basis point increment. The remaining columns present Home Federal's percentage change and basis point change in its net portfolio value as a percentage of portfolio value of total assets. At December 31, 2002, the Association was within interest rate risk policy limits established by its board of directors.

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

Next Page

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

             Liquidity management is an ongoing and long-term function of our asset/liability management strategy. Excess funds generally are invested in interest-bearing overnight deposits at other financial institutions and in short-term investment securities. If we require funds beyond our ability to generate deposits, additional sources of funds are available. Our most liquid assets are cash and cash equivalents. At December 31, 2002, cash and cash equivalents totaled $10.0 million compared to $6.2 million at December 31, 2001. We monitor and review liquidity regularly and maintain a $3.2 million line of credit with a commercial bank which can be accessed immediately. Additionally, we have the ability to borrow funds from the FHLB of Cincinnati. However, at December 31, 2002, due to existing outstanding advances, we had no unused borrowing capacity from the FHLB of Cincinnati.

             At December 31, 2002, we had $1.0 million in loan origination commitments outstanding. At the same date, the unadvanced portion of construction and other loans was $1.3 million. Additionally, the unused portion of home equity lines of credit at December 31, 2002 was $2.3 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2002, totaled $23.8 million. We did not have any investment or mortgage-related securities scheduled to mature in one year or less at December 31, 2002. Based on historical experience, we believe that a significant portion of maturing deposits will remain with us. We believe, based on our current balance sheet structure and our ability to acquire funds from various sources, that our liquidity is adequate.

Capital

             Total equity was $18.3 million at December 31, 2002, or 18.2% of total assets on that date. Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. As of December 31, 2002, Home Federal exceeded all capital requirements of the Office of Thrift Supervision. Our regulatory capital ratios at December 31, 2002 were as follows: Tier I (leverage) capital, 14.9%;

Next Page

Tier I risk-based capital, 35.3%; and Total risk-based capital, 38.5%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0%, and 10.0%, respectively.

Recent Accounting Pronouncements

             Please see Note A of the Consolidated Financial Statements regarding recent accounting pronouncements.

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

Disclosure Regarding Forward-Looking Statements

             This document, including information included or incorporated by reference, contains, and future filings by First Niles on Form 10-KSB, 10-QSB and Form 8-K and future oral and written statements by First Niles and our management may contain, forward-looking statements about First Niles and its subsidiary which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by First Niles and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report to Stockholders and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

             The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

Next Page

  the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;
  the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
  inflation, interest rate, market and monetary fluctuations;
  the timely development of and acceptance of new products and services of Home Federal Savings and Loan Association and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
  the willingness of users to substitute competitors' products and services for our products and services;
  the success of Home Federal Savings and Loan Association in gaining regulatory approval of its products and services, when required;
  the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);
  the impact of technological changes;
  acquisitions;
  changes in consumer spending and saving habits; and
  our success at managing the risks involved in the foregoing.

Next Page

FIRST NILES FINANCIAL, INC.

NILES, OHIO

CONSOLIDATED FINANCIAL STATEMENTS AND REORT
OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Years ended December 31, 2002 and 2001

Next Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Niles Financial, Inc.
Niles, Ohio

               We have audited the consolidated statements of financial condition of First Niles Financial, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

               In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Niles Financial, Inc. and subsidiary as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Anness, Gerlach & Williams

Youngstown, Ohio
January 28, 2003

Next Page

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

(In thousands, except share data)

	December 31
	2002	2001
ASSETS
Cash and cash equivalents:
Noninterest bearing	$ 1,542	$ 1,167
Interest bearing	8,438	5,080
TOTAL CASH AND CASH EQUIVALENTS	9,980	6,247

Securities:
Available-for-sale - at market	44,734	39,080
Held-to-maturity - at cost	3,349	8,866
Loans receivable	40,205	39,508
Accrued interest receivable	758	735
Federal Home Loan Bank stock, at cost (restricted)	1,053	1,005
Real estate investment - limited partnership, at equity	163	208
Prepaid expenses and other assets	46	108
Prepaid federal income taxes	13	2
Premises and equipment, at cost less accumulated depreciation	334	348
TOTAL ASSETS	$100,635	$ 96,107

LIABILITIES
Deposits	$ 60,895	$ 57,061
Accrued interest payable	145	173
Accounts payable and other liabilities	1,282	1,240
Federal Home Loan Bank advances	19,500	19,500
Deferred federal income tax liability	480	167
TOTAL LIABILITIES	82,302	78,141

STOCKHOLDERS' EQUITY
Stockholders' equity:
Preferred stock, $.01 par value, authorized 500,000 shares, none outstanding	-	-
Common stock, $.01 par value, authorized 6,000,000 shares; issued 1,754,411 shares	18	18
Additional paid-in capital	6,888	6,797
Retained earnings	13,766	13,506
Accumulated other comprehensive income:
Net unrealized gains on securities available for sale, net of related tax
effects of $1,037 in 2002 and $689 in 2001	2,013	1,337
Common stock purchased by the Employee Stock Ownership Plan	(819)	(935)
Treasury stock - 288,641shares in 2002 and 238,343 shares in 2001 at cost	(3,533)	(2,757)
TOTAL STOCKHOLDERS' EQUITY	18,333	17,966

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$100,635	$ 96,107

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Next Page

CONSOLIDATED STATEMENTS OF INCOME

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

(In thousands, except share data)

	Year Ended December 31
	2002	2001
Interest income:
Loans receivable:
First mortgage loans	$ 2,651	$ 2,716
Consumer and other loans	156	137
Mortgage-backed and related securities	589	735
Investments	2,241	2,131
Interest-bearing deposits	117	196
TOTAL INTEREST INCOME	5,754	5,915
Interest expense:
Deposits	1,699	2,163
Borrowings	893	730
TOTAL INTEREST EXPENSE	2,592	2,893

NET INTEREST INCOME	3,162	3,022

Provision for loan losses	78	120
NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	3,084	2,902
Noninterest income:
Gain on sale of securities	165	277
Service fees and other	51	38
TOTAL NONINTEREST INCOME	216	315
Noninterest expense:
Equity in loss of limited partnership	46	55
General and administrative:
Compensation and benefits	1,135	1,333
Occupancy and equipment	87	81
Federal deposit insurance premiums	10	10
State franchise taxes	170	236
Other operating expense	460	366
TOTAL NONINTEREST EXPENSE	1,908	2,081

INCOME BEFORE INCOME TAXES	1,392	1,136

Federal income taxes	410	315

NET INCOME	$ 982	$ 821

EARNINGS PER SHARE - BASIC AND DILUTED	$ 0.71	$ 0.57

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Next Page

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

For the years ended December 31, 2002 and 2001

(In thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gains on Securities Available for Sale	Common Stock Purchased by the Employee Stock Ownership Plan	Unearned Compen- sation	Treasury Stock	Total

Balance January 1, 2001	$ 18	$ 6,748	$ 13,334	$ 1,429	$ (1,052)	$ (264)	$ (1,455)	$ 18,758

Comprehensive income:
Net income	-	-	821	-	-	-	-	821
Other comprehensive
income, net of tax:
Change in unrealized
gains on securities
of $(275), net of
reclassification
adjustment for gains
included in net
income of $183	-	-	-	(92)	-	-	-	(92)
Total comprehensive income	-	-	821	(92)	-	-	-	729

Cash dividends-$.46 per share	-	-	(649)	-	-	-	-	(649)
ESOP shares allocated to
employees	-	49	-	-	117	-	-	166
Purchase of shares for
treasury	-	-	-	-	-	-	(1,302)	(1,302)
Shares issued for recognition
and retention plan	-	-	-	-	-	264	-	264
BALANCE
DECEMBER 31, 2001	18	6,797	13,506	1,337	(935)	-	(2,757)	17,966

Comprehensive income:
Net income	-	-	982	-	-	-	-	982
Other comprehensive
income, net of tax:
Change in unrealized
gains on securities
of $567, net of
reclassification
adjustment for gains
included in net
income of $109	-	-	-	676	-	-	-	676
Total comprehensive income	-	-	982	676	-	-	-	1,658

Cash dividends-$.53 per share	-	-	(722)	-	-	-	-	(722)
ESOP shares allocated to
employees	-	78	-	-	116	-	-	194
Purchase of shares for
treasury	-	-	-	-	-	-	(878)	(878)
Exercised stock options	-	13	-	-	-	-	102	115
BALANCE
DECEMBER 31, 2002	$ 18	$ 6,888	$ 13,766	$ 2,103	$ (819)	$ -	$ (3,533)	$ 18,333

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Next Page

CONSOLIDATED STATEMENTS OF CASH FLOWS

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

(In thousands)

	Year Ended December 31
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 982	$ 821
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(35)	(32)
Depreciation	35	30
Amortization of deferred loan fees and costs	(14)	(24)
Amortization of discounts and premiums on investments and
mortgage-backed and related securities, net	(27)	(22)
Recognition and Retention Plan shares	-	264
Gain on sale of securities	(165)	(277)
ESOP shares allocated	195	166
Equity in loss of limited partnership	46	55
Provision for loan losses	78	120
Federal Home Loan Bank stock dividends	(48)	(53)
	1,047	1,048
(Increase) decrease in accrued interest receivable and prepaid expenses and other assets	31	(410)
Increase (decrease) in accrued interest, accounts payable and other liabilities	13	57
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,091	695

CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available-for-sale securities:
Sales	7,334	8,576
Maturities, prepayments and calls	13,226	13,193
Purchases	(25,010)	(36,973)
Activity in held-to-maturity securities:
Maturities, prepayments and calls	5,530	3,994
Purchase of Federal Home Loan Bank stock	-	(586)
(Increase) decrease in interest-bearing deposits with banks	(3,358)	(2,216)
(Increase) decrease in loans	(760)	(3,864)
Additions to premises and equipment	(21)	(37)
NET CASH USED IN INVESTING ACTIVITIES	(3,059)	(17,913)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchases of treasury stock	(878)	(1,302)
Dividends paid	(722)	(649)
Increase in savings accounts	3,129	1,238
Increase in certificates of deposit	704	3,629
Proceeds of Federal Home Loan Bank advances	-	14,500
Proceeds from options exercised	110	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,343	17,416

NET INCREASE IN CASH	375	198
CASH AT BEGINNING OF YEAR	1,167	969
CASH AT END OF YEAR	$1,542	$1,167
Cash paid during the period for:
Interest	$2,620	$2,840
Income taxes	$ 451	$ 289

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

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

December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities and Mortgage-Backed and Related Securities:

               The Company accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading or available-for-sale. Securities classified as held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discount using methods that approximate the interest method over the remaining period to contractual maturity, adjusted for anticipated pre-payments, only if the Association has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or equity, respectively. At December 31, 2002 and 2001, the Company's equity accounts reflected net unrealized gains of $2.0 million and $1.3 million, respectively, on securities designated as available for sale. Realized gains or losses on sales of securities are recognized using the specific identification method.

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

               At such time that management believes loan collection can only be effected through collateral liquidation, the estimated loan loss is charged off and the residual value is carried as an other asset.

Loan Origination Fees and Costs:

               The Association accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan. Total unamortized fees and costs of $153,000 and $95,000, respectively, are carried with outstanding loan balances at December 31, 2002.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

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

               Loans which are more than ninety days contractually delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. The Association evaluates each impaired loan as to its circumstances to determine if interest recognition is appropriate when payments are received.

               At December 31, 2002, the Association identified five loans with a carrying value of $639,000 as impaired due to uncertain conditions and delinquent payments. Accrual of interest on these loans has been suspended. Contractual interest not recognized for 2002 was $32,000. The portion of the allowance for loan loss relating to these loans is $199,000. The average recorded investment in these loans for 2002 was $549,000. The carrying value of loans 90 days past due and still accruing was $879,000.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

December 31, 2002 and 2001

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

               A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis for 2002 and 2001 is as follows:

	2002	2001
Basic weighted-average shares	1,375,218	1,430,473
Diluted weighted-average shares	1,399,128	1,430,473

               At December 31, 2002 and 2001, there were options to purchase 149,124 and 157,896 shares, respectively, of common stock at an exercise price of $12.53. The options exercisable as of December 31, 2001 were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.
Recent Accounting Pronouncements:

               In August 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective January 1, 2002, without material effect on the Company's financial condition or results of operations.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (Continued):

               In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Company's financial condition or results of operations.

               The FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions: An amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisition of Banking or Thrift Institutions," except for transactions between mutual enterprises. SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. The adoption of SFAS No. 147 did not have a material impact on the Company's financial position or results of operations.

               In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amended SFAS No. 123, "Accounting for Stock-Base Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 is not expected to have a material effect on the Company's financial position or results of operations.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE B - INVESTMENT SECURITIES

Available-for-Sale:

               The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for available-for-sale securities are summarized as follows:

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)

FHLMC common stock	$ 30	$1,771	$ -	$ 1,801
Federal National Mortgage Association:
Participation certificates	1,821	55	-	1,876
Federal Home Loan Mortgage Corporation:
Participation certificates	679	33	-	712
Collateralized mortgage obligations	9,150	80	-	9,230
U.S. Agencies - callable:
Due after one year to five years	2,000	8	-	2,008
Due after five to ten years	7,000	257	-	7,257
Due after ten years	21,000	835	-	21,835
Other	15	-	-	15

TOTALS	$41,695	$3,039	$ -	$44,734

	December 31, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)

FHLMC common stock	$ 30	$1,997	$ -	$ 2,027
Asset management funds:
Income Trust	5,168	-	45	5,123
Federal National Mortgage Association:
Participation certificates	995	-	19	976
Federal Home Loan Mortgage Corporation:
Participation certificate	944	8	-	952
Collateralized mortgage obligations	927	-	35	892
U.S. Agencies - callable:
Due after five to ten years	9,000	140	-	9,140
Due after ten years	19,975	194	214	19,955
Other	15	-	-	15

TOTALS	$37,054	$2,339	$313	$39,080

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE B - INVESTMENT SECURITIES (CONTINUED)

Held-to-Maturity:

               The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for securities held-to-maturity are summarized as follows:

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Mortgage-backed and related securities:
Federal Home Loan Mortgage Corporation:
Collateralized mortgage obligations	$3,349	$ 53	$ -	$3,402

TOTALS	$3,349	$ 53	$ -	$3,402

	December 31, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Mortgage-backed and related securities:
Federal National Mortgage Association
Collateralized mortgage obligations	$5,501	$ 101	$ -	$5,602
Federal Home Loan Mortgage Corporation:
Participation certificates	5	-	3	2
Collateralized mortgage obligations	3,360	51	4	3,407

TOTALS	$8,866	$ 152	$ 7	$9,011

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE B - INVESTMENT SECURITIES (CONTINUED)

               During 2002, the Association sold available-for-sale securities for total proceeds of $7.3 million resulting in gross realized gains of $166,000 and gross realized losses of $1,000. During 2001, the Association sold available-for-sale securities for total proceeds of $8.6 million resulting in a gross realized gain of $282,000 and gross realized losses of $5,000.

NOTE C - LOANS RECEIVABLE

               The composition of the loan portfolio is as follows:

	December 31
	2002	2001
	(In thousands)
Real estate mortgage (primarily one-to-four
family residential)	$29,719	$27,919
Construction and development	1,404	3,713
Commercial real estate	7,065	6,016
Consumer and other	531	716
Home equity lines of credit	2,154	1,641
Loans on deposits	94	179
	40,967	40,184
Less allowance for loan losses	762	676

TOTALS	$40,205	$39,508

               In the ordinary course of business, the Association has granted loans to some of its officers, directors and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1.6 million and $1.3 million at December 31, 2002 and 2001, respectively. During the year ended December 31, 2002, loans of $628,000 were made to officers, directors and their related interests, while principal repayments of $505,000 and $243,000 were received from related parties during 2002 and 2001, respectively. The voluntary resignation and replacement of a member of the Board of Directors resulted in a net increase in the loans to insiders balance of approximately $200,000.

               The Association's lending efforts have historically focused on one-to-four family residential real estate loans and construction loans, which comprise approximately $28.3 million, or 69%, of the total loan portfolio at December 31, 2002, and $27.8 million, or 69% of the total portfolio at December 31, 2001. Historically, such loans have been conservatively underwritten with cash down payments sufficient to provide the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE C - LOANS RECEIVABLE (CONTINUED)

               The activity in the allowance for loan losses is summarized as follows:

	December 31
	2002	2001
	(In thousands)

Balance at beginning of year	$676	$592
Provision reflected in operations	78	120
Less loans charged off	-	(37)
Recovery	8	1

BALANCE AT END OF YEAR	$762	$676

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

               Condensed financial information extracted from preliminary accounting information for year 2002 and audited information for year 2001 for the entire partnership is summarized as of and for the years ended December 31, 2002 and 2001 as follows:

	2002	2001
	(In thousands)
Balance Sheet:
Investment in real estate	$4,170	$4,371
Total assets	4,267	4,468
Mortgage payable	2,770	2,802
Partners' equity	755	1,015

Operations:
Rental income	557	561
Net loss	260	258

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE E - PREMISES AND EQUIPMENT

               Premises and equipment are summarized as follows:

	December 31
	2002	2001
	(In thousands)

Land	$ 32	$ 32
Building and building improvements	508	508
Furniture, equipment and vehicles	401	380
	941	920
Less accumulated depreciation	607	572

TOTALS	$334	$348

NOTE F - DEPOSITS

               Substantially all deposits are interest bearing. The type of deposit accounts are summarized as follows:

	December 31
	2002	2001
	(In thousands)

Savings and transaction accounts	$28,632	$25,499
Certificates of deposit	32,263	31,562

TOTALS	$60,895	$57,061

               Deposits in excess of $100,000 are not federally insured. At December 31, 2002 and 2001, the aggregate amount of individual deposits in excess of $100,000 was $14.7 million and $10.8 million, respectively.

               Scheduled maturities of certificates of deposit are as follows:

	December 31
	2002	2001
	(In thousands)

Within one year	$23,819	$26,648
One to two years	4,203	4,044
Two to three years	2,422	870
Three to four years	27	-
Four to six years	1,792	-

TOTALS	$32,263	$31,562

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE G - FEDERAL INCOME TAXES

	Year Ended December 31
	2002	2001
	(In thousands)
Income tax expense is summarized as follows:
Federal:
Current	$ 445	$ 347
Deferred	(35)	(32)

TOTALS	$ 410	$ 315

               The provision for federal income taxes on earnings differ from that computed at the statutory rate of 34% as follows:

	Year Ended December 31
	2002	2001
	(In thousands)

Federal taxes computed at statutory rate	$ 473	$ 386
Increase (decrease) resulting from:
Limited partnership tax credits	(78)	(78)
Dividends received deduction	(6)	(6)
Other	21	13

FEDERAL INCOME TAX PROVISION	$ 410	$ 315

Effective federal income tax rate	29.5%	27.7%

               The components of the net deferred tax asset (liability) are as follows:

	December 31
	2002	2001
	(In thousands)
Deferred tax liabilities:
Federal Home Loan Bank stock dividends	$ (122)	$ (106)
Unrealized gains on securities available for sale	(1,037)	(689)
TOTAL DEFERRED TAX LIABILITIES	(1,159)	(795)

Deferred tax assets:
Deferred compensation	351	351
Allowance for loan losses	259	230
Imputed loan interest	27	15
ESOP	24	18
Loan fees	18	14
TOTAL DEFERRED TAX ASSETS	679	628

NET DEFERRED FEDERAL
INCOME TAX LIABILITY	$ (480)	$ (167)

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE G - FEDERAL INCOME TAXES (CONTINUED)

               The Association was previously allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2002, includes approximately $2.5 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $863,000 at December 31, 2002.

               The Association's tax credits arise from an investment in a qualified low-income housing limited partnership. The credit is subject to partial recapture in the event the project fails to comply with regulations pertaining to qualifying basis. At December 31, 2002, the partnership had maintained its qualifying basis. In the event of recapture, the Association would have to repay $167,000 of credits used plus nondeductible interest.

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

               Federal Home Loan Bank (FHLB) advances, collateralized at December 31, 2002 by pledge of all qualifying one-to-four family residential and multi-family mortgage loans and $1,000,000 of interest-bearing time deposits, are issued by FHLB at a fixed rate of interest for an initial period until a quarterly option exercisable by the FHLB may convert the issue to a variable rate. The following table summarizes the advances.

Interest Rate	Maturity	Convertible to Variable Rate	Amount (in thousands)

5.01%	December, 2010	March, 2002	$ 3,000
5.20%	December, 2010	December, 2003	2,000
4.60%	January, 2011	January, 2002	2,000
4.93%	February, 2011	February, 2004	2,000
4.71%	February, 2011	February, 2002	1,000
5.20%	March, 2011	March, 2006	1,000
3.78%	March, 2011	June, 2001	2,000
4.08%	April, 2011	April, 2002	2,000
4.16%	May, 2011	May, 2002	2,000
4.09%	May, 2011	May, 2002	1,000
4.52%	August, 2011	August, 2004	1,500

Weighted- average 4.58%			$19,500

               At December 31, 2001, the outstanding advances to FHLB were $19.5 million at a weighted-average of 4.58%.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT
    (CONTINUED)

               The Association maintains a $3.2 million unsecured line of credit with another financial institution. At December 31, 2002 and 2001, the line of credit was not used and fully available.

NOTE I - EMPLOYEE BENEFIT PLANS

Stock Option Plan:

               The Board of Directors adopted a Stock Option Plan that provided for the issuance of 175,440 shares of authorized, but unissued shares of common stock at fair value at the date of grant. During 1999, the Corporation granted options to purchase 157,896 shares at an exercise price of $12.53 per share.

               A summary of the status of the Company's stock option plan as of December 31, 2002 and 2001 and changes during the period on those dates is presented below:

	2002		2001
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price

Outstanding at beginning of year	157,896	$12.53	157,896	$12.53
Granted	-	-	-	-
Exercised	8,772	12.53	-	-
Forfeited	-	-	-	-

Outstanding at end of year	149,124	$12.53	157,896	$12.53

Options exercisable at year-end	149,124	$12.53	157,896	$12.53

              The following information applies to options outstanding at December 31, 2002:

Number outstanding	149,124
Weighted-average exercise price	$12.53
Weighted-average remaining contractual life	8 years

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

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

               The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. All compensation cost was fully amortized in 2001; accordingly, the year 2002 has no imputed compensation cost and the pro forma is the same as reported. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share for 2001 would have resulted in the pro forma amounts indicated below:

		2002	2001

Net earnings (in thousands)	As reported	$982	$821
	Pro forma	$982	$647

Earnings per share:
Basic	As reported	$ .71	$ .57
	Pro forma	$ .71	$ .45

Diluted	As reported	$ .71	$ .57
	Pro forma	$ .71	$ .45

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for the grants made: dividend yield of 3.0%, expected volatility of 20.0%, a risk-free interest rate of 7.0% and expected lives of ten and fifteen years. No options were granted during the 2001 and 2002 fiscal years.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE I - EMPLOYEE BENEFIT PLANS (CONTINUED)

Recognition and Retention Plan:

               On December 15, 1999, the Company issued 63,157 shares of its treasury stock to satisfy the award to officers, directors and employees under the Recognition and Retention Plan. Approximately one-third of the shares awarded vested with plan participants in 1999, 2000 and 2001 resulting in an annual charge of $264,000 in each year.

Employee Stock Ownership Plan:

               The Company has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Company accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the average fair value of ESOP shares allocated to participants during a given fiscal year. The shares released to participant accounts are based upon the principal and interest payments of the underlying debt. As shares are committed to be released, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computation. The expense related to the ESOP totaled $194,000 and $167,000 for years 2002 and 2001, respectively. Dividends paid on unallocated shares are used to pay debt service. At December 31, 2002 and 2001, the ESOP held 109,921 and 129,248 unallocated shares with a fair market value of $1.8 million and $1.7 million, respectively, for each year. Allocated shares at December 31, 2002 and 2001 were 91,667 and 72,337, respectively. The remaining unpaid cost of the original unallocated shares at December 31, 2002 and 2001 is $819,000 and $935,000, respectively, which is presented as common stock purchased by the Employee Stock Ownership Plan in stockholders' equity.

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

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE J - TREASURY STOCK

               During 2002 and 2001, the Board of Directors authorized the repurchase of up to 75,382 and 78,887 shares, respectively, of its common stock in the open market or private transaction. The repurchased shares are to be held in the treasury and used for general corporate purposes including use in the Company's benefit plans. During 2002 and 2001, the Company purchased 59,070 and 105,681 shares at a cost of $0.9 million and $1.3 million, respectively.

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

               At December 31, 2002, the Association had outstanding commitments of approximately $2.3 million to originate fixed and variable rate residential real estate loans and $2.3 million of variable rate home equity lines of credit. The average interest rate of loan commitments and home equity lines of credit was 7% and 6% at December 31, 2002, respectively. In the opinion of management, the outstanding loan commitments equaled or exceeded prevalent market interest rates and such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity.

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

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS

               The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 2002 and 2001.

	December 31
	2002		2001
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
	(In thousands)

Cash and equivalents	$ 9,980	$ 9,980	$ 6,247	$ 6,247
Securities
Available-for-sale	44,734	44,734	39,080	39,080
Held-to-maturity	3,349	3,402	8,866	9,014
Federal Home Loan Bank stock	1,053	1,053	1,005	1,005
Loans	40,205	41,329	39,508	39,876
Accrued interest receivable	758	758	735	735

Deposits:
Checking, savings and money market	(28,632)	(28,632)	(25,499)	(25,499)
Certificates of deposit	(32,263)	(32,525)	(31,562)	(31,799)
Accrued interest payable	(145)	(145)	(173)	(173)
Federal Home Loan Bank advances	(19,500)	(21,446)	(19,500)	(20,160)

               For purposes of the above disclosures of estimated fair value, the following assumptions were used: the estimated fair value for cash and equivalents and accrued interest was considered to approximate cost; the estimated fair value for securities was based on quoted market values for the individual securities or for equivalent securities; the estimated fair value for loans was based on estimates of the rate the Association would charge for similar loans at December 31, 2002 and 2001, respectively, applied over estimated payment periods; the estimated fair value for demand and savings deposits was based on their carrying value; the estimated fair value for certificates of deposit was based on estimates of the rate the Company would pay on such obligations at December 31, 2002 and 2001, respectively, applied for the time period until maturity; the fair value of the advances at December 31, 2002 and December 31, 2001 was determined with reference to rates in effect for similar lending arrangements; and the estimated fair value of commitments was not material. It was not practicable to estimate the fair value of a 17% partnership interest in a non-traded real estate investment; that investment is carried at equity of $162,000 and $208,000 at December 31, 2002 and 2001, respectively.

               While these estimates of fair values are based on management's judgment of appropriate factors, there is no assurance that, if the Company had disposed of such items at December 31, 2002 or 2001, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2002 should not be considered to apply at any subsequent date.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

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

               During the year 2002, the Association was notified by the OTS that it was categorized as "well capitalized" under the framework for prompt corrective action. To be categorized as "well capitalized," the Association must maintain capital ratios as set forth in the following schedule.

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE M - REGULATORY CAPITAL (CONTINUED)

As of December 31, 2002 and 2001, management believes that the Association met all capital adequacy requirements to which it was subject.

2002:
	Actual		For Capital Adequacy Purposes		To be "Well- Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Tangible capital	$14,267	14.9%	≥ $1,439	≥ 1.5%	*	*

Tier 1 core capital	$14,267	14.9%	≥ $3,838	≥ 4.0%	≥ $4,798	≥ 5.0%

Tier 1 risk-based capital	$14,267	35.3%	*	*	≥ $2,427	≥ 6.0%

Total risk-based capital	$15,573	38.5%	≥ $3,236	≥ 8.0%	≥ $4,046	≥ 10.0%

2001:
	Actual		For Capital Adequacy Purposes		To be "Well- Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Tangible capital	$13,177	14.5%	≥ $1,366	≥ 1.5%	*	*

Tier 1 core capital	$13,177	14.5%	≥ $2,732	≥ 3.0%	≥ $4,533	≥ 5.0%

Tier 1 risk-based capital	$13,177	31.6%	*	*	≥ $2,502	≥ 6.0%

Total risk-based capital	$14,612	35.0%	≥ $3,334	≥ 8.0%	≥ $4,167	≥ 10.0%

*Ratio is not required under regulations

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

December 31, 2002 and 2001

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

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.

               The following condensed financial statements summarize the financial position of First Niles Financial, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended.

First Niles Financial, Inc.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001
(In thousands)
	2002	2001

ASSETS

Cash and cash equivalents:
Noninterest bearing	$ 9	$ 20
Interest bearing	983	3,009
	992	3,092

Available-for-sale securities - at market	327	-
Mortgage loan receivable	298	-
Account receivable from Home Federal Savings
and Loan Association of Niles	220	268
Investment in Home Federal Savings and
Loan Association of Niles	16,278	14,514
Accrued interest and prepaid expense	258	195
TOTAL ASSETS	$18,373	$18,006

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$ 39	$ 40
Deferred federal income tax liability	1	-
TOTAL LIABILITIES	40	40

Stockholders' equity	18,333	17,966

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,373	$18,006

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
    (CONTINUED)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2002 and 2001
(In thousands)

	2002	2001

Revenue:
Interest income	$ 76	$ 16
TOTAL REVENUE	76	16

General and administrative expenses	240	243
LOSS BEFORE INCOME TAX AND
EQUITY IN EARNINGS OF SUBSIDIARY	(164)	(227)

Income tax credit	(56)	(77)
LOSS BEFORE EQUITY IN
EARNINGS OF SUBSIDIARY	(108)	(150)

Equity in earnings of subsidiary	1,090	971

NET INCOME	$ 982	$ 821

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
    (continued)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2002 and 2001
(In thousands)

	2002	2001
Cash flows from operating activities:
Net income for the period	$ 982	$ 821
Adjustments to reconcile net income to net cash
provided by operating activities:
Undistributed income of consolidated subsidiary	(1,090)	(971)
Net decrease in due from subsidiary, accrued interest
and prepaid expenses	183	443
Increase (decrease) in accounts payable and accrued expense	(1)	2
NET CASH PROVIDED BY
OPERATING ACTIVITIES	74	295

Cash flows from investing activities:
Net increase in loans receivable	(298)	-
Purchase of securities available for sale	(1,471)	-
Proceeds from sale of securities available-for-sale	1,147	-
Net (increase) decrease in interest bearing deposits	2,027	(2,976)
NET CASH PROVIDED BY
(USED IN) INVESTING ACTIVITIES	1,405	(2,976)

Cash flows from financing activities:
Exercise of options	110	-
Dividends paid	(722)	(649)
Dividends received from subsidiary	-	4,500
Purchase of treasury stock	(878)	(1,302)
NET CASH PROVIDED BY
(USED IN) FINANCING ACTIVITIES	(1,490)	2,549

NET DECREASE IN CASH	(11)	(132)

Cash and cash equivalents at beginning of period	20	152

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 9	$ 20

Noncash transaction:
Employee stock benefit plan transactions	$ 195	$ 430

Next Page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2002 and 2001

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

               At the date of the conversion, the Association established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Association after conversion. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of such retained earnings. The Association may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for Savings Association Insurance Fund (SAIF) insured institutions. At December 31, 2002, the liquidation account balance was $5.2 million. No dividends were declared or paid by the Association in 2002. During 2001 dividends of $4.5 million were approved and paid to the holding company.

Next Page

FIRST NILES FINANCIAL, INC.
SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2:00 p.m. local time, Wednesday, April 16, 2003, at the main office of First Niles, located at 55 North Main Street, Niles, Ohio.

COMMON STOCK AND DIVIDENDS

First Niles Financial, Inc.'s common stock trades on The Nasdaq SmallCap Market under the symbol "FNFI". At December 31, 2002, there were 1,754,411 shares of common stock issued, 1,465,770 shares of common stock outstanding and 468 shareholders of record.

The table below presents the quarterly range of high and low sales prices of First Niles' common stock for 2001 and 2002, as well as the amount of cash distributions declared during the stated periods. The price information set forth in the table below was provided by the Nasdaq Stock Market.

	HIGH	LOW	CASH DIVIDENDS DECLARED
First Quarter (ended March 31, 2001)	$12.875	$10.875	$0.11
Second Quarter (ended June 30, 2001)	$13.000	$10.500	$0.11
Third Quarter (ended September 30, 2001)	$13.310	$11.750	$0.12
Fourth Quarter (ended December 31, 2001)	$13.200	$11.010	$0.12

First Quarter (ended March 31, 2002)	$14.600	$12.800	$0.13
Second Quarter (ended June 30, 2002)	$15.750	$13.750	$0.13
Third Quarter (ended September 30, 2002)	$16.000	$14.250	$0.13
Fourth Quarter (ended December 31, 2002)	$16.200	$15.020	$0.14

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

ANNUAL AND OTHER REPORTS

Copies of the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission, can be obtained, without cost, by writing or calling: First Niles Financial, Inc. Investor Relations, Attn: Lawrence Safarek, Vice President and Treasurer, 55 North Main Street, Niles, Ohio 44446: (330) 652-2539.

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

William Eddy
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