Form 10KSB, Exhibit 13
period 2003-12-31
FIRST NILES FINANCIAL INC
filed 2004-03-30
CIK 1065823

2003 ANNUAL REPORT

FIRST NILES FINANCIAL, INC.
Niles, Ohio

NEXT PAGE

NEXT PAGE

First Niles Financial, Inc.
55 North Main Street
P.O. Box 311
Niles, Ohio 44446-0311

Ph. (330) 652-2539 ~ Fax: (330)

March 19, 2004

To Our Stockholders:

            It is a pleasure to present the Annual Report to Stockholders of First Niles Financial, Inc. This past year has been one of improving economic growth and continued low interest rates. Fortunately, this low interest rate environment has been beneficial to the earnings of our industry and specifically to our Company. First Niles recorded net income of $1,058,000 in 2003 and diluted earnings per share of $.79, record results for the Company since becoming a public company in 1998. Additionally, our assets exceeded the $100 million level for the second consecutive year, and only the second time in our Company's history dating back to 1897.

            Providing value to our stockholders was, as always, the continued focus of our attention during 2003. During the past year we paid dividends on our common stock of $0.57 per share, an increase of 7.5% from the $0.53 per share paid in 2002. I am both proud and pleased that we have been able to raise our dividend, on an annual basis, every year since we first started paying a dividend in 1999.

            During the second and fourth quarters of 2003 we announced programs to repurchase up to 71,612 shares and 69,865 of our outstanding shares in the open market, respectively. Each program represented 5.0% of our outstanding shares at that time. The first repurchase program was completed, while the second program is still in progress. Combined with shares from a previously announced repurchase program initiated in 2002, we repurchased 105,112 of our common shares during 2003. Our company's strong financial condition provides flexibility concerning the management of our capital, while still leaving ample capital for future growth. At December 31, 2003, stockholders' equity totaled approximately $16.6 million, or 16.6% of total assets.

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

Sincerely, /s/ William L. Stephens WILLIAM L. STEPHENS Chairman of the Board, President and Chief Executive Officer

NEXT PAGE

SELECTED CONSOLIDATED FINANCIAL INFORMATION
	December 31,
	2003	2002	2001
Selected Financial Condition Data:	(In thousands)

Total assets	$100,033	$100,635	$96,107
Loans receivable, net	38,778	40,205	39,508
Securities - held to maturity	295	3,349	8,866
Securities - available for sale and FHLB stock	52,506	45,787	40,085
Deposits	61,936	60,895	57,061
Total borrowings	20,500	19,500	19,500
Shareholders' equity	16,630	18,333	17,966

	Years Ended December 31,
	2003	2002	2001
	(In thousands, except per share amounts)
Selected Operations Data:
Total interest income	$5,220	$5,754	$5,915
Total interest expense	2,119	2,592	2,893
Net interest income	3,101	3,162	3,022
Provision for loan losses	---	78	120
Net interest income after provision for loan losses	3,101	3,084	2,902
Fees and service charges	28	30	32
Gain on sales of investment securities	187	165	277
Other non-interest income	7	21	6
Total non-interest income	222	216	315
Total non-interest expense	1,810	1,908	2,081
Income before taxes and extraordinary item	1,513	1,392	1,136
Income tax provision	455	410	315
Net income	$1,058	$982	$821

Earnings per share-basic	$0.80	$0.71	$0.57
Earnings per share-diluted	$0.79	$0.71	$0.57
Dividends per share	$0.57	$0.53	$0.46

NEXT PAGE

	Years Ended December 31,
	2003	2002	2001
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	1.06%	1.01%	0.91%
Return on equity (ratio of net income to average equity)	6.13	5.54	4.45
Interest rate spread:
Average during year	2.70	2.73	2.55
End of year	2.84	2.73	2.60
Net interest margin (net interest income divided average interest-earning assets)	3.15	3.33	3.41
Ratio of operating expense to average total assets	1.78	1.91	2.25
Ratio of average interest-earning assets to average interest-bearing liabilities	1.21	1.22	1.26

Quality Ratios:
Non-performing assets to total assets at end of year	1.00%	1.51%	1.50%
Non-performing loans to loans receivable, net, end of year	2.58	3.78	3.55
Allowance for loan losses to non-performing loans, end of year	75.82	50.18	48.15
Allowance for loan losses to loans receivable, net, end of year	1.96	1.90	1.71

Capital Ratios:
Equity to total assets at end of year	16.62%	18.21%	18.69%
Average equity to average assets	17.24	18.21	20.48

Other Data:
Book value per common share outstanding	$11.88	$12.51	$11.85
Dividend payout ratio(1)	71.25%	74.65%	80.70%
Number of full-service offices	1	1	1

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

            The level of competition in our market area is strong and dominated by commercial banks, with financial institutions of varying sizes and characteristics. In addition, our market area is projected to experience a continuing decrease in population and no meaningful increase in households over the next several years. Niles and Trumbull County have per capita income and median household income lower than Ohio and the United States and in December 2003, Trumbull County also had an unemployment rate higher than both, Ohio and the United States. These economic conditions and strong competition have resulted in reduced loan demand which, in turn, has resulted in a high concentration of investment securities and mortgage-backed and related securities in our portfolio compared to typical savings institutions. In the event current economic and market conditions persist or worsen, and loan demand remains weak, we cannot give any assurances that we will be able to maintain or increase our mortgage loan portfolio, which could adversely affect our operations and financial results.

            To stay competitive, during 2003, we continued our aggressive pricing policy on deposits, which was aimed at long-term deposit retention. Additionally, we also increased our level of wholesale borrowings by $1.0 million in order to maintain our investment securities portfolio and provide added income. All other borrowings were obtained before 2002 and only when they could be invested in investment securities at favorable interest rate spreads.

NEXT PAGE

Financial Condition

            Assets totaled $100.0 million at December 31, 2003, a decrease of $602,000, or 0.6%, from total assets of $100.6 million at December 31, 2002. Cash and cash equivalents decreased $2.7 million and net loans receivable decreased $1.4 million during 2003. Additionally, securities held to maturity decreased $3.1 million. These decreases were partially offset by a $6.7 million increase in securities available for sale. Management's intention is to have all new security purchases categorized as available for sale.

            The loan portfolio decreased $1.4 million, or 3.5%, to $38.8 million at December 31, 2003, as compared to $40.2 million at December 31, 2002. Management believes that strong local competition from lenders that sell mortgages into the secondary market and low historical interest rates were the primary contributing factors to the decline in the loan portfolio. Home Federal retains all mortgages it originates and during the past year decided not to match the mortgage rates offered by some of the local competition, many of which are active sellers to the secondary market. During the past year, real estate loans decreased by $1.3 million. Specifically, loans secured by residential properties decreased $990,000 and commercial real estate loans decreased $929,000, ending the year with balances of $28.7 million and $6.1 million, respectively. Home equity lines of credit ended the year at $1.9 million, $207,000 less than at December 31, 2002. These decreases were partially offset by a $785,000 increase in loans for construction or development, which ended the year with a balance of $2.2 million. The allowance for loan losses decreased from $762,000 at December 31, 2002 to $759,000 at December 31, 2003.

            Deposits totaled $61.9 million at December 31, 2003, compared to $60.9 million at December 31, 2002, representing a 1.7% increase. During the year ended December 31, 2003, certificates of deposit increased $1.3 million. This increase was partially offset by a collective decrease in passbook, statement savings accounts, NOW accounts and money market deposit accounts of $231,000. The overall increase in deposits was primarily attributable to an aggressive pricing policy by management. In addition, continued weakness in the equity sector of the financial markets has led to increased deposit levels as depositors have moved funds out of stocks or otherwise avoided purchasing stocks.

            Accounts payable and other liabilities were $662,000 at December 31, 2003, as compared to $1.3 million at December 31, 2002, a decrease of $620,000, or 48.4%. This decrease was primarily due to the payout of deferred compensation to an executive officer who retired during 2003. FHLB advances increased $1.0 million during the year to $20.5 million. These advances were comprised of 12 different contracts, 11 of which have initial fixed rates, followed by variable rate conversion options, exercisable by the FHLB. Maturities of the advances range from December 2010 through August 2011. At any conversion date, and quarterly thereafter, the advances can be prepaid without penalty. The other advance has a fixed rate and a remaining term as of December 31, 2003 of approximately 32 months. The advances from the FHLB were used to purchase investment securities at a favorable interest rate spread.

            Total equity at December 31, 2003 was $16.6 million, or 16.6% of total assets. This compares to total equity of $18.3 million, or 18.2% of total assets at December 31, 2002. The decrease in total equity during the year was attributable to $1.2 million in repurchases of common stock and a $1.0 million decrease in net unrealized gains on securities available for sale, partially offset by a collective $382,000 increase in retained earnings and paid in capital, and a $117,000

NEXT PAGE

change in the balance of unallocated common stock attributable to the Employee Stock Ownership Plan.

            During 2003, the Company repurchased 105,112 shares of its common stock at an average price of $16.09. A portion of the repurchase of the aforementioned shares completed the 5.0% share repurchase program originally authorized in July 2002. During May 2003, the Company's Board of Directors authorized another 12-month share repurchase program, up to a maximum of 5.0%, or 71,612 shares, of the total outstanding shares of the Company. This repurchase program was completed during the third quarter of 2003. In November 2003, the Company's Board of Directors authorized another 12-month share repurchase program, up to a maximum of 5.0%, or 69,865 shares, of the total outstanding shares of the Company. As of December 31, 2003 this most recent repurchase program was still in progress.

            The Company also issued 38,652 shares of common stock during 2003 in connection with the exercise of stock options by directors, officers and employees. The net effect of the repurchases and issuance of new shares was an increase in treasury shares of 66,460, from 288,641 shares at December 31, 2002 to 355,101 shares at December 31, 2003.

            Book value per common share was $11.88 at December 31, 2003, compared to $12.51 at December 31, 2002. The dividend paid during each of the first three quarters of 2003 was equivalent to $0.14 per common share. During the fourth quarter of 2003 the dividend was raised to $0.15 per common share. At December 31, 2003 and December 31, 2002 there were 1,399,310 shares and 1,465,770 shares of common stock outstanding, respectively.

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

            Net Income. We recorded net income of $1.1 million for the year ended December 31, 2003, an increase of $76,000 or 7.7% from the $982,000 recorded for the year ended December 31, 2002, as further explained below.

            Our return on average assets was 1.06% for the year ended 2003, compared to 1.01% for the year ended 2002. Return on average equity was 6.13% for 2003, compared to 5.54% for 2002. Average equity to average assets was 17.24% for the year ended 2003, compared to 18.21% for the year ended 2002. During 2003, we paid aggregate, regular quarterly dividends on common stock totaling $746,000, or $0.57 per share. During 2002, we paid $722,000 in aggregate dividends on common stock, or $0.53 per share.

NEXT PAGE

            Net Interest Income. Net interest income for the year-ended December 31, 2003 was $3.1 million, a $61,000 decrease from net interest income of $3.2 million for the year-ended December 31, 2002. Our net interest spread during 2003 was 2.70%, a three basis point decrease from the 2.73% realized during 2002. Net interest margin decreased to 3.15% during 2003 from 3.33% in 2002, a decline of 18 basis points.

            The decrease in net interest margin was effected by a decrease in total interest income of $534,000, or 9.3% during 2003 as compared to 2002. Average interest-earning assets increased from $94.9 million in 2002 to $98.6 million during 2003, an increase of $3.7 million, or 3.9%. Most of the increase in interest-earning assets was comprised of a $12.8 million increase in mortgage backed and related securities, partially offset by a $9.0 million decrease in investment securities. This shift in asset composition was due to management's attempt to shorten the duration of the Company investment securities by shifting funds from securities that return principal only at maturity or call to securities that have monthly principal reductions.

            The average balance of loans receivable decreased $1.0 million on a year to year basis. The average balance of interest bearing deposits increased $842,000 from 2002 to 2003. Despite the increase in average earning assets, total interest income declined from year to year, primarily because of a 76 basis point decrease in the yield on earning assets from 6.06% in 2002 to 5.30% in 2003. The decline in asset yield was primarily related to a general decline in market interest rates during 2003. Declining market rates resulted in lower interest rates on originations of fixed rate loans and adjustable rate loans repricing at lower interest rates. Adjustable rate loans comprised approximately 34.0% of our gross loan portfolio at December 31, 2003.

            The yield on our portfolio of loans receivable declined 50 basis points during 2003. Additionally, the yields on the purchase of new investment securities and mortgage-backed and related securities were significantly lower in 2003 than in 2002. As a result, the average yield on mortgage backed and related securities and investment securities declined 96 basis points and 41 basis points, respectively, during 2003.

            The increase in interest-earnings assets was funded by a $3.3 million increase in average deposits and a $340,000 increase in average borrowings. Total interest expense decreased $473,000, or 18.3%, from $2.6 million last year to $2.1 million for the year ended December 31, 2003. A significant decrease in market interest rates, partially offset by a moderate increase in deposits was the primary reason for the decrease in interest expense. Overall, our cost of funds decreased 73 basis points from 3.33% during 2002 to 2.60% during 2003. During 2003 the weighted average interest rate of our FHLB advances was 4.56%, two basis points lower than during 2002. Additionally, our cost of deposits decreased 94 basis points, from 2.91% during 2002 to 1.97% during 2003. The average rate paid on our certificate of deposit accounts, our largest category of deposit accounts, declined from 3.71% for the year ended December 31, 2002 to 2.84% for the year ended December 31, 2003.

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

	Year Ended December 31,
	2003			2002
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable(1)	$ 39,654	$ 2,541	6.41%	$40,616	$ 2,807	6.91%
Mortgage-backed and related securities	23,879	1,037	4.34	11,108	589	5.30
Investment securities	26,304	1,525	5.80	35,324	2,194	6.21
FHLB stock	1,068	43	4.03	1,023	47	4.59
Interest-bearing deposits	7,645	74	0.97	6,803	117	1.72
Total interest-earning assets(1)	98,550	5,220	5.30	94,874	5,754	6.06
Noninterest earnings assets	2,380			3,124
Allowance for loan losses	(762)			(726)
Total Assets	$100,168			$97,272

Interest-Bearing Liabilities:
Savings deposits	$ 23,908	236	0.99%	$ 23,000	470	2.04%
Demand and NOW deposits	4,482	34	0.76	4,248	75	1.77
Certificate accounts	33,235	945	2.84	31,115	1,154	3.71
Borrowings	19,840	904	4.56	19,500	893	4.58
Total interest-bearing liabilities	81,465	2,119	2.60	77,863	2,592	3.33
Noninterest-bearing liabilities	1,439			1,692
Total Liabilities	82,904			79,555
Shareholders' equity	17,264			17,717
Total Liabilities and Shareholders' Equity	$100,168			$ 97,272

Net interest income		$3,101			$3,162
Net interest rate spread			2.70%			2.73%
Net earning assets	$17,085			$17,011
Net yield on average interest-earning assets			3.15%			3.33%
Average interest-earning assets to average interest-bearing liabilities		1.21x			1.22x

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

	Years Ended December 31, 2003 vs. 2002
	Increase/(Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable	$ (65)	$(201)	$(266)
Mortgage-backed and related securities . .	532	(84)	448
Investment securities and FHLB stock	(529)	(144)	(673)
Interest-bearing deposits and other	17	(60)	(43)
Total interest-earning assets	$ (45)	$(489)	$(534)

Interest-bearing liabilities:
Savings deposits	$ 19	$(253)	$(234)
Demand and NOW deposits	4	(45)	41
Certificate accounts	86	(295)	(209)
Borrowings	16	(5)	11
Total interest-bearing liabilities	125	(598)	(473)

Net interest income	$(170)	$109	$ (61)

            Provision for Loan Losses. We did not book any provision for loan losses for the year ended December 31, 2003 compared to a $78,000 provision for the year ended December 31, 2002. The decrease in the provision for loan losses of $78,000 from year to year was primarily related to the overall level of the allowance for loan losses and a stabilization in the overall asset quality of the loan portfolio. Our level of nonperforming loans, consisting of nonaccruing loans and loans delinquent more than 90 days, decreased by $517,000 to $1.0 million at December 31, 2003 from $1.5 million at December 31, 2002. Our nonperforming loans totaled 2.6% of net loans receivable at December 31, 2003, compared to 3.8% of net loans receivable at December 31, 2002. Our allowance for loan losses was $759,000 at December 31, 2003, representing 75.8% of non-performing loans and 2.0% of net loans receivable. At December 31, 2002, the allowance for loan losses was $762,000, representing 50.2% of non-performing loans and 1.9% of net loans receivable. At December 31, 2003 and December 31, 2002, we did not have any real estate owned or other non-performing assets.

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

            Non-interest Income. Non-interest income increased $6,000 to $222,000 for the year ended December 31, 2003. However, service fee and other income totaled $35,000 in 2003, as compared to $51,000 in 2002, a decrease of $16,000, or 31.4%. Gain on sale of investments was the primary contributor to non-interest income in both 2003 and 2002, contributing $187,000 and $165,000 to non-interest income in each respective year. The $22,000 increase was mostly attributable to the amount of Freddie Mac shares sold in the respective periods. During 2003, we sold 1,500 shares of Freddie Mac stock, contributing $81,000 to gain on sale of investments. During 2002, we sold 500 shares of Freddie Mac stock, contributing $33,000 to gain on sale of investments. As of December 31, 2003 we owned 29,000 shares of Freddie Mac stock, with an aggregate market value of $1.7 million. The remaining gain on sale of investments in each period was derived from the sale of selected mortgage backed and related securities and callable U.S. Agency debentures.

            Non-interest Expense. Non-interest expense decreased $98,000, or 5.1%, for the year ended December 31, 2003 as compared to the same period in 2002. Compensation and benefit expense experienced the largest decline of any non-interest expense item, decreasing $57,000 on a comparative year to year basis. This decrease was primarily attributable to the retirement of two officers during 2003. The duties of these officers have generally been absorbed by existing staff, assisted by the addition of one new employee. Further staff additions are possible, as the overall staffing level of the Company is assessed. The other significant factor contributing to the decline in non-interest expense on a year to year basis was a $52,000 reduction in legal and audit expense. The decline in legal and audit expense was attributable to cost containment measures implemented by management in these areas. Equity in loss of limited partnership also declined $18,000 in 2003 as compared to 2002.

            Partially offsetting the items contributing to the decrease in non-interest expense were an increase in franchise taxes and other operating expense. Franchise taxes increased $9,000 in 2003 as compared to 2002 because of increased capital levels at the subsidiary. The franchise tax rate remained unchanged in each comparative year. Other operating expense was $22,000 higher in 2003 as compared to 2002. Most of these increase was due to a $16,000 loss associated with the sale of a company owned automobile.

NEXT PAGE

             Federal Income Taxes. The provision for federal income taxes totaled $455,000 for the year ended December 31, 2003, an increase of $45,000, or 11.1% from the $410,000 provision for 2002. The increase in the provision for federal income taxes was primarily due to pre-tax income being $121,000 higher in 2003 than in 2002. Additionally, the effective tax rate increased to 30.1% for 2003 as compared to 29.5% for 2002. The above effective tax rates differ from the statutory rate of 34% primarily due to our ownership interest in a low income housing tax credit program. The tax credits from this program are expected to last through 2006.

Asset and Liability Management; Market Risk Analysis

            As stated above, we derive our income primarily from the excess of interest collected over interest paid. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. However, market interest rates change over time and our results of operations, like those of many financial institutions, are impacted by these and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is Home Federal's most significant market risk.

            Our operations are also affected by our level of income and expenses. Non-interest income includes service charges and fees, and gain on sale of investments. Non-interest expenses primarily include compensation and benefits, occupancy and equipment expenses, deposit insurance premiums and data processing expenses. Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation and monetary and fiscal policy.

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

            Our Board of Directors is responsible for reviewing our asset and liability position. The Board performs a quarterly review of interest rate risk and trends, liquidity and capital ratios and related regulatory requirements. In addition, the Board reviews simulations of the effect of interest rates on Home Federal's capital, net interest income and net income under various interest rate

NEXT PAGE

scenarios. Management of Home Federal is responsible for implementing the policies and decisions of the Board of Directors with respect to our asset and liability goals and strategies.

            To manage the interest rate risk, we attempt to originate adjustable-rate loans; however, due to the low interest rate environment over the past several years, customer demand for fixed-rate loans has been strong. At December 31, 2003, adjustable-rate mortgage loans totaled $14.0 million or 34.0% of our total gross loan portfolio. We also maintain a large portfolio of liquid assets which includes investment securities. Maintaining liquid assets, however, tends to reduce potential net income because liquid assets usually provide a lower yield than other interest-earning assets. Despite these strategies we are still more vulnerable to increases in interest rates than to decreases in interest rates given current market interest rate levels, as illustrated in the table on the following page. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement.

            The following table sets forth the change in Home Federal's net portfolio value at December 31, 2003, based on Office of Thrift Supervision models, and to a lesser extent, internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

	December 31, 2003
	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Total Asset
Change in Rate	Amount	$ Change	% Change	NPV Ratio	BP Change
(Dollars in Thousands)

+300	$8,014	$(8,261)	(50.8)%	8.74%	(416)
+200	11,080	(5,195)	(31.9)	11.63	(179)
+100	14,613	(1,662)	(10.2)	14.69	(14)
---	16,275	---	---	15.96	---
-100	16,068	207	(1.3)	15.63	(83)
-200	NM	NM	NM	NM	NM
-300	NM	NM	NM	NM	NM

NM = not meaningful because some market interest rates would compute to a rate less than zero.

            In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of net portfolio value at each basis point increment. The third and fourth columns present Home Federal's actual position in dollar change and percentage change in net portfolio value at each basis point increment. The remaining columns present Home Federal's percentage change and basis point change in its net portfolio value as a percentage of portfolio value of total assets. At December 31, 2003, the Association was within interest rate risk policy limits established by its board of directors, except at a scenario of interest rates rising 300 basis points. At this scenario, Home Federal's NPV ratio is below policy guidelines by 76 basis points. This difference is being monitored by management and is expected to improve as management aims at shortening the duration of some of Home Federal's investment securities over the coming months.

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

            Liquidity management is an ongoing and long-term function of our asset/liability management strategy. Excess funds generally are invested in interest-bearing overnight deposits at other financial institutions and in short-term investment securities. If we require funds beyond our ability to generate deposits, additional sources of funds are available. Our most liquid assets are cash and cash equivalents. At December 31, 2003, cash and cash equivalents totaled $7.3 million compared to $10.0 million at December 31, 2002. We monitor and review liquidity regularly and maintain a $3.2 million line of credit with a commercial bank which can be accessed immediately. Additionally, we have the ability to borrow funds from the FHLB of Cincinnati. However, at December 31, 2003, due to existing outstanding advances, we had no unused borrowing capacity from the FHLB of Cincinnati.

            At December 31, 2003, we had $472,000 in loan origination and $1.0 million in investment security purchase commitments outstanding, respectively. At the same date, the unadvanced portion of construction and other loans was $1.5 million. Additionally, the unused portion of home equity lines of credit at December 31, 2003 was $2.0 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2003, totaled $22.6 million. We did not have any investment or mortgage-related securities scheduled to mature in one year or less at December 31, 2003. Based on historical experience, we believe that a significant portion of maturing deposits will remain with us. We believe, based on our current balance sheet structure and our ability to acquire funds from various sources, that our liquidity is adequate.

1NEXT PAGE

Capital

            Total equity was $16.6 million at December 31, 2003, or 16.6% of total assets on that date. Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. As of December 31, 2003, Home Federal exceeded all capital requirements of the Office of Thrift Supervision. Our regulatory capital ratios at December 31, 2003 were as follows: Tier I (leverage) capital, 14.3%; Tier I risk-based capital, 35.5%; and Total risk-based capital, 38.6%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0%, and 10.0%, respectively.

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

NEXT PAGE

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

  the effects of, and changes in, trade, monetary and fiscal policies and laws; including interest rate policies of the Federal Reserve Board;

  financial market, monetary and interest rate fluctuations, particularly the relative relationship of short-term interest rates to long-term interest rates;

  the timely development of and acceptance of new products and services of Home Federal and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

  the willingness of users to substitute competitors' products and services for our products and services;

  the impact of changes in financial services' laws and regulations (including laws concerning taxes, accounting standards, banking, securities and insurance);

  the impact of technological changes;

  acquisitions;

  changes in consumer spending and saving habits; and

  our success at managing the risks involved in the foregoing.

NEXT PAGE

[LETTERHEAD OF ANNESS GERLACH & WILLIAMS]
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Niles Financial, Inc.
Niles, Ohio

            We have audited the consolidated statements of financial condition of First Niles Financial, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Niles Financial, Inc. and subsidiary as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Youngstown, Ohio
January 30, 2004

NEXT PAGE

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

(In thousands, except share data)

	Year Ended December 31
	2003	2002
ASSETS
Cash and cash equivalents:
Noninterest bearing	$ 860	$ 766
Interest bearing	6,428	9,214
TOTAL CASH AND CASH EQUIVALENTS	7,288	9,980
Securities:
Available-for-sale - at market	51,411	44,734
Held-to-maturity - at cost	295	3,349
Loans receivable	38,778	40,205
Accrued interest receivable	703	758
Federal Home Loan Bank stock, at cost (restricted)	1,095	1,053
Real estate investment - limited partnership, at equity	135	163
Prepaid expenses and other assets	33	46
Prepaid federal income taxes	-	13
Premises and equipment, at cost less accumulated depreciation	295	334

TOTAL ASSETS	$ 100,033	$ 100,635
LIABILITIES
Deposits	$ 61,936	$ 60,895
Accrued interest payable	132	145
Accounts payable and other liabilities	662	1,282
Federal Home Loan Bank advances	20,500	19,500
Federal income tax payable	20	-
Deferred federal income tax liability	153	480
TOTAL LIABILITIES	83,403	82,302

STOCKHOLDERS' EQUITY
Stockholders' equity:
Preferred stock, $.01 par value, authorized 500,000 shares, none outstanding	-	-
Common stock, $.01 par value, authorized 6,000,000 shares; issued 1,754,411 shares	18	18
Additional paid-in capital	6,879	6,818
Retained earnings	14,078	13,766
Accumulated other comprehensive income:
Net unrealized gains on securities available for sale, net of related tax	1,003	2,013
Common stock purchased by the Employee Stock Ownership Plan	(623)	(749)
Treasury stock - 355,101 shares in 2003 and 288,641 shares in 2002 at cost	(4,725)	(3,533)
TOTAL STOCKHOLDERS' EQUITY	16,630	18,333

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 100,033	$ 100,635

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NEXT PAGE

CONSOLIDATED STATEMENTS OF INCOME

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

(In thousands, except share data)

	Year Ended December 31
	2003	2002
Interest income:
Loans receivable:
First mortgage loans	$ 2,404	$ 2,651
Consumer and other loans	137	156
Mortgage-backed and related securities	1,037	589
Investments	1,568	2,241
Interest-bearing deposits	74	117
TOTAL INTEREST INCOME	5,220	5,754
Interest expense:
Deposits	1,215	1,699
Borrowings	904	893
TOTAL INTEREST EXPENSE	2,119	2,592
NET INTEREST INCOME	3,101	3,162

Provision for loan losses	-	78
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,101	3,084
Noninterest income:
Gain on sale of securities	187	165
Service fees and other	35	51
TOTAL NONINTEREST INCOME	222	216
Noninterest expense:
Equity in loss of limited partnership	28	46
General and administrative:
Compensation and benefits	1,078	1,135
Occupancy and equipment	85	87
Federal deposit insurance premiums	10	10
State franchise taxes	179	170
Other operating expense	430	460
TOTAL NONINTEREST EXPENSE	1,810	1,908
INCOME BEFORE INCOME TAXES	1,513	1,392

Federal income taxes	455	410
NET INCOME	$ 1,058	$ 982

EARNINGS PER SHARE - BASIC	$ 0.80	$ 0.71
- DILUTED	$ 0.79	$ 0.71
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NEXT PAGE

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

For the years ended December 31, 2003 and 2002

(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gains on Securities Available for Sale	Common Stock Purchased by the Employee Stock Ownership Plan	Treasury Stock	Total

Balance January 1, 2002	$ 18	$ 6,742	$ 13,506	$ 1,337	$ (880)	$ (2,757)	$ 17,966

Comprehensive income:
Net income	-	-	982	-	-	-	982
Other comprehensive income, net of tax:
Change in unrealized gains on securities of $785, net of reclassification adjustment for gains included in net income of $109	-	-	-	676	-	-	676
Total comprehensive income	-	-	982	676	-	-	1,658

Cash dividends - $.53 per share	-	-	(722)	-	-	-	(722)
ESOP shares allocated to employees	-	63	-	-	131	-	194
Purchase of shares for treasury	-	-	-	-	-	(878)	(878)
Exercised stock options	-	13	-	-	-	102	115
BALANCE DECEMBER 31, 2002	18	6,818	13,766	2,013	(749)	(3,533)	18,333
Comprehensive income:
Net income	-	-	1,058	-	-	-	1,058
Other comprehensive income, net of tax:
Change in unrealized gains on securities of $(887), net of reclassification adjustment for gains included in net income of $123	-	-	-	(1,010)	-	-	(1,010)
Total comprehensive income	-	-	1,058	(1,010)	-	-	48

Cash dividends - $.57 per share	-	-	(746)	-	-	-	(746)
ESOP shares allocated to employees	-	77	-	-	126	-	203
Purchase of shares for treasury	-	-	-	-	-	(1,692)	(1,692)
Exercised stock options	-	(16)	-	-	-	500	484
BALANCE DECEMBER 31, 2003	$ 18	$ 6,879	$ 14,078	$ 1,003	$ (623)	$ (4,725)	$ 16,630

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
    OF THESE CONSOLIDATED FINANCIAL STATEMENTS

NEXT PAGE

CONSOLIDATED STATEMENTS OF CASH FLOWS

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

(In thousands)

	Year Ended December 31
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 1,058	$ 982
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	193	(35)
Depreciation	27	35
Amortization of deferred loan fees and costs	(26)	(14)
Amortization of discounts and premiums on investments and mortgage-backed and related securities, net	67	(27)
Gain on sale of securities	(187)	(165)
ESOP shares allocated	203	194
Equity in loss of limited partnership	28	46
Loss on sale of fixed asset	11	-
Provision for loan losses	-	78
Federal Home Loan Bank stock dividends	(42)	(47)
	1,332	1,047
Decrease in accrued interest receivable and prepaid expenses and other assets	81	31
Increase (decrease) in accrued interest payable, accounts payable and other liabilities	(613)	13
NET CASH PROVIDED BY OPERATING ACTIVITIES	800	1,091
CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available- for- sale securities:
Sales	5,220	7,334
Maturities, prepayments and calls	31,878	13,226
Purchases	(45,187)	(25,010)
Activity in held- to- maturity securities: Maturities, prepayments and calls	3,055	5,530
(Increase) decrease in interest- bearing deposits with banks	2,787	(3,358)
(Increase) decrease in loans receivable	1,452	(760)
Sale of fixed asset	7	-
Additions to premises and equipment	(5)	(21)
NET CASH USED IN INVESTING ACTIVITIES	(793)	(3,059)
CASH FLOWS FROM FINANCING ACTIVITIES
Purchases of treasury stock	(1,692)	(878)
Dividends paid	(746)	(722)
Increase (decrease) in savings accounts	(353)	3,129
Increase in certificates of deposit	1,394	704
Proceeds of Federal Home Loan Bank advances	1,000	-
Proceeds from exercise of stock options	484	110
NET CASH PROVIDED BY FINANCING ACTIVITIES	87	2,343

NET INCREASE IN CASH	94	375
CASH AT BEGINNING OF YEAR	766	391

CASH AT END OF YEAR	$ 860	$ 766
Cash paid during the period for:
Interest	$ 2,131	$ 2,620
Income taxes	$ 230	$ 451

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

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

            The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

Principles of Consolidation:

            The consolidated financial statements include the accounts of the Company and the Association. All significant intercompany balances and transactions have been eliminated in consolidation.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities and Mortgage-Backed and Related Securities:

            The Company accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading or available-for-sale. Securities classified as held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discount using methods that approximate the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments, only if the Association has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available-for-sale are carried at fair value with resulting unrealized gains or losses recorded to operations or equity, respectively. At December 31, 2003 and 2002, the Company's equity accounts reflected net unrealized gains of $1.0 million and $2.0 million, respectively, on securities designated as available-for-sale. Realized gains or losses on sales of securities are recognized using the specific identification method.

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

Loan Origination Fees and Costs:

            The Association accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan. Total unamortized fees and costs of $192,000 and $104,000, respectively, are carried with outstanding loan balances at December 31, 2003.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

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

            At December 31, 2003, the Association identified seven loans with a carrying value of $954,000 as impaired due to uncertain conditions and delinquent payments. Accrual of interest on these loans has been suspended. Contractual interest not recognized for 2003 was $62,000. The portion of the allowance for loan loss relating to the impaired loans at December 31, 2003 totaled $332,000. The average recorded investment in these loans for 2003 was $797,000. The carrying value of loans 90 days past due and still accruing was $47,339 at December 31, 2003.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

            At December 31, 2002, the Association identified five loans with a carrying value of $639,000 as impaired due to uncertain conditions and delinquent payments. Accrual of interest on these loans has been suspended. Contractual interest not recognized for 2002 was $32,000. The portion of the allowance for loan loss relating to the impaired loans at December 31, 2002 totaled $199,000. The average recorded investment in these loans for 2002 was $549,000. The carrying value of loans 90 days past due and still accruing was $879,000 at December 31, 2002.

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

December 31, 2003 and 2002

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

            A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis for 2003 and 2002 is as follows:

	2003	2002

Basic weighted-average shares	1,319,508	1,375,218

Diluted weighted-average shares	1,339,157	1,399,128

            At December 31, 2003 and 2002, there were options to purchase 110,472 and 149,124 shares, respectively, of common stock at an exercise price of $12.53.

Recent Accounting Pronouncements:

            The Company's management has reviewed newly issued but not yet effective accounting pronouncements all of which pertain to specialized areas which do not have application to the Company. Accordingly, management believes they will not have a material impact on First Niles Financial, Inc.'s consolidated financial condition or results of operations.

            In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amended SFAS No. 123, "Accounting for Stock-Base Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 did not have a material effect on the Company's financial position or results of operations.

Reclassifications:

            Certain amounts in 2002 have been reclassified to conform with the 2003 presentation.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE B - INVESTMENT SECURITIES

Available-for-Sale:

            The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for available-for-sale securities are summarized as follows:

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)

FHLMC common stock	$ 28	$ 1,663	$ -	$ 1,691
Federal National Mortgage Association:
Participation certificates	469	15	-	484
Federal Home Loan Mortgage Corporation:
Collateralized mortgage obligations	25,384	33	(583)	24,834
U.S. Agencies - callable:
Due after one year to five years	2,000	30	-	2,030
Due after five to ten years	8,000	111	(63)	8,048
Due after ten years	13,996	320	(7)	14,309
Other	15	-	-	15

TOTALS	$ 49,892	$ 2,172	$ (653)	$ 51,411

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)

FHLMC common stock	$ 30	$ 1,771	$ -	$ 1,801
Federal National Mortgage Association:
Participation certificates	1,821	55	-	1,876
Federal Home Loan Mortgage Corporation:
Participation certificates	679	33	-	712
Collateralized mortgage obligations	9,150	80	-	9,230
U.S. Agencies - callable:
Due after one year to five years	2,000	8	-	2,008
Due after five to ten years	7,000	257	-	7,257
Due after ten years	21,000	835	-	21,835
Other	15	-	-	15

TOTALS	$ 41,695	$ 3,039	$ -	$ 44,734

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE B - INVESTMENT SECURITIES (CONTINUED)

            Unrealized losses on securities have not been recognized into income because management has the intent and the Company has the ability to hold the securities for the foreseeable future and the decline in fair value is due to increases in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market interest rates decline.

Held-to-Maturity:

            The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for securities held-to-maturity are summarized as follows:

December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
(In thousands)
Mortgage-backed and related securities:
Federal Home Loan Mortgage Corporation:
Collateralized mortgage obligations	$ 295	$ 4	$ -	$ 299

TOTALS	$ 295	$ 4	$ -	$ 299

December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
(In thousands)
Mortgage-backed and related securities: Federal Home Loan Mortgage Corporation: Collateralized mortgage obligations	$ 3,349	$ 53	$ -	$ 3,402

TOTALS	$ 3,349	$ 53	$ -	$ 3,402

            During 2003, the Association sold available-for-sale securities for total proceeds of $5.2 million resulting in gross realized gains of $187,000.

            During 2002, the Association sold available-for-sale securities for total proceeds of $7.3 million resulting in gross realized gains of $166,000 and gross realized losses of $1,000.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE C - LOANS RECEIVABLE

            The composition of the loan portfolio is as follows:

	December 31
	2003	2002
	(In thousands)
Real estate mortgage (primarily one-to-four family residential)	$ 28,729	$ 29,719
Construction and development	2,189	1,404
Commercial real estate	6,136	7,065
Consumer and other	421	531
Home equity lines of credit	1,947	2,154
Loans on deposits	115	94
	39,537	40,967
Less allowance for loan losses	759	762
TOTALS	$ 38,778	$ 40,205

            In the ordinary course of business, the Association has granted loans to some of its officers, directors and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1.8 million and $1.6 million at December 31, 2003 and 2002, respectively. During the years ended December 31, 2003 and 2002, loans of $794,000 and $628,000, respectively, were made to officers, directors and their related interests, while principal repayments of $611,000 and $505,000 were received from related parties during 2003 and 2002, respectively.

            The Association's lending efforts have historically focused on one-to-four family residential real estate loans and construction loans, which comprise approximately $29.1 million, or 74%, of the total loan portfolio at December 31, 2003, and $28.3 million, or 69% of the total portfolio at December 31, 2002. Historically, such loans have been conservatively underwritten with cash down payments sufficient to provide the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE C - LOANS RECEIVABLE (CONTINUED)

            The activity in the allowance for loan losses is summarized as follows:

	December 31
	2003	2002
	(In thousands)
Balance at beginning of year	$ 762	$ 676
Provision reflected in operations	-	78
Less loans charged off	(3)	-
Recovery	-	8
BALANCE AT END OF YEAR	$ 759	$ 762

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

            Condensed financial information extracted from preliminary accounting information for year 2003 and audited information for year 2002 for the entire partnership is summarized as of and for the years ended December 31, 2003 and 2002 as follows:

	2003	2002
	(In thousands)
Balance Sheet:
Investment in real estate	$ 3,966	$ 4,167
Total assets	4,069	4,270
Mortgage payable	2,744	2,779
Partners' equity	586	748

Operations:
Rental income	552	572
Net loss	169	266

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE E - PREMISES AND EQUIPMENT

            Premises and equipment are summarized as follows:

	December 31
	2003	2002
	(In thousands)
Land	$ 32	$ 32
Building and building improvements	508	508
Furniture, equipment and vehicles	367	401
	907	941
Less accumulated depreciation	612	607
TOTALS	$ 295	$ 334

NOTE F - DEPOSITS

            Substantially all deposits are interest bearing. The type of deposit accounts are summarized as follows:

	December 31
	2003	2002
	(In thousands)
Savings and transaction accounts	$ 28,401	$ 28,632
Certificates of deposit	33,535	32,263
TOTALS	$ 61,936	$ 60,895

            Deposits in excess of $100,000 are not federally insured. At December 31, 2003 and 2002, the aggregate amount of individual deposits in excess of $100,000 was $15.8 million and $14.7 million, respectively.

            Scheduled maturities of certificates of deposit are as follows:

	December 31
	2003	2002
	(In thousands)
Within one year	$ 22,595	$ 23,819
One to two years	4,467	4,203
Two to three years	2,953	2,422
Three to four years	2,314	27
Four to five years	1,206	1,792

TOTALS	$ 33,535	$ 32,263

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE G - FEDERAL INCOME TAXES

	Year Ended December 31
	2003	2002
	(In thousands)
Income tax expense is summarized as follows:
Federal
Current	$ 262	$ 445
Deferred	193	(35)
TOTALS	$ 455	$ 410

            The provision for federal income taxes on earnings differ from that computed at the statutory rate of 34% as follows:

	Year Ended December 31
	2003	2002
	(In thousands)
Federal taxes computed at statutory rate	$ 514	$ 473
Increase (decrease) resulting from:
Limited partnership tax credits	(78)	(78)
Dividends received deduction	(7)	(6)
Other	26	21
FEDERAL INCOME TAX PROVISION	$ 455	$ 410
Effective federal income tax rate	30.1%	29.5%

           The components of the net deferred tax liability are as follows:

	December 31
	2003	2002
	(In thousands)
Deferred tax liabilities:
Federal Home Loan Bank stock dividends	$ (136)	$ (122)
Unrealized gains on securities available for sale	(516)	(1,037)
TOTAL DEFERRED TAX LIABILITIES	(652)	(1,159)
Deferred tax assets:
Deferred compensation	134	351
Allowance for loan losses	258	259
Imputed loan interest	48	27
ESOP	26	24
Loan fees	29	18
Depreciation	4	-
TOTAL DEFERRED TAX ASSETS	499	679
NET DEFERRED FEDERAL INCOME TAX LIABILITY	$ (153)	$ (480)

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE G - FEDERAL INCOME TAXES (CONTINUED)

            The Association was previously allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2003, includes approximately $2.5 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $863,000 at December 31, 2003.

            The Association's tax credits arise from an investment in a qualified low-income housing limited partnership. The credit is subject to partial recapture in the event the project fails to comply with regulations pertaining to qualifying basis. At December 31, 2003, the partnership had maintained its qualifying basis. In the event of recapture, the Association would have to repay $193,000 of credits used plus nondeductible interest.

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

            Federal Home Loan Bank (FHLB) advances, collateralized at December 31, 2003 by pledge of all qualifying one-to-four family residential and multi-family mortgage loans and $1,000,000 of interest-bearing time deposits, are issued by FHLB at either a fixed rate of interest or at a fixed rate for an initial period until a quarterly option exercisable by the FHLB may convert the issue to a variable rate. The following table summarizes the advances.

Interest Rate	Maturity	Convertible to Variable Rate	Amount (in thousands)
3.12%	August, 2006	N/A	$ 1,000
5.01%	December, 2010	March, 2002	3,000
5.20%	December, 2010	December, 2003	2,000
4.60%	January, 2011	January, 2002	2,000
4.93%	February, 2011	February, 2004	2,000
4.71%	February, 2011	February, 2002	1,000
5.20%	March, 2011	March, 2006	1,000
3.78%	March, 2011	June, 2001	2,000
4.08%	April, 2011	April, 2002	2,000
4.16%	May, 2011	May, 2002	2,000
4.09%	May, 2011	May, 2002	1,000
4.52%	August, 2011	August, 2004	1,500
Weighted - average 4.51%
TOTAL			$ 20,500

            At December 31, 2002, the outstanding advances from FHLB totaled $19.5 million at a weighted-average rate of 4.58%.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

            (CONTINUED)

            The Association maintains a $3.2 million unsecured line of credit with another financial institution. At December 31, 2003 and 2002, the line of credit was not used and fully available.

NOTE I - EMPLOYEE BENEFIT PLANS

Stock Option Plan:

            The Board of Directors adopted a Stock Option Plan that provided for the issuance of 175,440 shares of authorized, but unissued shares of common stock at fair value at the date of grant. During 1999, the Company granted options to purchase 157,896 shares at an exercise price of $12.53 per share.

            A summary of the status of the Company's stock option plan as of December 31, 2003 and 2002 and changes during the period ended on those dates is presented below:

	2003		2002
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	149,124	$12.53	157,896	$12.53
Granted	-	-	-	-
Exercised	38,652	12.53	8,772	12.53
Forfeited	-	-	-	-
Outstanding at end of year	110,472	$12.53	149,124	$12.53
Options exercisable at year-end	110,472	$12.53	149,124	$12.53

            The following information applies to options outstanding at December 31, 2003:

Number outstanding	110,472
Weighted-average exercise price	$12.53
Weighted-average remaining contractual life	7.9 years

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

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

            Pro forma effects on earnings arising from stock based compensation have been omitted for 2003 and 2002 in that no options have been granted in those years.

Employee Stock Ownership Plan:

            The Company has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Company accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the average fair value of ESOP shares allocated to participants during a given fiscal year. The shares released to participant accounts are based upon the principal and interest payments of the underlying debt. As shares are committed to be released, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computation. The expense related to the ESOP totaled $203,000 and $194,000 for years 2003 and 2002, respectively. Dividends paid on unallocated shares are used to pay debt service. At December 31, 2003 and 2002, the ESOP held 91,488 and 109,987 unallocated shares with a fair market value of $1.6 million and $1.8 million, respectively, for each year. Allocated shares at December 31, 2003 and 2002 were 110,097 and 91,598, respectively. The remaining unpaid cost of the original unallocated shares at December 31, 2003 and 2002 is $623,000 and $749,000, respectively, which is presented as common stock purchased by the Employee Stock Ownership Plan in stockholders' equity.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE I - EMPLOYEE BENEFIT PLANS (CONTINUED)

Nonqualified Deferred Compensation Plan:

            The Directors of the Association had approved a nonqualified deferred compensation plan for certain officers which provided for retirement benefits of specified amounts for each executive. The agreements had been subject to annual renewal, however, the Directors elected to terminate this agreement at the conclusion of the plan year ended August 31, 1998. Accrued deferred compensation amounts of $396,000 and $1,032,000 at December 31, 2003 and 2002 are payable in a lump sum upon the executives' death, disability, voluntary resignation, or termination by the Association without cause.

NOTE J - TREASURY STOCK

            During 2003 and 2002, the Board of Directors authorized the repurchase of up to 141,477 and 75,382 shares, respectively, of its common stock in the open market or private transaction. The repurchased shares are to be held in the treasury and used for general corporate purposes including use in the Company's benefit plans. During 2003 and 2002, the Company purchased 105,112 and 59,070 shares at a cost of $1.7 million and $0.9 million, respectively.

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

            At December 31, 2003, the Association had outstanding commitments of approximately $1.9 million to originate fixed and variable rate residential real estate loans and $2.0 million of variable rate home equity lines of credit. The average interest rate of loan commitments and home equity lines of credit was 6% at December 31, 2003. In the opinion of management, the outstanding loan commitments equaled or exceeded prevalent market interest rates and such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

            From time to time, and in the ordinary course of business, the Company becomes a party to matters of litigation. In the opinion of the Company's counsel, there are no claims, asserted or unasserted, the resolution of which would have a material affect on the Company's consolidated financial statements.

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS

            The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 2003 and 2002.

	December 31
	2003		2002
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
	(In thousands)
Cash and equivalents	$ 7,288	$ 7,288	$ 9,980	$ 9,980
Securities:
Available-for-sale	51,411	51,411	44,734	44,734
Held-to-maturity	295	299	3,349	3,402
Federal Home Loan Bank stock	1,095	1,095	1,053	1,053
Loans	38,778	39,643	40,205	41,329
Accrued interest receivable	703	703	758	758
Deposits:
Checking, savings and money market	(28,401)	(28,401)	(28,632)	(28,632)
Certificates of deposit	(33,535)	(33,943)	(32,263)	(32,525)
Accrued interest payable	(132)	(132)	(145)	(145)
Federal Home Loan Bank advances	(20,500)	(22,077)	(19,500)	(21,446)

            For purposes of the above disclosures of estimated fair value, the following assumptions were used: the estimated fair value for cash and equivalents and accrued interest was considered to approximate cost; the estimated fair value for securities was based on quoted market values for the individual securities or for equivalent securities; the estimated fair value for loans was based on estimates of the rate the Association would charge for similar loans at December 31, 2003 and 2002, respectively, applied over estimated payment periods; the estimated fair value for demand and savings deposits was based on their carrying value; the estimated fair value for certificates of deposit was based on estimates of the rate the Company would pay on such obligations at December 31, 2003 and 2002, respectively, applied for the time period until maturity; the fair value of the advances at December 31, 2003 and December 31, 2002 was determined with reference to rates in effect for similar lending arrangements; and the estimated fair value of commitments was not material.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

            While these estimates of fair values are based on management's judgment of appropriate factors, there is no assurance that, if the Company had disposed of such items at December 31, 2003 or 2002, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2003 should not be considered to apply at any subsequent date.

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

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE M - REGULATORY CAPITAL (CONTINUED)

            As of December 31, 2003 and 2002, management believes that the Association met all capital adequacy requirements to which it was subject.

2003:

	Actual		For Capital Adequacy Purposes		To be "Well- Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$ 13,948	14.3%	≥$1,460	≥1.5%	*	*
Tier 1 core capital	$ 13,948	14.3%	≥$3,893	≥4.0%	≥$4,866	≥5.0%
Total risk-based capital	$ 15,191	38.6%	≥$3,147	≥8.0%	≥$3,934	≥10.0%

2002:

	Actual		For Capital Adequacy Purposes		To be "Well- Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$ 14,267	14.9%	≥$1,439	≥1.5%	*	*
Tier 1 core capital	$ 14,267	14.9%	≥$3,838	≥4.0%	≥$4,798	≥5.0%
Total risk-based capital	$ 15,573	38.5%	≥$3,236	≥8.0%	≥$4,046	≥10.0%

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

December 31, 2003 and 2002

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

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.

            The following condensed financial statements summarize the financial position of First Niles Financial, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended.

First Niles Financial, Inc.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002
(In thousands)

	2003	2002
ASSETS

Cash and cash equivalents:
Noninterest bearing	$ 21	$ 9
Interest bearing	877	983
	898	992

Available-for-sale securities - at market	-	327
Mortgage loan receivable	294	298
Account receivable from Home Federal Savings
and Loan Association of Niles	523	220
Investment in Home Federal Savings and
Loan Association of Niles	14,951	16,278
Accrued interest and prepaid expense	2	258

TOTAL ASSETS	$16,668	$18,373

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$ 18	$ 39
Accrued federal income tax	20	-
Deferred federal income tax liability	-	1
TOTAL LIABILITIES	38	40
Stockholders' equity	16,630	18,333

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,668	$18,373

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC. (CONTINUED)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2003 and 2002
(In thousands)

	2003	2002
Revenue:
Interest income	$ 32	$ 76
TOTAL REVENUE	32	76

General and administrative expenses	218	240

LOSS BEFORE INCOME TAX CREDITS AND EQUITY IN EARNINGS OF SUBSIDIARY	(186)	(164)

Income tax credits	(63)	(56)
LOSS BEFORE EQUITY IN EARNINGS OF SUBSIDIARY	(123)	(108)

Equity in earnings of subsidiary	1,181	1,090

NET INCOME	$ 1,058	$ 982

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2003 and 2002

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.

(CONTINUED)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003 and 2002
(In thousands)

	2003	2002
Cash flows from operating activities:
Net income for the period	$ 1,058	$ 982
Adjustments to reconcile net income to net cash provided by operating activities:

Excess distributions from (undistributed income of) consolidated subsidiary	319	(1,090)

Net decrease in due from subsidiary, accrued interest and prepaid expenses	176	183
Decrease in accounts payable and accrued expense	(21)	(1)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,532	74

Cash flows from investing activities:
Net (increase) decrease in loans receivable	4	(298)
Purchase of securities available-for-sale	-	(1,471)
Maturities of securities available-for-sale	324	1,147
Net decrease in interest bearing deposits	106	2,027

NET CASH PROVIDED BY INVESTING ACTIVITIES	434	1,405

Cash flows from financing activities:
Exercise of options	484	110
Dividends paid	(746)	(722)
Purchase of treasury stock	(1,692)	(878)

NET CASH USED IN FINANCING ACTIVITIES	(1,954)	(1,490)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12	(11)

Cash and cash equivalents at beginning of period	9	20

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 21	$ 9

Noncash transaction:
Employee stock benefit plan transactions	$ 203	$ 195

NEXT PAGE

FIRST NILES FINANCIAL, INC.
SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2:00 p.m. local time, Wednesday, April 21, 2004, at the main office of First Niles, located at 55 North Main Street, Niles, Ohio.

COMMON STOCK AND DIVIDENDS

First Niles Financial, Inc.'s common stock trades on The Nasdaq SmallCap Market under the symbol "FNFI". At December 31, 2003, there were 1,754,411 shares of common stock issued, 1,399,310 shares of common stock outstanding and 446 shareholders of record.

The table below presents the quarterly range of high and low sales prices of First Niles' common stock for 2002 and 2003, as well as the amount of cash distributions declared during the stated periods. The price information set forth in the table below was provided by the Nasdaq Stock Market.

	HIGH	LOW	CASH DIVIDENDS DECLARED

First Quarter (ended March 31, 2002)	$14.60	$12.80	$0.13
Second Quarter (ended June 30, 2002)	$15.75	$13.75	$0.13
Third Quarter (ended September 30, 2002)	$16.00	$14.25	$0.13
Fourth Quarter (ended December 31, 2002)	$16.20	$15.02	$0.14

First Quarter (ended March 31, 2003)	$16.60	$15.60	$0.14
Second Quarter (ended June 30, 2003)	$16.43	$15.19	$0.14
Third Quarter (ended September 30, 2003)	$17.25	$15.19	$0.14
Fourth Quarter (ended December 31, 2003)	$17.90	$16.43	$0.15

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note M of the Notes to Consolidated Financial Statements included in this Annual Report.

SHAREHOLDER AND GENERAL INQUIRIES	TRANSFER AGENT

Lawrence Safarek, Vice President First Niles Financial, Inc. 55 North Main Street Niles, Ohio 44446 (330) 652-2539	Computershare Investor Services LLC 2 North Lasalle Street Chicago, IL 60602 (888) 294-8217 (toll free)

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
  Association of Niles

Leonard Gantler
  CPA and sole shareholder, Leonard T.
  Gantler Co., Inc.

P. James Kramer
  President, William Kramer &

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