Form 10KSB, Exhibit 13
period 2004-12-31
FIRST NILES FINANCIAL INC
filed 2005-03-31
CIK 1065823

2004 ANNUAL REPORT

FIRST NILES FINANCIAL, INC.
Niles, Ohio

NEXT PAGE

TABLE OF CONTENTS

Page No.

President's Message	1
Management's Discussion and Analysis of Financial Condition and Results of Operations	2
Report of Independent Registered Accounting Firm	18
Consolidated Financial Statements	19
Shareholder Information	46
Corporate Information	47

NEXT PAGE

First Niles Financial, Inc.
55 North Main Street
P.O. Box 311
Niles, Ohio 44446-0311

Ph. (330) 652-2539 ~ Fax: (330) 652-0911

March 18, 2005

To Our Stockholders:

          It is a pleasure to present the Annual Report to Stockholders of First Niles Financial, Inc. This past year has been one of stable but continued economic growth and generally continued low interest rates. This low interest rate environment has been beneficial to the earnings of our industry and specifically to our Company. First Niles recorded net income of $1,032,000 in 2004 and basic earnings per share of $.79. These levels were the second highest annual results since we became a public company in 1998, exceeded only by our 2003 results.

          Providing value to our stockholders was, as always, the continued focus of our attention during 2004. During the past year we paid dividends on our common stock of $0.61 per share, an increase of 7.0% from the $0.57 per share paid in 2003. I am both proud and pleased that we have been able to raise our dividend, on an annual basis, every year since we first started paying a dividend in 1999. Our dividend history now extends to twenty-four consecutive quarters as of year end 2004.

          During 2004 we completed our repurchase program that was announced in November, 2003. This program concluded with 68,908 shares, or approximately 5.0% of our outstanding shares, being repurchased in the open market at an average price of $17.40. Our company's strong financial condition provides flexibility concerning the management of our capital, while still leaving ample capital for future growth. At December 31, 2004, stockholders' equity totaled approximately $16.4 million, or 16.5% of total assets.

          As always, your Board of Directors, management and employees are committed to building shareholder value, while continuing the commitment to serve our customers and community in the best way possible. We are dedicated to making your investment in First Niles a rewarding one. Thank you for your past support and continued faith in our future.

Sincerely, /s/ William S. Stephens WILLIAM L. STEPHENS Chairman of the Board, President and Chief Executive Officer

NEXT PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Executive Overview

          First Niles Financial, Inc. ("First Niles" or the "Company") is a unitary, non-diversified holding company. First Niles has no significant operations outside those of its wholly-owned operating subsidiary, Home Federal Savings and Loan Association of Niles ("Home Federal" or the "Bank"). References in this Annual Report to "we", "us", and "our" refer to First Niles and/or Home Federal as the context requires.

          Home Federal is a $99.2 million federally-chartered, stock institution. Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent and construction loans secured by first mortgages on one- to four-family residences. We also originate permanent and construction loans secured by first mortgages on commercial and multi-family real estate. To a much lesser extent, we originate consumer and commercial business loans. Competition from other financial institutions has, however, limited the volume of loans we have been able to originate and place in our portfolio. As a result, our excess funds are invested in short-term, lower-yielding investment and mortgage-backed and related securities. Additionally, we borrow funds from the Federal Home Loan Bank ("FHLB") and reinvest the proceeds in investment securities at favorable interest rate spreads.

          The level of competition in our market area is strong and dominated by commercial banks, with financial institutions of varying sizes and characteristics. In addition, our market area is projected to experience a continuing decrease in population and no meaningful increase in households over the next several years. Niles and Trumbull County have per capita income and median household income lower than Ohio and the United States and in December 2004, Trumbull County also had an unemployment rate higher than both, Ohio and the United States. These economic conditions and strong competition have resulted in reduced loan demand which, in turn, has resulted in a high concentration of investment securities and mortgage-backed and related securities in our portfolio compared to typical savings institutions. In the event current economic and market conditions persist or worsen, and loan demand remains weak, we cannot give any assurances that we will be able to maintain or increase our mortgage loan portfolio, which could adversely affect our operations and financial results.

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

NEXT PAGE

          During 2004, we generated net income of $1.0 million and our return on average assets was 1.04%, These results are attributable to net interest income of $2.9 million, as well as our low level of non-interest expenses and gains from the sale of investments. Our non-interest expense as a percentage of average assets was 1.8% at December 31, 2004. Our non-interest income is derived primarily from gains on the sale of securities available for sale, which totaled $283,000, or 86.8%, of our total non-interest income.

          Short-term market interest rates generally increased steadily during 2004. Longer term interest rates increased at a slower pace than short-term interest rates, resulting in a flattening of the yield curve. If this trend continues, this interest rate environment is likely to have a negative impact on our results of operations as our interest-bearing liabilities generally are priced in relation to short-term rates, while our interest-earning assets generally are priced in relation to long-term rates. In such a situation, the spread between our interest-earning assets and our interest-bearing liabilities would be expected to decrease. If both short-term and long-term interest rates increase to a similar degree and the slope of the yield curve remains essentially unchanged, our spread may still decrease because our interest-bearing liabilities reprice faster than our interest-earning assets.

          During the past year, management, in order to diminish the effect of the interest rate environments described above, shortened the average life of our investment portfolio and focused new purchases of securities into single step, U.S. agency securities. These securities have a fixed interest rate for usually two to three years and are callable, at various intervals, during this time. After this initial fixed interest rate period, the security is either called, or if not, the interest rate rises significantly, and the security is no longer callable. Management has focused its purchases of such securities to those with interest rate steps of at least 200 basis points.

          As of December 31, 2004, total non-performing loans totaled 1.84% of total loans and .85% of total assets, with minimal losses recognized by the Company to date. At such date, our allowance for loan losses to non-performing loans was 93.9% and to loans receivable was 1.7%. At December 31, 2004, we were in compliance with all of our regulatory capital requirement and remain a "well capitalized" institution.

          The following tables set forth selected consolidated financial information for the periods reported.

	December 31,
	2004	2003	2002
Selected Financial Condition Data:	(In thousands)

Total assets	$99,229	$100,033	$100,635
Loans receivable, net	42,966	38,778	40,205
Securities - held to maturity	18,148	295	3,349
Securities - available for sale and FHLB stock	30,780	52,506	45,787
Deposits	61,458	61,936	60,895
Total borrowings	20,500	20,500	19,500
Shareholders' equity	16,413	16,630	18,333

NEXT PAGE

	Years Ended December 31,
	2004	2003	2002
	(In thousands, except per share amounts)
Selected Operations Data:
Total interest income	$4,875	$5,220	$5,754
Total interest expense	1,969	2,119	2,592
Net interest income	2,906	3,101	3,162
Provision for loan losses	-	-	78
Net interest income after provision for loan losses	2,906	3,101	3,084
Fees and service charges	36	28	30
Gain on sales of investment securities	283	187	165
Other non-interest income	7	7	21
Total non-interest income	326	222	216
Total non-interest expense	1,752	1,810	1,908
Income before taxes and extraordinary item	1,480	1,513	1,392
Income tax provision	448	455	410
Net income	$1,032	$1,058	$982

Earnings per share - basic	$0.79	$0.80	$0.71
Earnings per share - diluted	$0.78	$0.79	$0.71
Dividends per share	$0.61	$0.57	$0.53

	Years Ended December 31,
	2004	2003	2002
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	1.04%	1.06%	1.01%
Return on equity (ratio of net income to average equity)	6.39	6.13	5.54
Interest rate spread:
Average during year	2.61	2.70	2.73
End of year	2.43	2.84	2.73
Net interest margin (net interest income divided by average interest-earning assets)	2.99	3.15	3.33
Ratio of operating expense to average total assets	1.75	1.78	1.91
Ratio of average interest-earning assets to average interest-bearing liabilities	1.19	1.21	1.22

Quality Ratios:
Non-performing assets to total assets at end of year	0.85%	1.00%	1.51%
Non-performing loans to loans receivable, net, end of year	1.84	2.58	3.78
Allowance for loan losses to non-performing loans, end of year	93.93	75.82	50.18
Allowance for loan losses to loans receivable, net, end of year	1.73	1.96	1.90

Capital Ratios:
Equity to total assets at end of year	16.54%	16.62%	18.21%
Average equity to average assets	16.34	17.24	18.21

Other Data:
Book value per common share outstanding	$11.85	$11.88	$12.51
Dividend payout ratio(1)	77.22%	71.25%	74.65%
Number of full-service offices	1	1	1

(1) Dividends per share divided by earnings per common share and common share equivalent.

NEXT PAGE

Critical Accounting Policies

          Allowance for Loan Losses. The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and current general economic and business conditions, among other factors. Management reviews the adequacy of the allowance for loan losses on at least a quarterly basis. The evaluation by management includes consideration of past loss experience, changes in the composition of the loan portfolio, the current condition and amount of loans outstanding, identified problem loans, information about specific borrower situations and estimated collateral values, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgement, should be charged off. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed.

          Securities. Securities are classified as held to maturity or available for sale on the date of purchase. Only those securities classified as held to maturity, and which management has both the intent and ability to hold to maturity, are reported at amortized cost. Available for sale securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, included in accumulated other comprehensive income on the Consolidated Balance Sheet. The fair value of a security is determined based on quoted market prices. Realized gains and losses are reported within non-interest income in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. Available for sale and held to maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment, such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and our intent and ability to hold the security. A decline in value that is considered to be other-than-temporary is recorded as a loss within non-interest income in the Consolidated Statements of Income. We believe that the price movements within our securities portfolio are dependent upon the movement in interest rates, particularly given the negligible inherent credit risk of these securities.

          The following discussion compares our consolidated financial condition at December 31, 2004 to December 31, 2003 and the results of operations for the year ended December 31, 2004 with the year ended December 31, 2003. This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein.

Financial Condition

          Assets totaled $99.2 million at December 31, 2004, a decrease of $804,000, or 0.8%, from total assets of $100.0 million at December 31, 2003. Cash and cash equivalents decreased $1.1 million and total investment securities decreased $3.9 million during 2004. These decreases were partially offset by a $4.2 million increase in net loans receivable. As of December 31, 2004, securities were comprised of $29.6 million in securities available for sale and $18.1 million in securities held to maturity. During the past year securities available for sale declined by $21.8 million and securities held to maturity increased $17.9 million. Approximately $10.0 million of the $18.0 million of investment securities held to maturity as of December 31, 2004 mature within five years.

NEXT PAGE

          In order to more effectively counter an anticipated rise in market interest rate, management shortened the maturity structure of our investment portfolio. These relatively short term securities are expected to be held to maturity, thus accounting for the shift in investment classification as mentioned above.

          The loan portfolio increased $4.2 million, or 10.8%, to $43.0 million at December 31, 2004, as compared to $38.8 million at December 31, 2003. During the past year, real estate loans increased by $4.1 million. Specifically, loans secured by residential properties, which included those secured by one-to-four family as well multi-family properties, increased $3.3 million and ended the year with an aggregate balance of $32.3 million. Commercial real estate loans increased $494,000, ending the year with a balance of $6.6 million. Home equity lines of credit ended the year at $1.8 million, $166,000 less than at December 31, 2003. Loans for construction or development, increased $280,000, ending the year with a balance of $3.8 million. Other consumer loans decreased $74,000 during the year ended December 31, 2004 and ended the year with a balance of $236,000. Commercial business loans experienced a $45,000 increase during 2004 and ended with a balance of $167,000. Loans secured by deposits decreased from $115,000 to $113,000 during 2004. The allowance for loan losses decreased from $759,000 at December 31, 2003 to $743,000 at December 31, 2004.

          Deposits totaled $61.5 million at December 31, 2004, compared to $61.9 million at December 31, 2003, a decrease of $478,000, or 0.8%. During the year ended December 31, 2004, certificates of deposit decreased $1.2 million. This decrease was partially offset by a collective increase in passbook, statement savings accounts, NOW accounts and money market deposit accounts of $680,000.

          FHLB advances remained unchanged during the year at $20.5 million. These advances were comprised of 12 different contracts, 11 of which have initial fixed rates, followed by variable rate conversion options, exercisable by the FHLB. Maturities of the advances range from December 2010 through August 2011. At any conversion date, and quarterly thereafter, the advances can be prepaid without penalty. The other advance has a fixed rate and a remaining term as of December 31, 2004 of approximately 20 months. The advances from the FHLB were used to purchase investment securities at a favorable interest rate spread. Each advance is subject to a prepayment penalty if paid prior to its maturity date, except for when prior to maturity, as advance is converted to a variable rate. In the event of such conversion, the advance may be prepaid without penalty at conversion and on a quarterly basis thereafter. See Note H of the Notes to Consolidated Financial Statements contained in this Annual Report to Stockholders for additional information on our FHLB advances.

          Total equity at December 31, 2004 was $16.4 million, or 16.5% of total assets. This compares to total equity of $16.6 million, or 16.6% of total assets at December 31, 2003. The decrease in total equity during the year was attributable to $458,000 in repurchases of common stock and a $189,000 decrease in net unrealized gains on securities available for sale, partially offset by a collective $311,000 increase in retained earnings and paid in capital, and a $119,000 increase in common stock purchased by the Employee Stock Ownership Plan.

          During 2004, the Company repurchased 68,908 shares of its common stock at an average price of $17.40. All of the shares repurchased comprised the 5.0% share repurchase program originally authorized in November, 2003. As of December 31, 2004, there were no share repurchase programs in progress.

NEXT PAGE

          The Company also issued 54,141 shares of common stock during 2004 in conjunction with the exercise of stock options by directors, officers and employees. The net effect of the repurchases and issuance of new shares was an increase in treasury shares of 14,757, from 355,101 shares at December 31, 2003 to 369,858 shares at December 31, 2004. At December 31, 2004 and December 31, 2003 there were 1,384,553 shares and 1,399,310 shares of common stock outstanding, respectively.

Results of Operations

          Net Income. We recorded net income of $1.0 million for the year ended December 31, 2004, a decrease of $26,000 or 2.5% from the $1.1 million recorded for the year ended December 31, 2003. The decrease in net income was due to a $195,000 decrease in net interest income, partially offset by a $103,000 increase in non-interest income, a $58,000 decrease in non-interest expense and a $8,000 decrease in the provision for income taxes.

          During 2004 we paid aggregate, regular quarterly dividends on common stock totaling $794,000, or $0.61 per share. During 2003 we paid $746,000 in aggregate dividends on common stock, or $0.57 per share.

          Net Interest Income. Net interest income for the year-ended December 31, 2004 was $2.9 million, a $195,000 decrease from net interest income of $3.1 million for the year-ended December 31, 2003. Our net interest spread during 2004 was 2.61%, a nine basis point decrease from the 2.70% realized during 2003. Net interest margin decreased to 2.99% during 2004 from 3.15% in 2003, a decline of 16 basis points.

          The decrease in net interest margin was effected by a decrease in total interest income of $345,000, or 6.6% during 2004 as compared to 2003. Average interest-earning assets decreased from $98.6 million in 2003 to $97.3 million during 2004, a decrease of $1.3 million, or 1.3%. Most of the decrease in interest-earning assets was comprised of a $3.5 million decrease in mortgage backed and related securities, partially offset by a $2.3 million increase in net loans receivable. The average balance of interest bearing deposits decreased $825,000 from 2003 to 2004.

          In addition to the decrease in average earning assets, total interest income also declined from year to year, primarily because of a 29 basis point decrease in the yield on earning assets from 5.30% in 2003 to 5.01% in 2004. The decline in asset yield was primarily related to the general low level of market interest rates that prevailed during 2004. Declining market rates resulted in lower interest rates on originations of fixed rate loans and adjustable rate loans repricing at lower interest rates. Adjustable rate loans comprised approximately 31.7% of our gross loan portfolio at December 31, 2004.

          The yield on our portfolio of loans receivable declined 29 basis points during 2004. Additionally, the yields on the purchase of new investment securities was significantly lower in 2004 than in 2003, as management made a decision to shorten the average maturity of the investment portfolio to prepare for a perceived rise in market interest rates. As a result, the average yield on investment securities declined 99 basis points during 2004. The yield on our mortgage-backed and related securities portfolio increased by one basis point on a year to year basis. During 2004, we did

NEXT PAGE

not purchase any mortgage-backed and related securities. The decrease in the average balance of these securities was the primarily the result of principal paydowns related to regular monthly payments.

          The decrease in interest-bearing liabilities was reflected in a $416,000 decrease in average deposits, more than offset by a $660,000 increase in average borrowings. Total interest expense decreased $150,000, or 7.1%, from $2.1 million in 2003 to $2.0 million for the year ended December 31, 2004. A general decrease in market interest rates and a moderate decrease in deposits was the primary reason for the decrease in total interest expense. Overall, our cost of funds decreased 20 basis points from 2.60% during 2003 to 2.40% during 2004. During 2004, the weighted average interest rate of our FHLB advances was 4.51%, five basis points lower than in 2003. Additionally, our cost of deposits decreased 26 basis points, from 1.97% during 2003 to 1.71% during 2004. The average rate paid on our certificate of deposit accounts, our largest category of deposit accounts, declined from 2.84% for the year ended December 31, 2003 to 2.51% for the year ended December 31, 2004.

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

	Year Ended December 31,
	2004				2003
	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable(1)	$41,906	$2,563		6.12%	$39,654	$2,541		6.41%
Mortgage-backed and related securities	20,399	888		4.35	23,879	1,037		4.34
Investment securities	27,054	1,300		4.81	26,304	1,525		5.80
FHLB stock	1,112	46		4.14	1,068	43		4.03
Interest-bearing deposits	6,820	78		1.14	7,645	74		0.97
Total interest-earning assets(1)	97,291	4,875		5.01	98,550	5,220		5.30
Non-interest earnings assets	2,261				2,380
Allowance for loan losses	(758)				(762)
Total Assets	$98,794				$100,168
Interest-Bearing Liabilities:
Savings deposits	$23,403	185		0.79%	$23,908	236		0.99%
Demand and NOW deposits	4,574	23		0.50	4,482	34		0.76
Certificate accounts	33,232	836		2.51	33,235	945		2.84
Borrowings	20,500	924		4.51	19,840	904		4.56
Total interest-bearing liabilities	81,709	1,969		2.40	81,465	2,119		2.60
Non-interest-bearing liabilities	937				1,439
Total Liabilities	82,646				82,904
Stockholders' equity	16,148				17,264
Total Liabilities and Stockholders' Equity	$98,794				$100,168
Net interest income		$2,906				$3,101
Net interest rate spread				2.61%				2.70%
Net earning assets	$15,582				$17,085
Net yield on average interest-earning assets				2.99%				3.15%
Average interest-earning assets to average interest-bearing liabilities		1.19	x			1.21	x

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

	Years Ended December 31, 2004 vs. 2003
			Total Increase (Decrease)
	Increase/(Decrease) Due to
	Volume	Rate
	(In Thousands)
Interest-earning assets:
Loans receivable	$ 111	$ (89)	$ 22
Mortgage-backed and related securities . .	(151)	2	(149)
Investment securities and FHLB stock	47	(269)	(222)
Interest-bearing deposits and other	(6)	10	4
Total interest-earning assets	$ 1	$(346)	$(345)

Interest-bearing liabilities:
Savings deposits	$ (5)	$ (46)	$ (51)
Demand and NOW deposits	1	(12)	11
Certificate accounts	-	(109)	(109)
Borrowings	30	(10)	20
Total interest-bearing liabilities	26	(177)	(151)

Net interest income	$ (25)	$(169)	$(194)

          Provision for Loan Losses. We did not have a net provision for loan losses for the year ended December 31, 2004 or for the year ended December 31, 2003. The lack of a provision for loan losses in each comparative year was primarily related to the overall level of the allowance for loan losses and a stabilization in the overall asset quality of the loan portfolio. Our level of nonperforming loans, consisting of nonaccruing loans and loans delinquent more than 90 days, decreased by $210,000 to $791,000 at December 31, 2004 from $1.0 million at December 31, 2003. Our nonperforming loans totaled 1.8% of net loans receivable at December 31, 2004, compared to 2.6% of net loans receivable at December 31, 2003. Our allowance for loan losses was $743,000 at December 31, 2004, representing 93.9% of non-performing loans and 1.7% of net loans receivable. At December 31, 2003 the allowance for loan losses was $759,000, representing 75.8% of non-performing loans and 2.0% of net loans receivable. At December 31, 2004, we had $51,000 in real estate owned compared to no real estate owned at December 31, 2003.

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

          Our methodology focuses on four separate areas of our loan portfolio. The first part of our analysis considers classified loans and assigns a specific loss factor to the balance of each classified loan. Pre-established loss factors are specified by written policy but may be adjusted upwards at management's discretion. The second part of our analysis reviews all large borrower and "watch list" credit relationships, less any classified loans. A large borrower, for purposes of our analysis is one that has an aggregate outstanding credit relationship with us of $400,000 or more. Each of these relationships is assigned a potential loss factor based on management's judgement. Each of these loss factors must be less than the minimum loss factor that can be assigned a classified loan. The third part of our analysis assigns consistent loss factors to the remaining portfolio, segmenting loans into three categories: those secured by one-to-four family residences; those secured by multi-family and commercial real estate loans; and those secured by consumer loans. The fourth section of our analysis considers other factors, including the overall current delinquency trend, current and forecast local economic conditions, management's adherence to established underwriting guidelines and the level of nonperforming loans in relation to the allowance for loan losses. Depending on management's judgmental determination within a pre-established range, a percentage factor is assigned to each item as just described. This section adds from between 7 percent and 32 percent of the aggregate allocation of sections one and two to the final allowance for loan loss sufficiency determination. All four sections and are added together and compared, on a quarterly basis, to our overall allowance for loan losses. Sections one and two are considered specifically allocated to identified loans or lending relationships. Section three and four are considered unallocated.

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

          Non-interest Income. Non-interest income increased $104,000 to $326,000 for the year ended December 31, 2004 as compared to $222,000 one year prior. Service fee and other income totaled $43,000 in 2004, as compared to $35,000 in 2003, an increase of $8,000, or 22.9%. Gain on sale of investments was the primary contributor to non-interest income in both 2004 and 2003, contributing $283,000 and $187,000 to non-interest income in each respective year. The $104,000 increase in non-interest income was mostly attributable to the amount of Freddie Mac shares sold in the respective

NEXT PAGE

periods. During 2004, we sold 4,000 shares of Freddie Mac stock, contributing $252,000 to gain on sale of investments. During 2003, we sold 1,500 shares of Freddie Mac stock, contributing $81,000 to gain on sale of investments. As of December 31, 2004 we owned 25,000 shares of Freddie Mac stock, with an aggregate market value of $1.8 million. The remaining gain on sale of investments in each period was derived from the sale of selected mortgage backed and related securities and callable U.S. Agency debentures.

          Non-interest Expense. Non-interest expense decreased $58,000, or 3.2%, for the year ended December 31, 2004 as compared to the same period in 2003. Compensation experienced the second largest decline of any non-interest expense item, decreasing $33,000 on a comparative year to year basis. This decrease was primarily attributable to the retirement of two officers during 2003. This decrease was due to lower average employee staffing levels in 2004 as compared to 2003. However, further staff additions are possible, as the overall staffing level of the Company is assessed. The other significant factor contributing to the decline in non-interest expense on a year to year basis was a $39,000 reduction in legal and audit expense. The decline in legal and audit expense was attributable to cost containment measures implemented by management in these areas. Equity in loss of limited partnership also declined $7,000 in 2004 as compared to 2003.

          Partially offsetting the items contributing to the decrease in non-interest expense were an increase in franchise taxes and other operating expense. Franchise taxes increased $13,000 in 2004 as compared to 2003 because of increased capital levels at the subsidiary. The franchise tax rate remained unchanged in each comparative year. Occupancy and equipment expense was $12,000 higher in 2004 as compared to 2003.

          Federal Income Taxes. The provision for federal income taxes totaled $448,000 for the year ended December 31, 2004, a decrease of $7,000, or 1.5% from the $455,000 provision for 2003. The decrease in the provision for federal income taxes was primarily due to pre-tax income being $34,000 lower in 2004 than in 2003. Additionally, the effective tax rate increased to 30.3% for 2004 as compared to 30.1% for 2003. The above effective tax rates differ from the statutory rate of 34% primarily due to our ownership interest in a low income housing tax credit program. The tax credits from this program are expected to last through 2006.

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

NEXT PAGE

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

          To manage the interest rate risk, we attempt to originate adjustable-rate loans; however, due to the low interest rate environment over the past several years, customer demand for fixed-rate loans has been strong. At December 31, 2004, adjustable-rate mortgage loans, including home equity lines of credit, totaled $14.3 million or 31.7% of our total gross loan portfolio. We also maintain a large portfolio of liquid assets which includes investment securities. Maintaining liquid assets, however, tends to reduce potential net income because liquid assets usually provide a lower yield than other interest-earning assets. Despite these strategies we are still more vulnerable to increases in interest rates than to decreases in interest rates given current market interest rate levels, as illustrated in the table below.

          The following table sets forth the change in Home Federal's net portfolio value at December 31, 2004, based on Office of Thrift Supervision models, and to a lesser extent, internal assumptions,

NEXT PAGE

that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement.

	December 31, 2004
	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Total Asset
Change in Rate	Amount	$ Change	% Change	NPV Ratio	BP Change
(Dollars in Thousands)

+300	$9,792	$(7,581)	(43.6)%	10.70%	(650)
+200	12,352	(5,021)	(28.9)	13.07	(413)
+100	15,505	(1,869)	(10.8)	15.77	(143)
---	17,374	---	---	17.20	---
-100	17,112	(261)	(1.5)	16.81	(39)
-200	NM	NM	NM	NM	NM
-300	NM	NM	NM	NM	NM
_______________________________
NM = not meaningful because some market interest rates would compute to a rate less than zero.

          In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of net portfolio value at each basis point increment. The third and fourth columns present Home Federal's actual position in dollar change and percentage change in net portfolio value at each basis point increment. The remaining columns present Home Federal's percentage change and basis point change in its net portfolio value as a percentage of portfolio value of total assets. At December 31, 2004, the Association was within interest rate risk policy limits established by its board of directors.

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

NEXT PAGE

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

          Liquidity management is an ongoing and long-term function of our asset/liability management strategy. Excess funds generally are invested in interest-bearing overnight deposits at other financial institutions and in short-term investment securities. If we require funds beyond our ability to generate deposits, additional sources of funds are available. Our most liquid assets are cash and cash equivalents. At December 31, 2004, cash and cash equivalents totaled $6.2 million compared to $7.3 million at December 31, 2003. We monitor and review liquidity regularly and maintain a $3.2 million line of credit with a commercial bank which can be accessed immediately. Additionally, we have the ability to borrow funds from the FHLB of Cincinnati. However, at December 31, 2004, due to existing outstanding advances, we had no unused borrowing capacity from the FHLB of Cincinnati.

          At December 31, 2004, we had $566,000 in loan origination and no investment security purchase commitments outstanding, respectively. At the same date, the unadvanced portion of construction and other loans was $1.1 million. Additionally, the unused portion of home equity lines of credit at December 31, 2004 was $1.9 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2004, totaled $19.0 million. We did not have any investment or mortgage-related securities scheduled to mature in one year or less at December 31, 2004. Based on historical experience, we believe that a significant portion of maturing deposits will remain with us. We believe, based on our current balance sheet structure and our ability to acquire funds from various sources, that our liquidity is adequate.

          We anticipate a one time net gain of approximately $217,048, after tax, to be realized no later than the third quarter of fiscal year 2005. The one time gain is associated with the agreement announced by Harland Financial Solutions, Inc. for the cash acquisition of the outstanding shares of common stock of Intrieve Incorporated, which includes the shares we own. We could realize additional gains of up to $22,625, after tax, during the year following the closing of the acquisition, if certain additional criteria in the acquisition agreement are satisfied. Intrieve Incorporated is our data service provider.

NEXT PAGE

Capital

          Total equity was $16.4 million at December 31, 2004, or 16.5% of total assets on that date. Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. As of December 31, 2004, Home Federal exceeded all capital requirements of the Office of Thrift Supervision. Our regulatory capital ratios at December 31, 2004 were as follows: Tier I (leverage) capital, 14.2%; Tier I risk-based capital, 33.65%; and Total risk-based capital, 36.9%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0%, and 10.0%, respectively.

Recent Accounting Pronouncements

          See Note A of the Notes to Consolidated Financial Statements contained in this Annual Report to Stockholders regarding recent accounting pronouncements.

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

Disclosure Regarding Forward-Looking Statements

          First Niles and Home Federal may from time to time make written or oral "forward-looking statements." These forward-looking statement may be contained in this Annual Report to Shareholders, in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB and the exhibits thereto, and in other communications by us, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements.

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

NEXT PAGE

[LETTERHEAD OF ANNESS GERLACH & WILLIAMS]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Niles Financial, Inc.
Niles, Ohio

          We have audited the consolidated statements of financial condition of First Niles Financial, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Niles Financial, Inc. and subsidiary as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Anness, Gerlach & Williams

Youngstown, Ohio
February 4, 2005

NEXT PAGE

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION FIRST NILES FINANCIAL, INC. AND SUBSIDIARY (In thousands, except share data)
	December 31
	2004	2003
ASSETS
Cash and cash equivalents:
Noninterest bearing	$ 1,075	$ 860
Interest bearing	5,103	6,428
TOTAL CASH AND CASH EQUIVALENTS	6,178	7,288
Securities:
Available-for-sale - at market	29,639	51,411
Held-to-maturity - at cost	18,148	295
Loans receivable	42,966	38,778
Accrued interest receivable	579	703
Federal Home Loan Bank stock, at cost (restricted)	1,141	1,095
Real estate investment - limited partnership, at equity	113	135
Prepaid expenses and other assets	111	33
Prepaid federal income taxes	65	-
Premises and equipment, at cost less accumulated depreciation	289	295

TOTAL ASSETS	$ 99,229	$ 100,033

LIABILITIES
Deposits	$ 61,458	$ 61,936
Accrued interest payable	130	132
Accounts payable and other liabilities	667	662
Federal Home Loan Bank advances	20,500	20,500
Federal income tax payable	-	20
Deferred federal income tax liability	61	153
TOTAL LIABILITIES	82,816	83,403

STOCKHOLDERS' EQUITY
Stockholders' equity:
Preferred stock, $.01 par value, authorized 500,000 shares, -0- shares issued and outstanding	-	-
Common stock, $.01 par value, authorized 6,000,000 shares; issued 1,754,411 shares	18	18
Additional paid-in capital	6,951	6,879
Retained earnings	14,316	14,078
Accumulated other comprehensive income:
Net unrealized gains on securities available for sale, net of related tax effects of $420 in 2004 and $516 in 2003	814	1,003
Common stock purchased by the Employee Stock Ownership Plan	(503)	(623)
Treasury stock - 369,858 shares in 2004 and 355,101 shares in 2003 at cost	(5,183)	(4,725)
TOTAL STOCKHOLDERS' EQUITY	16,413	16,630

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 99,229	$ 100,033

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NEXT PAGE

CONSOLIDATED STATEMENTS OF INCOME FIRST NILES FINANCIAL, INC. AND SUBSIDIARY (In thousands, except share data)

	Year Ended December 31
	2004	2003
Interest income:
Loans receivable:
First mortgage loans	$ 2,424	$ 2,404
Consumer and other loans	139	137
Mortgage-backed and related securities	888	1,037
Investments	1,346	1,568
Interest-bearing deposits	78	74
TOTAL INTEREST INCOME	4,875	5,220
Interest expense:
Deposits	1,045	1,215
Borrowings	924	904
TOTAL INTEREST EXPENSE	1,969	2,119

NET INTEREST INCOME	2,906	3,101

Provision for loan losses	-	-
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,906	3,101
Noninterest income:
Gain on sale of securities	283	187
Service fees and other	43	35
TOTAL NONINTEREST INCOME	326	222
Noninterest expense:
Equity in loss of limited partnership	21	28
General and administrative:
Compensation and benefits	1,046	1,078
Occupancy and equipment	96	85
Federal deposit insurance premiums	9	10
State franchise taxes	192	179
Other operating expense	388	430
TOTAL NONINTEREST EXPENSE	1,752	1,810
INCOME BEFORE INCOME TAXES	1,480	1,513
Federal income taxes	448	455
NET INCOME	$ 1,032	$ 1,058
EARNINGS PER SHARE - BASIC	$ 0.79	$ 0.80
- DILUTED	$ 0.78	$ 0.79

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NEXT PAGE

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FIRST NILES FINANCIAL, INC. AND SUBSIDIARY For the years ended December 31, 2004 and 2003 (In thousands, except share data)
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gains on Securities Available for Sale	Common Stock Purchased by the Employee Stock Ownership Plan	Treasury Stock	Total
Balance January 1, 2003	$ 18	$ 6,818	$ 13,766	$ 2,013	$ (749)	$ (3,533)	$ 18,333
Comprehensive income:
Net income	-	-	1,058	-	-	-	1,058
Other comprehensive income, net of tax:
Change in unrealized gains on securities of ($887), net of reclassification adjustment for gains included in net income of $123	-	-	-	(1,010)	-	-	(1,010)

Total comprehensive income	-	-	1,058	(1,010)	-	-	48
Cash dividends - $.57 per share	-	-	(746)	-	-	-	(746)
ESOP shares allocated to employees	-	77	-	-	126	-	203
Purchase of shares for treasury (105,112 shares)	-	-	-	-	-	(1,692)	(1,692)
Exercised stock options, net of tax	-	(16)	-	-	-	500	484
BALANCE DECEMBER 31, 2003	18	6,879	14,078	1,003	(623)	(4,725)	16,630
Comprehensive income:
Net income	-	-	1,032	-	-	-	1,032
Other comprehensive income, net of tax:
Change in unrealized gains on securities of $2, net of reclassification adjustment for gains included in net income of $187	-	-	-	(189)	-	-	(189)

Total comprehensive income	-	-	1,032	(189)	-	-	843
Cash dividends - $.61 per share	-	-	(794)	-	-	-	(794)
ESOP shares allocated to employees	-	89	-	-	120	-	209
Purchase of shares for treasury (68,908 shares)	-	-	-	-	-	(1,199)	(1,199)
Exercised stock options, net of tax	-	(17)	-	-	-	741	724
BALANCE DECEMBER 31, 2004	$ 18	$ 6,951	$ 14,316	$ 814	$ (503)	$ (5,183)	$ 16,413

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NEXT PAGE

CONSOLIDATED STATEMENTS OF CASH FLOWS FIRST NILES FINANCIAL, INC. AND SUBSIDIARY (In thousands)
	Year Ended December 31
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 1,032	$ 1,058
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	4	193
Depreciation	29	27
Amortization of deferred loan fees and costs	(26)	(26)
Amortization of discounts and premiums on investments and mortgage-backed and related securities, net	62	67
Gain on sale of securities	(283)	(187)
ESOP shares allocated	209	203
Equity in loss of limited partnership	21	28
Loss on sale of fixed asset	13	11
Federal Home Loan Bank stock dividends	(45)	(42)

	1,016	1,332
(Increase) decrease in accrued interest receivable and prepaid expenses and other assets	(18)	81
Increase (decrease) in accrued interest payable, accounts payable and other liabilities	28	(613)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,026	800
CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available-for-sale securities:
Sales	1,692	5,220
Maturities, prepayments and calls	33,014	31,878
Purchases	(12,999)	(45,187)
Activity in held-to-maturity securities:
Maturities, prepayments and calls	2,147	3,055
Purchases	(20,000)	-
Decrease in interest-bearing deposits with banks	1,324	2,787
(Increase) decrease in loans receivable	(4,161)	1,452
Sale of fixed asset	4	7
Purchase of premises and equipment	(39)	(5)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	982	(793)
CASH FLOWS FROM FINANCING ACTIVITIES
Purchases of treasury stock	(1,199)	(1,692)
Dividends paid	(794)	(746)
Decrease in savings accounts	(1,054)	(353)
Increase in certificates of deposit	575	1,394
Proceeds of Federal Home Loan Bank advances	-	1,000
Proceeds from exercise of stock options	679	484
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,793)	87
NET INCREASE IN CASH	215	94
CASH AT BEGINNING OF YEAR	860	766
CASH AT END OF YEAR	$ 1,075	$ 860
Cash paid during the period for:
Interest	$ 1,971	$ 2,131
Income taxes	$ 485	$ 230

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

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
December 31, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities and Mortgage-Backed and Related Securities:

          The Company accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading or available-for-sale. Securities classified as held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discount using methods that approximate the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments, only if the Association has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available-for-sale are carried at fair value with resulting unrealized gains or losses recorded to operations or equity, respectively. At December 31, 2004 and 2003, the Company's equity accounts reflected net unrealized gains of $.8 million and $1.0 million, respectively, on securities designated as available-for-sale. Realized gains or losses on sales of securities are recognized using the specific identification method.

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

Loan Origination Fees and Costs:

          The Association accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan. Total unamortized fees and costs of $211,000 and $119,000, respectively, are carried with outstanding loan balances at December 31, 2004.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

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

          At December 31, 2004, the Association identified four loans with a carrying value of $625,000 as impaired due to uncertain conditions and delinquent payments. Accrual of interest on these loans has been suspended. Contractual interest not recognized for 2004 was $54,000. The portion of the allowance for loan loss relating to the impaired loans at December 31, 2004 totaled $265,000. The average recorded investment in these loans for 2004 was $790,000. The carrying value of loans 90 days past due and still accruing was $167,000 at December 31, 2004.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          At December 31, 2003, the Association identified eight loans with a carrying value of $954,000 as impaired due to uncertain conditions and delinquent payments. Accrual of interest on these loans has been suspended. Contractual interest not recognized for 2003 was $62,000. The portion of the allowance for loan loss relating to the impaired loans at December 31, 2003 totaled $332,000. The average recorded investment in these loans for 2003 was $797,000. The carrying value of loans 90 days past due and still accruing was $47,339 at December 31, 2003.

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

December 31, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

          A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis for 2004 and 2003 is as follows:

	2004	2003
Basic weighted-average shares	1,305,286	1,319,508
Diluted weighted-average shares	1,319,091	1,341,174

          At December 31, 2004 and 2003, there were outstanding options to purchase 55,971 and 110,472 shares, respectively, of common stock at an exercise price of $12.53.

Reclassifications:

          Certain prior year amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

Recent Accounting Pronouncements:

          FASB Staff Position (FAS) has issued Emerging Issues Task Force (EIFT) Issue 03-1 and suspended portions of it with EIFT issue 03.1-1 which pertains to "The Meaning of Other- Than-Temporary Impairment and the Application to Certain Investments." Management does not believe that complete implementation of EIFT Issue 03-1 will result in an adverse impact to the financial operations or position.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Effects of Recent Accounting Pronouncements:

          In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision SFAS No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the awarded - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

          Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

          Excess tax benefits, as defined by SFAS 123R, will be recognized as an addition to additional paid in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital to which it can be offset.

          Compensation cost is required to be recognized beginning in the first interim or annual period that begins after June 15, 2005, or July 1, 2005 as to the Corporation. Management is currently assessing the impact of 123R on the Corporation's results of operations.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE B - INVESTMENT SECURITIES

Available-for-Sale:

          The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for available-for-sale securities are summarized as follows:

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
FHLMC common stock	$ 24	$ 1,818	$ -	$ 1,842
Mortgage-backed securities	16,367	2	(486)	15,883
U.S. Agencies - callable:
Due after one year to five years	4,000	-	(34)	3,966
Due after five to ten years	4,000	-	(61)	3,939
Due after ten years	3,999	20	(25)	3,994
Other	15	-	-	15
TOTALS	$ 28,405	$ 1,840	$ (606)	$ 29,639

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
FHLMC common stock	$ 28	$ 1,663	$ -	$ 1,691
Mortgage-backed securities	25,853	48	(583)	25,318
U.S. Agencies - callable:
Due after one year to five years	2,000	30	-	2,030
Due after five to ten years	8,000	111	(63)	8,048
Due after ten years	13,996	320	(7)	14,309
Other	15	-	-	15
TOTALS	$ 49,892	$ 2,172	$ (653)	$ 51,411

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2004 and 2003

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

Held-to-Maturity:

          The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for securities held-to-maturity are summarized as follows:

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
U.S. Agencies - callable:
1-5 years	$ 10,000	$ 5	$ (35)	$ 9,970
5-10 years	8,000	1	(29)	7,972
Due after 10 years	-	-	-	-
Mortgage-backed and related securities	148	1	-	149
TOTALS	$ 18,148	$ 7	$ (64)	$ 18,091

December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
(In thousands)
Mortgage-backed and related securities	$ 295	$ 4	$ -	$ 299
TOTALS	$ 295	$ 4	$ -	$ 299

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE B - INVESTMENT SECURITIES (CONTINUED)

          The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2004.

	Less than Twelve Months		More than Twelve Months
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Held to maturity:
U.S. Agencies	$11,936	$ 64	$ -	$ -
Available for sale:
Mortgage-backed securities	3,653	39	11,547	447
U.S. Agencies	8,880	120	-	-
	$24,469	$ 223	$11,547	$ 447

          During 2004, the Association sold available-for-sale securities for total proceeds of $1.7 million resulting in gross realized gains of $283,000.

          During 2003, the Association sold available-for-sale securities for total proceeds of $5.2 million resulting in gross realized gains of $187,000.

NOTE C - LOANS RECEIVABLE

          The composition of the loan portfolio is as follows:

	December 31
	2004	2003
	(In thousands)
Real estate mortgage (primarily one-to-four family residential)	$ 30,405	$ 27,503
Construction and development	2,967	2,189
Commercial real estate	8,046	7,362
Consumer and other	403	421
Home equity lines of credit	1,776	1,947
Loans on deposits	112	115
	43,709	39,537
Less allowance for loan losses	743	759
TOTALS	$42,966	$38,778

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE C - LOANS RECEIVABLE (CONTINUED)

          In the ordinary course of business, the Association has granted loans to some of its officers, directors and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1.7 million and $1.8 million at December 31, 2004 and 2003, respectively. During the years ended December 31, 2004 and 2003, loans of $204,000 and $794,000, respectively, were made to officers, directors and their related interests, while principal repayments of $230,000 and $611,000 were received from related parties during 2004 and 2003, respectively.

          The Association's lending efforts have historically focused on one-to-four family residential real estate loans and construction loans, which comprise approximately $32.2 million, or 74%, of the total loan portfolio at December 31, 2004, and $29.1 million, or 74% of the total portfolio at December 31, 2003. Historically, such loans have been conservatively underwritten with cash down payments sufficient to provide the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values.

          The activity in the allowance for loan losses is summarized as follows:

	December 31
	2004	2003
	(In thousands)
Balance at beginning of year	$ 759	$ 762
Provision reflected in operations	-	-
Less loans charged off	(16)	(3)
Recovery	-	-
BALANCE AT END OF YEAR	$ 743	$ 759

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

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

          Condensed financial information extracted from preliminary accounting information for year 2004 and unaudited information for year 2003 for the entire partnership is summarized as of and for the years ended December 31, 2004 and 2003 as follows:

	2004	2003
	(In thousands)
Balance Sheet:
Investment in real estate	$ 3,762	$ 3,964
Total assets	3,877	4,079
Mortgage payable	2,678	2,738
Partners' equity	497	609

Operations:
Rental income	583	598
Net loss	112	219

NOTE E - PREMISES AND EQUIPMENT

          Premises and equipment are summarized as follows:

	December 31
	2004	2003
	(In thousands)
Land	$ 32	$ 32
Building and building improvements	514	508
Furniture, equipment and vehicles	311	367
	857	907
Less accumulated depreciation	568	612
TOTALS	$ 289	$ 295

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE F - DEPOSITS

          Substantially all deposits are interest bearing. The type of deposit accounts are summarized as follows:

	December 31
	2004	2003
	(In thousands)
Savings and transaction accounts	$ 27,243	$ 28,401
Certificates of deposit	34,215	33,535
TOTALS	$ 61,458	$ 61,936

          Deposits in excess of $100,000 are not federally insured. At December 31, 2004 and 2003, the aggregate amount of individual deposits in excess of $100,000 was $16.9 million and $15.8 million, respectively.

          Scheduled maturities of certificates of deposit are as follows:

	December 31
	2004	2003
	(In thousands)
Within one year	$ 19,027	$ 22,595
One to two years	8,961	4,467
Two to three years	4,902	2,953
Three to four years	1,325	2,314
Four to five years	-	1,206
TOTALS	$ 34,215	$ 33,535

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE G - FEDERAL INCOME TAXES

	Year Ended December 31
	2004	2003
	(In thousands)
Income tax expense is summarized as follows:
Federal:
Current	$ 444	$ 262
Deferred	4	193
TOTALS	$ 448	$ 455

          The provision for federal income taxes on earnings differ from that computed at the statutory rate of 34% as follows:

	Year Ended December 31
	2004	2003
	(In thousands)
Federal taxes computed at statutory rate	$ 503	$ 514
Increase (decrease) resulting from:
Limited partnership tax credits	(78)	(78)
Dividends received deduction	(8)	(7)
Other	31	26
FEDERAL INCOME TAX PROVISION	$ 448	$ 455
Effective federal income tax rate	30.3%	30.1%

          The components of the net deferred tax liability are as follows:

	December 31
	2004	2003
	(In thousands)
Deferred tax liabilities:
Federal Home Loan Bank stock dividends	$ (152)	$ (136)
Unrealized gains on securities available for sale	(420)	(516)
TOTAL DEFERRED TAX LIABILITIES	(572)	(652)
Deferred tax assets:
Deferred compensation	134	134
Allowance for loan losses	252	258
Imputed loan interest	61	48
ESOP	27	26
Loan fees	28	29
Depreciation	3	4
Sale of FHLMC options	6	-
TOTAL DEFERRED TAX ASSETS	511	499
NET DEFERRED FEDERAL INCOME TAX LIABILITY	$ (61)	$ (153)

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE G - FEDERAL INCOME TAXES (CONTINUED)

          The Association was previously allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2004, includes approximately $2.5 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $863,000 at December 31, 2004.

          The Association's tax credits arise from an investment in a qualified low-income housing limited partnership. The credit is subject to partial recapture in the event the project fails to comply with regulations pertaining to qualifying basis. At December 31, 2004, the partnership had maintained its qualifying basis. In the event of recapture, the Association would have to repay $219,000 of credits used plus nondeductible interest.

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

          Federal Home Loan Bank (FHLB) advances, collateralized at December 31, 2004 by pledge of all qualifying one-to-four family residential and multi-family mortgage loans and $1,000,000 of interest-bearing time deposits, are issued by FHLB at either a fixed rate of interest or at a fixed rate for an initial period until a quarterly option exercisable by the FHLB may convert the issue to a variable rate. Each advance is subject to a prepayment penalty if paid prior to its maturity date, except for when prior to maturity, an advance is converted to a variable rate. In the event of such conversion, the advance may be prepaid without penalty at conversion and on a quarterly basis thereafter. The following table summarizes the advances.

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

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT
     (CONTINUED)

          At December 31, 2003, the outstanding advances from FHLB totaled $20.5 million at a weighted-average rate of 4.51%.

          The Association maintains a $3.2 million unsecured line of credit with another financial institution. At December 31, 2004 and 2003, the line of credit was not used and fully available.

NOTE I - EMPLOYEE BENEFIT PLANS

Stock Option Plan:

          The Board of Directors adopted a Stock Option Plan that provided for the issuance of 175,440 shares of authorized, but unissued shares of common stock at fair value at the date of grant. During 1999, the Company granted options to purchase 157,896 shares at an exercise price of $12.53 per share.

          A summary of the status of the Company's stock option plan as of December 31, 2004 and 2003 and changes during the period ended on those dates is presented below:

	2004		2003
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	110,472	$12.53	149,124	$12.53
Granted	-	-	-	-
Exercised	54,151	12.53	38,652	12.53
Forfeited	350	-	-	-
Outstanding at end of year	55,971	$12.53	110,472	$12.53
Options exercisable at year-end	55,971	$12.53	110,472	$12.53

          The following information applies to options outstanding at December 31, 2004:

Number outstanding	55,971
Weighted-average exercise price	$12.53
Weighted-average remaining contractual life	7.0 years

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

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

          Pro forma effects on earnings arising from stock based compensation have been omitted for 2004 and 2003 in that no options were granted in those years.

Employee Stock Ownership Plan:

          The Company has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Company accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the average fair value of ESOP shares allocated to participants during a given fiscal year. The shares released to participant accounts are based upon the principal and interest payments of the underlying debt. As shares are committed to be released, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computation. The expense related to the ESOP totaled $209,000 and $203,000 for years 2004 and 2003, respectively. Dividends paid on unallocated shares are used to pay debt service. At December 31, 2004 and 2003, the ESOP held 73,912 and 91,488 unallocated shares with a fair market value of $1.3 million and $1.6 million, respectively, for each year. Allocated shares at December 31, 2004 and 2003 were 127,613 and 110,097, respectively. The remaining unpaid cost of the original unallocated shares at December 31, 2004 and 2003 is $503,000 and $623,000, respectively, which is presented as common stock purchased by the Employee Stock Ownership Plan in stockholders' equity.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE I - EMPLOYEE BENEFIT PLANS (CONTINUED)

Nonqualified Deferred Compensation Plan:

          The Directors of the Association had approved a nonqualified deferred compensation plan for certain officers which provided for retirement benefits of specified amounts for each executive. The agreements had been subject to annual renewal, however, the Directors elected to terminate this agreement at the conclusion of the plan year ended August 31, 1998. Accrued deferred compensation in the amount of $396,000 at December 31, 2004 and 2003 is payable in a lump sum upon the executive's death, disability, voluntary resignation, or termination by the Association without cause.

NOTE J - TREASURY STOCK

          During 2003, the Board of Directors authorized two repurchase plans of up to 69,865 and 141,477 shares, respectively, of its common stock in the open market or private transaction. The repurchased shares are to be held in the treasury and used for general corporate purposes including use in the Company's benefit plans. During 2004 and 2003, the Company purchased 68,908 and 105,112 shares at a cost of $1.2 million and $1.7 million, respectively.

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

          At December 31, 2004, the Association had outstanding commitments of approximately $1.7 million to originate fixed and variable rate residential real estate loans and $1.9 million of variable rate home equity lines of credit. The average interest rate of loan commitments and home equity lines of credit was 6% at December 31, 2004. In the opinion of management, the outstanding loan commitments equaled or exceeded prevalent market interest rates and such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

          From time to time, and in the ordinary course of business, the Company becomes a party to matters of litigation. In the opinion of the Company's counsel, there are no claims, asserted or unasserted, the resolution of which would have a material affect on the Company's consolidated financial statements.

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS

          The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 2004 and 2003.

	December 31
	2004		2003
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
	(In thousands)
Cash and equivalents	$ 6,178	$ 6,178	$ 7,288	$ 7,288
Securities:
Available-for-sale	29,639	29,639	51,411	51,411
Held-to-maturity	18,148	18,091	295	299
Federal Home Loan Bank stock	1,141	1,141	1,095	1,095
Loans	42,966	43,212	38,778	39,643
Accrued interest receivable	579	579	703	703
Deposits:
Checking, savings and money market	(27,243)	(27,243)	(28,401)	(28,401)
Certificates of deposit	(34,215)	(34,384)	(33,535)	(33,943)
Accrued interest payable	(130)	(130)	(132)	(132)
Federal Home Loan Bank advances	(20,500)	(21,426)	(20,500)	(22,077)

          For purposes of the above disclosures of estimated fair value, the following assumptions were used: the estimated fair value for cash and equivalents and accrued interest was considered to approximate cost; the estimated fair value for securities was based on quoted market values for the individual securities or for equivalent securities; the estimated fair value for loans was based on estimates of the rate the Association would charge for similar loans at December 31, 2004 and 2003, respectively, applied over estimated payment periods; the estimated fair value for demand and savings deposits was based on their carrying value; the estimated fair value for certificates of deposit was based on estimates of the rate the Company would pay on such obligations at December 31, 2004 and 2003, respectively, applied for the time period until maturity; the fair value of the advances at December 31, 2004 and December 31, 2003 was determined with reference to rates in effect for similar lending arrangements; and the estimated fair value of commitments was not material.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

          While these estimates of fair values are based on management's judgment of appropriate factors, there is no assurance that, if the Company had disposed of such items at December 31, 2004 or 2003, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2004 should not be considered to apply at any subsequent date.

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

          During the year 2004, the Association was notified by the OTS that it was categorized as "well capitalized" under the framework for prompt corrective action. To be categorized as "well capitalized," the Association must maintain capital ratios as set forth in the following schedule.

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2004 and 2003

NOTE M - REGULATORY CAPITAL (CONTINUED)

          As of December 31, 2004 and 2003, management believes that the Association met all capital adequacy requirements to which it was subject.

2004:
	Actual		To be Adequately Capitalized		To be "Well- Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tier 1 core capital	$ 13,623	14.2%	≥$3,842	≥4.0%	≥$4,802	≥5.0%

Total risk-based capital	$ 14,963	36.9%	≥$3,249	≥8.0%	≥$4,060	≥10.0%

Tier 1 risk-based capital	$ 13,623	34.6%	≥$1,624	≥4.0%	≥$2,436	≥6.0%

Tangible capital	$ 13,623	14.2%	≥$1,441	≥1.5%	*	*

2003:
	Actual		To be Adequately Capitalized		To be "Well- Capitalized" under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tier 1 core capital	$ 13,948	14.3%	≥$3,893	≥4.0%	≥$4,866	≥5.0%

Total risk-based capital	$ 15,191	38.6%	≥$3,147	≥8.0%	≥$3,934	≥10.0%

Tier 1 risk-based capital	$ 13,948	35.5%	≥$1,574	≥4.0%	≥$2,360	≥6.0%

Tangible capital	$ 13,948	14.3%	≥$1,460	≥1.5%	*	*

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

December 31, 2004 and 2003

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

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.

          The following condensed financial statements summarize the financial position of First Niles Financial, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended.

First Niles Financial, Inc.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003
(In thousands)

	2004	2003
ASSETS
Cash and cash equivalents:
Noninterest bearing	$ 9	$ 21
Interest bearing	1,576	877
	1,585	898
Mortgage loan receivable	289	294
Account receivable from Home Federal Savings and Loan Association of Niles	63	523
Investment in Home Federal Savings and Loan Association of Niles	14,437	14,951
Accrued interest receivable	2	2
Prepaid federal income tax	65	-
TOTAL ASSETS	$16,441	$16,668
LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses	$ 28	$ 18
Accrued federal income tax	-	20
TOTAL LIABILITIES	28	38
Stockholders' equity	16,413	16,630
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 16,441	$ 16,668

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2004 and 2003

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
    (CONTINUED)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2004 and 2003
(In thousands)

	2004	2003
Revenue:
Interest income	$ 26	$ 32
TOTAL REVENUE	26	32
General and administrative expenses	243	218
LOSS BEFORE INCOME TAX CREDITS AND EQUITY IN EARNINGS OF SUBSIDIARY	(217)	(186)
Income tax credits	(74)	(63)
LOSS BEFORE EQUITY IN EARNINGS OF SUBSIDIARY	(143)	(123)
Equity in earnings of subsidiary	1,175	1,181
NET INCOME	$ 1,032	$ 1,058

NEXT PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

First Niles Financial, Inc. and subsidiary

December 31, 2004 and 2003

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.
    (continued)

First Niles Financial, Inc.
CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004 and 2003
(In thousands)

	2004	2003
Cash flows from operating activities:
Net income for the period	$ 1,032	$ 1,058
Adjustments to reconcile net income to net cash provided by operating activities:
Excess distributions from consolidated subsidiary	325	319
Net decrease in due from subsidiary, accrued interest and prepaid expenses	649	176
Decrease in accounts payable and accrued expense	(9)	(21)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,997	1,532
Cash flows from investing activities:
Net decrease in loans receivable	5	4
Maturities of securities available-for-sale	-	324
Net (increase) decrease in interest bearing deposits	(700)	106
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(695)	434
Cash flows from financing activities:
Exercise of options	679	484
Dividends paid	(794)	(746)
Purchase of treasury stock	(1,199)	(1,692)
NET CASH USED IN FINANCING ACTIVITIES	(1,314)	(1,954)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12)	12

Cash and cash equivalents at beginning of period	21	9
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 9	$ 21
Noncash transaction:
Employee stock benefit plan transactions	$ 209	$ 203
Tax benefits from stock option plan	$ 44	$ -

NEXT PAGE

FIRST NILES FINANCIAL, INC.
SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2:00 p.m. local time, Wednesday, April 20, 2005, at the main office of First Niles, located at 55 North Main Street, Niles, Ohio.

COMMON STOCK AND DIVIDENDS

First Niles Financial, Inc.'s common stock trades on The Nasdaq SmallCap Market under the symbol "FNFI". At December 31, 2004, there were 1,754,411 shares of common stock issued, 1,384,553 shares of common stock outstanding and 442 shareholders of record.

The table below presents the quarterly range of high and low sales prices of First Niles' common stock for 2003 and 2004, as well as the amount of cash distributions declared during the stated periods. The price information set forth in the table below was provided by the Nasdaq Stock Market.

	HIGH	LOW	CASH DIVIDENDS DECLARED
First Quarter (ended March 31, 2003)	$16.60	$15.60	$0.14
Second Quarter (ended June 30, 2003)	$16.43	$15.19	$0.14
Third Quarter (ended September 30, 2003)	$17.25	$15.19	$0.14
Fourth Quarter (ended December 31, 2003)	$17.90	$16.43	$0.15

First Quarter (ended March 31, 2004)	$18.25	$16.67	$0.15
Second Quarter (ended June 30, 2004)	$19.30	$16.51	$0.15
Third Quarter (ended September 30, 2004)	$20.70	$16.85	$0.15
Fourth Quarter (ended December 31, 2004)	$19.90	$17.30	$0.16

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
   President, William Kramer ∓ Son

William Eddy
   President, Clinic of Osteopathic
   Medicine, Inc.

Ralph A. Zuzolo, Sr.
   Partner, Law Firm of Zuzolo, Zuzolo
   & Zuzolo

EXECUTIVE OFFICERS

William L. Stephens
   Chairman, President and Chief Executive
   Officer of First Niles Financial, Inc. and
   Home Federal Savings and Loan
   Association of Niles

Lawrence Safarek
   Vice President and Treasurer of First
   Niles Financial, Inc. and Home Federal
Savings and Loan Association of Niles
INDEPENDENT AUDITORS Anness, Gerlach & Williams, a Professional Corporation Certified Public Accountants 1275 Boardman-Canfield Road Youngstown, Ohio 44513	SPECIAL COUNSEL Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Avenue, N.W. Washington, D.C. 20005