Form 10KSB, Exhibit 13
period 2005-12-31
FIRST NILES FINANCIAL INC
filed 2006-03-31
CIK 1065823

Exhibit 13

2005 ANNUAL REPORT

[LOGO]

FIRST NILES FINANCIAL, INC.

Niles, Ohio

[FIRST NILES FINANCIAL, INC. LETTERHEAD]

                                March 24, 2006

To Our Stockholders:

As always, it is a pleasure to present the Annual Report to Stockholders of First Niles Financial, Inc. This past year has been one of slow but continued economic growth, coupled with generally rising short term interest rates. Such an environment has resulted in higher funding costs, which has had a negative impact on the earnings of our industry. Fortunately, our Company has been able to persevere in this environment as we recorded net income of $1,046,000 in 2005 and basic earnings per share of $.79. These levels were the second highest annual results since we became a public company in 1998.

Providing value to our stockholders was, as always, the continued focus of our attention during 2005. During the past year we paid dividends on our common stock of $0.64 per share, an increase of 4.9% from the $0.61 per share paid in 2004. I am both proud and pleased that we have been able to raise our dividend, on an annual basis, every year since we first started paying a dividend in 1999. Our dividend payment history now extends to twenty-eight consecutive quarters as of year-end 2005.

Our company’s strong financial condition provides flexibility for the management of our capital, while still leaving ample capital for future growth. At December 31, 2005, stockholders’ equity totaled approximately $16.4 million, or 16.6% of total assets.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Executive Overview

First Niles Financial, Inc. (“First Niles” or the “Company”) is a unitary, non-diversified holding company. First Niles has no significant operations outside those of its wholly-owned operating subsidiary, Home Federal Savings and Loan Association of Niles (“Home Federal” or the “Bank”). References in this Annual Report to “we,” “us,” and “our” refer to First Niles and/or Home Federal as the context requires.

Home Federal is a $98.5 million federally-chartered, stock institution. Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent and construction loans secured by first mortgages on one- to four-family residences. We also originate permanent and construction loans secured by first mortgages on commercial and multi-family real estate. To a much lesser extent, we originate consumer and commercial business loans. Competition from other financial institutions has, however, limited the volume of loans we have been able to originate and place in our portfolio. As a result, our excess funds are invested in short-term, lower-yielding investment and mortgage-backed and related securities. Additionally, we borrow funds from the Federal Home Loan Bank (“FHLB”) and reinvest the proceeds in investment securities at favorable interest rate spreads.

The level of competition in our market area is strong and dominated by commercial banks, with financial institutions of varying sizes and characteristics. In addition, our market area is projected to experience a continuing decrease in population and no meaningful increase in the number of households over the next several years. Niles and Trumbull County have per capita income and median household income lower than the medians for Ohio and the United States and in December 2005, Trumbull County also had an unemployment rate higher than both Ohio and the United States. These economic conditions and strong competition have generally resulted in reduced loan demand which, in turn, has resulted in a high concentration of investment securities and mortgage-backed and related securities in our portfolio compared to other savings institutions. In the event current economic and market conditions persist or worsen, and loan demand remains weak, we cannot give any assurances that we will be able to maintain or increase our mortgage loan portfolio, which could adversely affect our operations and financial results.

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

During 2005, short-term market interest rates generally increased steadily. Longer term interest rates increased at a much slower pace than short-term interest rates, resulting in a flattening of the yield curve. This interest rate environment is expected to prevail for the foreseeable future. This environment is likely to have a negative impact on our results of operations as our interest-bearing liabilities generally are priced in relation to short-term rates, while our interest-earning assets generally are priced in relation to long-term rates. In such a situation, the spread between our interest earning assets and our interest bearing liabilities would be expected to decrease. If both short-term and long-term interest rates increase to a similar degree and the slope of the yield curve remains essentially unchanged, our spread may still decrease because our interest-bearing liabilities reprice faster than our interest-earning assets.

During much of the past two years, management, in order to diminish the effect of the anticipated interest rate environments described above, generally shortened the average life of our investment portfolio and focused new purchases of securities into single step, U.S. agency securities. These securities typically have a fixed interest rate for two to three years and are callable, at various intervals, during this time. After this initial fixed interest rate period, the security is either called or the interest rate rises significantly, and the security is no longer callable. Management has focused its purchases of such securities to those with interest rate steps of at least 200 basis points. During the second half of 2005, in anticipation of an easing in Federal Reserve monetary policy, management began selectively purchasing longer term U.S. Agency securities that have relatively high spreads compared to existing U.S. Treasury issues. These securities generally yield 6.0%, or more, are commonly callable in one year or less and have maturities in the 8 to 15 year range.

As of December 31, 2005, total non-performing loans totaled 1.92% of total loans and .95% of total assets. At such date, our allowance for loan losses to non-performing loans was 82.1% and to net loans receivable was 1.57%. At December 31, 2005, we were in compliance with all applicable regulatory capital requirements and remain a “well capitalized” institution.

The following tables set forth selected consolidated financial information for the periods reported.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	December 31,
	2005	2004	2003
	(In thousands)
Selected Financial Condition Data:

Total assets	$98,516	$99,229	$100,033
Loans receivable, net	47,180	42,966	38,778
Securities - held to maturity	13,094	18,148	295
Securities - available for sale and FHLB stock	32,058	30,780	52,506
Deposits	60,802	61,458	61,936
Total borrowings	20,500	20,500	20,500
Shareholders’ equity	16,396	16,413	16,630

	Years Ended December 31,
	2005	2004	2003
	(In thousands, except per share amounts)
Selected Operations Data:

Total interest income	$4,898	$4,875	$5,220
Total interest expense	2,181	1,969	2,119

Net interest income	2,717	2,906	3,101
Provision (recovery) for loan losses	—	—	—

Net interest income after provision for loan losses	2,717	2,906	3,101
Fees and service charges	35	36	28
Gain on sales of investment securities	542	283	187
Other non-interest income	7	7	7

Total non-interest income	584	326	222
Total non-interest expense	1,814	1,752	1,810

Income before taxes and extraordinary item	1,487	1,480	1,513
Income tax provision	441	448	455

Net income	$1,046	$1,032	$1,058

Earnings per share – basic	$0.79	$0.79	$0.80
diluted	$0.79	$0.78	$0.79
Dividends per share	$0.64	$0.61	$0.57

	Years Ended December 31,
	2005	2004	2003
Selected Financial Ratios and Other Data:
Performance Ratios:

Return on assets (ratio of net income to average total assets)	1.05%	1.04%	1.06%
Return on equity (ratio of net income to average equity)	6.42	6.39	6.13
Interest rate spread:
Average during year	2.36	2.61	2.70
End of year	2.48	2.43	2.84
Net interest margin (net interest income divided by average interest-earning assets)	2.77	2.99	3.15
Ratio of operating expense to average total assets	1.79	1.75	1.78
Ratio of average interest-earning assets to average interest-bearing liabilities	1.18	1.19	1.21

Quality Ratios:
Non-performing assets to total assets at end of year	0.95%	0.85%	1.00%
Non-performing loans to loans receivable, net, end of year	1.92	1.84	2.58
Allowance for loan losses to non-performing loans, end of year	82.10	93.93	75.82
Allowance for loan losses to loans receivable, net, end of year	1.57	1.73	1.96

Capital Ratios:
Equity to total assets at end of year	16.64%	16.54%	16.62%
Average equity to average assets	16.29	16.34	17.24

Other Data:
Book value per common share outstanding	$11.84	$11.85	$11.88
Dividend payout ratio(1)	81.01%	77.22%	71.25%
Number of full-service offices	1	1	1

(1)	Dividends per share divided by earnings per common share and common share equivalent.

Critical Accounting Policies

Allowance for Loan Losses. The allowance for loan losses is a significant estimate that can and does change based on management’s assumptions about specific borrowers and current general economic and business conditions, among other factors. Management reviews the adequacy of the allowance for loan losses no less frequently than a quarterly basis. The evaluation of adequacy by management includes consideration of past loss experience, changes in the composition of the loan portfolio, the current condition and amount of loans outstanding, identified problem loans, information about specific borrower situations and estimated collateral values, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed.

Securities. Securities are classified as held to maturity or available for sale on the date of purchase. Only those securities classified as held to maturity, and which management has both the intent and ability to hold to maturity, are reported at amortized cost. Available for sale securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, included in accumulated other comprehensive income on the Consolidated Balance Sheet. The fair value of a security is determined based on quoted market prices. Realized gains and losses are reported within noninterest income in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. Available for sale and held to maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment, such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer and our intent and ability to hold the security. A decline in value that is considered to be other-than-temporary is recorded as a loss within noninterest income in the Consolidated Statements of Income. We believe that the price movements within our securities portfolio are dependent upon the movement in interest rates, particularly given the negligible inherent credit risk of these securities. We maintain our intent and ability to hold these securities.

Financial Condition

The following discussion compares our consolidated financial condition at December 31, 2005 to December 31, 2004 and the results of operations for the year ended December 31, 2005 with the year ended December 31, 2004. This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein.

Assets totaled $98.5 million at December 31, 2005, a decrease of $713,000, or 0.7%, from total assets of $99.2 million at December 31, 2004. Cash and cash equivalents decreased $1.6 million and total investment securities decreased $3.8 million during 2005. These decreases were partially offset by a $4.2 million increase in net loans receivable. As of December 31, 2005, securities were comprised of $30.9 million in securities available for sale and $13.1 million in securities held to maturity. During the past year securities available for sale increased by $1.2 million and securities held to maturity decreased $5.1 million. Approximately $9.0 million of the $13.1 million of investment securities held to maturity as of December 31, 2005, or 68.7%, mature within five years.

Our loan portfolio increased $4.2 million, or 9.8%, to $47.2 million at December 31, 2005, as compared to $43.0 million at December 31, 2004. During the past year, real estate loans increased by $4.1 million. Specifically, loans secured by residential properties, which included those secured by one-to-four family as well multi-family properties, increased $5.9 million and ended the year with an aggregate balance of $38.2 million. Commercial real estate loans decreased $230,000, ending the year with a balance of $6.4 million. Home equity lines of credit ended the year at $2.2 million, $486,000 more than at December 31, 2004. Loans for construction or development, decreased $1.5 million, ending the year with a balance of $2.3 million. Other consumer loans increased $78,000 during the year ended December 31, 2005 and ended the year with a balance of $314,000. Commercial business loans experienced a $57,000 increase during 2005 and ended with a balance of $224,000. Loans secured by deposits decreased from $113,000 in 2004 to $82,000 during 2005. The allowance for loan losses remained unchanged at $743,000 at December 31, 2005 as compared to December 31, 2004. The balance of the loan portfolio, as well as segments thereof, change for a number of reasons that are beyond our control, including customer demand, local economic conditions, changing demographic patterns, the general level of market interest rates and the terms offered by our competitors, as well as other reasons.

Deposits totaled $60.8 million at December 31, 2005, compared to $61.5 million at December 31, 2004, a decrease of $656,000, or 1.1%. During the year ended December 31, 2005, passbook, statement savings accounts, NOW accounts and money market deposit accounts decreased a collective $1.2 million. This decrease was partially offset by an increase in certificates of deposit of $540,000. The composition of deposits changes for a number of reasons that are beyond our control, as are listed in the above paragraph regarding our loan portfolio.

FHLB advances amounted to $20.5 million at December 31, 2005 and December 31, 2004. These advances were comprised of 12 different contracts, 10 of which have initial fixed rates, followed by variable rate conversion options, exercisable by the FHLB. Maturities of these 10 advances range from December 2010 through August 2011. At any conversion date, and quarterly thereafter, the advances can be prepaid without penalty. One FHLB advance, in the amount of $2.0 million, with an initial fixed rate and variable rate conversion option similar to those described above, converted during 2005 and was immediately paid off, without penalty. One other advance has a fixed rate and a remaining term as of December 31, 2005 of approximately eight months and may have a prepayment penalty if paid prior to maturity, depending on pre-established contractual terms, including the specific advance’s yield in relation to the yield on the investment portfolio of the

FHLB, as well as other factors. Another advance, which was acquired during 2005, has a variable rate set at 265 basis points below the prime rate and a remaining term as of December 31, 2005 of approximately 16 months and may be prepaid on a semi-annual basis without a penalty.

The advances from the FHLB were used to purchase investment securities at a favorable interest rate spread. See Note H of the Notes to Consolidated Financial Statements contained in this Annual Report to Stockholders for additional information on our FHLB advances.

Total equity at December 31, 2005 was $16.4 million, or 16.6% of total assets and was $17,000 lower than at year end 2004. The decrease in total equity during the year was attributable a $401,000 decrease in net unrealized gains on securities available for sale, partially offset by a collective $271,000 increase in retained earnings and paid in capital, and a $113,000 increase in common stock purchased by the Company’s Employee Stock Ownership Plan.

As of December 31, 2005 there was no share repurchase program in progress. At December 31, 2005 and December 31, 2004 there were 1,384,553 shares of common stock outstanding.

Results of Operations

Net Income. We recorded net income of $1.046 million for the year ended December 31, 2005, an increase of $14,000 or 1.4% from the $1.032 million recorded for the year ended December 31, 2004. This increase in net income was due to a $258,000 increase in noninterest income and a $7,000 decrease in the provision for income taxes, partially offset by a $189,000 decrease in net interest income, and a $62,000 increase in noninterest expense.

Our return on average assets was 1.05% for the year ended 2005, compared to 1.04% for the year ended 2004. Return on average equity was 6.42% for 2005, compared to 6.39% for 2004. Average equity to average assets was 16.64% for the year ended 2005, compared to 16.54% for the year ended 2004. During 2005 we paid aggregate, regular quarterly dividends on common stock totaling $839,000, or $0.64 per share. During 2004 we paid $794,000 in aggregate dividends on common stock, or $0.61 per share.

Net Interest Income. Net interest income for the year-ended December 31, 2005 was $2.7 million, a $189,000 decrease from net interest income of $2.9 million for the year-ended December 31, 2004. Our net interest spread during 2005 was 2.36%, a 25 basis point decrease from the 2.61% realized during 2004. Net interest margin decreased to 2.77% during 2005 from 2.99% in 2004, a decline of 22 basis points.

The decrease in net interest margin was caused by an increase in total interest expense of $212,000, or a 10.8% increase on a comparative year basis, partially offset by a $23,000, or 0.5%, increase in total interest income. Average interest-earning assets increased to $98.0 million in 2005 from $97.3 million during 2004, an increase of $698,000 or 0.7%. The increase in average interest-earning assets was primarily comprised of a $5.1 million increase in the average balance of investment securities and $3.7 million increase in average balance of loans receivable, partially offset by a $6.5 million decrease in the average balance of mortgage-backed and related securities and a $1.7 million decline in the average balance of interest bearing deposits from 2004 to 2005.

Total interest income increased from year-end 2004 to year-end 2005, primarily because of the increase in average earning assets. The overall yield on earning assets decreased one basis point, from 5.01% in 2004 to 5.00% in 2005. The decline in asset yield was primarily related to a decline on the yield on investment securities as management continued for much of the year with its strategy to shorten the average maturity of the investment portfolio to counter the effect of rising market interest rates.

The yield on our portfolio of loans receivable increased four basis points during 2005. The yield on our mortgage-backed and related securities portfolio increased by 17 basis points on a year to year basis. During 2004 and 2005, we did not purchase any mortgage-backed and related securities. The decrease in the average balance of these securities was primarily the result of principal paydowns related to regular monthly payments.

Adjustable rate loans comprised approximately 30.5% of our gross loan portfolio at December 31, 2005.

Our $1.1 million increase in interest-bearing liabilities was comprised chiefly of a $1.4 million increase in average borrowings which was partially offset by a $284,000 decrease in average deposits. Total interest expense increased $212,000, or 10.8%, from $2.0 million in 2004 to $2.2 million in 2005. A general increase in market interest rates and an increase in average borrowings were the primary reason for the increase in total interest expense. Overall, our cost of funds increased 24 basis points from 2.40% during 2004 to 2.64% during 2005. During 2005, the weighted average interest rate of our FHLB advances was 4.47%, four basis points lower than in 2004. Our cost of deposits increased 26 basis points, from 1.71% during 2004 to 1.97% during 2005. The average rate paid on our certificate of deposit accounts, our largest category of deposit accounts, increased 39 basis points, from 2.51% in 2004 to 2.90% for 2005. This increase was consistent with the steady rise in market interest rates during the year. The average rate of interest paid on savings deposits and demand and NOW accounts remained unchanged from 2004 to 2005.

See the tables below captioned “Average Balances, Interest Rates and Yields” and “Rate/Volume Analysis of Net Interest Income” for more detailed information regarding our net interest income.

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

	Year Ended December 31,
	2005				2004
	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable(1)	$45,594	$2,806		6.16%	$41,906	$2,563		6.12%
Mortgage-backed and related securities	13,902	629		4.52	20,399	888		4.35
Investment securities	32,201	1,254		3.89	27,054	1,300		4.81
FHLB stock	1,161	58		5.00	1,112	46		4.14
Interest-bearing deposits	5,131	151		2.94	6,820	78		1.14

Total interest-earning assets(1)	97,989	4,898		5.00	97,291	4,875		5.01

Noninterest earnings assets	2,762				2,261
Allowance for Loan Losses	(743)				(758)

Total Assets	$100,008				$98,794

Interest-Bearing Liabilities:
Savings deposits	$22,054	174		0.79%	$23,403	185		0.79%
Demand and NOW deposits	4,165	21		0.50	4,574	23		0.50
Certificate accounts	34,706	1,007		2.90	33,232	837		2.51
Borrowings	21,919	979		4.47	20,500	924		4.51

Total interest-bearing liabilities	82,844	2,181		2.64	81,709	1,969		2.40

Noninterest-bearing liabilities	871				937

Total Liabilities	83,715				82,646
Shareholders’ Equity	16,293				16,148

Total Liabilities & Equity	$100,008				$98,794

Net interest income		$2,717				$2,906

Net interest rate spread				2.36%				2.61%
Net earning assets	$15,145				$15,582

Net yield on average interest-earning assets				2.77%				2.99%
Average interest-earning assets to average interest-bearing liabilities		1.18	x			1.19	x

(1)	Calculated net of deferred loan fees, loan discounts and loans in process. Includes non-accrual loans.

Rate/Volume Analysis of Net Interest Income

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31, 2005 vs. 2004
	Increase/(Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
	(In Thousands)
Interest-earning assets:
Loans receivable	$227	$16	$243
Mortgage-backed and related securities	(296)	37	(259)
Investment securities and FHLB stock	226	(260)	(34)
Interest-bearing deposits and other	(14)	87	73

Total interest-earning assets	$143	$(120)	$23

Interest-bearing liabilities:
Savings deposits	$(11)	$—	$(11)
Demand and NOW deposits	(2)	—	(2)
Certificate accounts	38	132	170
Borrowings	63	(8)	55

Total interest-bearing liabilities	88	124	212

Net interest income	$55	$(244)	$(189)

Provision for Loan Losses. We did not have a net provision for loan losses for the year ended December 31, 2005 or for the year ended December 31, 2004. The lack of a provision for loan losses in each comparative year was primarily related to the overall level of the allowance for loan losses and a stabilization in the overall asset quality of the loan portfolio. Our level of nonperforming loans, consisting of nonaccruing loans and loans delinquent more than 90 days, increased by $114,000 to $905,000 at December 31, 2005 from $791,000 at December 31, 2004. Our nonperforming loans totaled 1.9% of net loans receivable at December 31, 2005, compared to 1.8% of net loans receivable at December 31, 2004. Our allowance for loan losses was $743,000 at December 31, 2005, representing 82.1% of non-performing loans and 1.6% of net loans receivable. At December 31, 2004 the allowance for loan losses was $743,000, representing 93.9% of non-performing loans and 1.7% of net loans receivable.

At December 31, 2005, we had $35,000 in real estate owned compared to $51,000 in real estate owned at December 31, 2004.

It is our policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current and anticipated economic conditions in our market area. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing assets.

Our methodology for determining the sufficiency of our allowance for loan losses focuses on four separate areas of our loan portfolio. The first part of our analysis considers all classified loans as determined by regulatory standards and assigns a specific loss factor to the balance of each classified loan. Minimum, pre-established loss factors are specified by written policy but may be adjusted upwards at management’s discretion. The second part of our analysis reviews all large borrower and “watch list” credit relationships, less any classified loans. A large borrower, for purposes of our analysis, is one that has an aggregate outstanding credit relationship with us of $400,000 or more. Each of these relationships is assigned a potential loss factor based on management’s judgment. Each of these loss factors must be less than the minimum loss factor that can be assigned a classified loan. The third part of our analysis assigns consistent loss factors to the remaining portfolio, segmenting loans into three categories: those secured by 1-4 family residences; those secured by multi-family and commercial real estate loans; and those secured by consumer loans. The fourth part of our analysis considers other factors, including the overall loan portfolio delinquency trend, current and forecasted local economic conditions, management’s adherence to established underwriting guidelines and the level of nonperforming loans in relation to the allowance for loan losses. Depending on management’s determination within a pre-established range, a percentage factor is assigned to each of the other factors in the fourth part of our analysis. This fourth part of the analysis adds between 7% and 32% of the aggregate allocation of parts one and two to the final allowance for loan loss sufficiency determination. All four parts are added together and compared, on a quarterly basis, to our overall allowance for loan losses. Parts one and two are considered specifically allocated to identified loans or lending relationships. Parts three and four are considered unallocated to any specific loans.

We will continue to monitor our allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. Although we maintain our allowance for loan losses at a level which we consider to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, our determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation, as part of their examination process, which may result in the establishment of an additional allowance.

Non-interest Income. Non-interest income increased $258,000 to $584,000 for the year ended December 31, 2005 as compared to $326,000 for the year ended December 31, 2004. Gain on sale of investments was the primary contributor to non-interest income in both 2005 and 2004, contributing $542,000 and $283,000 to non-interest income in each respective year. Service fee and other income totaled $42,000 in 2005, as compared to $43,000 in 2004, a decrease of $1,000, or 0.2%. The $258,000 increase in non-interest income was mostly attributable to a $345,000 gain realized from the disposition of the Bank’s interest in Intrieve Incorporated, which was acquired during 2005 by Harland Financial Solutions, Inc. Intrieve Incorporated, which was owned by numerous financial institutions, was also the primary data processing service provider to the Bank. This sale represents a one-time gain that will not be replicated in future periods.

Harland Financial Solutions, Inc. has continued to provide these services as primary data processing service provider. Additionally, during 2005, the Association sold 3,000 shares of Freddie Mac stock, contributing $181,000 to gain on sale of investment securities. The remaining gain on sale of investments of $16,000 in 2005 was due to the closing of covered call positions on Freddie Mac stock that we own as part of our investment portfolio. For comparison, during 2004, we sold 4,000 shares of Freddie Mac stock, contributing $251,000 to gain on sale of investments. The remaining gain on sale of investments in 2004 was derived from the sale of selected interest bearing investment securities. As of December 31, 2005 we owned 22,000 shares of Freddie Mac stock, with an aggregate market value of $1.4 million.

Non-interest Expense. Non-interest expense increased $62,000, or 3.5%, for the year ended December 31, 2005 as compared to the same period in 2004. This increase was primarily due to an $82,000 increase in legal and audit expense on a year to year comparative basis. This increase was primarily due to the Company’s exploration of possible strategic alternatives that could be implemented to mitigate the financial impact of various existing and potential regulatory costs, including the requirements of Sarbanes-Oxley. Additionally, on a comparative period basis, occupancy and equipment expense, other operating expense and equity in loss of limited partnership increased $9,000, $8,000 and $5,000 respectively. These increases were partially offset by a decline in compensation and benefits, our largest category of non-interest expense. On a comparative year to year basis compensation and benefits declined $42,000. This decrease was primarily attributable to lower retirement plan costs related to our Employee Stock Ownership Plan. Franchise taxes were essentially unchanged in 2005 as compared to 2004 because of similar capital levels at the subsidiary Bank. The franchise tax rate remained unchanged in each comparative year.

Federal Income Taxes. The provision for federal income taxes totaled $441,000 for the year ended December 31, 2005, a decrease of $7,000, or 1.7% from the $448,000 provision for 2004. The decrease in the provision for federal income taxes was primarily due to a lower effective tax rate in 2005 as compared to 2004. The effective tax rate decreased to 29.7% for 2005 as compared to 30.3% for 2004. The above effective tax rates differ from the statutory rate of 34% primarily due to our ownership interest in a low income housing tax credit program. The tax credits from this program are expected to last through 2006.

Asset and Liability Management; Market Risk Analysis

As stated above, we derive our income primarily from the excess of interest collected over interest paid. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. However, market interest rates change over time and our results of operations, like those of many financial institutions, are impacted by these and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is Home Federal’s most significant market risk.

Our operations are also affected by our level of income and expenses. Non-interest income includes service charges and fees and gain on sale of investments. Non-interest expenses primarily include compensation and benefits, occupancy and equipment expenses, deposit insurance premiums, legal compliance and data processing expenses. Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation and monetary and fiscal policy.

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Home Federal’s interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

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

Our Board of Directors is responsible for reviewing our asset and liability position. The Board performs a quarterly review of interest rate risk and trends, liquidity and capital ratios and related regulatory requirements. In addition, the Board reviews simulations of the effect of interest rates on Home Federal’s capital, net interest income and net income under various interest rate scenarios. Management of Home Federal is responsible for implementing the policies and decisions of the Board of Directors with respect to our asset and liability goals and strategies.

To manage the interest rate risk, we attempt to originate adjustable-rate loans; however, due to the low interest rate environment over the past several years, customer demand for fixed-rate loans has been strong. At December 31, 2005, adjustable-rate mortgage loans, including home equity lines of credit, totaled $15.1 million or 30.5% of our total gross loan portfolio. We also maintain a large portfolio of liquid assets which includes investment securities. Maintaining liquid assets, however, tends to reduce potential net income because liquid assets usually provide a lower yield than other interest-earning assets. Despite these strategies we are still more vulnerable to increases in interest rates than to decreases in interest rates given current market interest rate levels and trends, as illustrated in the table below.

The following table sets forth the change in Home Federal’s net portfolio value at December 31, 2005, based on Office of Thrift Supervision models, and to a lesser extent, internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement.

	December 31, 2005
	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Total Asset
Change in Rate	Amount	$ Change	% Change	NPV Ratio	BP Change
	(Dollars in Thousands)
+300	$10,857	$(7,700)	(41.5)%	11.84%	(662)
+200	13,356	(5,202)	(28.0)	14.14	(432)
+100	16,167	(2,390)	(12.9)	16.56	(190)
—	18,557	—	—	18.46	—
-100	19,166	609	3.3	18.81	35
-200	18,518	(39)	(0.2)	18.10	(36)
-300	NM	NM	NM	NM	NM

NM = not meaningful because some market interest rates would compute to a rate less than zero.

In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of net portfolio value at each basis point increment. The third and fourth columns present Home Federal’s actual position in dollar change and percentage change in net portfolio value at each basis point increment. The remaining columns present Home Federal’s percentage change and basis point change in its net portfolio value as a percentage of portfolio value of total assets. At December 31, 2005, Home Federal was within interest rate risk policy limits established by its Board of Directors.

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

Liquidity and Commitments

Home Federal’s primary sources of funds are deposits, repayments and prepayments of loans and securities and interest income. Although maturity and scheduled amortization of loans and securities are relatively predictable sources of funds, deposit flows and prepayments on loans and securities are influenced significantly by general interest rates, economic conditions and competition. Historically, we have been able to generate sufficient cash through our deposits and have only utilized borrowings to a limited degree. All borrowings incurred during the past year resulted from an opportunity to reinvest the proceeds at favorable interest rate spreads and was not related to liquidity needs.

Liquidity management is an ongoing and long-term function of our asset/liability management strategy. Excess funds generally are invested in interest-bearing overnight deposits at other financial institutions and in short-term investment securities. If we require funds beyond our ability to generate deposits, additional sources of funds are available. Our most liquid assets are cash and cash equivalents. At December 31, 2005, cash and cash equivalents totaled $4.6 million compared to $6.2 million at December 31, 2004. We monitor and review liquidity regularly and maintain a $3.2 million line of credit with a commercial bank which can be accessed immediately. Additionally, we have the ability to borrow funds from the FHLB of Cincinnati. At December 31, 2005, we had $7.2 in unused borrowing capacity from the FHLB of Cincinnati, including an existing $4.0 million cash management line of credit.

At December 31, 2005, we had $482,000 in loan origination commitments and no investment security purchase commitments outstanding, respectively. These commitments are generally expected to be funded within the next 30 days. At the same date, the unadvanced portion of construction and other loans was $1.6 million. These commitments are expected to be funded within the next 180 days. Additionally, the unused portion of home equity lines of credit at December 31, 2005 was $2.0 million. The commitment to fund the unused portion of a home equity line of credit may extend up to ten years. Certificates of deposit scheduled to mature in one year or less at December 31, 2005, totaled $27.0 million. We did not have any investment or mortgage-related securities scheduled to mature in one year or less at December 31, 2005. Based on historical experience, we believe that a significant portion of maturing deposits will remain with us. We believe, based on our current balance sheet structure and our ability to acquire funds from various sources, that our liquidity is adequate.

Capital

Total equity was $16.4 million at December 31, 2005, or 16.6% of total assets on that date. Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain a “well capitalized” institution in accordance with regulatory standards. As of December 31, 2005, Home Federal exceeded all capital requirements of the Office of Thrift Supervision. Our regulatory capital ratios at December 31, 2005 were as follows: Tier I (leverage) capital, 15.35%; Tier I risk-based capital, 34.79%; and Total risk-based capital, 37.54%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0%, and 10.0%, respectively.

Recent Accounting Pronouncements

Please see Note A of the Consolidated Financial Statements regarding recent accounting pronouncements.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Disclosure Regarding Forward-Looking Statements

First Niles and Home Federal may from time to time make written or oral “forward-looking statements.” These forward-looking statements may be contained in this Annual Report to Shareholders, in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB and the exhibits thereto, in our proxy statement for our annual meeting and in other communications by us, which are made in good faith pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

•	the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	inflation, interest rate, market and monetary fluctuations;

•	the timely development of and acceptance of new products and services of Home Federal and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services;

•	the willingness of users to substitute competitors’ products and services for our products and services;

•	our status as a public-reporting company;

•	the success of Home Federal in gaining regulatory approval of its products and services, when required;

•	the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	the impact of technological changes;

•	acquisitions;

•	changes in consumer spending and saving habits; and

•	our success at managing the risks involved in the foregoing.

The foregoing list of important factors is not exclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of First Niles or Home Federal.

FIRST NILES FINANCIAL, INC.

NILES, OHIO

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT

OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Years ended December 31, 2005 and 2004

—oo0oo—

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	PAGE 21

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION	22

CONSOLIDATED STATEMENTS OF INCOME	23

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	24

CONSOLIDATED STATEMENTS OF CASH FLOWS	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	26-48

—oo0oo—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

First Niles Financial, Inc.

Niles, Ohio

We have audited the consolidated statements of financial condition of First Niles Financial, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Niles Financial, Inc. and subsidiary as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Anness, Gerlach & Williams

Youngstown, Ohio

February 9, 2006

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

(In thousands, except share data)

	December 31
	2005	2004
ASSETS
Cash and cash equivalents:
Noninterest bearing	$1,488	$1,075
Interest bearing	3,103	5,103

TOTAL CASH AND CASH EQUIVALENTS	4,591	6,178
Securities:
Available-for-sale - at market	30,859	29,639
Held-to-maturity - at cost	13,094	18,148
Loans receivable	47,180	42,966
Accrued interest receivable	579	579
Federal Home Loan Bank stock, at cost (restricted)	1,199	1,141
Real estate investment - limited partnership, at equity	87	113
Prepaid expenses and other assets	337	111
Prepaid federal income taxes	119	65
Deferred federal income tax asset	141	—
Premises and equipment, at cost less accumulated depreciation	330	289

TOTAL ASSETS	$98,516	$99,229

LIABILITIES
Deposits	$60,802	$61,458
Accrued interest payable	152	130
Accounts payable and other liabilities	666	667
Federal Home Loan Bank advances	20,500	20,500
Deferred federal income tax liability	—	61

TOTAL LIABILITIES	82,120	82,816
STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Preferred stock, $.01 par value, authorized 500,000 shares, -0- shares issued and outstanding	—	—
Common stock, $.01 par value, authorized 6,000,000 shares; issued 1,754,411 shares	18	18
Additional paid-in capital	7,015	6,951
Retained earnings	14,523	14,316
Accumulated other comprehensive income:
Net unrealized gains on securities available for sale, net of related tax effects of $213 in 2005 and $420 in 2004	413	814
Common stock purchased by the Employee Stock Ownership Plan	(390)	(503)
Treasury stock - 369,858 shares at cost	(5,183)	(5,183)

TOTAL STOCKHOLDERS’ EQUITY	16,396	16,413

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$98,516	$99,229

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART

    OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

(In thousands, except share data)

	Year Ended December 31
	2005	2004
Interest income:
Loans receivable:
First mortgage loans	$2,660	$2,424
Consumer and other loans	147	139
Mortgage-backed and related securities	628	888
U.S. Agencies and other securities	1,312	1,346
Interest-bearing deposits	151	78

TOTAL INTEREST INCOME	4,898	4,875
Interest expense:
Deposits	1,202	1,045
Borrowings	979	924

TOTAL INTEREST EXPENSE	2,181	1,969

NET INTEREST INCOME	2,717	2,906

Provision for loan losses	—	—

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	2,717	2,906
Noninterest income:
Gain on sale of securities	542	283
Service fees and other	42	43

TOTAL NONINTEREST INCOME	584	326
Noninterest expense:
Equity in loss of limited partnership	26	21
General and administrative:
Compensation and benefits	1,004	1,046
Occupancy and equipment	105	96
Federal deposit insurance premiums	8	9
State franchise taxes	192	192
Other operating expense	479	388

TOTAL NONINTEREST EXPENSE	1,814	1,752

INCOME BEFORE INCOME TAXES	1,487	1,480

Federal income taxes	441	448

NET INCOME	$1,046	$1,032

EARNINGS PER SHARE - BASIC	$0.79	$0.79

- DILUTED	$0.79	$0.78

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART

    OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

For the years ended December 31, 2005 and 2004

(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gains on Securities Available for Sale	Common Stock Purchased by the Employee Stock Ownership Plan	Treasury Stock	Total
Balance January 1, 2004	$18	$6,879	$14,078	$1,003	$(623)	$(4,725)	$16,630

Comprehensive income:
Net income	—	—	1,032	—	—	—	1,032
Other comprehensive income, net of tax:
Change in unrealized gains on securities of $2, net of reclassification adjustment for gains included in net income of $187	—	—	—	(189)	—	—	(189)

Total comprehensive income	—	—	1,032	(189)	—	—	843

Cash dividends - $.61 per share	—	—	(794)	—	—	—	(794)
ESOP shares allocated to employees	—	89	—	—	120	—	209
Purchase of shares for treasury (68,908 shares)	—	—	—	—	—	(1,199)	(1,199)
Exercised stock options, net of tax	—	(17)	—	—	—	741	724

BALANCE DECEMBER 31, 2004	18	6,951	14,316	814	(503)	(5,183)	16,413
Comprehensive income:
Net income	—	—	1,046	—	—	—	1,046
Other comprehensive income, net of tax:
Change in unrealized gains on securities of $269, net of reclassification adjustment for gains included in net income of $132	—	—	—	(401)	—	—	(401)

Total comprehensive income	—	—	1,046	(401)	—	—	645

Cash dividends - $.64 per share	—	—	(839)	—	—	—	(839)
ESOP shares allocated to employees	—	64	—	—	113	—	177

BALANCE DECEMBER 31, 2005	$18	$7,015	$14,523	$413	$(390)	$(5,183)	$16,396

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART

    OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

(In thousands)

	Year Ended December 31
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,046	$1,032
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	5	4
Depreciation	35	29
Amortization of deferred loan fees and costs	(32)	(26)
Amortization of discounts and premiums on investments and mortgage-backed and related securities, net	38	62
Gain on sale of securities	(542)	(283)
ESOP shares allocated	177	209
Equity in loss of limited partnership	26	21
Loss on sale of fixed asset	—	13
Federal Home Loan Bank stock dividends	(58)	(45)

	695	1,016
Increase in accrued interest receivable and prepaid expenses and other assets	(280)	(18)
Increase in accrued interest payable, accounts payable and other liabilities	20	28

NET CASH PROVIDED BY OPERATING ACTIVITIES	435	1,026
CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available-for-sale securities:
Sales	560	1,692
Maturities, prepayments and calls	6,616	33,014
Purchases	(8,500)	(12,999)
Activity in held-to-maturity securities:
Maturities, prepayments and calls	5,054	2,147
Purchases	—	(20,000)
Decrease in interest-bearing deposits with banks	2,000	1,324
Increase in loans receivable	(4,182)	(4,161)
Sale of fixed asset	—	4
Purchase of premises and equipment	(76)	(39)

NET CASH PROVIDED BY INVESTING ACTIVITIES	1,472	982
CASH FLOWS FROM FINANCING ACTIVITIES
Purchases of treasury stock	—	(1,199)
Dividends paid	(839)	(794)
Decrease in savings accounts	(1,195)	(1,054)
Increase in certificates of deposit	540	575
Proceeds of Federal Home Loan Bank advances	2,000	—
Payment of Federal Home Loan Bank advances	(2,000)	—
Proceeds from exercise of stock options	—	679

NET CASH USED IN FINANCING ACTIVITIES	(1,494)	(1,793)

NET INCREASE IN CASH	413	215
CASH AT BEGINNING OF YEAR	1,075	860

CASH AT END OF YEAR	$1,488	$1,075

Cash paid during the period for:
Interest	$2,160	$1,971
Income taxes	$492	$485

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART

    OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Niles Financial, Inc. (the “Company”) is a savings and loan holding company whose activities are primarily limited to holding the stock of the Home Federal Savings and Loan Association of Niles (the “Association”). The Association conducts a general banking business in Niles, Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association’s profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management’s control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

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

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities and Mortgage-Backed and Related Securities:

The Company accounts for investment securities and mortgage-backed and related securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that investments be categorized as held-to-maturity, trading or available-for-sale. Securities classified as held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts using methods that approximate the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments, only if the Association has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available-for-sale are carried at fair value with resulting unrealized gains or losses recorded to equity. At December 31, 2005 and 2004, the Company’s equity accounts reflected net unrealized gains of $413,000 and $814,000, respectively, on securities designated as available-for-sale. Realized gains or losses on sales of securities are recognized using the specific identification method.

Loans Receivable:

Loans held in portfolio are stated at the principal amount outstanding, adjusted for the allowance for loan losses and unearned income. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management’s periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

At such time that management believes loan collection can only be effected through collateral liquidation, the estimated loan loss is charged off and the residual value is carried as an other asset.

Loan Origination Fees and Costs:

The Association accounts for loan origination fees and costs in accordance with SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.” Pursuant to the provisions of SFAS No. 91, all loan origination fees received net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan. Total unamortized fees and costs of $285,000 and $133,000, respectively, are carried with outstanding loan balances at December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Losses on Loans:

It is the Association’s policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Association ascertains if the allowance for losses on loans is sufficient to absorb a loss equal to the difference between the fair value of the property securing the loan and the loan’s carrying value and records an additional loan loss provision if indicated. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Association accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loan’s observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Association’s investment in commercial real estate loans, and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Loans which are more than ninety days contractually delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. The Association evaluates each impaired loan as to its circumstances to determine if interest recognition is appropriate when payments are received.

At December 31, 2005, the Association identified nine loans with a carrying value of $833,000 as impaired due to uncertain conditions and delinquent payments. Accrual of interest on these loans has been suspended. Contractual interest not recognized for 2005 was $59,000. The portion of the allowance for loan loss relating to the impaired loans at December 31, 2005 totaled $263,000. The average recorded investment in these loans for 2005 was $729,000. The carrying value of loans 90 days past due and still accruing was $72,000 at December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Premises and Equipment:

Premises and equipment are recorded at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line method over the estimated useful lives of the assets, estimated to be forty to fifty years for buildings and three to ten years for furniture and equipment.

Federal Income Taxes:

The Company accounts for federal income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company’s activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years’ earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Deferral of income taxes results primarily from the deferred compensation accrual, Federal Home Loan Bank stock dividends, and book/tax differences in the allowance for loan losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents:

For purposes of reporting cash flows, cash includes noninterest bearing cash which includes cash on hand and amounts due from correspondent banks.

Earnings Per Share:

Basic earnings per share is computed based upon the weighted-average shares outstanding during the year less weighted-average shares in the ESOP that are unallocated and not committed to be released. Diluted earnings per share is computed taking into consideration common shares outstanding and potential dilutive common shares to be issued under the Company’s stock option plan.

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis for 2005 and 2004 is as follows:

	2005	2004
Basic weighted-average shares	1,318,309	1,305,286

Diluted weighted-average shares	1,327,908	1,319,091

At December 31, 2005 and 2004, there were outstanding options to purchase 55,971 of common stock at an exercise price of $12.53.

Reclassifications:

Certain prior year amounts have been reclassified to conform to the 2005 consolidated financial statement presentation.

Recent Accounting Pronouncements:

On December 19, 2005, the Financial Accounting Standards Board issued FASB Staff Position (FSP) SOP 94-61, “Terms of Loan Products That May Give Rise to a Concentration of Credit Risk.” This FSP emphasizes the requirement to periodically assess the effect of changes in market or economic conditions on the adequacy of disclosures for all lending practices. Management does not believe that this FSP had an impact on the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Effects of Recent Accounting Pronouncements:

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued a revision to SFAS No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the awarded - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

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

Compensation cost is required to be recognized beginning in the first annual period that begins after December 15, 2005 or January 1, 2006 as to the Corporation.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, reporting of a change in accounting principle. It is effective for fiscal years beginning after December 31, 2005 or January 1, 2006 as to the Corporation.

Management does not believe that any of the recently issued but not yet effective accounting standards will have a material effect on the financial statements when adopted in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE B - INVESTMENT SECURITIES

Available-for-Sale:

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for available-for-sale securities are summarized as follows:

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
FHLMC common stock	$22	$1,416	$—	$1,438
Mortgage-backed securities	11,711	—	(479)	11,232
U.S. Agencies - callable:
Due after one year to five years	10,500	—	(135)	10,365
Due after five to ten years	6,000	4	(137)	5,867
Due after ten years	2,000	—	(43)	1,957

TOTALS	$30,233	$1,420	$(794)	$30,859

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
FHLMC common stock	$24	$1,818	$—	$1,842
Mortgage-backed securities	16,367	2	(486)	15,883
U.S. Agencies - callable:
Due after one year to five years	4,000	—	(34)	3,966
Due after five to ten years	4,000	—	(61)	3,939
Due after ten years	3,999	20	(25)	3,994
Other	15	—	—	15

TOTALS	$28,405	$1,840	$(606)	$29,639

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

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

Held-to-Maturity:

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values for securities held-to-maturity are summarized as follows:

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
U.S. Agencies - callable:
Due after one year to five years	$9,000	$—	$(156)	$8,844
Due after five to ten years	4,000	—	(69)	3,931
Due after ten years	—	—	—	—
Mortgage-backed and related securities	94	—	—	94

TOTALS	$13,094	$—	$(225)	$12,869

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
U.S. Agencies - callable:
Due after one year to five years	$10,000	$5	$(35)	$9,970
Due after five to ten years	8,000	1	(29)	7,972
Due after ten years	—	—	—	—
Mortgage-backed and related securities	148	1	—	149

TOTALS	$18,148	$7	$(64)	$18,091

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE B - INVESTMENT SECURITIES (CONTINUED)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2005.

	Less than Twelve Months		More than Twelve Months
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Held to maturity:
U.S. Agencies	$3,943	$(57)	$8,832	$(168)

Available for sale:
Mortgage-backed securities	2,677	(69)	8,555	(410)
U.S. Agencies	9,444	(56)	8,745	(255)

TOTALS	$16,064	$(182)	$26,132	$(833)

During 2005, the Association sold available-for-sale securities for total proceeds of $560,000 resulting in gross realized gains of $542,000, including the sale of stock held in a data processing company from which proceeds were $360,000 and the gain was $345,000.

During 2004, the Association sold available-for-sale securities for total proceeds of $1.7 million resulting in gross realized gains of $283,000.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio is as follows:

	December 31
	2005	2004
	(In thousands)
Real estate mortgage (primarily one-to-four family residential)	$34,381	$30,405
Construction and development	792	2,967
Commercial real estate	9,890	8,046
Consumer and other	512	403
Home equity lines of credit	2,266	1,776
Loans on deposits	82	112

	47,923	43,709
Less allowance for loan losses	743	743

TOTALS	$47,180	$42,966

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE C - LOANS RECEIVABLE (CONTINUED)

In the ordinary course of business, the Association has granted loans to some of its officers, directors and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1.5 million and $1.7 million at December 31, 2005 and 2004, respectively. During the years ended December 31, 2005 and 2004, loans of $108,000 and $204,000, respectively, were made to officers, directors and their related interests, while principal repayments of $331,000 and $230,000 were received from related parties during 2005 and 2004, respectively.

The Association’s lending efforts have historically focused on one-to-four family residential real estate loans and construction loans, which comprise approximately $34.7 million, or 72%, of the total loan portfolio at December 31, 2005, and $32.2 million, or 74% of the total portfolio at December 31, 2004. Historically, such loans have been conservatively underwritten with cash down payments sufficient to provide the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values.

The activity in the allowance for loan losses is summarized as follows:

	December 31
	2005	2004
	(In thousands)
Balance at beginning of year	$743	$759
Provision reflected in operations	—	—
Less loans charged off	—	(16)
Recovery	—	—

BALANCE AT END OF YEAR	$743	$743

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

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

Condensed financial information extracted from preliminary accounting information for year 2005 and unaudited information for year 2004 for the entire partnership is summarized as of and for the years ended December 31, 2005 and 2004 as follows:

	2005	2004
	(In thousands)
Balance Sheet:
Investment in real estate	$3,554	$3,760
Total assets	3,665	3,869
Mortgage payable	2,616	2,679
Partners’ equity	278	483

Operations:
Rental income	593	589
Net loss	205	126

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31
	2005	2004
	(In thousands)
Land	$32	$32
Building and building improvements	523	514
Furniture and equipment	378	311

	933	857
Less accumulated depreciation	603	568

TOTALS	$330	$289

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE F - DEPOSITS

Substantially all deposits are interest bearing. The type of deposit accounts are summarized as follows:

	December 31
	2005	2004
	(In thousands)
Savings and transaction accounts	$26,047	$27,243
Certificates of deposit	34,755	34,215

TOTALS	$60,802	$61,458

Deposits in excess of $100,000 are not federally insured. At December 31, 2005 and 2004, the aggregate amount of individual deposits in excess of $100,000 was $18.2 million and $16.9 million, respectively.

Scheduled maturities of certificates of deposit are as follows:

	December 31
	2005	2004
	(In thousands)
Within one year	$23,601	$19,027
One to two years	9,380	8,961
Two to three years	1,774	4,902
Three to four years	—	1,325
Four to five years	—	—

TOTALS	$34,755	$34,215

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE G - FEDERAL INCOME TAXES

	Year Ended December 31
	2005	2004
	(In thousands)
Income tax expense is summarized as follows:
Federal:
Current	$452	$444
Deferred	(11)	4

TOTALS	$441	$448

The provision for federal income taxes on earnings differ from that computed at the statutory rate of 34% as follows:

	Year Ended December 31
	2005	2004
	(In thousands)
Federal taxes computed at statutory rate	$506	$503
Increase (decrease) resulting from:
Limited partnership tax credits	(78)	(78)
Dividends received deduction	(9)	(8)
Other	22	31

FEDERAL INCOME TAX PROVISION	$441	$448

Effective federal income tax rate	29.7%	30.3%

The components of the net deferred federal income tax asset (liability) are as follows:

	December 31
	2005	2004
	(In thousands)
Deferred tax liabilities:
Federal Home Loan Bank stock dividends	$(172)	$(152)
Depreciation	(13)	—
Unrealized gains on securities available for sale	(213)	(420)

TOTAL DEFERRED TAX LIABILITIES	(398)	(572)
Deferred tax assets:
Deferred compensation	134	134
Allowance for loan losses	252	252
Imputed loan interest	81	61
ESOP	26	27
Loan fees	46	28
Depreciation	—	3
Sale of FHLMC options	—	6

TOTAL DEFERRED TAX ASSETS	539	511

NET DEFERRED FEDERAL
INCOME TAX ASSET (LIABILITY)	$141	$(61)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE G - FEDERAL INCOME TAXES (CONTINUED)

The Association was previously allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2005, includes approximately $2.5 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $863,000 at December 31, 2005.

The Association’s tax credits arise from an investment in a qualified low-income housing limited partnership. The credit is subject to partial recapture in the event the project fails to comply with regulations pertaining to qualifying basis. At December 31, 2005, the partnership had maintained its qualifying basis. In the event of recapture, the Association would have to repay $245,000 of credits used plus nondeductible interest.

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

Federal Home Loan Bank (FHLB) advances are secured by qualifying one-to-four family residential and multi-family mortgage loans up to 125% of outstanding advances, or $25.6 million at December 31, 2005. Advances issued by the FHLB are at either a variable or fixed rate of interest or at a fixed rate for an initial period until a quarterly option exercisable by the FHLB may convert the issue to a variable rate. Each advance is subject to a prepayment penalty if paid prior to its maturity date, except for when prior to maturity, an advance is converted to a variable rate. In the event of such conversion, the advance may be prepaid without penalty at conversion and on a quarterly basis thereafter. The following table summarizes the advances.

Interest Rate	Maturity	Convertible to Variable Rate	Amount (in thousands)
3.12%	August, 2006	N/A (fixed)	$1,000
4.60%	April, 2007	N/A (variable)	2,000
5.01%	December, 2010	March, 2002	3,000
5.20%	December, 2010	December, 2003	2,000
4.60%	January, 2011	January, 2002	2,000
4.93%	February, 2011	February, 2004	2,000
4.71%	February, 2011	February, 2002	1,000
5.20%	March, 2011	March, 2006	1,000
4.08%	April, 2011	April, 2002	2,000
4.16%	May, 2011	May, 2002	2,000
4.09%	May, 2011	May, 2002	1,000
4.52%	August, 2011	August, 2004	1,500

Weighted - average 4.59%		TOTAL	$20,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE H - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT (CONTINUED)

At December 31, 2005, the outstanding advances from FHLB totaled $20.5 million at a weighted-average rate of 4.59%.

The Association maintains a $3.2 million unsecured line of credit with another financial institution. At December 31, 2005 and 2004, the line of credit was not used and was fully available.

NOTE I - EMPLOYEE BENEFIT PLANS

Stock Option Plan:

The Board of Directors adopted a Stock Option Plan that provided for the issuance of 175,440 shares of authorized, but unissued shares of common stock at fair value at the date of grant. During 1999, the Company granted options to purchase 157,896 shares at an exercise price of $12.53 per share.

A summary of the status of the Company’s stock option plan as of December 31, 2005 and 2004 and changes during the period ended on those dates is presented below:

	2005		2004
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	55,971	$12.53	110,472	$12.53
Granted	—	—	—	—
Exercised	—	—	54,151	12.53
Forfeited	—	—	350	—

Outstanding at end of year	55,971	$12.53	55,971	$12.53

Options exercisable at year-end	55,971	$12.53	55,971	$12.53

The following information applies to options outstanding at December 31, 2005:

Number outstanding	55,971
Weighted-average exercise price	$12.53
Weighted-average remaining contractual life	6.3 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE I - EMPLOYEE BENEFIT PLANS (CONTINUED)

Pro Forma Disclosure of the Effect of Stock-Based Compensation:

The Company accounts for its stock option plan in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

Pro forma effects on earnings arising from stock based compensation have been omitted for 2005 and 2004 in that no options were granted in those years.

Employee Stock Ownership Plan:

The Company has an Employee Stock Ownership Plan (“ESOP”) which provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Company accounts for the ESOP in accordance with Statement of Position (“SOP”) 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” SOP 93-6 requires the measure of compensation expense recorded by employers to equal the average fair value of ESOP shares allocated to participants during a given fiscal year. The shares released to participant accounts are based upon the principal and interest payments of the underlying debt. As shares are committed to be released, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computation. The expense related to the ESOP totaled $177,000 and $209,000 for years 2005 and 2004, respectively. Dividends paid on unallocated shares are used to pay debt service. At December 31, 2005 and 2004, the ESOP held 57,280 and 73,912 unallocated shares with a fair market value of $.9 million and $1.3 million, respectively, for each year. Shares allocated since inception through December 31, 2005 and 2004 were 144,305 and 127,613, respectively. The remaining unpaid cost of the original unallocated shares at December 31, 2005 and 2004 is $390,000 and $503,000, respectively, which is presented as common stock purchased by the Employee Stock Ownership Plan in stockholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE I - EMPLOYEE BENEFIT PLANS (CONTINUED)

Nonqualified Deferred Compensation Plan:

The Directors of the Association had approved a nonqualified deferred compensation plan for certain officers which provided for retirement benefits of specified amounts for each executive. The agreements had been subject to annual renewal, however, the Directors elected to terminate this agreement at the conclusion of the plan year ended August 31, 1998. Accrued deferred compensation in the amount of $396,000 at December 31, 2005 and 2004 is payable in a lump sum upon the executive’s death, disability, voluntary resignation, or termination by the Association without cause.

NOTE J - TREASURY STOCK

During 2003, the Board of Directors authorized two repurchase plans of up to 69,865 and 141,477 shares, respectively, of its common stock in the open market or private transaction. The repurchased shares are to be held in the treasury and used for general corporate purposes including use in the Company’s benefit plans. During 2004, the Company purchased 68,908 shares at a cost of $1.2 million. There was no common stock repurchased or repurchase plans authorized by the Board of Directors during 2005.

NOTE K - COMMITMENTS AND CONTINGENCIES

The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association’s involvement in such financial instruments.

The Association’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance sheet instruments.

At December 31, 2005, the Association had outstanding commitments of approximately $2.1 million to originate fixed and variable rate residential real estate loans and $2.0 million of variable rate home equity lines of credit. The average interest rate of loan commitments and home equity lines of credit was 6.4% at December 31, 2005. In the opinion of management, the outstanding loan commitments equaled or exceeded prevalent market interest rates and such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

From time to time, and in the ordinary course of business, the Company becomes a party to matters of litigation. In the opinion of the Company’s counsel, there are no claims, asserted or unasserted, the resolution of which would have a material affect on the Company’s consolidated financial statements.

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows carrying values and the related estimated fair values of financial instruments at December 31, 2005 and 2004.

	December 31
	2005		2004
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
	(In thousands)
Cash and equivalents	$4,591	$4,591	$6,178	$6,178
Securities:
Available-for-sale	30,859	30,859	29,639	29,639
Held-to-maturity	13,094	12,869	18,148	18,091
Federal Home Loan Bank stock	1,199	1,199	1,141	1,141
Loans	47,180	47,253	42,966	43,212
Accrued interest receivable	579	579	579	579
Deposits:
Checking, savings and money market	(26,047)	(26,047)	(27,243)	(27,243)
Certificates of deposit	(34,755)	(34,695)	(34,215)	(34,384)
Accrued interest payable	(152)	(152)	(130)	(130)
Federal Home Loan Bank advances	(20,500)	(20,732)	(20,500)	(21,426)

For purposes of the above disclosures of estimated fair value, the following assumptions were used: the estimated fair value for cash and equivalents and accrued interest was considered to approximate cost; the estimated fair value for securities was based on quoted market values for the individual securities or for equivalent securities; the estimated fair value for loans was based on estimates of the rate the Association would charge for similar loans at December 31, 2005 and 2004, respectively, applied over estimated payment periods; the estimated fair value for demand and savings deposits was based on their carrying value; the estimated fair value for certificates of deposit was based on estimates of the rate the Company would pay on such obligations at December 31, 2005 and 2004, respectively, applied for the time period until maturity; the fair value of the advances at December 31, 2005 and December 31, 2004 was determined with reference to rates in effect for similar lending arrangements; and the estimated fair value of commitments was not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

While these estimates of fair values are based on management’s judgment of appropriate factors, there is no assurance that, if the Company had disposed of such items at December 31, 2005 or 2004, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2005 should not be considered to apply at any subsequent date.

NOTE M - REGULATORY CAPITAL

The Association is subject to minimum capital requirements promulgated by the Office of Thrift Supervision (“OTS”). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the tier 1 core capital requirement and the total risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The tier 1 core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk.

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

During the year 2005, the Association was notified by the OTS that it was categorized as “well capitalized” under the framework for prompt corrective action. To be categorized as “well capitalized,” the Association must maintain capital ratios as set forth in the following schedule.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE M - REGULATORY CAPITAL (CONTINUED)

As of December 31, 2005 and 2004, management believes that the Association met all capital adequacy requirements to which it was subject.

2005:

	Actual		To be Adequately Capitalized				To be “Well- Capitalized” under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in thousands)
Tier 1 core capital	$14,846	15.4%	≥	$3,869	≥	4.0%	≥	$4,836	≥	5.0%
Total risk-based capital	$16,019	37.5%	≥	$3,414	≥	8.0%	≥	$4,268	≥	10.0%
Tier 1 risk-based capital	$14,846	34.8%	≥	$1,707	≥	4.0%	≥	$2,561	≥	6.0%
Tangible capital	$14,846	15.4%	≥	$1,451	≥	1.5%		*		*

2004:

	Actual		To be Adequately Capitalized				To be “Well- Capitalized” under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in thousands)
Tier 1 core capital	$13,623	14.2%	≥	$3,842	≥	4.0%	≥	$4,802	≥	5.0%
Total risk-based capital	$14,963	36.9%	≥	$3,249	≥	8.0%	≥	$4,060	≥	10.0%
Tier 1 risk-based capital	$13,623	33.6%	≥	$1,624	≥	4.0%	≥	$2,436	≥	6.0%
Tangible capital	$13,623	14.2%	≥	$1,441	≥	1.5%		*		*

*	Ratio is not required under regulations

The Association’s management believes that, under the current regulatory capital regulations, the Association will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Association, such as increased interest rates or a downturn in the economy in the primary market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE M - REGULATORY CAPITAL (CONTINUED)

The Association is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Company. Generally, the Association’s payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC.

The following condensed financial statements summarize the financial position of First Niles Financial, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended.

First Niles Financial, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

(In thousands)

	2005	2004
ASSETS

Cash and cash equivalents:
Noninterest bearing	$238	$9
Interest bearing	520	1,576

	758	1,585
Mortgage loan receivable	283	289
Account receivable from Home Federal Savings and Loan Association of Niles	3	63
Investment in Home Federal Savings and Loan Association of Niles	15,259	14,437
Accrued interest receivable	2	2
Prepaid federal income tax	119	65

TOTAL ASSETS	$16,424	$16,441

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses	$28	$28

TOTAL LIABILITIES	28	28
Stockholders’ equity	16,396	16,413

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$16,424	$16,441

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC. (CONTINUED)

First Niles Financial, Inc.

CONDENSED STATEMENTS OF INCOME

For the years ended December 31, 2005 and 2004

(In thousands)

	2005	2004
Revenue:
Interest income	$52	$26

TOTAL REVENUE	52	26

General and administrative expenses	320	243

LOSS BEFORE INCOME TAX CREDITS AND EQUITY IN EARNINGS OF SUBSIDIARY	(268)	(217)

Income tax credits	(91)	(74)

LOSS BEFORE EQUITY IN EARNINGS OF SUBSIDIARY	(177)	(143)

Equity in earnings of subsidiary	1,223	1,175

NET INCOME	$1,046	$1,032

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FIRST NILES FINANCIAL, INC. AND SUBSIDIARY

December 31, 2005 and 2004

NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIRST NILES FINANCIAL, INC. (CONTINUED)

First Niles Financial, Inc.

CONDENSED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

(In thousands)

	2005	2004
Cash flows from operating activities:
Net income for the period	$1,046	$1,032
Adjustments to reconcile net income to net cash provided by operating activities:
Excess distributions (undistributed income of) from consolidated subsidiary	(1,223)	325
Net decrease in due from subsidiary, accrued interest and prepaid expenses	182	649
Decrease in accounts payable and accrued expense	—	(9)

NET CASH PROVIDED BY OPERATING ACTIVITIES	5	1,997

Cash flows from investing activities:
Net decrease in loans receivable	6	5
Net (increase) decrease in interest bearing deposits	1,057	(700)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,063	(695)

Cash flows from financing activities:
Exercise of options	—	679
Dividends paid	(839)	(794)
Purchase of treasury stock	—	(1,199)

NET CASH USED IN FINANCING ACTIVITIES	(839)	(1,314)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	229	(12)

Cash and cash equivalents at beginning of period	9	21

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$238	$9

Noncash transaction:
Employee stock benefit plan transactions	$177	$209

Tax benefits from stock option plan	$—	$44

FIRST NILES FINANCIAL, INC.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2:00 p.m. local time, Wednesday, April 26, 2006, at the main office of First Niles, located at 55 North Main Street, Niles, Ohio.

COMMON STOCK AND DIVIDENDS

First Niles Financial, Inc.’s common stock trades on The Nasdaq SmallCap Market under the symbol “FNFI.” At December 31, 2005, there were 1,754,411 shares of common stock issued, 1,384,553 shares of common stock outstanding and 431 shareholders of record.

The table below presents the quarterly range of high and low sales prices of First Niles’ common stock for 2004 and 2005, as well as the amount of cash distributions declared during the stated periods. The price information set forth in the table below was provided by the Nasdaq Stock Market.

	CASH DIVIDENDS
	HIGH	LOW	DECLARED
First Quarter (ended March 31, 2004)	$18.25	$16.67	$0.15
Second Quarter (ended June 30, 2004)	$19.30	$16.51	$0.15
Third Quarter (ended September 30, 2004)	$20.70	$16.85	$0.15
Fourth Quarter (ended December 31, 2004)	$19.90	$17.30	$0.16

First Quarter (ended March 31, 2005)	$18.29	$14.69	$0.16
Second Quarter (ended June 30, 2005)	$18.00	$14.50	$0.16
Third Quarter (ended September 30, 2005)	$17.32	$14.00	$0.16
Fourth Quarter (ended December 31, 2005)	$15.98	$12.00	$0.16

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note M of the Notes to Consolidated Financial Statements included in this Annual Report.

SHAREHOLDER AND GENERAL INQUIRIES	TRANSFER AGENT

Lawrence Safarek, Vice President First Niles Financial, Inc. 55 North Main Street Niles, Ohio 44446 (330) 652-2539	Computershare Investor Services LLC 2 North Lasalle Street Chicago, Illinois 60602 (888) 294-8217 (toll free)

ANNUAL AND OTHER REPORTS

Copies of the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission can be obtained, without cost, by writing or calling: First Niles Financial, Inc. Investor Relations, Attn: Lawrence Safarek, Vice President and Treasurer, 55 North Main Street, Niles, Ohio 44446: (330) 652-2539.

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

ROBERT I. SHAKER

Partner, Law Firm of Shaker & Shaker

EXECUTIVE OFFICERS

WILLIAM L. STEPHENS

Chairman, President and Chief Executive

Officer of First Niles Financial, Inc. and

Home Federal Savings and Loan

Association of Niles

LAWRENCE SAFAREK

Vice President and Treasurer of First

Niles Financial, Inc. and Home Federal

Savings and Loan Association of Niles

INDEPENDENT AUDITORS ANNESS, GERLACH & WILLIAMS, a Professional Corporation Certified Public Accountants 1275 Boardman-Canfield Road Youngstown, Ohio 44513	SPECIAL COUNSEL POWELL GOLDSTEIN LLP One Atlantic Center - 14th Floor 1201 W. Peachtree Street, N.W. Atlanta, Georgia 30309-3488